As confidentially submitted to the U.S. Securities and Exchange Commission on April 21, 2026.
This draft registration statement has not been publicly filed with the U.S. Securities and
Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

______________________________________________

AMENDMENT NO. 3 TO
FORM F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

______________________________________________

Web3Labs Global Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

______________________________________________

Cayman Islands	8742	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification number)

Flat B, 1/F., Po Sing Mansion, No. 157 Kowloon City Road
Kowloon, Hong Kong
Tel: +852 27762311
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive office)

__________________________________________

Puglisi & Associates
850 Library Avenue, Suite 204
Newark, DE 19711
Tel: (302) 738-6680
(Name, address, including zip code, and telephone number, including area code, of agent for service)

__________________________________________

With a copy to:

Richard I. Anslow, Esq. Joshua N. Englard, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas, 11th Floor New York, New York 10105 (212) 370-1300	Yue (Mark) Li, Esq. Xiaochun (Jonathan) Jiang, Esq. MagStone Law, LLP 293 Eisenhower Parkway, Suite 135 Livingston, New Jersey 07039 (347) 989-6327

__________________________________________

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

____________

†         The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion, DATED APRIL 21, 2026

$25,000,000

Web3Labs Global Inc.

This is the initial public offering of Class A ordinary shares of Web3Labs Global Inc., a Cayman Islands exempted company. Web3Labs Global Inc. (“Web3Labs”) is a holding company with no material operations of its own, which conducts substantially all of its operations through Web3hub Global Company Limited (Hong Kong) (“Web3hub” or the “Hong Kong Subsidiary”), its Hong Kong subsidiary principally operating in Hong Kong (“Hong Kong”), the special administration region of the PRC (“PRC” or “China”, and when referring to mainland China, excluding Hong Kong, Taiwan and Macau, “mainland China”). Throughout this prospectus, unless the context indicates otherwise, references to “Web3Labs” are to Web3Labs Global Inc., our Cayman Islands holding company, and references to “our company,” the “Company,” “we,” “us,” “our,” “ourselves”, or similar terms are to Web3Labs and its subsidiaries.

We are offering [    ] Class A ordinary shares, par value $0.0001 per share, on a firm commitment basis. We expect the initial public offering price of our Class A ordinary shares to be in the range of $4.00 to $5.00 per share. Prior to this offering, there has been no public market for our Class A ordinary shares. We have applied for the listing of our Class A ordinary shares on the Nasdaq Capital Market, or Nasdaq, under the symbol “MDAT.” We cannot guarantee that we will be successful in listing our Class A ordinary shares on the Nasdaq. However, we will not complete this offering unless we are so listed.

Upon the completion of this offering, our share capital will consist of two classes of ordinary shares: Class A ordinary shares and Class B ordinary shares. The rights of the holders of our Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting and conversion. Each Class A ordinary share is entitled to one (1) vote and each Class B ordinary share is entitled to twenty (20) votes. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder of such Class B ordinary share at any time, provided that the foregoing conversion rate will be adjusted to account for any subdivision or combination (or similar reclassification or recapitalization of the Class A ordinary shares in issue into a greater or lesser number of shares without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalization of the Class B ordinary shares in issue (such adjusted conversion rate being the “Conversion Rate”)). Class A ordinary shares shall not be convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity other than holders of Class B ordinary shares or their affiliates, such Class B ordinary shares shall be automatically and immediately converted into a corresponding number of Class A ordinary shares calculated at the Conversion Rate. Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all matters submitted to a vote of our shareholders, unless otherwise required by law or our amended and restated memorandum and articles of association.

As of the date of this prospectus, no transfers, loans, or capital contributions have been made from Web3Labs, our Cayman Islands holding company, to any of our subsidiaries or to any of our investors, and no transfers, dividends or other distributions have been made from our subsidiaries to Web3Labs or to any investors. Subject to certain restrictions under Cayman Islands law, namely that Web3Labs may only pay dividends out of profits or share premium amount, and provided that Web3Labs is able to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid, Web3Labs can transfer cash or pay dividend or other distributions in cash to its shareholders, subject to the content in the section titled “Dividend Policy.” Among Web3Labs and its subsidiaries, cash can be transferred from Web3Labs and its subsidiary, Web3hub, as needed in the form of capital contributions. We have not been notified of any restriction which could limit Web3hub’s ability to transfer cash to Web3Labs in Hong Kong. In the future, cash proceeds from overseas financing activities, including this offering, may be transferred by Web3Labs to our subsidiary in Hong Kong, Web3hub, via capital contribution or shareholder loans. We currently do not maintain a cash management policy that dictates how funds are transferred. We believe that as of the date of this prospectus, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong, except relating to transfer of funds involving money laundering and criminal activities. There can be no assurances that the PRC government will not restrict or prohibit the flow of cash in or out of Hong Kong. Any restrictions, prohibitions, interventions or limitations by the PRC government on our ability (including our Hong Kong Subsidiary) to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong. For additional information, see the Company’s consolidated financial statements and notes thereto beginning on page F-1.

The PRC government imposes controls on the convertibility of Renminbi, the national currency of the PRC, into foreign currencies and, in certain cases, the remittance of currency out of mainland China. Although we have no business operations in mainland China, if such control were to extend to Hong Kong, or if by any case we were to become subject to such oversight or discretion in the future, it may restrict the ability of our Hong Kong Subsidiary to remit currency maintained in Hong Kong to non-Hong Kong entities in order for those entities to pay dividends or make other payments or otherwise satisfy their foreign-currency-denominated obligations. The Hong Kong government has not issued similar laws or regulations for companies that are incorporated in or conduct businesses in Hong Kong. Other than the above, and except for the transfer of funds involving money laundering and criminal activities, there is no regulatory oversight by authorities in mainland China or Hong Kong over the flow of funds with our Company, or any distributions or dividends to our investors as of the date of this prospectus, and we do not expect there will be such regulatory oversight before or after the completion of this offering.

Hong Kong is a Special Administrative Region of the PRC and enjoys its own limited autonomy as defined by the Basic Law of Hong Kong. Hong Kong’s legal system, which is different from that of mainland China, is based on common law and has its own laws and regulations, but some of the national laws of the PRC are made applicable in Hong Kong under the Basic Law. It has been speculated that there may be increased alignment between PRC laws and regulations and the Basic Law or that PRC laws and regulations will be applied directly in Hong Kong. As a result, the legal and operational risks and uncertainties associated with operating in the PRC may be applicable to Hong Kong and we may face similar legal and operational risks and uncertainties relating to our operations in Hong Kong. Any material changes in the current legal and regulatory measures and conditions that are applicable for us could result in disruption of business, additional costs and expenses, and loss of key personnel, any of which could adversely affect our financial condition and results of operations.

The position on digital asset businesses in mainland China is significantly less permissive than Hong Kong. The central bank in mainland China has recently announced a ban on digital asset trading activities. In addition, the Chinese government recently announced that it would increase supervision of mainland Chinese companies listed offshore. Under the new measures, the Chinese government will improve regulation of cross-border data flows and security, police illegal activity in the securities market and punish fraudulent securities issuances, market manipulation and insider trading. It will also monitor sources of funding for securities investment and control leverage ratios. The Cyberspace Administration of China (“CAC”) has also opened a cybersecurity probe into several large U.S.-listed technology companies focusing on anti-monopoly and financial technology regulation and, more recently with the passage of the PRC Data Security Law, how companies collect, store, process and transfer data. Based on our discussions with Patrick Mak & Tse, our Hong Kong counsel, we believe our Hong Kong Subsidiary’s business operation is not subject to the oversight of the CAC or any other relevant government agencies in the PRC with respect to data security or cybersecurity. In addition, while we do not believe that we are subject to the PRC tax authorities’ and/or anti-monopoly agencies’ oversight, if the PRC tax authorities, the anti-monopoly enforcement agency or any other relevant agencies of the PRC government determines that we are deemed to be a PRC resident enterprise for PRC enterprise income tax purposes or that we are subject to the anti-monopoly related regulations in the PRC, our business operation and financial conditions will be adversely impacted, and a number of unfavorable PRC tax consequences could follow. See “Risk Factors — The PRC government has significant oversight and discretion over the manner in which companies incorporated under the laws of PRC must conduct their business activities. Although we have no business operations in mainland China and none of our subsidiaries are incorporated in mainland China, if we were to become subject to such oversight or discretion, there may be a material adverse change in our operations and/or the value of our securities, which would materially affect the interests of the investors.” If the recent PRC regulatory actions on data security or other data-related laws and regulations were to apply to us, we could become subject to certain cybersecurity and data privacy obligations, including the potential requirement to conduct a cybersecurity review for our listing on a foreign stock exchange, and the failure to meet such obligations could result in penalties and other regulatory actions against us and may materially and adversely affect our business and results of operations.

We are not a Hong Kong operating company, but an offshore holding company incorporated in the Cayman Islands conducting our business through our wholly-owned subsidiary in Hong Kong. Investors in our Class A ordinary shares are not purchasing equity securities in our Hong Kong Subsidiary that conducts substantive business operations in Hong Kong. Instead, investors in this offering are purchasing equity securities of a Cayman Islands holding company and will not hold equity interests in our Hong Kong Subsidiary. We do not maintain operations in mainland China, do not generate revenues from mainland China, and do not intend to provide services in mainland China. We believe, based on determinations made by our administrative and legal staff in Hong Kong (but not based on any third party legal opinion) that the laws and regulations of the PRC that do not apply in Hong Kong, including the recent developments on digital assets and cybersecurity laws and regulations of the PRC, do not currently have any material impact on our business, financial condition and results of operations or the listing of our securities, notwithstanding the fact that we maintain a subsidiary in Hong Kong. Although the holding company structure may be used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, that purpose does not apply to our Company. However, if certain PRC laws and regulations were to become applicable in Hong Kong in the future, the application of such laws and regulations may have a material adverse impact on our business, financial condition and results of operations and our ability to offer or continue to offer securities to investors, including risks that the PRC authorities could disallow our corporate structure, any of which will likely result in a material adverse change in our operations and/or may cause the value of our securities to significantly decline or become worthless. Please see “Risk Factors — Our business, financial condition and results of operations, and/or the value of our securities or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to us” and “— The PRC government has significant oversight and discretion over the manner in which companies incorporated under the laws of PRC must conduct their business activities. Although we have no business operations in mainland China and none of our subsidiaries are incorporated in mainland China, if we were to become subject to such oversight or discretion, there may be a material adverse change in our operations and/or the value of our securities, which would materially adversely affect the interests of our shareholders.”

As we currently do not have any business operations in mainland China, we and our subsidiaries, including Web3hub, are not required to obtain any permission or approval from the China Securities Regulatory Commission (the “CSRC”), CAC or any other PRC governmental authority to operate our business, including the business operations of our Hong Kong Subsidiary, or to list our securities on a U.S. securities exchange or offer and issue securities to foreign investors. Accordingly, we believe that we are not required to obtain permission or approval from any PRC state or local government and have not received any denial or notification in connection with offering securities in the U.S. In the event that we inadvertently concluded that relevant permissions or approvals were not required or that applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, any failure by us to maintain or obtain such permissions or approvals could result in enforcement and other action by the PRC government, including investigations, penalties, fines and orders, which action could significantly limit or completely hinder our ability to operate and offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

We also face risks associated with the Holding Foreign Companies Accountable Act, or HFCAA. Trading in our securities on U.S. markets, including the Nasdaq, may be prohibited under the HFCAA if the Public Company Accounting Oversight Board, or PCAOB, determines that it is unable to inspect or investigate completely our auditor for two consecutive years. On December 16, 2021, the PCAOB issued the HFCAA Determination Report to notify the SEC of its determinations that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong. The U.S. independent public accounting firm of the Company, Guangdong Prouden CPAs GP (“Prouden”), which is headquartered in China and registered with the PCAOB, was not among the auditor firms listed on the determination list issued by the PCAOB, which noted all of the auditor firms that the PCAOB was not able to inspect. On December 15, 2022, the PCAOB announced that it was able to conduct inspections and investigations of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong in 2022. The PCAOB vacated its previous determination accordingly. However, whether the PCAOB will continue to conduct inspections and investigations to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors, including positions taken by authorities of the PRC and the PCAOB. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in mainland China and Hong Kong. Although our U.S. independent registered accounting firm is subject to inspection by the PCAOB, and we have no operations in mainland China, there can be no assurance that our auditor will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between mainland China and Hong Kong, or if any component of our auditor’s work papers become located in mainland China in the future. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we were to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited, and as a result, the exchange may determine to delist our securities.

We will have a dual-class capital structure consisting of Class A ordinary shares and Class B ordinary shares upon the consummation of this offering. Our Class A ordinary shares will carry one vote per share and our Class B ordinary shares will carry 20 votes per share. Accordingly, holders of the Class B ordinary shares will, for the foreseeable future, have voting control over such matters requiring approval by shareholders, including, but not limited to, the election of directors and the approval of mergers or other business combination transactions, even if they hold a minority of our total outstanding shares. In addition, if we issue additional Class B ordinary shares in the future, such issuances will be highly dilutive to holders of the Class A ordinary shares. See “Risk Factors — Dual-Class Capital Structure Limits the Ability of Holders of Class A Ordinary Shares to Influence Corporate Decisions.”

Holders of our Class B ordinary shares will hold a significant degree of control over matters submitted to shareholders for approval, including but not limited to the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. In order to continue controlling the outcome of such matters, holders of Class B ordinary shares must maintain at least 51% of the outstanding voting power. This threshold will allow them to exercise their voting rights, which are disproportionately greater than those of holders of Class A ordinary shares. Upon the consummation of this offering, G-Rocket Holdings Limited (“G-Rocket”), the sole holder of all Class B ordinary shares, will hold approximately 79.7% of our outstanding voting power (assuming that it does not purchase any Class A ordinary shares in this offering). The disparate voting rights associated with the Class B ordinary shares will have anti-takeover effects, as they give holders of Class B ordinary shares the power to block or influence the outcome of a change in control transaction, including mergers or acquisitions. This could serve as a mechanism to prevent unsolicited takeover attempts and preserve the current ownership structure.

The delisting or the cessation of trading of our Class A ordinary shares, or the threat of their being delisted or prohibited from being traded, may materially and adversely affect the value of your investment.

For a detailed description of risks relating to doing business in Hong Kong, see section entitled “Risk Factors — Risks Relating to Doing Business in Hong Kong.”

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our Class A ordinary shares involves risks. See the section entitled “Risk Factors” to read about factors you should consider before buying our Class A ordinary shares.

We are both an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company,” and “Prospectus Summary — Implications of Being a Foreign Private Issuer.”

Investing in our securities involves a high degree of risk. Before buying any Class A ordinary shares, you should carefully read the discussion of the material risks of investing in our Class A ordinary shares under the heading “Risk Factors” beginning on page 14 of this prospectus.

	Per Share	Total
Public offering price	$	$
Underwriting discounts(1)(2)	$	$
Proceeds to us, before expenses	$	$

____________

(1)      Represents underwriting discount and commissions equal to (i) seven percent (7%) per share, which is the underwriting discount we have agreed to pay on investors in this offering introduced by the underwriters; and (ii) four percent (4%) per share, which is the underwriting discount we have agreed to pay on investors in this offering introduced by us. For the purpose of this calculation only, we assume 100% of investors in this offering are introduced by the underwriters with no exercise of the over-allotment option.

(2)      Does not include a non-accountable expense allowance equal to one percent (1.0%) of the gross proceeds of this offering, payable to the underwriters, or the reimbursement of certain expenses of the underwriters. For a complete description of the compensation to be received by the underwriters, see “Underwriting.”

We have granted a 30-day option to the representative of the underwriters to purchase up to an additional 15% of Class A ordinary shares at the initial public offering price less the underwriting discounts, solely to cover over-allotments, if any.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the Class A ordinary shares to purchasers against payment therefore on or about           , 2026.

Sole Book-Running Manager

The date of this prospectus is           , 2026.

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with information different from what is contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We and the underwriters are not making an offer to sell securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States of America (the “United States” or the “U.S.”): Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction, other than the United States, where action for that purpose is required. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our Class A ordinary shares and the distribution of this prospectus outside of the United States.

i

ABOUT THIS PROSPECTUS

Unless otherwise indicated, in this prospectus, the following terms shall have the meaning set out below:

“BVI”	British Virgin Islands.
“Cayman” or “Cayman Islands”	Cayman Islands.
“China” or the “PRC”

The People’s Republic of China, and only in the context of describing PRC laws, rules, regulations, regulatory authorities, and any PRC entities or citizens under such rules, laws and regulations and other legal or tax matters in this prospectus, excludes, Taiwan, the Hong Kong Special Administrative Region and the Macau Special Administrative Region.

“Class A ordinary shares”	Class A ordinary shares, par value $0.0001 per share, of Web3Labs.
“Class B ordinary shares”	Class B ordinary shares, par value $0.0001 per share, of Web3Labs.
“Code”	The Internal Revenue Code of 1986, as amended.
“Exchange Act”	The Securities Exchange Act of 1934, as amended.
“Hong Kong”	The Hong Kong Special Administrative Region of the People’s Republic of China.
“mainland China”	The People’s Republic of China, excluding Taiwan, Hong Kong and Macau for the purpose of this prospectus.
“Nasdaq”	The Nasdaq Stock Market LLC
“ordinary shares”	Class A ordinary shares and Class B ordinary shares.
“our company,” “Company,” “we,” “us,” “our,” or “ourselves”	Web3Labs and its subsidiaries.
“PCAOB”	Public Company Accounting Oversight Board.
“RMB”, “Chinese Yuan” or “Renminbi”	Legal currency of mainland China.
“SEC”	The United States Securities and Exchange Commission.
“Securities Act”	The Securities Act of 1933, as amended.
“US”, “U.S.” or “USA”	The United States of America.
“US$,” “U.S. dollars,” “$,” or “dollars”	Legal currency of the United States.
“Web3hub” or “Hong Kong Subsidiary”	Web3hub Global Company Limited, a limited company organized under the laws of Hong Kong and a wholly-owned subsidiary of Web3Labs BVI.
“Web3Labs”	Web3Labs Global Inc., an exempted company limited by shares incorporated under the laws of Cayman Islands.
“Web3Labs BVI”	Web3Labs Global (BVI) Inc., a limited company incorporated under the laws of British Virgin Islands and a wholly-owned subsidiary of Web3Labs.

Our reporting currency is the US$. The functional currency of our Hong Kong Subsidiary is HK dollar. Unless stated otherwise, all dollar amounts are in United States Dollars. Certain amounts are expressed in Hong Kong dollars. The exchange rate used for translation from Hong Kong dollar to US$ was 7.7833 and 7.8499, representing the exchange rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025 and June 30, 2025, respectively. This rate was used to translate Company’s balance sheets, income statement items and cash flow items for the six months ended December 31, 2025 and year ended June 30, 2025.

ii

Numerical figures included in this registration statement may be subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.

This prospectus follows the English naming convention of first name followed by last name, regardless of whether an individual’s name is Chinese or English. For example, the name of our Chief Executive Officer will be presented as “Chun Long Wong,” even though, in Chinese and Cantonese, Mr. Wong’s name is presented as “Wong Chun Long.”

Our fiscal year end is June 30. References to a particular “fiscal year” are to our fiscal year ended June 30 of that calendar year. References to a particular “year” are also to our fiscal year ended June 30 of that calendar year unless the text indicates otherwise. Our audited consolidated financial statements have been prepared in accordance with the generally accepted accounting principles in the United States (the “U.S. GAAP”).

Except where indicated or where the context otherwise requires, all information in this prospectus assumes no exercise by the underwriters of their over-allotment option.

We obtained the industry, market and competitive position data in this prospectus from our own internal estimates, surveys, and research as well as from publicly available information, industry and general publications and research, surveys and studies conducted by third parties to provide information regarding our industry and market position in Hong Kong. We believe that the information disclosed in the third party resources reflects reasonable estimates of market conditions based on publicly available sources and trade opinion surveys, and is prepared primarily as a market research tool. Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources we believe are reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus, and to risks due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in these forecasts and other forward-looking information.

We have proprietary rights to the trademark used in this prospectus that is important to our business, which is registered under applicable intellectual property laws. Solely for convenience, the trademark in this prospectus is without the ®, ™ and other similar symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to this trademark.

To the extent that this prospectus contains additional trademarks, service marks and trade names of others, all trademarks, service marks and trade names appearing in this prospectus are, to our knowledge, the property of their respective owners. We do not intend our use or display of other companies’ trademarks, service marks or trade names to imply a relationship with, or endorsement or sponsorship of us by, any other person.

iii

SUMMARY

This prospectus summary highlights certain information appearing elsewhere in this prospectus. As this is a summary, you should read the entire prospectus carefully, including the information under the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our consolidated financial statements and the related notes thereto included in this prospectus. This prospectus includes forward-looking statements that involve risks and uncertainties. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.” Unless the context otherwise requires, references to “Company,” “we,” “us” and “our,” in this prospectus refer to Web3Labs and its direct and indirect subsidiaries, unless the context indicates otherwise.

Overview

We aim to create a Web3 entrepreneurial platform through diverse services, investment acceleration, and technical collaboration.

We are an innovative Hong Kong-based Web3 service provider dedicated to empowering enterprises including start-ups in the blockchain space through comprehensive, tailored support. Web3 ecosystem refers to industries focused on the decentralized evolution of the internet, powered by blockchain technology, enabling user-owned data, peer-to-peer transactions, and trustless systems without intermediaries. We seek to promote the adoption of and commercialization of decentralized solutions by facilitating a robust ecosystem of resources, expertise, and opportunities. Since our inception, we have supported many enterprises in Web3 including many start-ups with incubation, consultation and operational services, and are working to establish an active presence through regional hubs in Asia. By fostering innovation, collaboration, and compliance, we seek to serve as a catalyst for the growth of the blockchain industry in Asia, helping enterprises transform forward-thinking ideas into scalable realities.

Our comprehensive service offerings in the Web3 ecosystem primarily include (i) strategic consulting services (such as producing feasibility reports and consultation regarding business models in the Web3 industry), (ii) acceleration program management services, where we bridge early-stage companies to blockchain infrastructures, bolstering the companies’ development in their applications including decentralized solutions and their commercialization through token generation events and market integration, and (iii) general business services including marketing, market research and other business consulting services provided to third-party startup entities (such as market trend analysis and marketing strategy support, coordination of collaboration opportunities, which serve to facilitate such early-stage companies in accessing infrastructure, industry resources, and applicable policies). We provide companies with services from the formation of a start-up through later stages of corporate development, and we are dedicated to helping companies establish their presence in Hong Kong. As of the date of this prospectus, we have established relationships with eight public blockchains (a decentralized and open network that allows anyone to participate, read, and write data without requiring permission from a central authority) and an affiliate of another public blockchain in the Web3 ecosystem, including Neo, Zetrix, Ton, Mango, and Plume.

In addition, we aim to create a dynamic ecosystem that connects enterprises, investors, and regulators through venues including policy forums (such as the co-hosted real-world assets (“RWA”) policy forum) and advisory reports, aiming to promote the integration of decentralized technologies with traditional industries. This vision drives our efforts to foster sustainable growth and global connectivity for Web3 enterprises.

In the face of global technological competition in the cryptocurrency ecosystem, we strive to stay at the forefront of the market and have a deep understanding of the needs and challenges of entrepreneurs in the Web3 ecosystem. We are dedicated to facilitating a legitimate, comprehensive, professional, and in-depth entrepreneurial environment in the Web3 economy.

Competitive Strengths

Strategic Positioning and Core Strengths

We are positioned as a one-stop platform for Web3 innovation. We support the rapid growth of Web3 projects, including early-stage companies and ventures, through a comprehensive suite of services, including incubation, acceleration, investment facilitation, compliance advisory, public relations, and ecosystem resource integration. Our core strength lies in our ability to seamlessly integrate capital with companies developing Web3 technologies and facilitate such companies’ growth. By connecting traditional venture capital, family offices, and compliant financing channels, we seek to facilitate liquidity support for startups while ensuring adherence to global regulatory standards (such as the Stablecoins Ordinance, VA Trading Platform Licensing Regime, and VA Dealing and Custodian Licensing Proposals). This hybrid model not only creates stable capital sources for Web3 projects but also drives the practical application of blockchain technology in sectors such as finance, gaming (GameFi), and supply chain management.

Our vertical acceleration programs further strengthen our market competitiveness by honing in on Web3 integration, decentralized infrastructure, and other pioneering domains, where curated resource networks and bespoke strategic advisory empower our clients to channel innovative technologies toward tangible real-world pursuits — such as decentralized infrastructure and tokenized asset stewardship.

Strategic Partnership and Broad Network

As a Web3 incubator, we have strengthened our capabilities in blockchain technology integration, business development for Web3 enterprises, and global market access through collaborations with our business partners, clients, collaborators, and other stakeholders in the Web3 ecosystem. In particular, our shareholders help enable us to connect clients with key practitioners in the Web3 community in decentralized finance (DeFi), RWA, and decentralized physical infrastructure networks (DePIN), delivering targeted market insights and networking opportunities based on industry trends. We specialize in designing and executing acceleration programs, offering 3-to-6-month programs providing for mentorship, technical support, and compliance guidance to seamlessly integrate participating enterprises into blockchain networks. Our extensive network of partners, spanning industry organizations, investors, exchanges, and media across Asia, empowers clients to identify and capitalize on specific opportunities. Through these initiatives, we support Web3 enterprises in and beyond Asia in accelerating our clients’ growth by providing market entry services, network connections, technical assistance, and regulatory compliance support, thereby contributing to the global advancement of the Web3 ecosystem while adhering to applicable regulatory frameworks.

Industry-Influential Shareholders

Certain of our shareholders, such as QTUM Chain Foundation Limited, Waterdrip Investment Limited, Cipholio Ventures Limited, JDI Global Group Limited, and FORESIGHTRESEARCH PTE. LTD. (Foresight Ventures), possess extensive experience in the blockchain technology and ecosystem development sectors. These shareholders are generally active and resourceful players in the Web3 ecosystem and have participated in the funding of early-stage blockchain projects, operation of Web3 start-up acceleration programs, and publication of research on emerging blockchain applications, advancing areas such as DeFi, real-world asset tokenization (RWA), and decentralized data networks. Their contributions enhance our acceleration programs in serving companies engaged in areas such as Web3, strengthen ecosystem integration for RWA and DeFi applications, and community governance frameworks, facilitate hardware-software integration for real-world blockchain applications, and offer research-driven cross-regional perspectives to help us play a pivotal role in guiding overseas projects to establish and expand in Hong Kong’s regulatory-friendly ecosystem — leveraging our innovation hubs and partnerships like the Global Acceleration Program and RWA Bridge Program to provide compliance guidance, funding access, and local networks — while simultaneously facilitating Asia-based projects’ global growth through global acceleration cohorts and cross-border events. This collective expertise bolsters our competitive edge in facilitating the growth of decentralized infrastructure and application layers, enabling us to capitalize on global Web3 trends.

Diverse Business Lines with Meaningful Synergy

We maintain diverse business services offerings, including our flagship Global Acceleration Program, business consulting, event hosting, and referral business, which we believe generate synergy to enhance our market competitiveness. The Global Acceleration Program and other current or future programs seek to support Web3 projects in achieving commercialization through technical integration and mentorship guidance. Business consulting provides market trend analysis, risk management, and marketing strategy support, improving project adaptability. Event organization, such as policy forums, hackathons, and community meetups, fosters networking, generates sponsorship revenue, and creates collaboration opportunities for the referral business. This multi-line synergy enables us to efficiently support our clients and partners from incubation through global expansion, driving innovation and development in the Web3 ecosystem.

Ability to Replicate Service Offerings to Bridge Enterprises to Public Blockchains

We believe we possess the ability to replicate our service model for clients across industries, connecting them to public blockchains to strengthen their influence in the Web3 ecosystem. Through partnerships with public blockchains, we offer standardized service processes. Additionally, we provide tailored compliance consulting to accelerate project onboarding and commercialization. This replicable service model enables us to efficiently serve multiple industries, promoting the widespread adoption of Web3 technologies.

Growth Strategies

Expansion of Our Consulting Service Offerings

A cornerstone of our development strategy is the expansion of our consulting business, which aims to deliver comprehensive professional services to global Web3 entrepreneurs, institutional investors, and traditional enterprises. This strategy is designed to help clients seize opportunities, mitigate risks, and achieve sustainable growth within the fast-evolving digital asset and blockchain markets. The consulting services that we plan to further develop encompass a broad spectrum of expertise, including:

•        Compliance and Regulatory Consulting:    We plan to continue to develop our capacity to provide in-depth analysis of digital asset regulatory frameworks across key international markets, including Hong Kong, Singapore and beyond. We assist clients in designing tokenization, financing, and trading structures compliant with local regulations, while supporting project compliance filings and document preparation with regulatory authorities.

•        Market and Strategic Positioning:    We plan to continue to develop our capacity in offering tailored strategies for market entry and expansion within the Web3 ecosystem, delivering market research, competitive landscape analysis, and industry trend insights. Additionally, we facilitate connecting our partners and customers to our extensive partner network, including public blockchains, investment institutions, and ecosystem resources.

•        Technology and Business Model Consulting:    We plan to develop our capacity in supporting projects in vertical domains such as DeFi, RWA, DePIN, and GameFi by designing technical architectures, developing and validating token economic models, and assisting with the deployment of testnets, mainnets, and cross-chain interoperability solutions.

•        Financing and Investment Facilitation:    We plan to develop our capacity in designing financing structures and investor pitch materials for high-potential projects, connects clients with top-tier global investment firms and exchanges, and provides strategies for capital market entry and secondary market exit planning.

Expanding and Deepening Strategic Partnerships

We will continue to expand and strengthen our collaborations with active public blockchains and other stakeholders in the Web3 ecosystem. These partnerships enhance technical integrations, accelerate project incubation, and expand ecosystem interconnectivity. By deepening these relationships, we aim to further develop, launch and operate collaborative and innovative solutions, such as RWA tokenization and DePIN infrastructure, positioning us as a preferred partner for industry participants seeking scalable Web3 deployments.

Enhancing Technology-Driven Innovation

To maintain a competitive edge, we will invest in technology-driven innovation, focusing on advancing our acceleration programs with cutting-edge tools and frameworks. This includes developing proprietary methodologies for token economics, cross-chain interoperability, and AI-enhanced decentralized applications. By integrating these innovations into our service offerings, we aim to attract tech-forward enterprises and solidify our reputation as a technology innovation hub, thereby capturing a larger segment of the growing Web3 market.

Optimizing Global Market Penetration

We plan to develop our global market penetration by expanding our regional hubs across Asia-Pacific and establishing new footholds in Europe and North America. This strategy involves tailoring services to local market needs, leveraging our base in Hong Kong to expand internationally, and participating in international events such as the Global Web3 Festival 2025. By enhancing our global network and brand visibility, we seek to increase our client base among multinational corporations and institutional investors, driving sustained revenue growth.

Broadening Client Base

We will expand our client portfolio by targeting a wider range of Web3 projects, from early-stage initiatives to established enterprises, across Asia and beyond. We aim to attract diverse projects through targeted events, referrals, and customized support, fostering global ecosystem growth.

Recruiting Specialized Talent

To sustain our active status and growth in Web3 innovation, we plan to hire professionals with deep expertise in blockchain, DeFi, and AI integration. This talent acquisition will enhance our ability to deliver technical guidance, compliance strategies, and market insights, ensuring our services remain at the forefront of industry trends.

Market Opportunity

We seek to leverage Hong Kong’s status as a global financial hub to connect Web3 enterprises with international markets. By aligning with Hong Kong’s global digital asset policies and fintech strategies, we seek to ensure that our clients benefit from a stable, forward-thinking environment in the city while expanding their global footprint. According to market data, the global market for Web3 in Financial Services was estimated at US$5.6 billion in 2024 and is projected to reach US$52.2 billion by 2030, growing at a CAGR of 45.2% from 2024 to 2030.

We believe we are situated at the intersection of technology, finance, and regulation, uniquely positioned to be an active player in the Web3 transformation in Asia and beyond. Through a comprehensive suite of services from compliance to acceleration, we are committed to empowering companies to address challenges and seize opportunities in the rapidly evolving Web3 landscape. Leveraging our Global Acceleration Program, other programs, and business consulting services, we believe we are well-positioned to capture this growth potential, promoting the next wave of decentralized innovation.

Leveraging our leadership in Web3 incubation and acceleration, we seek rapid growth. We plan to expand our market share in the Asia-Pacific region and globally by deepening partnerships with public blockchains while advancing blockchain integration to develop high-value enterprise solutions in areas such as decentralized infrastructure, data security, and industry digital transformation. We believe Hong Kong’s unique advantages as a global financial hub and Web3 innovation hub, supported by favorable policies and proximity to regional markets, enable us to efficiently connect global resources with local demand. Our asset-light operating model and ecosystem-driven strategy ensure flexibility and competitiveness in a fast-changing market, delivering sustained value creation for stakeholders. By bridging traditional capital with Web3 technologies, we seek to assume a leading role in the Web3 ecosystem in Asia, unlocking significant market potential.

Our Corporate History and Structure

Web3Labs Global Inc. is a Cayman Islands exempted company incorporated on September 30, 2025. Structured as a holding company with no material operations, Web3Labs conducts its operations in Hong Kong through Web3Labs Hong Kong, the wholly owned subsidiary of Web3Labs.

Web3Labs Global (BVI) Inc. (“Web3Labs BVI”), incorporated on September 30, 2025 under the laws of BVI, is our wholly-owned subsidiary in BVI and a holding company with no business operations. Web3Labs BVI owns all of the equity interest of Web3hub, a limited company incorporated on March 3, 2017.

The chart below shows our corporate structure as of the date of this prospectus:

For more details regarding our corporate structure, see “Corporate History and Structure.”

As of the date of this prospectus, our Hong Kong Subsidiary has received the requisite license and permission needed to engage in the businesses currently conducted in Hong Kong, and no permission or approval has been denied. The following table provides details on the license and permission held by our Hong Kong Subsidiary.

Company	License/Permission	Issuing Authority	Validity
Web3hub Global Company Limited (Hong Kong)	Business Registration Certificate	Inland Revenue Department (Hong Kong)	March 2, 2027

As we currently do not have any business operations in mainland China, we and our subsidiaries, including Web3hub, are not required to obtain any permission or approval from the China Securities Regulatory Commission (the “CSRC”), CAC or any other PRC governmental authority to operate our business, including the business operations of our Hong Kong Subsidiary, or to list our securities on a U.S. securities exchange or offer and issue securities to foreign investors. Accordingly, we believe that we are not required to obtain permission or approval from any PRC state or local government and has not received any denial or notification in connection with offering securities in the U.S. In the event that we inadvertently concluded that relevant permissions or approvals were not required or that applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, any failure by us to maintain or obtain such permissions or approvals could result in enforcement and other action by the PRC government, including investigations, penalties, fines and orders, which action could significantly limit or completely hinder our ability to operate and offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

Although our U.S. independent registered accounting firm is subject to inspection by the PCAOB, and we have no operations in mainland China, there can be no assurance that our auditor will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between mainland China and Hong Kong, or if any component of our auditor’s work papers become located in mainland China in the future. If the PCAOB determines in the future that it no longer has full access to inspect and investigate accounting firms headquartered in mainland China and Hong Kong and we were to use such accounting firm to conduct audit work, we would be identified as a “Commission-Identified Issuer” under the HFCAA following the filing of the annual report for the relevant fiscal year, and if we were so identified for two consecutive years, trading in our securities on U.S. markets would be prohibited, and as a result, the exchange may determine to delist our securities. For additional information, please see “Risk Factors — The continued U.S. regulatory and legislative focus, including the enactment of the HFCAA, may adversely affect the market price of our Class A ordinary shares and may eventually require us to delist our securities from the U.S. markets.”

As of the date of this prospectus, no transfers, loans, or capital contributions have been made from Web3Labs, our Cayman Islands holding company, to any of our subsidiaries or to any of our investors, and no transfers, dividends or other distributions have been made from our subsidiaries to Web3Labs or to any investors. Subject to certain restrictions under Cayman Islands law, namely that Web3Labs may only pay dividends out of profits or share premium, and provided that Web3Labs is able to pay its debts as they fall due in the ordinary course of business immediately following the date on which the distribution or dividend is paid, Web3Labs can transfer cash or pay dividend or other distributions in cash to its shareholders, subject to the content in the section titled “Dividend Policy.” Among Web3Labs and its subsidiaries, cash can be transferred from Web3Labs and its subsidiary, Web3hub, as needed in the form of capital contributions. We have not been notified of any restriction which could limit Web3hub’s ability to transfer cash to Web3Labs in Hong Kong. In the future, cash proceeds from overseas financing activities, including this offering, may be transferred by Web3Labs to our subsidiary in Hong Kong, Web3hub, via capital contribution or shareholder loans. We currently do not maintain a cash management policy that dictates how funds are transferred. We believe that as of the date of this prospectus, there is no restriction imposed by the Hong Kong government on the transfer of capital within, into and out of Hong Kong, except the transfer of funds involving money laundering and criminal activities. There can be no assurances that the PRC government will not restrict or prohibit the flow of cash in or out of Hong Kong. Any restrictions, prohibitions, interventions or limitations by the PRC government on our ability (including our Hong Kong Subsidiary) to transfer cash or assets in or out of Hong Kong may result in these funds or assets not being available to fund operations or for other uses outside of Hong Kong. For additional information, see the Company’s consolidated financial statements and notes thereto beginning on page F-1.

Summary of Risk Factors

Our business and owning our Class A ordinary shares are subject to numerous risks and uncertainties, including those highlighted in the section entitled “Risk Factors.” These risks include, but are not limited to, the following:

Risks Related to Our Business and Operations

•        Given the evolving and increasing regulatory nature and substantial market uncertainties in Web3 ecosystem, our operations and growth are subject to material legal, operational, reputational, financial, market, credit and other risks.

•        Our growth may not be sustainable and depends on our ability to retain existing customers and users, attract new customers and users and increase processed volumes and revenue from both new and existing customers and users.

•        If we do not continue to improve our operational, financial and other internal controls and systems to manage growth effectively, our business, financial condition, results of operations and prospects may be materially and adversely affected.

•        We have a new business model and a short operating history in developing and rapidly evolving markets for our services, which makes it difficult to evaluate our future prospects.

•        We derive a significant portion of our revenue from strategic consulting, acceleration program management, and general business services, which are not always recurring in nature, and there is no assurance that our customers will provide us with new business.

•        We may not be able to adapt quickly or effectively to changes in the fast-evolving Web3 ecosystem and regulatory environment.

•        We may not be able to maintain our relationship with our customers in our event organization business. The loss of our customers or our failure to secure new customers may adversely affect our business, results of operations and financial condition.

•        We depend on a very limited number of customers for a substantial portion of our revenues, and our results of operations and financial condition could be adversely affected if we were to lose all or a part of the business from any one of them.

•        If we fail to develop, maintain, and enhance our brand and reputation, our business, operating results, and financial condition could be adversely affected.

•        We have in the past, and may in the future, enter into partnerships, collaborations, or strategic alliances with third parties. If we are unsuccessful in establishing or maintaining strategic relationships with these third parties or if these third parties fail to deliver certain operational services, our business, operating results, and financial condition could be adversely affected.

•        The value of digital assets (including stablecoins) on our balance sheet may fluctuate significantly due to the highly volatile nature of digital asset markets. Similarly, fluctuations in fiat currency exchange rates could also have an adverse effect on the results of our operations.

•        We may not be able to effectively manage our growth, particularly in relation to the scaling of operations while maintaining effective control of operations, processes and technology.

•        We may face risks associated with interruptions to our business, which our insurance may not fully cover.

•        Disruptions in global or local travel could reduce the attendance at business events and conferences that we participate and organize.

•        The future development and growth of the Web3 industry is subject to a variety of factors that are difficult to predict and evaluate. If the Web3 industry does not grow as we expect, our business, operating results and financial condition could be adversely affected.

•        The prices of digital assets are extremely volatile, and price fluctuations may adversely impact the value of digital assets that we hold.

•        The Web3 ecosystem or crypto economy is novel. As a result, policymakers are just beginning to consider what a regulatory regime for crypto would look like and the elements that would serve as the foundation for such a regime. This less developed consideration of crypto may harm our, our customers’ and our business partners’ ability to effectively react to proposed legislation and regulation of crypto assets or crypto asset platforms adverse to our business.

•        We have identified two material weaknesses in our internal control over financial reporting. If we do not adequately remediate the material weaknesses, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal controls, we may not be able to accurately or timely report our financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and the market price of our Class A ordinary shares.

•        We depend on talented, experienced and committed personnel to operate and grow our business and may incur increased operational costs to recruit, train, motivate and/or retain them. If we are unable to do so, our business, financial condition, results of operations and prospects may be adversely affected.

•        The composition of our executive team may change, which could impact the operation of business activities and also trigger additional regulatory and legal requirements on our business and operations as well as increased tax liabilities.

•        Our officers, directors, employees and certain shareholders, including G-Rocket Holdings Limited (“G-Rocket”), our largest shareholder, may encounter potential conflicts of interests with respect to their positions or interests in certain digital assets, entities and other initiatives.

Risks Relating to Doing Business in Hong Kong

•        Our business, financial condition and results of operations, and/or the value of our securities or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to us. Please see “Risk Factors — Our business, financial condition and results of operations, and/or the value of our securities or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to us.”

•        The PRC government has significant oversight and discretion over the manner in which companies incorporated under the laws of PRC must conduct their business activities. The PRC legal system is evolving rapidly, and PRC laws, regulations, and enforcement of laws can change quickly with little advance notice. Although we have no business operations in mainland China and none of our subsidiaries are incorporated in mainland China, if we were to become subject to such oversight or discretion, there may be a material change in our operations and/or the value of our securities, which would materially affect the interests of the investors. Please see “Risk Factors — The PRC government has significant oversight and discretion over the manner in which companies incorporated under the laws of PRC must conduct their business activities. The PRC legal system is evolving rapidly, and PRC laws, regulations, and enforcement of laws can change quickly with little advance notice. Although we have no business operations in mainland China and none of our subsidiaries are incorporated in mainland China, if we were to become subject to such oversight or discretion, there may be a material change in our operations and/or the value of our securities, which would materially affect the interests of the investors.”

•        Implementation of the National Security Law in Hong Kong involves uncertainty, and the recent policy pronouncements by the PRC government regarding business activities of U.S.-listed Chinese businesses may negatively impact our existing and future operations in Hong Kong. Please see “Risk Factors — Implementation of the National Security Law in Hong Kong involves uncertainty, and the recent policy pronouncements by the PRC government regarding business activities of U.S.-listed Chinese businesses may negatively impact our existing and future operations in Hong Kong.”

•        There may be risks and uncertainties regarding the interpretation, application, and enforcement of current and future PRC laws, rules and regulations. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale. Please see “Risk Factors — There may be risks and uncertainties regarding the interpretation, application, and enforcement of current and future PRC laws, rules and regulations. the Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale.”

•        The continued U.S. regulatory and legislative focus, including the enactment of the HFCAA, may adversely affect the market price of our Class A ordinary shares and may eventually require us to delist our securities from the U.S. markets. Please see “Risk Factors — The continued U.S. regulatory and legislative focus, including the enactment of the HFCAA, may adversely affect the market price of our Class A ordinary shares and may eventually require us to delist our securities from the U.S. markets.”

•        Increases in labor costs may adversely affect our business and results of operations. Please see “Risk Factors — Increases in labor costs may adversely affect our business and results of operations.”

•        You may experience difficulties and incur additional costs in effecting service of legal process, enforcing foreign judgments or bringing actions against us and certain of our officers or directors based on foreign laws. Please see “Risk Factors — You may experience difficulties and incur additional costs in effecting service of legal process, enforcing foreign judgments or bringing actions against us and certain of our officers or directors based on foreign laws.”

Risks Related to Being a Public Company

•        We do not have experience operating as a U.S. public company and may not be able to adequately develop and implement the governance, compliance, risk management and control infrastructure and culture required for a public company, including compliance with the Sarbanes-Oxley Act.

•        We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

•        As a foreign private issuer, we are exempt from a number of rules under U.S. securities laws and are permitted to file less information with the SEC than U.S. public companies; as a result, investors may receive less information regarding us that may adversely impact their investment decision-making.

•        We may lose foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

•        The price of our Class A ordinary shares may fluctuate significantly, and you could lose all or part of your investment.

•        An active, liquid and orderly trading market for our Class A ordinary shares may not develop, and you may not be able to resell your Class A ordinary shares at or above the initial public offering price.

•        Nasdaq’s proposed rule requiring a minimum $25 million offering size for companies with principal operations in Hong Kong could result in our securities not being approved for listing on Nasdaq or our inability to maintain our listing.

•        We will be a “controlled company” within the meaning of the rules of Nasdaq and the rules of the SEC and, as a result, qualify for exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of other companies that are subject to such requirements.

•        After this offering, our executive officers, directors and principal shareholders, if they choose to act together, will continue to have the ability to control or significantly influence all matters submitted to shareholders for approval. Furthermore, many of our current directors were appointed by our principal shareholders.

•        We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our Class A ordinary shares less attractive to investors.

Implications of Being an Emerging Growth Company

We had less than $1.235 billion in revenue during our last fiscal year. As a result, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and may take advantage of reduced public reporting requirements. These provisions include, but are not limited to:

•        being permitted to present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations in our filings with the SEC;

•        not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting;

•        reduced disclosure obligations regarding executive compensation in periodic reports, proxy statements and registration statements; and

•        exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our Class A ordinary shares pursuant to this offering. However, if certain events occur before the end of such five-year period, including if we become a “large accelerated filer,” if our annual gross revenues exceed $1.235 billion or if we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company before the end of such five-year period.

Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. We have elected to take advantage of this extended transition period.

Implications of Being a Foreign Private Issuer

Upon consummation of this offering, we will report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as a non-U.S. company with “foreign private issuer” status. Even after we no longer qualify as an emerging growth company, so long as we qualify as a foreign private issuer under the Exchange Act, we will be exempt from certain provisions of the Exchange Act and the rules thereunder that are applicable to U.S. domestic public companies, including:

•        the rules under the Exchange Act that require U.S. domestic public companies to issue financial statements prepared under U.S. GAAP;

•        the sections of the Exchange Act that regulate the solicitation of proxies, consents or authorizations in respect of any securities registered under the Exchange Act;

•        the sections of the Exchange Act that require insiders to file public reports of their share ownership and trading activities and that impose liability on insiders who profit from trades made in a short period of time; and

•        the rules under the Exchange Act that require the filing with the SEC of quarterly reports on Form 10-Q, containing unaudited financial and other specified information, and current reports on Form 8-K, upon the occurrence of specified significant events.

We will file with the SEC, within four months after the end of each fiscal year (or such other reports required by the SEC), an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm.

We may take advantage of these exemptions until such time as we are no longer a foreign private issuer. We would cease to be a foreign private issuer at such time as more than 50% of our outstanding voting securities are held by U.S. residents and any of the following three circumstances applies: (i) the majority of our executive officers or directors are U.S. citizens or residents, (ii) more than 50% of our assets are located in the United States or (iii) our business is administered principally in the United States.

Both foreign private issuers and emerging growth companies are also exempt from certain of the more extensive SEC executive compensation disclosure rules. Therefore, if we no longer qualify as an emerging growth company but remain a foreign private issuer, we will continue to be exempt from such rules and will continue to be permitted to follow our home country practice as to the disclosure of such matters.

Implications of Being a Controlled Company

Under the Nasdaq rules, a controlled company is a company of which more than 50% of the voting power for the election of directors is held by an individual, a group or another company. We may be deemed a controlled company because we anticipate that G-Rocket will own more than 50% of our voting power following the completion of this offering. For so long as we remain a controlled company, we are exempt from the obligation to comply with certain Nasdaq corporate governance requirements, including:

•        our board of directors is not required to be comprised of a majority of independent directors;

•        our board of directors is not subject to the compensation committee requirement; and

•        we are not subject to the requirements that director nominees be selected either by the independent directors or a nomination committee comprised solely of independent directors.

We will have a dual-class capital structure consisting of Class A ordinary shares and Class B ordinary shares upon the consummation of this offering. Our Class A ordinary shares will carry one vote per share and our Class B ordinary shares will carry twenty (20) votes per share. Accordingly, holders of the Class B ordinary shares will, for the foreseeable future, have voting control over such matters requiring approval by shareholders, including, but not limited to, the election of directors and the approval of mergers or other business combination transactions, even if they hold a minority of the total outstanding shares. In addition, if the Company issues additional Class B ordinary shares in the future, such issuances will be highly dilutive to holders of the Class A ordinary shares. See “Risk Factors — Dual-Class Capital Structure Limits the Ability of Holders of Class A Ordinary Shares to Influence Corporate Decisions.”

Holders of Class B ordinary shares will hold a significant degree of control over matters submitted to shareholders for approval, including but not limited to the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. In order to continue controlling the outcome of such matters, holders of Class B ordinary shares must maintain at least 51% of the outstanding voting shares. This threshold will allow them to exercise their voting rights, which are disproportionately greater than those of holders of Class A ordinary shares. The disparate voting rights associated with the Class B ordinary shares will have anti-takeover effects, as they give holders of Class B ordinary shares the power to block or influence the outcome of a change in control transaction Class A ordinary shareholders might consider in their best interests, including mergers or acquisitions. This could serve as a mechanism to prevent unsolicited takeover attempts and preserve the current ownership structure.

The controlled company exemptions do not apply to the audit committee requirement or the requirement for executive sessions of independent directors. We are required to disclose in our annual report that we are a controlled company and the basis for that determination. Although we do not plan to take advantage of the exemptions provided to controlled companies, we may in the future take advantage of such exemptions.

Corporate Information

Our principal executive offices are located at Flat B, 1/F., Po Sing Mansion, No. 157 Kowloon City Road, Kowloon, Hong Kong, and our telephone number is +85227762311. Our website is https://www.w3-board.com/. Information contained on, or available through, our website does not constitute part of, and is not deemed incorporated by reference into, this prospectus. Our registered office in the Cayman Islands is located at the office of Appleby Global Services (Cayman) Limited, 71 Fort Street, PO Box 500, George Town, Grand Cayman, KY1-1106, Cayman Islands, or such other place in the Cayman Islands as the directors may, from time to time decide. Our agent for service of process in the United States is Puglisi & Associates, 850 Library Avenue, Suite 204, Newark, DE 19711.

The Offering

Class A ordinary shares being offered by us:	6,250,000 Class A ordinary shares on a firm commitment basis (or 7,187,500 Class A ordinary shares if the underwriters exercise their over-allotment option in full).
Initial offering price:	We estimate the initial public offering price for the Class A ordinary shares will be in the range of $4.00 to $5.00 per share.
Number of ordinary shares issued and outstanding immediately prior to this offering:	25,000,000 ordinary shares.
Number of Class A ordinary shares to be issued and outstanding immediately after this offering:

31,143,604 Class A ordinary shares, assuming full exercise of the underwriters’ over-allotment option, and 30,206,104 Class A ordinary shares, assuming no exercise of the underwriters’ over-allotment option.

Number of Class B ordinary shares to be issued and outstanding immediately after this offering:	1,043,896 Class B ordinary shares.
Rights associated with our ordinary shares:

Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary Shares immediately prior to the completion of this offering. Holders of Class A ordinary shares and Class B ordinary shares will have the same rights except for voting rights and conversion. Each Class A ordinary share is entitled to one (1) vote and each Class B ordinary share is entitled to twenty (20) votes. Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder of such Class B ordinary share at any time, provided that the foregoing Conversion Rate will be adjusted to account for any subdivision or combination or similar reclassification or recapitalization of the Class A ordinary shares in issue into a greater or lesser number of shares without a proportionate and corresponding subdivision, combination or similar reclassification or recapitalization of the Class B ordinary shares in issue. Class A ordinary shares shall not be convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder to any person or entity other than holders of Class B ordinary shares or their affiliates, such Class B ordinary shares shall be automatically and immediately converted into a corresponding number of Class A ordinary share(s) calculated at the Conversion Rate. Holders of Class A ordinary shares and Class B ordinary shares will vote together as a single class on all matters submitted to a vote of our shareholders.

Over-allotment option

We have granted to the Representative an option to purchase up to an additional 15% Class A ordinary shares exercisable solely to cover over-allotments, if any, at the applicable public offering price less the underwriting discounts shown on the cover page of this prospectus. The Representative may exercise this option in full or in part at any time and from time to time until 30 days after the closing of this offering.

Use of proceeds:

We intend to use the net proceeds of this offering for business expansion, exploring new markets, working capital and other general corporate purposes. For more information on the use of proceeds, see “Use of Proceeds.”

Lock-up agreements

All of our directors and officers and any holder(s) of five percent (5%) or more of our Class A ordinary shares as of the effective date of the Registration Statement (and all holders of securities exercisable for or convertible into of five percent (5%) or more of our Class A ordinary shares) have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our Class A ordinary shares or securities convertible into or exercisable or exchangeable for our Class A ordinary shares for a period of 180 days after the closing of this offering. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Listing

We have applied for listing of our Class A ordinary shares on the Nasdaq Capital Market. The closing of this offering is conditioned upon Nasdaq’s final approval of our listing application, and there is no guarantee or assurance that our Class A ordinary shares will be approved for listing on Nasdaq.

Proposed Nasdaq symbol:	“MDAT.”
Transfer agent and registrar	Continental Stock Transfer & Trust Company
Risk factors:

Investing in our Class A ordinary shares involves a significant degree of risk. As an investor you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section.

RISK FACTORS

Investing in our Class A ordinary shares is highly speculative and involves a significant degree of risk. You should carefully consider the following risks, as well as other information contained in this prospectus, before making an investment in our company. The risks discussed below could materially and adversely affect our business, prospects, financial condition, results of operations, cash flows, ability to pay dividends and the trading price of our Class A ordinary shares. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, prospects, financial condition, results of operations, cash flows and ability to pay dividends, and you may lose all or part of your investment.

Risks Related to Our Business and Operations

Given the evolving and increasing regulatory nature and substantial market uncertainties in Web3 ecosystem, our operations and growth are subject to material legal, operational, reputational, financial, market, credit and other risks.

We are a business service provider in the Web3 ecosystem. The blockchain industry is both rapidly evolving and becoming increasingly regulated. It is also subject to market volatility due to its relatively nascent status and the complex dynamics of global markets. A combination of these factors contributes to the diverse range of risks we face, which could materially impact our business. Our operations span various services, including strategic consulting, incubation, consultation and advisory services to public blockchains, enterprises, start-ups and other stakeholders in the Web3 ecosystem, making us susceptible to a wide array of risks.

We face significant competition, technological challenges and regulatory scrutiny that are applicable to our clients and partners that could impact our growth and stability. Global Acceleration Programs, our flagship start-up acceleration program, play a critical role in our overall business strategy. However, the acceleration and incubation business is subject to risks such as fluctuating participation by the start-ups and changes in our strategic relationships with the public blockchains with whom we entered into strategic cooperation agreements with. Any disruption in our ability to maintain the operations in our acceleration programs could adversely affect our reputation and financial performance.

Our business strategy involves exposure to digital assets, as well as maintaining sufficient liquidity in fiat currencies to support and grow our businesses and meet regulatory requirements in Hong Kong. If we are unable to successfully build our business while controlling expenses, our ability to continue our business could depend on the ability to raise sufficient additional capital, obtain sufficient financing and monetize assets. Even though we have previously raised equity financing, there can be no guarantee that in the future we will be able to raise funding in sufficient quantity or at acceptable terms to fund the continued development of our business. The occurrence of any of the foregoing risks would have an adverse effect on our business, financial condition and results from operations.

Given our integrated operating model, operational risks such as cybersecurity threats, technological failures and human errors could have a cascading effect across our various business units, amplifying the potential impact on our overall business. Additionally, our reliance on a unified and efficient cost base means that financial or operational disruptions in one area could adversely affect our other services.

Furthermore, as our business is subject to legal, operational, reputational, tax and other risks in every jurisdiction we operate, there is no assurance our business will continue to be profitable. We may fail to develop our services or produce a return for our investors.

You should consider our business and prospects in light of the risks and significant challenges we face in an evolving and competitive Web3 ecosystem, including, among other things, with respect to our ability to:

•        build a well-recognized and respected brand;

•        establish and expand our customer base across various businesses;

•        implement, maintain and improve our operational efficiency;

•        execute our business model and maintain reliable, secure, high-performance and scalable technology infrastructure;

•        navigate in a new and rapidly evolving and changing space;

•        predict our future revenues and appropriately budget for our expenses;

•        attract, retain and motivate talented employees;

•        anticipate trends that may emerge and affect our business;

•        anticipate and adapt to changing market conditions, including technological developments and changes in the competitive landscape; and

•        obtain necessary regulatory approvals and licenses in a timely manner;

•        navigate an evolving and complex global regulatory environment.

If we fail to adequately address any or all of these risks and challenges, such failure could have an adverse effect on our reputation, business, financial condition, results from operations and share price.

Our growth may not be sustainable and depends on our ability to retain existing customers and users, attract new customers and users and increase processed volumes and revenue from both new and existing customers and users.

While we have recorded growth in the past two years, there is no assurance that our rate of growth would necessarily continue, or that we would continue to grow at all. Additionally, our rate of revenue and gross profit growth may vary among our business segments. For example, we are currently focused on operating and expanding our Global Acceleration Programs, particularly in building our relationship with both public blockchains and early-stage companies that are working to develop and launch their decentralized solutions and/or cryptocurrency, and we have generated a majority of our revenues from other business lines through a suite of services to established and early-stage companies in the industry — such as strategic consulting services and general business services including marketing, market research and other business consulting services provided to third-party startup entities (such as market trend analysis and marketing strategy support, coordination of collaboration opportunities, which serve to facilitate third-party startups in accessing infrastructure, industry resources, and applicable policies), and event organization services including clients from outside the Web3 ecosystem, all of which may significantly impact our overall business and financial performance as well as our future prospects. The growth of our business depends on our ability to retain existing customers, attract new customers, and encourage our existing and/or new customers to expand their engagement with our services. To do so, we must continue to offer competitive service offerings and ensure that our services are innovative, reliable and engaging. We must also expand our services, and offer competitive rates and prices in an increasingly crowded and price-sensitive market. There is no assurance that we will be able to continue to do so, that we will be able to retain our current customers or attract new customers, or keep our customers engaged. If our growth slows or stops, our business performance may be materially and adversely affected. In addition, our customers have no obligation to continue using our services, and we cannot assure you that they will.

Our customers’ activity with us may decrease for a variety of reasons, including their level of satisfaction with our services, the effectiveness of our support services, the pricing and quality of our services in comparison with competing services, and the effects of global economic conditions. Any failure on our part to retain existing customers, attract new customers, and increase revenue from both new and existing customers could materially and adversely affect our business, financial condition, results of operations and prospects.

If we do not continue to improve our operational, financial and other internal controls and systems to manage growth effectively, our business, financial condition, results of operations and prospects may be materially and adversely affected.

Our revenue increased from approximately HK$1.8 million for the fiscal year ended June 30, 2024 to HK$17.3 million (US$2.2 million) for the fiscal year ended June 30, 2025, with an annual growth rate of 862.4%, and our revenue decreased from approximately HK$7.6 million for the six months ended December 31, 2024 to HK$7.4 million (US$1.0 million) for the six months ended December 31, 2025, with a period-to-period decline rate of 2.5%. Our growth has been driven by both the growth of our existing business lines and our rollout of additional services. During the fiscal year ended June 30, 2025, we started generating revenue from our acceleration program management service by launching our flagship Global Acceleration Program and started generating revenue from our general business services. In July 2025, we launched our RWA Bridge Program with Plume. Our business may become increasingly complex as we grow, and will continue exerting substantial demands on our management. In order to facilitate effective growth development, we must continually improve our existing management and operational procedures, bolster our internal controls and reporting systems, and take steps to address any potential issues in a timely and accurate manner. There could be no assurance that our existing resources would meet the demand of our continued growth in our services offerings. If we do not adapt to meet these evolving challenges, or if our team does not effectively manage our growth, our ability to compete and achieve our business objectives could be impaired.

If we expand into additional jurisdictions, we could experience ongoing operating difficulties in managing our business, including the difficulties in adapting to the market demands and business operations models in local markets, as well as in hiring, training, and managing a diverse and growing employee base. Our continued growth could increase the challenges associated with preserving our core values, strategies and goals, and effectively communicating these principles to our employees. Failure to preserve our company culture with growth could harm our future success, including our ability to retain and recruit personnel and to effectively focus on and pursue our corporate objectives.

Our growth could also heighten the challenges involved in improving internal controls and procedures for financial reporting and accounting systems. Any failure of our internal controls could undermine our ability to provide accurate, timely and reliable reports on our financial and operating results in compliance with applicable regulations, including the financial statements provided herein. There could also be errors, omissions or fraud that our systems and processes fail to prevent or detect. In connection with our growth, we may experience heightened challenges to maintain and improve our internal controls and procedures, as well as higher related expenses such as fees to professional parties. If we are unable to implement any of the required changes to our internal control over financial reporting effectively or efficiently or are required to do so earlier than anticipated, it could adversely affect our operations, financial reporting and results of operations.

We may also incur significant expenditures to successfully implement our growth strategy, and there could be no assurance that our increased investment and expenditures would result in corresponding revenue growth.

We have a new business model and a short operating history in developing and rapidly evolving markets for our services, which makes it difficult to evaluate our future prospects.

We started our current business in 2023 and started our Web 3.0 consulting and advisory services and event organization and execution services in 2023 and the Web 3.0 acceleration program management services in 2024. Our limited and evolving operating history makes it difficult to effectively evaluate our future prospects or forecast our future results. As we compete in multiple developing and rapidly evolving environment, we face substantial uncertainty concerning how the environment and business sections that we serve may develop, as well as our ability to develop or implement additional strategic initiatives and enhancements to our services, to successfully expand our operations and enhance the value of our brand across industries and internationally, to maintain and strengthen our competitive edge on key products. For example, we have recorded revenue from our Web 3.0 acceleration program management services in fiscal year ended June 30, 2025 and are currently focused on further developing and expanding our Global Acceleration Programs, through a suite of community engagement events, strategic industry partnerships, and tailored mentorship networks, which may result in material changes to our overall financial and business performance and prospect, and there could be no assurance that such development and expansion will continue.

We derive a significant portion of our revenue from strategic consulting, acceleration program management, and general business services, which are not always recurring in nature, and there is no assurance that our customers will provide us with new business.

We derive a significant portion of our revenue from strategic consulting services, acceleration program management, and general business services, which are not always recurring in nature. While some of our services, such as marketing, compliance advisory, statutory records filing and tax computation, may recur annually, many of our services, including company formation and preparation of feasibility reports, are often one-time or infrequent in nature. Our customers are not obliged to continue using our services if their business no longer requires them. There is also no assurance that the clients who have previously sought our services will continue to retain us for future business, and there is no assurance that we can continue to secure the engagements of Web3hub in the future. Furthermore, the fees for our services are primarily based on the nature and estimated scope of services. However, there can be no assurance that we will be able to maintain or increase our fee levels in the future, or even if we are able to do so, that we will be able to attract prospective customers to engage us for the relevant services at such increased rates. There is no guarantee that with our continued efforts, we will be able to secure new business from recurring customers effectively or at all at the same level of fees we charged previously. Accordingly, the number and scale of engagements and the amount of revenue we are able to secure may vary significantly from year to year, and it may be difficult to accurately forecast the volume, size, and scale of future business.

In the event that we are unable to maintain our business with our recurring customers or to expand and diversify our customer base by sourcing new customers at desired levels or at all, or to develop and expand our service offerings, or to meet the requirements of our customers regarding service quality and delivery or any other requirements at reasonable or affordable costs, our relationship with our customers, our business, financial condition and results of operations could be materially and adversely affected.

We may not be able to adapt quickly or effectively to changes in the fast-evolving Web3 ecosystem and regulatory environment.

The fast-evolving Web3 ecosystem that we serve has been characterized by many rapid, significant and disruptive products, services and technologies in recent years, and the service providers serving this industry have consistently developed new product and service offerings and strategies. We expect new products, services and technologies to continue to emerge and evolve, which may be superior to, or render obsolete, services that we intend to provide. Better capitalized competitors may be better equipped to adapt more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements. Competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. We cannot predict the effects of new products, services and technologies on our proposed business. We believe that our ability to grow our customer base and net revenue will depend heavily on our ability to innovate and create successful new services and to keep pace with rapidly changing technology. In particular, developing and incorporating new services into our business may require substantial expenditures, take considerable time and ultimately may not be successful. Any new services could fail to attract customers, generate revenue, or perform or integrate well with third-party applications and platforms.

As a result, we expect to allocate significant effort and resources to develop our various services to meet the evolving needs of the industry in a cost-efficient manner. Our success will depend on our ability to develop and incorporate new offerings and adapt to technological changes, evolving industry practices and the regulatory environment. If we are unable to do so in a timely or cost-effective manner, our business and ability to successfully compete and attract new customers may be adversely affected. If our offerings or technology solutions do not work as planned, or do not meet or continue to meet the level of quality required by our customers or regulators, it may make our business less efficient, more expensive and potentially prone to errors, thereby reducing the positive effects we seek to make available to our customers through our services, which could have an adverse effect on our business, operating results, and financial condition.

We may not be able to maintain our relationship with our customers in our event organization business. The loss of our customers or our failure to secure new customers may adversely affect our business, results of operations and financial condition.

Our customers in our event organization include event organizers, event sponsors and other enterprises and individuals based in Hong Kong that engage in event organization within and outside the Web3 ecosystem. Event organization business contributed to approximately 7.2% and 27.0% of our revenue during the fiscal years ended June 30, 2024 and 2025. We may continue to derive a sizeable portion of our revenue from the event organization business in the foreseeable future. However, we generally have not signed any long-term contracts with these customers and cannot assure you that these customers will continue to engage us for our event organization services, and on at least comparable scales and terms. Such customers are not obligated to give us any new business or at comparable scale or on terms which they historically have done. Moreover, we may lose customers for a variety of reasons, including the decision of the customers to choose other service providers. If any of our major customers ceases to engage us or terminate their respective contract(s) with us, we may be unable to timely identify new customers for new contracts to make up for the lost contracts. Even if new contracts or orders are obtained, they may not be on comparable or better commercial terms, and our business prospects and results of operations may be adversely affected.

Our ability to obtain new business from our customers and to maintain good business relationship with them is subject to the stability of their operations and to their business strategies, both of which are beyond our control and our ability to predict. If our existing customers decide to change their business strategies, such as downsizing their business or suspending or ceasing their development or expansion plans due to changes in end consumer spending habits, market conditions, business strategies or performance, their demand for our event organization services may fall or they may switch to only working with service providers that are willing to offer highly competitive quotations or a longer payment period or to accept commercially less favorable terms. Even if we are prepared to match the terms of our competitors, there is still no assurance that we will be awarded with the service contract or orders, and hence we cannot guarantee that there will be sufficient new and sizeable event organization services contracts in our pipeline to sustain our business and maintain or improve our current results of operations and financial condition. Any failure to obtain new contracts or orders from our customers or a significant decrease in the value of the new contracts and/or our customers’ significant delay in or failure to make payments to us could lead to loss of revenue and/or affect our liquidity and thus affect our business adversely. Accordingly, if we are unable to obtain business from new customers to diversify our customer portfolio, our business, results of operations and financial condition may be adversely affected.

We have also been relying on customer referrals and/or word-of-mouth to promote our event organization services. As such, the loss of our major customers may also affect our ability to obtain new customers. A decrease in the number of our existing and potential customers could have a significant negative impact on our business prospects and reputation, which in turn will adversely affect our business, results of operations and financial condition.

We depend on a very limited number of customers for a substantial portion of our revenues, and our results of operations and financial condition could be adversely affected if we were to lose all or a part of the business from any one of them.

We derive a significant portion of revenue from a small number of customers. During the fiscal year ended June 30, 2025 and 2024, three key customers represented 90% and 50% of our revenues, respectively (with one of the three key customers during the fiscal year ended June 30, 2024 being a key customer during the fiscal year ended June 30, 2025).

We anticipate that sales of our products to a very limited number of key customers will continue to account for a significant portion of our total revenues although our key customers have changed and may in the future change from period to period. Despite the service agreements that we enter into with our key customers committing them to purchase a specified amount of our services, we may not be able to collect or may experience difficulties in collecting the full payment. As a result, we face a substantial risk that one or more of the following events could occur:

•        reduction and delay of orders from a key customer;

•        selection by a key customer of another service vendor;

•        loss of a key customer or a disruption in our sales network; and/or

•        failure of a key customer to make timely payment of our invoices.

If we were to lose one or more key customers, or if we were to lose revenues due to a key customer’s inability or refusal to continue to purchase our services, or if we are not able to collect amounts owed to us by existing or former key customers, our business, results of operations and financial condition would be adversely affected. For additional information, see the “Note 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES — (v) Concentration Risks” beginning on page F-18 of this prospectus.

If we fail to develop, maintain, and enhance our brand and reputation, our business, operating results, and financial condition could be adversely affected.

Our brand and reputation are key assets and a competitive advantage. Maintaining, protecting, and enhancing our brand depends largely on the success of our marketing efforts, ability to provide consistent, high-quality, and secure products, services, features, and support, and our ability to successfully secure, maintain, and defend our rights to use the “Web3Labs” trademark is important to our brand. We believe that the importance of our brand will increase as competition further intensifies. Our brand and reputation could be harmed if we fail to achieve these objectives or if our public image were to be tarnished by negative publicity, unexpected events, or actions by third parties. Unfavorable publicity regarding, for example, our product changes, product quality, litigation or regulatory activity, privacy and data security practices, terms of service, employment matters, the use of our services, or crypto assets for illicit or objectionable ends, the actions of our customers, or the actions of other companies that provide similar services to ours, has in the past, and could in the future, adversely affect our reputation. Moreover, to the extent that we acquire a company and maintain that acquired company’s separate brand, we could experience brand dilution or fail to retain positive impressions of our own brand to the extent such impressions are instead attributed to the acquired company’s brand. In addition, because we are a key person-led company, actions by, or unfavorable publicity about, Chun Long Wong, our Chief Executive Officer, may adversely impact our brand and reputation. Such negative publicity also could have an adverse effect on the size and engagement of our customers and could result in decreased revenue, which could adversely affect our business, operating results, and financial condition.

We have in the past, and may in the future, enter into partnerships, collaborations, or strategic alliances with third parties. If we are unsuccessful in establishing or maintaining strategic relationships with these third parties or if these third parties fail to deliver certain operational services, our business, operating results, and financial condition could be adversely affected.

We have in the past, and may in the future, enter into partnerships, collaborations, or strategic alliances with third parties in connection with the development, operation, enhancement and the provision of our services. For example, we have entered into strategic cooperation agreements with several public blockchains. If any of the public blockchains terminates its agreement with us, our ability to maintain our current level of offerings and customer experience for our Global Acceleration Program, RWA Bridge Program, and additional programs that we may set up could be harmed and our growth prospects could be adversely impacted. Identifying strategic relationships with third parties and negotiating and documenting relationships with them may be time-consuming and complex and may distract management. Moreover, we may be delayed, or not be successful, in achieving the objectives that we anticipate as a result of such strategic relationships. In evaluating counterparties in connection with partnerships, collaborations, joint ventures or strategic alliances, we consider a wide range of economic, legal and regulatory criteria depending on the nature of such relationship, including the counterparties’ reputation, operating results and financial condition, operational ability to satisfy our and our customers’ needs in a timely manner, efficiency and reliability of systems, certifications costs to us or to our customers, and licensure and compliance status. Despite this evaluation, third parties may still not meet our or our customers’ needs which may adversely affect our ability to deliver services to customers, and could adversely affect our business, operating results, and financial condition. Counterparties to any strategic relationship may have economic or business interests or goals that are, or that may become, inconsistent with our business interests or goals, and may subject us to additional risks to the extent any such third party becomes the subject of negative publicity, faces its own litigation or regulatory challenges, or faces other adverse circumstances. Conflicts may arise with our strategic partners, such as the interpretation of significant terms under any agreement, which may result in litigation or arbitration which would increase our expenses and divert the attention of our management. If we are unsuccessful in establishing or maintaining strategic relationships with third parties, our ability to compete in the marketplace or to grow our revenue could be impaired and our business, operating results, and financial condition could be adversely affected.

We expect our operating expenses to increase in the foreseeable future and may not be able to achieve, maintain or grow profitability or positive cash flow from operations on a consistent basis, if at all.

We anticipate that our operating expenses will increase substantially in the foreseeable future as we continue to hire additional employees, expand our sales and marketing efforts, develop additional services, incur more network and processing fees, and expand our international business. Moreover, we expect to incur significant legal, accounting, advisory and other expenses, including substantially higher costs to obtain and maintain director and officer liability insurance, as a result of becoming a public company. This may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. Our revenue growth may be slow, or our revenue may decline for a number of other reasons, including reduced demand for our offerings, increased competition, increased cost of regulatory compliance, a decrease in the growth or size of the industry in which we operate, or any failure to capitalize on growth opportunities. Any failure to increase our revenue could prevent us from achieving, maintaining or growing profitability on a consistent basis. We cannot be certain that our business will be able to achieve, maintain or grow profitability or positive operating cash flow on a regular basis. If we are unable to effectively manage these risks and difficulties as we encounter them, our business, operating results, and financial condition may suffer.

If we are unable to generate revenues from referral business our future growth may be harmed.

If certain stakeholders in the Web3 ecosystem perceive the events to which we refer to sponsors to be limited or ineffective advertising mediums or ineffective for their corporate purposes, they may be reluctant to be sponsors to such events, which can lead to reduced commission that we receive. Our ability to maintain and grow revenues from referral business depends upon several factors, including, among others, the following:

•        our ability to maintain a large network of actively industry stakeholders and participants;

•        our ability to attract event participants and sponsors; and

•        our ability to deliver expected sponsorships by the events and conferences.

Our referral business is also dependent on the level of willingness to sponsor such events by event sponsors, which is impacted by a number of factors beyond our control, including, among others, general economic conditions and perception of the future prospects of the blockchain industry. Our existing competitors, as well as potential new competitors, may have significantly greater financial, technical and marketing resources than we do. These companies may be able to undertake more extensive marketing campaigns, adopt aggressive pricing policies and devote substantially more resources to attracting more event sponsors.

We depend on the relationships of our shareholders, managers, and other key personnel with clients across many categories, including fintech, media, digital, sponsorship, IT, and manufacturing.

We depend upon relationships that our shareholders, managers, and other key personnel to develop relations with clients across many content categories, including, among others, fintech, media, digital, sponsorship, IT, and manufacturing. The relationships that our shareholders, managers, and other key personnel have developed with entrepreneur community, brands, and other key business contacts help us to secure access to sponsorships, endorsements, professional contracts, productions, events, and other opportunities for our clients. Due to the importance of those industry contacts to us, a substantial deterioration in these relationships, or substantial loss of shareholders, managers, or other key personnel who maintain these relationships, could adversely affect our business. In particular, our client management business is dependent upon the highly personalized relationships between our shareholders, and manager teams and their respective contacts and clients. A substantial deterioration in the team managing a client may result in a deterioration in our relationship with, or the loss of, the clients represented by that manager or a shareholder. The substantial loss of multiple managers and their associated clients could have an adverse effect on our business, financial condition, and results of operations. Many of our managers and other key personnel are not party to long-term contracts and, in any event, can leave our employment with little or no notice. We can give no assurance that all or any of these individuals will remain with us or will retain their associations with key business contacts.

The value of digital assets (including stablecoins) on our balance sheet may fluctuate significantly due to the highly volatile nature of digital asset markets. Similarly, fluctuations in fiat currency exchange rates could also have an adverse effect on the results of our operations.

We hold digital assets on our balance sheet. Due to the highly volatile nature of digital assets and the prices of digital assets, our financial condition will fluctuate significantly in accordance with movements in the digital asset market. We hold ETH, other digital assets, specific stablecoins and U.S. dollars.

Stablecoins are not immune to fluctuations in price, market capitalization and liquidity. A range of factors can cause them to diverge from the prices of the assets which they seek to track (a phenomenon referred to as “de-pegging”). De-pegging can trigger individual investment and trading losses, while also posing systemic market risks related to solvency and liquidity. The ability to redeem stablecoins for fiat currency may be blocked for various reasons such as operational breakdown issues or any other with the stablecoin sponsor or relevant service provider. This may cause harm to our financial condition, results of operations, resources and liquidity. In addition, fluctuations in fiat currency exchange rates could also have an adverse effect on the results of our operations. Revenue generated and expenses incurred from our international operations may be denominated in the currencies of the local countries. Accordingly, changes in the value of other currencies relative to the Hong Kong dollar can affect our balance sheet, revenue, and operating results reflected in our Hong Kong dollar-denominated financial statements.

We may not be able to effectively manage our growth, particularly in relation to the scaling of operations while maintaining effective control of operations, processes and technology.

As we grow our business, the scope and complexity of our business may increase dramatically. Consequently, if our business grows at a rapid pace, we may experience difficulties maintaining this growth and building the appropriate processes and controls. Growth may increase the strain on resources, personnel, causing operating difficulties, including difficulties in daily operation, research and development, maintaining internal controls, marketing, designing products and services and meeting customer needs. If we do not adapt to meet these challenges, it could have an adverse effect on our business, financial condition and results of operations.

If our estimates or judgment relating to our critical accounting estimates prove to be incorrect, our operating results could be adversely affected.

We are required to make estimates and assumptions in the preparation of our financial statements that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as provided in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates”.

These estimates and assumptions form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenue and expenses that are not readily apparent from other sources including but not limited to share-based compensation expense. Our operating results may be adversely affected if our assumptions change or if actual circumstances differ from those in our assumptions.

Catastrophic events could lead to interruptions in our operations, which may materially adversely affect our business, financial condition or results of operations.

Our operations depend on our ability to protect our equipment and the information stored in our databases against fires, earthquakes and other natural disasters, as well as pandemic or epidemics, power losses, computer and telecommunications failures, technological breakdowns, unauthorized intrusions, terrorist attacks on sites where we or our customers are located, and other catastrophic events. We also depend on accessible office facilities for our employees in order for our operations to function appropriately. There is no assurance that the business continuity measures we have taken or will take to reduce the risk of interruption in our operations caused by these events will be sufficient. Such events could have a material adverse effect on our business, financial condition or results of operations. Travel restrictions and lockdowns may impair our ability to conduct sales visits and other meetings at customer sites. These types of interruptions could affect our ability to sell and deliver our services and could have a material adverse effect on our business, financial condition, or results of operations.

We may face risks associated with interruptions to our business, which our insurance may not fully cover.

We face significant risks related to interruptions to our business, which may not be fully covered by our insurance policies. As required by the applicable laws in Hong Kong, we purchase employees’ compensation insurance for every employee working in Hong Kong, which cover work related injuries. However, these insurance policies may not cover all potential risks associated with our diverse operations. The coverage provided may be insufficient to offset the financial impact of losses, lost sales, or increased costs that could arise from business interruptions.

To the extent that any of our digital assets are held by exchanges, we may face heightened risks from cybersecurity attacks and financial stability of the exchanges.

As of the date of this prospectus, assets that we hold at a designated account at OSL exchange, a HK-licensed crypto-exchange, were subject to the risks encountered by the exchange including DDoS attacks, other malicious hacking, a sale of the exchange, loss of the digital assets by the exchange, security breaches, and unauthorized access of our account by hackers.

We do not maintain a custodian agreement with the exchanges that hold our digital assets. Exchanges do not provide insurance and may lack the resources to protect against hacking and theft. We may be materially and adversely affected if the exchanges suffer cyberattacks or incur financial problems. We plan to adopt a digital asset management policy. Please see “Management — Digital Asset Management Policy.”

General economic conditions may have an adverse impact on digital asset native and mainstream sectors attending the business events and conferences that we participate and organize and demand for exhibition space and attendance.

The business events and conferences that we participate and organize depend upon the ability and willingness of companies that are digital asset native or in mainstream sectors including financial, technology, and consumer brands to participate as exhibitors and attendees, which is sensitive to general economic conditions and corporate spending patterns. Consequently, in addition to overall domestic and global economic factors affecting our business, specific conditions in the Web3 ecosystem could impact demand for such events and conferences. The longer an economic downturn or recession continues, or the longer the digital asset sector faces macroeconomic headwinds, the more likely that potential exhibitors and attendees will reduce their marketing, travel and event budgets. Any material decrease in these budgets could reduce demand for exhibition space at such events and conferences or reduce overall attendance, which could have an adverse effect on our business, financial condition, cash flows and results of operations.

Disruptions in global or local travel could reduce the attendance at the business events and conferences that we participate and organize.

Attendance at the business events and conferences that we participate and organize may be affected by factors outside our control that depress the ability or desire of exhibitors and attendees to travel, including increased airline delays/cancellations, disease outbreaks, higher travel costs, security issues, visa delays, or natural disasters. As many participate via air travel, such factors impacting travel could materially reduce exhibitor and attendance levels at such events and conferences, adversely affecting our revenues and profitability.

Acquisitions, investments and other transactions involve significant risks that could adversely affect our business, results of operations and financial position.

In order to position our business to take advantage of growth opportunities, we may engage in discussions, evaluate opportunities and enter into agreements for possible additional acquisitions, investments and other transactions.

Acquisitions involve significant risks and uncertainties, including failure to correctly anticipate liabilities, deficiencies, or other claims and/or other costs; diversion of management attention from other business concerns or resources; use of resources that are needed in other parts of our business; possible dilution of our brand or harm to our reputation; difficulties in integrating acquired businesses (including cultural challenges associated with transitioning employees from the acquired company into our organization); the potential loss of key employees; risks associated with integrating operations and systems, such as financial reporting, internal control, compliance and information technology (including blockchain, cybersecurity and data privacy controls) systems, in an efficient and effective manner; and other unanticipated problems and liabilities.

Competition for acquisitions in our industry is significant. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions or other strategic transactions on favorable terms, or at all. Even if successfully negotiated, closed and integrated, certain acquisitions may prove not to sufficiently advance our business strategy or provide the anticipated benefits, may cause us to incur unanticipated costs or liabilities, may result in write-offs of impaired assets, and may fall short of expected return on investment targets, any of which could adversely affect our business, results of operations and financial condition.

We may also make minority investments in companies. Such investments subject us to the operating and financial risks of these businesses and also to the risk that we do not have sole control over the operations of these businesses. Such investments are generally illiquid, and the absence of a market may inhibit our ability to dispose of them. In addition, if the book value of an investment were to exceed its fair value, we would be required to recognize an impairment charge related to the investment.

Although in completing any acquisition or investment, we will conduct a due diligence investigation of the target company that we deem reasonable and appropriate, such investigation may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such transaction for any of several factors. Given the fast-paced nature with which our industry has been and will continue to be developed, any acquisitions or investments we undertake may occur on an accelerated timeline, and this may limit our ability to conduct a thorough diligence investigation. Our investigation may also be constrained by limited information available to us with respect to the target. Further, in any diligence investigation, instances of fraud, accounting irregularities and other improper, illegal, or deceptive practices can be difficult to detect, and fraud and other deceptive practices can be present in our industry and in certain jurisdictions in which we may pursue acquisitions. In addition, investment opportunities in our industry may involve companies that have historic and/or unresolved regulatory, tax, fraud or accounting-related investigations, audits or inquiries and/or have been subject to public accusations of improper behavior. Even specific, enhanced due diligence investigations with respect to such matters may not reveal or highlight all facts and circumstances that may be relevant to evaluating the target and/or accurately identifying and assessing settlements, enforcement actions and judgments that could arise and have a material adverse effect on the target company’s operations, financial condition, cash flow, reputation and prospects. Our due diligence investigations may not result in us making successful acquisitions or investments due to a failure to identify risks associated with a transaction that could have a material adverse effect on our business, results of operations and financial condition.

In addition, we may divest certain assets or businesses that no longer fit within our strategic direction or growth targets. Divestitures involve significant risks and uncertainties that could adversely affect our business, results of operations and financial condition. These include, among others, the inability to find potential buyers on favorable terms, disruption to our business and/or diversion of management attention from other business concerns, loss of key employees and possible retention of certain liabilities related to the divested business.

The future development and growth of the Web3 industry is subject to a variety of factors that are difficult to predict and evaluate. If the Web3 industry does not grow as we expect, our business, operating results and financial condition could be adversely affected.

The Web3 industry and businesses built on de-centralized and blockchain technology remain in the early stages of development. Start-ups engaged in the development of services and products that utilize and seek to capitalize on blockchain technologies are new business models, the growth and successes of which is unpredictable. The majority of our business will rely on the growth of stakeholders in the Web3 industry to continue grow their businesses, develop and monetarize their applications, products and services, and the overall development of the application of blockchain technologies across industries, including more traditional industries, at a scale to create demand for our services sufficient to make our business commercially viable. Though we believe that the anticipated benefits of blockchain-centered products and solutions will create such demand, there can be no assurance that this will occur, or if it does occur that it will be in the near term.

The further growth and development of any blockchain-centered products and solutions and their underlying networks and other cryptographic and algorithmic protocols governing the creation, transfer and usage of digital assets represent a new and evolving paradigm that is subject to a variety of factors and associated risks that are difficult to evaluate, including limited operating histories of many digital asset networks, unstable or unreliable networks underlying blockchain related operations, developments by certain networks of new features to address fundamental speed and energy usage issues, issues related to security, bugs and software errors on many digital assets and their underlying blockchain networks, which are vulnerable for exploitation by malicious attacks, among many other factors and risks.

Many participants in the financial industry (including regulators) and other industries may oppose the development of products and services that utilize blockchain technology. The market participants who may oppose such products and services may include entities with significantly greater resources, including financial resources and political influence, than we have. Our ability to operate and achieve our commercial goals could be adversely affected by any actions of any such market participants that result in additional regulatory requirements or other activities that make it more difficult for us, our customers, or business partners, to operate.

The blockchain industry as a whole has been characterized by rapid changes and innovations and is constantly evolving. Although it has experienced significant growth in recent years, the slowing or stopping of the development, general acceptance and adoption and usage of blockchain technology may adversely impact our reputation, business, financial condition, results of operations and share price.

The prices of digital assets are extremely volatile, and price fluctuations may adversely impact the value of digital assets that we hold.

Digital assets have historically experienced high volatility levels that far exceed the volatility of fiat currencies. Various factors contribute to changing digital asset prices and volatility, including evolving supply and demand for a particular digital asset, market sentiment, macroeconomic factors, utility of a particular digital asset, and events such as exchange outages or social media commentary. To the extent we continue to hold digital assets for our operational needs, we may be subject to the high degree of price volatility associated with these digital assets, and fluctuations in digital assets value could affect our financial performance. A price decrease may require us to take an impairment charge on our digital assets, and any decline in digital asset value could potentially have a more significant detrimental impact on our operating results during any given period. Volatility in digital asset value or other market factors may also limit our ability to convert digital assets into fiat currency at attractive prices or at all.

Cyberattacks and security breaches, or those impacting our customers or third parties, could adversely impact our brand and reputation and our business, operating results and financial condition.

The blockchain and digital assets industries are particularly attractive targets for cyberattacks, fraud and other incidents. Thefts of digital assets could result in potentially significant financial losses to us and our customers. Cybersecurity incidents may occur through intentional or unintentional acts by individuals or groups having authorized or unauthorized access to our systems or those of our service providers, or our customers’ or counterparties’ information, all of which may include confidential information. These individuals or groups include employees, third-party service providers, customers and unauthorized individual attackers or groups of attackers.

We intend to set up organizational, technical, and physical security measures and controls in place and maintain a robust information security program. In the future, we may engage external third parties to conduct various cybersecurity assessments, audits and tests, including penetration tests, based on our operational needs. However, our security measures and controls, or those of our partners and/or service providers, may be inadequate or breached as a result of third-party action, or employee or service provider error, including, among other things, hacking, ransomware, malware and other computer viruses; malfeasance; denial of service attacks; network failures; computer and telecommunication failures; phishing attacks; infiltration by unauthorized persons; fraud; security breaches; usage errors; social engineering; power outages; terrorism; and catastrophic events such as fires, tornadoes, floods, hurricanes and earthquakes. As a result, a third party may be able to obtain unauthorized access to confidential and sensitive information, including personal data, on our systems or those of our third-party service providers that we may engage from time to time, leading to the accidental or unlawful destruction, loss, alteration, use, unauthorized disclosure of, or access to, personal and business data on our systems or those of our third-party service providers that we may engage from time to time. The potential consequences of these vulnerabilities include operational disruptions, financial losses and reputational damage. Any significant breach or failure could materially and adversely affect our business operations, financial condition, and results of operations.

Our business involves the collection, storage, processing, and transmission of confidential information, including customer, employee, service provider and other personal data, as well as information required to access customer assets. We aim to establish and operate our business in a secure way. As a result, any actual or perceived security breach of our or our third-party service providers may:

•        harm our reputation and brand;

•        result in our systems or services being unavailable and interrupt our operations;

•        result in improper disclosure of data and violations of applicable privacy and other laws;

•        result in significant regulatory scrutiny, investigations, fines, penalties, and other legal, regulatory and financial exposure;

•        cause us to incur significant remediation costs;

•        lead to theft or irretrievable loss of our fiat currencies or digital assets or those of our customers;

•        reduce customer confidence in, or decreased use of, our services;

•        divert the attention of management from the operation of our business; and

•        adversely affect our business and operating results.

Further, any actual or perceived breach or cybersecurity attack directed at other financial institutions or digital asset companies, whether or not we are directly impacted, could lead to a general loss of customer confidence in the landscape of digital assets or in the use of blockchain technology in various types of transactions and industries, which could negatively impact us, including the market perception of the effectiveness of our security measures.

An increasing number of organizations, including large merchants, businesses, technology companies and financial institutions, as well as government institutions, have disclosed breaches of their information security systems, some of which have involved sophisticated and highly targeted attacks, including on their websites, mobile applications and infrastructure.

Attacks upon systems across a variety of industries, including the digital asset industry, are increasing in their frequency, persistence and sophistication, and, in many cases, are being conducted by sophisticated, well-funded and organized groups and individuals, including state actors. The techniques used to obtain unauthorized, improper, or illegal access to systems and information (including customers’ personal data and digital assets), disable or degrade services, or sabotage systems are constantly evolving, may be difficult to detect quickly, and often are not recognized or detected until after they have been launched successfully against a target. These attacks may occur on our systems or those of our third-party service providers that we may engage from time to time or our business partners. Certain types of supply-chain cyberattacks could harm us even if our systems are left undisturbed. For example, social engineering attacks may be designed to deceive employees and service providers into releasing control of our systems to a hacker, while others may aim to introduce computer viruses or malware into our systems via third-party supply chain partners, with a view to stealing confidential or proprietary data. Additionally, certain threats are designed to remain dormant or undetectable until launched against a target and we may not be able to implement adequate preventive measures.

Concerns about our practices with regard to the collection, use, disclosure, safekeeping or other processing of confidential information, personal data and assets, even if unfounded, could adversely affect our operating results. The pace of change in the legal and regulatory environments relevant to our business can be fast and unpredictable and may require us to adapt and change business operations.

The pace of change in the legal and regulatory environments relevant to our business can be fast and unpredictable. Such changes may require us to adapt and modify our business operations. In addition to existing laws and regulations, various governmental and regulatory bodies, including legislative and executive bodies, may adopt new laws and regulations, or new interpretations of existing laws and regulations may be issued by such bodies or the judiciary. This may adversely impact the development of the digital assets as a whole and our legal and regulatory status in particular by changing how we operate our business, how our services are regulated, and what products or services we and our competitors can offer, and may include, among other things, requiring changes to our compliance and risk mitigation measures, imposing new licensing requirements, or imposing a total ban on certain digital asset transactions. New laws, regulations, or interpretations may result in additional litigation, regulatory investigations and enforcement or other actions, including preventing or delaying us from offering certain products or services offered by our competitors or could impact how or where we offer such products and services. In addition, any changes in laws and regulations may require us to make changes to the relevant software or system architecture, which may impact on the operations of the rest of our IT system and cause disruptions. Such adaptations may be costly and difficult, and it may not be practical to adapt the platform or offer certain features.

Such changes in laws and regulations may also force us to stop or reduce services in certain countries to adapt the platform, exclude certain countries from receiving services altogether, and/or exclude certain types of customers either wholly or from the use of certain features.

Adverse changes to, or our failure to comply with, any laws and regulations may adversely impact our reputation and brand and our business, operating results, financial condition and share price.

The Web3 ecosystem and cryptoeconomy are novel. As a result, policymakers are just beginning to consider what a regulatory regime for crypto would look like and the elements that would serve as the foundation for such a regime. This less developed consideration of crypto may harm our, our customers’ and our business partners’ ability to effectively react to proposed legislation and regulation of crypto assets or crypto asset platforms adverse to our business.

As crypto assets have grown in both popularity and market size, various U.S. federal, state, and local and foreign governmental organizations, consumer agencies and public advocacy groups have been examining the operations of crypto networks, users and platforms, with a focus on how crypto assets can be used to launder the proceeds of illegal activities, fund criminal or terrorist enterprises, and simultaneously how to ensure the safety and soundness of platforms and other service providers that hold crypto assets for users. Many of these entities have called for heightened regulatory oversight, and have issued consumer advisories describing the risks posed by crypto assets to users and investors.

Various stakeholders in the industry, including traditional financial services, have spent years cultivating professional relationships with relevant policymakers (in the U.S., Hong Kong, and other jurisdictions) on behalf of their industry so that those policymakers may understand that industry, the current legal landscape affecting that industry, and the specific policy proposals that could be implemented in order to responsibly develop that industry. The lobbyists working for these industry participants have similarly spent years developing and working to implement strategies to advance these industries. Members of the cryptoeconomy have started to engage policymakers directly and with the help of external advisors and lobbyists. However, these efforts to educate policymakers and advocate for sensible regulation are nascent compared to more established industries, and may be perceived unfavorably by investors and the public and have an adverse impact on our brand and reputation. As a result, new laws and regulations may be proposed and adopted in the United States, Hong Kong, and internationally, or existing laws and regulations may be interpreted in new ways, that harm the cryptoeconomy or businesses of companies utilizing blockchain technology, which could adversely affect our business, operating results, and financial condition.

We may incur increased operational costs and expend additional resources in order to navigate and comply and stay up to date with a complex and rapidly changing legal and regulatory environment.

As we continue to develop our services offerings, we may become subject to a complex, multi-jurisdictional legal and regulatory environment that is rapidly evolving, and we may also incur increased operational costs and expend additional resources to build up a sufficient compliance framework to navigate a complex set of rules and stay up to date with changing laws and regulations. We may also incur additional operational costs in order to deal with the consequences of any breaches of such laws and regulations. The increase in operational costs may adversely affect our financial condition and profitability.

A particular crypto asset, product or service’s status as a “security” in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a crypto asset or product offering, we may be subject to regulatory scrutiny, inquiries, investigations, fines, and other penalties, which could adversely affect our business, operating results, and financial condition.

We have not issued any cryptocurrencies, nor do we plan to issue any cryptocurrencies in the future. However, we generate our revenues by providing services to various stakeholders in the industry including companies that are focused on issuing crypto currencies. As a result, we may be affected if the certain crypto assets, products or services’ status are deemed a “security” by regulators in the U.S., Hong Kong, or other jurisdictions. The SEC and its staff have taken the position that a range of crypto assets, products and services fall within the definition of a “security” under the U.S. federal securities laws. Despite the SEC being the principal federal securities law regulator in the United States, whether or not an asset, product, or service is a security or constitutes a securities offering under federal securities laws is ultimately determined by a federal court. The legal tests for determining whether any given crypto asset, product, or service is a security requires a highly complex, fact-driven analysis. Accordingly, whether any given crypto asset, product or service would be ultimately deemed by a federal court to be a security is uncertain and difficult to predict notwithstanding the conclusions of the SEC or any conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular crypto asset, product or service could be deemed a “security” or “securities offering” under applicable laws. The SEC generally does not provide advance guidance or confirmation on its assessment of the status of any particular crypto asset, product, or service as a security. It is also possible that the change in the governing administration and the appointment of new SEC commissioners will substantially impact the approach to enforcement by the SEC and its staff.

Several foreign jurisdictions have taken a broad-based approach to classifying crypto assets, products and services as “securities,” while other foreign jurisdictions, such as Switzerland, Malta, and Singapore, have adopted a narrower approach. As a result, certain crypto assets, products or services may be deemed to be a “security” under the laws of some jurisdictions but not others. Various foreign jurisdictions may, in the future, adopt additional laws, regulations, or directives that affect the characterization of crypto assets, products or services as “securities.”

The classification of a crypto asset, product or service as a security under applicable law has wide-ranging implications for the regulatory obligations that flow from the offer, sale, trading, and clearing, as applicable, of such assets, products or services. For example, a crypto asset, product or service that is a security in the United States may generally only be offered or sold in the United States pursuant to a registration statement filed with the SEC or in an offering that qualifies for an exemption from registration. Persons that effect transactions in crypto assets, products or services that are securities in the United States may be subject to registration with the SEC as a “broker” or “dealer.” Platforms that bring together purchasers and sellers to trade crypto assets that are securities in the United States are generally subject to registration as national securities exchanges, or must qualify for an exemption, such as by being operated by a registered broker-dealer as an Alternative Trading System (“ATS”) in compliance with rules for ATSs. Persons facilitating clearing and settlement of securities may be subject to registration with the SEC as a clearing agency. Foreign jurisdictions may have similar licensing, registration, and qualification requirements.

Further, if Bitcoin, Ethereum, stablecoins or any other supported crypto asset is deemed to be a security under any U.S. federal and state, Hong Kong or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such supported crypto asset. For instance, all transactions in such supported crypto asset would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Moreover, the networks on which such supported crypto assets are utilized may be required to be regulated as securities intermediaries, and subject to applicable rules, which could effectively render the network impracticable for its existing purposes. Further, it could draw negative publicity and a decline in the general acceptance of the crypto asset. Also, it may make it difficult for such supported crypto asset to be traded, cleared, and custodied as compared to other crypto assets that are not considered to be securities. Specifically, even if transactions in such supported crypto asset were registered with the SEC or conducted in accordance with an exemption from registration, the current intermediary-based framework for securities trading, clearance and settlement is not consistent with the operations of the crypto asset market.

If we are deemed to be an investment company under the Investment Company Act of 1940, we may not be able to successfully execute our business strategy.

In general, under the Investment Company Act of 1940, as amended, and the rules and regulations thereunder (the “Investment Company Act”), a company that does not qualify to use one of the “private investment company” (or other specialized) exemptions from investment company status, that has made (or proposes to make) a public offering of its securities into the United States and that is, or holds itself out as being, engaged primarily in the business of investing, reinvesting or trading in securities must register, and is subject to regulation, as an investment company under the Investment Company Act. In addition, in general, investment company status may apply (again, unless a specialized exemption is available) because a company owns “investment securities” (essentially, non-controlling interests in other companies’ securities or controlling interests in companies that have the characteristics of an investment company) constituting more than 40% of the value of its unconsolidated total assets (disregarding U.S. government securities and “cash items”).

We may be subject to the registration provisions of the Investment Company Act if we are considered to engage in the business of investing, reinvesting, or trading in assets that are “securities” under the U.S. federal securities laws, or acquire or hold assets that are “investment securities” under the Investment Company Act which together constitute more than 40% of the value of our unconsolidated assets, exclusive of U.S. government securities and “cash items.”

The SEC has stated that certain digital assets may be considered “securities” under the U.S. federal securities laws, but public non-binding statements by current and former senior officials at the SEC have indicated that the SEC does not intend to take the position that Bitcoin and Ethereum are currently securities. Such statements are not official policy statements by the SEC and are considered to reflect only the speaker’s views, which are not binding on the SEC or any other agency or U.S. court and cannot be generalized to any other digital asset.

If any of our digital assets are determined to be a “security” under the U.S. federal securities laws by the SEC or any other agency, or in a proceeding in a court of law or otherwise, it may have adverse consequences for us, including our classification as an “investment company” under the Investment Company Act. Moreover, the blockchain technologies underlying certain products and services that our customers and business partners rely on are novel technologies that are relatively untested. As a consequence, the applicability of the U.S. federal securities and derivatives laws and foreign equivalent laws to these blockchain technologies and their applications developed through our programs is unclear in certain respects. Due to such novelty and continued uncertainty regarding the regulatory classification of digital assets, it is possible that securities regulators may interpret current or future laws in a manner that adversely affects us, or causes us to be classified as an “investment company.”

Additionally, there remain significant uncertainties and unresolved issues with respect to the accounting treatment of digital assets under applicable accounting rules. We have made certain assumptions in our interpretation of the accounting treatment of digital assets and its application to us. If any of these interpretations or their related assumptions turn out to be incorrect, this could adversely affect the analysis of whether we are an “investment company” under the Investment Company Act. Further, the clarification of existing accounting principles and standards applicable to digital assets, or the adoption of new accounting principles and standards, could require changes in our processes and business strategy (including the relative extent to which we conduct certain business activities as it relates to our Investment Company Act analysis), which would in turn affect the results of our operations and growth prospects.

To the extent we are deemed an “investment company” under the Investment Company Act, we will be subject to significant additional regulatory controls that could adversely affect our ability to successfully execute our business strategy, and which may require us to substantially change the manner in which we conduct our activities and the services that we offer. Such substantive additional regulatory requirements include, among others: (i) limitations on capital structure; (ii) restrictions on operating activities or permissible investments, including with respect to the acquisition of interests in affiliated companies; (iii) restrictions on the ability to incur borrowings; and (iv) specific compliance with reporting, recordkeeping, voting, proxy disclosure and other substantive requirements under the Investment Company Act. Registration as an “investment company” and the imposition of such regulatory requirements would likely result in extraordinary, non-recurring expenses, thereby adversely impacting an investment in us. If we determine not to comply, or if we cannot comply with such registration and additional regulatory requirements, we may need to cease all or certain parts of our operations, which can adversely impact our reputation, business, financial condition and share price.

If our business collaborators fail to comply with applicable laws or regulations, our reputation, business, financial condition and results of operations may be materially and adversely affected.

We may work closely with our business collaborators, including the public blockchains, with whom we entered into strategic collaboration agreements. The business relationships may involve, in connection with our services, sharing data of our customers with certain third-party service providers in accordance with our agreements that generally contain provisions prohibiting the disclosure of company’s confidential information to third parties, our form of non-disclosure agreements that we typically enter into with third parties in business negotiations or discussions, and applicable laws. If our business collaborators engage in activities that are negligent, fraudulent, illegal or otherwise harm the our brand and reputation, fail to comply with any laws, regulations, professional code of conduct and practice standards or government requirements, become subject to regulatory investigations, enforcement actions, fines or penalties, or cause any property damage or personal injuries, we may, either directly or by association with such business collaborators, suffer corresponding loss of business and revenue, reputational harm, liabilities, or be subject to regulatory scrutiny, investigation or actions.

We may become a party to material litigation and other legal proceedings, including actions by regulators, government and law enforcement authorities, private actions on both an individual and class basis, actions against or from employees, as well as other counterparties.

We may become a party to material litigation and other legal proceedings. Actions brought against us may result in settlements, awards, injunctions, fines, penalties and other results adverse to us. Predicting the outcome of such matters is inherently difficult. A substantial judgment, settlement, fine or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

As discussed above, our business can be subject to significant regulation and oversight, including periodic examination by regulatory authorities. We could be the subject of inquiries, investigations, sanctions, cease and desist orders, terminations of licenses or qualifications, lawsuits and proceedings by counterparties, customers, other third-parties and regulatory and other governmental agencies, which could lead to increased expenses or reputational damage. Responding to inquiries, investigations, audits, lawsuits and proceedings, regardless of the ultimate outcome of the matter, is time-consuming and expensive and can divert the attention of senior management. The outcome of such proceedings may be difficult to predict or estimate until late in the proceedings, which may last a number of years.

The risks described above may be greater for companies in the blockchain and digital asset industries as they are relatively new and customers, stakeholders, counterparties and regulators are expected to need significant education to understand the mechanics of products and services that rely on blockchain technology.

We may from time to time become subject to claims, arbitrations, individual and class action lawsuits or other legal proceedings, government and regulatory investigations, inquiries, actions or requests, including with respect to both consumer and employment matters and other proceedings alleging violations of laws, rules and regulations, both foreign and domestic. Failure to cooperate with government and regulatory investigations, inquiries, actions or requests may result in fines, regulatory sanctions and other penalties in the relevant jurisdiction.

The scope, determination and impact of claims, lawsuits, government and regulatory investigations, enforcement actions, disputes and proceedings to which we are subject cannot be predicted with certainty, and may result in:

•        substantial payments to satisfy judgments, awards, fines or penalties, disgorgement of profits, or restitution;

•        substantial outside counsel legal fees and costs;

•        additional compliance and licensure requirements;

•        loss or non-renewal of existing licenses or authorizations, or prohibition from or delays in obtaining additional licenses or authorizations, required for our business;

•        loss of productivity and high demands on executive and employee time;

•        criminal sanctions or consent decrees;

•        termination of certain employees, including members of our executive team;

•        barring of certain employees from participating in our business in whole or in part;

•        orders that restrict our business or prevent us from offering certain products or services;

•        changes to our business model and practices;

•        delays to planned transactions, product launches or improvements; and

•        damage to our brand and reputation.

Regardless of the outcome, any such matters can have an adverse impact on our business, share price, operating results, or financial condition because of legal costs, diversion of management resources, reputational damage and other factors.

Failure to obtain, renew, or retain licenses, permits or approvals may affect our ability to conduct or expand our business.

We are required to obtain applicable licenses, permits and approvals from different Hong Kong regulatory authorities in order to conduct or expand our business. Currently the only required permission or approval is the Business Registration Certificate, which we have kept current. For details, please see “Business — Regulation.” However, there is no assurance that the government agencies of Hong Kong will not issue new regulations that might require us to obtain additional licenses, permits or approvals for our current or future business operations. If we are unable to obtain any such additional licenses, permits or approvals, or if we inadvertently conclude that such permissions or approvals are not required, such failure will adversely affect our business operations and financial condition.

Engaging in cross-border business can make it difficult for us to ensure that we adequately protect our legal rights and interests. We may incur liability from breaching our legal obligations or may not be able to enforce legal rights and obligations or to enforce them consistently and predictably across these jurisdictions.

Engaging in cross-border business can make it difficult for us to ensure that we adequately protect our legal rights and interests, including under contracts with counterparties and terms of business with our customers. There are numerous national, local and international laws and regulations relevant to our business and operations, the scope of which is rapidly changing, subject to differing interpretations and may be inconsistent among countries, or conflict with other rules. As a result, we may incur liability from breaching our legal obligations or may not be able to enforce legal rights and obligations to protect our interests (including under relevant terms and conditions with our customers and counterparties) or to enforce them consistently and predictably across these jurisdictions. This may lead to legal proceedings and result in additional liability, damages, compensation, fines and other penalties against us, which may adversely impact our reputation, business, financial condition and share price.

Due to the complexity of the relevant laws and regulations for our business and operations, the legal treatment of certain terms of service with our customers is untested and therefore uncertain. For example, while we principally operate in Hong Kong, we have companies that participate in our Global Acceleration Program from Singapore and Korea. Courts in other jurisdictions could allow lawsuits against us that are filed in their jurisdictions to proceed, which could lead to us being required to incur the costs, expenses and other burdens of pursuing litigation in foreign tribunals.

There is also uncertainty as to whether our terms of service will be found to contractually govern our legal relationship with customers in some jurisdictions or whether courts in some jurisdictions may choose to override the contractual provisions of these terms of service based on regulatory or other non-contractual principles and sources of law. It is possible that, in some jurisdiction in which our customers are located, courts could reach the conclusion that these terms of service are insufficient to form a valid contract with customers in that jurisdiction, and therefore the terms of service do not apply.

Even if these terms of service are found to be sufficient to form a valid and binding contract with our customers in some jurisdiction, the law in such jurisdiction may impose additional or different duties or liabilities on us outside or beyond the terms of service (e.g., under tort, consumer protection, or other bodies of law or regulation), or renders any individual provision within the terms of service invalid or unenforceable. Courts in that jurisdiction could reach the conclusion that additional or different extra-contractual duties or liabilities apply to us, outside or beyond the terms of service, or that a particular provision of the terms of service is invalid and unenforceable (even if the terms of service as a whole are not).

Due to such uncertainty in legal treatment of our terms of service and other contracts, we may find it difficult to rely on such contractual terms to enforce our legal rights and avoid or reduce our liabilities in situations where such reliance is necessary, for example, when customers claim against us for loss or damages, or when a customer or counterparty fail to comply with obligations owed to us. Such uncertainty can lead to unanticipated legal liability, material costs and expenses or other financial or non-financial burdens for us as well as resulting in difficulties for us to offer our product or services in some jurisdictions.

We are subject to complex and evolving regulations and oversight related to data protection, privacy and information security.

As privacy, data protection, and information security continue to be rapidly evolving areas, further legislative activity will likely continue occurring in Hong Kong and other jurisdictions in which we may have operations. These legislative efforts could have far-reaching effects that may necessitate the modification of our current practices and incur substantial costs due to the challenges of compliance. Any failure, real or perceived, by us to comply with our privacy, data protection, or information security policies, changing consumer expectations, or with any evolving legal or regulatory requirements, industry standards, or contractual obligations could result in claims, demands, and litigation by private parties, investigations and other proceedings by regulatory authorities, and fines, penalties and other liabilities, may harm our reputation and competitive position, and may cause our customers to reduce their use of our services and materially and adversely affect our business.

Risks Related to Intellectual Property

If we do not adequately protect our intellectual property rights, we may incur significant costs and our reputation, business, financial condition, results of operations and share price may be adversely affected.

Our business depends in part on our ability to seek, obtain, and maintain intellectual property protection, including with respect to our services or technologies. The steps we plan to take to obtain, maintain, protect and enforce our intellectual property and proprietary rights against infringement, misappropriation or other violation may be inadequate and we may experience difficulty in effectively limiting the unauthorized use of our trademark. Our competitors may imitate our services and technology, which could harm our business. There can be no assurance that our intellectual property rights will be sufficient to protect against others offering products, services, or technologies that are similar to ours and that compete with our business.

Further, intellectual property protection may not be available to us in every country in which our services are available, and the laws of certain countries do not protect proprietary rights to the same degree as the laws of Hong Kong. Therefore, in certain jurisdictions, we may be unable to protect our trademark adequately against unauthorized third-party use, which could adversely affect our competitive position.

We may be unable to continue to use the domain names used in our business or prevent third parties from acquiring and using domain names that infringe, misappropriate or otherwise violate, are similar to, or otherwise decrease the value of our brand, trademark, or service mark.

We have registered domain names that are used in, or are related to, our business, most importantly https://www.w3-board.com/. If we lose the ability to use a domain name, whether due to trademark claims, failure to renew the applicable registration, or any other cause, we may be forced to market our offerings under a new domain name, which could cause substantial harm or cause us to incur significant expense in order to purchase rights to the domain name in question. We may not be able to obtain preferred domain names due to a variety of reasons. In addition, our competitors and other third parties have attempted and will attempt to capitalize on our brand recognition by using similar domain names. We may be unable to prevent our competitors and other third parties from acquiring and using domain names that infringe, misappropriate, or otherwise violate, are similar to, or otherwise decrease the value of our brand or trademarks or service marks. Obtaining, maintaining, protecting, defending and enforcing rights in our domain names may require litigation, which could result in substantial costs and diversion of resources, which could in turn adversely affect our business, financial condition, and results of operations.

Any failure to obtain, maintain, protect or enforce our trademark and other intellectual property that we may develop and obtain in the future could reduce the value of our brands and harm our business.

The recognition and reputation of our brand are important to our success. However, trademark or other intellectual property registrations may not be granted or the steps we take to use, control or protect our trademark or other intellectual property may not always be adequate to prevent third parties from copying or using our trademarks or other intellectual property without authorization. We may also fail to obtain and maintain trademark protection for all of our brands in all jurisdictions. For example, although the “Web3Labs” trademark has been registered with Trade Marks Registry Intellectual Property Department in Hong Kong, the trademark has not been registered in any other jurisdictions and may not be available for registration in every jurisdiction. Third parties may also challenge our rights to certain trademarks, including the “Web3Labs” trademark, or oppose our trademark applications that we may pursue for new trademarks or existing trademarks in other jurisdictions.

Defending against any such proceedings may be costly, and if unsuccessful, could result in the loss of important intellectual property rights. If our trademark is improperly used, the value and reputation of our brand could be harmed. There may be times when we may need to resort to litigation to enforce our intellectual property rights. Litigation of this type could be costly, force us to divert our resources, lead to counterclaims or other claims against us or otherwise harm our business, financial conditions or reputation and may be unsuccessful in enforcing such rights in a timely manner. If we are unable to use this intellectual property, we may not be able to establish name recognition based on our trademark and trade name. Therefore, we may not be able to compete effectively against third parties and our business, financial condition, and results of operations may be adversely affected.

Risks Related to Personnel

We depend on talented, experienced and committed personnel to operate and grow our business and may incur increased operational costs to recruit, train, motivate and/or retain them. If we are unable to do so, our business, financial condition, results of operations and prospects may be adversely affected.

We believe that our future success is highly dependent on the talents and contributions of our employees. Our future success depends on our ability to attract, develop, motivate and retain highly qualified and skilled employees. Our growth strategy is based, in part, on our ability to attract and retain highly skilled employees. Due to the nascent nature of blockchain related businesses, the pool of qualified talent is extremely limited, particularly with respect to executive talent, engineering, security, product, risk management, and financial services regulatory expertise. We have and will continue to face intense competition for qualified individuals from numerous technology companies and have previously experienced attrition in these areas. We may incur increased operational costs to recruit, train, motivate and/or retain qualified and suitable personnel. Even so, these measures may not be enough to attract and retain the personnel we require to operate our business effectively. We may face difficulties in recruiting and retaining professionals of a caliber consistent with our business strategy in the future. The loss of even a few qualified employees, or an inability to attract, retain and motivate additional highly skilled employees required for the planned expansion of our business could adversely impact our operating results and impair our ability to grow.

If we are unable to onboard or retain sufficient personnel to adequately staff all of our essential functions and operations or may have to onboard new personnel quickly in order to operate our business. This can result in increased operational risks, including risks of misconduct or human errors, and negatively impact our business and reputation. If we are unable to successfully identify and retain qualified professionals, our business, prospects, financial condition and results of operations may be adversely affected.

The composition of our executive team may change, which could impact the operation of business activities and also trigger additional regulatory and legal requirements on our business and operations as well as increased tax liabilities.

The existing executive team may depart from us and be replaced by new executive team members in the future. Such changes may impact our culture and strategic focus. Existing employees may take time to adapt to operating under the new executive team, which can impact employee performance and retention. The location and citizenship of the new leadership team may also trigger additional regulatory, licensing and tax implications across the relevant jurisdictions, leading to potential additional regulatory or licensing requirements for us or an increase in tax liability. This can negatively impact our business, operations and financial condition.

Our officers, directors, employees and certain shareholders, including G-Rocket, our largest shareholder, may encounter potential conflicts of interests with respect to their positions or interests in certain digital assets, entities and other initiatives.

We may engage in a wide variety of transactions and develop relationships with a number of blockchain projects, their developers, members of their ecosystem and investors. These transactions and relationships could create potential conflicts of interests in management decisions that we make. For instance, certain of our officers, directors and employees are investors in digital asset and blockchain projects themselves, and may be involved in making investment decisions in respect of projects that they have personally invested in. Many of our shareholders also make investments in these projects. While we plan to implement policies and procedures to limit and mitigate such risks, there is no assurance that such policies and procedures will be effective if established, or that we will be able to manage such conflicts of interests adequately. If we fail to manage these conflicts of interests, we may be exposed to adverse media coverage, regulatory investigations and legal proceedings, leading to adverse impact to our reputation, business, financial position and share price.

Misconduct, errors, mistakes and/or inappropriate conduct (including breach of laws, regulations and internal policies) or public statements by our personnel, and/or our failure to appropriately respond to such conduct or situation, may result in legal liability for us and adversely impact our business operations as well as reputation.

There is a risk that an employee of ours or any of our affiliates could engage in misconduct that adversely affects our business. It is not always possible to deter such misconduct, and the precautions we take to detect and prevent such misconduct may not be effective in all cases.

Employee misconduct or error, including breach of laws, regulations and/or our internal policies, could subject us to legal liability, financial losses and regulatory sanctions and could seriously harm our reputation and negatively affect our business. Such misconduct could include breach of anti-bribery and corruption laws, engaging in improper or unauthorized transactions or activities, misappropriation of customer funds, insider trading and misappropriation and misuse of information (including material non-public information), failing to supervise other employees or service providers, improperly using confidential information, as well as improper trading activity such as spoofing, layering, wash trading, manipulation and front-running. Employee or service provider errors, including mistakes in executing, recording, or processing transactions for customers, could expose us to the risk of material losses even if the errors are detected. Although we plan to implement processes and procedures and provide training to our employees and contractors to reduce the likelihood of misconduct and error, these efforts may not be successful.

Moreover, the risk of employee or service provider error or misconduct may be even greater for novel services and may be compounded by the fact that, while many of our employees and contractors are accustomed to certain general business practices related to the Web3 industry, most of them do not have professional training and background in the financial and technology industries and sophisticated knowledge about the applicable rules and regulations. This can lead to high risk of confusion among employees and service providers, particularly in a fast growing company like ours, with respect to compliance obligations, particularly including confidentiality, data access, trading and conflicts.

It is not always possible to deter misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. If we were found to have not met our regulatory oversight and compliance and other obligations, we could be subject to regulatory sanctions, financial penalties and restrictions on our activities for failure to properly identify, monitor and respond to potentially problematic activity and seriously damage our reputation. Our employees and contractors could also commit errors that subject us to financial claims for negligence, as well as regulatory actions, or result in financial liability. Further, allegations by regulatory or criminal authorities of improper trading activities could affect our brand and reputation. Our failure to appropriately respond to such conduct or situation can also adversely impact our business operations as well as reputation.

Our personnel may also make inappropriate or harmful public statements in their own capacity that are not authorized by us, including posting on social media platforms. By virtue of their association with us, the public may react negatively against us. Such unauthorized public statements may damage our brand, reputation and public perception and adversely impact our business, financial condition and share price.

Risks Related to Taxation

If we are classified as a passive foreign investment company, United States taxpayers who own our Class A ordinary shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as us will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

•        At least 75% of our gross income for the year is passive income; or

•        The average percentage of our assets (determined at the end of each quarter) during the taxable year which produces passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Class A ordinary shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, because we consolidate their operating results in our consolidated financial statements. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own, directly or indirectly, at least 25% of the equity by value.

Our status as a PFIC is a fact-intensive determination made on an annual basis. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with regard to our expectations regarding our PFIC status.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers who own our Class A ordinary shares if we were determined to be a PFIC, see “Taxation — Material United States Federal Income Tax Considerations — Passive Foreign Investment Company.”

Changes in our effective tax rate or tax liability may have an adverse effect on our results of operation.

Our effective tax rate or tax liability could increase due to several factors, including, but not limited to:

•        changes in our operating structure and the relative amounts of income before taxes, which may arise from various reasons including the application of tax laws in the jurisdiction in which we operate;

•        changes in amounts of operating income that are subject to adjustments for tax computations (such as denied or deferred deduction for expenses including share-based payments and depreciation);

•        changes in tax laws, tax treaties and regulations or the interpretation of them;

•        changes to our assessment about our ability to realize our deferred tax assets that are based on estimates of our future results, the prudence and feasibility of possible tax planning strategies, and the economic and political environments in which we do business;

•        the outcome of current and future tax audits, examinations or administrative appeals;

•        limitations or adverse findings regarding our ability to do business in some jurisdictions; and

•        significant changes to our ownership or corporate mergers, acquisitions or dispositions may inhibit our utilization of net operating losses and certain tax attributes against future income tax liabilities.

Future developments regarding the treatment of digital assets for U.S. and foreign tax purposes could adversely impact our business.

Due to the new and evolving nature of digital assets and the lack of comprehensive legal and tax guidance regarding digital asset products and transactions, there is much uncertainty as to how U.S. and foreign tax regimes will treat digital asset transactions and what tax guidance will be issued in the future.

In 2014, the Internal Revenue Service (“IRS”) released Notice 2014-21, discussing certain aspects of “virtual currency” for U.S. federal income tax purposes and, in particular, stating that such virtual currency (i) is “property,” (ii) is not “currency” for purposes of the rules relating to foreign currency gain or loss, and (iii) may be held as a capital asset. From time to time, the IRS has released other notices and rulings relating to the tax treatment of virtual currency or digital assets reflecting the IRS’s position on certain issues. The IRS has not addressed other significant aspects of the U.S. federal income tax treatment of digital assets and related transactions.

There continues to be uncertainty regarding the timing, character and amount of income inclusions for various digital asset transactions in different jurisdictions. The IRS or tax authorities in other jurisdictions may disagree with our treatment of certain of our digital asset events for tax purposes, which could adversely affect our customers and the vitality of our business. There can be no assurance that the IRS, the U.S. States revenue agencies or tax authorities or other tax authorities will not alter their respective positions with respect to digital assets in the future or that a court of valid jurisdiction would uphold the treatment set forth in existing positions. It also is unclear what additional tax authority positions, regulations, or legislation may be issued in the future regarding the treatment of existing digital asset transactions and future digital asset innovations in the United State or other jurisdictions in which we operate. Any of these developments could result in adverse tax consequences for digital assets holders and could adversely affect the value of digital assets and the broader blockchain economy. Future technological and operational developments that may arise with respect to digital assets may increase the uncertainty as to how digital assets are treated for U.S. and foreign tax purposes. The uncertainty regarding tax treatment of digital asset transactions impacts our customers and could impact our business, both domestically and abroad.

Risks Relating to Doing Business in Hong Kong

Our business, financial condition and results of operations, and/or the value of our securities or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to us.

We are principally operating and Web3hub is incorporated in Hong Kong with the necessary licenses and registrations from Hong Kong authorities. We are not a Hong Kong operating company, but an offshore holding company incorporated in the Cayman Islands conducting our business through our wholly-owned subsidiary in Hong Kong. Investors in our Class A ordinary shares are not purchasing equity securities in our subsidiaries that conduct substantive business operations in Hong Kong. Instead, investors in this offering are purchasing equity securities of a Cayman Islands holding company and will not hold equity interests in our Hong Kong Subsidiary. If certain PRC laws and regulations were to become applicable in Hong Kong in the future, the application of such laws and regulations may have a material adverse impact on our business, financial condition and results of operations and our ability to offer or continue to offer securities to investors, including risks that the PRC authorities could disallow our corporate structure, any of which may cause the value of our securities to significantly decline or become worthless.

Although the holding company structure may be used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, that purpose does not apply to us. We are engaged in the Web3 related services, which is neither a prohibited nor a restricted industry on the Negative List (2024) as promulgated by the National Development and Reform Commission (the “NDRC”) and the Ministry of Commerce pursuant to the Foreign Investment Law. Therefore, our holding company structure is not used to provide investors with exposure to foreign investments in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. However, the PRC government may implement changes to the existing laws and regulations in the future, which may result in the prohibition or restriction of foreign investors from owning equity interests in our PRC operating subsidiary.

The position on digital asset businesses in mainland China is significantly less permissive than Hong Kong. The central bank in mainland China has banned digital asset trading activities. In addition, the Chinese government announced that it would increase supervision of mainland Chinese companies listed offshore. Under the new measures, the Chinese government will improve regulation of cross-border data flows and security, police illegal activity in the securities market and punish fraudulent securities issuances, market manipulation and insider trading. It will also monitor sources of funding for securities investment and control leverage ratios. The CAC has also opened a cybersecurity probe into several large U.S.-listed technology companies focusing on anti-monopoly and financial technology regulation and, more recently with the passage of the PRC Data Security Law, how companies collect, store, process and transfer data. For example, if the recent PRC regulatory actions on data security or other data-related laws and regulations were to apply to us, we could become subject to certain cybersecurity and data privacy obligations, including the potential requirement to conduct a cybersecurity review for our listing at a foreign stock exchange, and the failure to meet such obligations could result in penalties and other regulatory actions against us and may materially and adversely affect our business and results of operations.

On February 17, 2023, with the approval of the State Council, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”) and five supporting guidelines, which came into effect on March 31, 2023. On May 16, 2023 and May 7, 2024, the CSRC promulgated the supporting guidelines No. 6 and No. 7 to the Trial Measures, respectively. Pursuant to the Trial Measures and their supporting guidelines, among other things, (i) companies incorporated in mainland China that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications; and (ii) if the issuer meets both of the following criteria, the overseas offering and listing conducted by such issuer shall be deemed an indirect overseas offering and listing by a domestic company defined under the Trial Measures: (a) more than 50% of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is accounted for by domestic companies; and (b) the majority of the issuer’s business activities are carried out in mainland China, or its main place(s) of business are located in mainland China, or the majority of its senior management team in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. In such circumstances, where a domestic company defined under the Trial Measures is seeking an indirect overseas offering and listing in an overseas market, the issuer shall submit filings with the CSRC within three business days following their submission of registration statements for their initial public offerings or listing applications. As of the date of this prospectus, we did not have any business operation or asset in mainland China, and none of our directors and officers reside in mainland China or is a citizen of mainland China.

On March 22, 2024, the CAC issued the Provisions on Promoting and Regulating Cross-border Data Flows, which stipulates that a data handler providing personal information abroad may be exempted from declaring security assessment for data to be provided abroad, concluding a standard contract for personal information to be provided abroad or passing authentication for protection of personal information if it satisfies certain conditions. In addition, providing the data collected and generated in such activities as international trade, cross-border transport, academic cooperation, transnational manufacturing and marketing, which do not contain personal information or important data, to overseas parties is exempted from all these procedures aforementioned.

Pursuant to the Basic Law of the Hong Kong Special Administrative Region (the “Basic Law”), which is a national law of the PRC and the constitutional document for Hong Kong, national laws of the PRC shall not be applied in Hong Kong except for those listed in Annex III of the Basic Law and applied locally by promulgation or local legislation. The Basic Law expressly provides that the national laws of the PRC which may be listed in Annex III of the Basic Law shall be confined to those relating to defense and foreign affairs as well as other matters outside the autonomy of Hong Kong. While the National People’s Congress of the PRC has the power to amend the Basic Law, the Basic Law also expressly provides that no amendment to the Basic Law shall contravene the established basic policies of the PRC regarding Hong Kong. As a result, national laws of the PRC not listed in Annex III of the Basic Law (and any regulatory notices issued pursuant to those national laws), including the regulatory notices issued by PRC regulators regarding digital asset and the enacted version of PRC Data Security Law, the Measures for Cybersecurity Review (Revision Draft for Comments) issued by CAC, or the Trial Measures, and the PRC Personal Information Protection Law, do not apply in Hong Kong. Accordingly, we believe, based on determinations made by our management and legal staff in Hong Kong (but not based on any third party legal opinion) that the laws and regulations of the PRC that do not apply in Hong Kong, including the recent developments on data privacy, security, the Trial Measures, digital assets, and cybersecurity laws and regulations of the PRC, do not currently have any material impact on our business, financial condition and results of operations or the listing of our securities, notwithstanding the fact that we maintain a subsidiary in Hong Kong.

Changes in the policies, regulations, rules, and the enforcement of laws of the PRC government may be made quickly with little or no advance notice. If certain PRC laws and regulations were to become applicable in Hong Kong in the future, the application of such laws and regulations may have a material adverse impact on our business, financial condition and results of operations and our ability to offer or continue to offer securities to investors, any of which may cause the value of our securities to significantly decline or become worthless. In addition, the laws and regulations in the PRC are evolving, and their enactment timetable, interpretation and implementation involve significant uncertainties. To the extent any PRC laws and regulations become applicable to Hong Kong, the legal and operational risks and uncertainties associated with operating in the PRC will become applicable to Hong Kong and we may face similar legal and operational risks and uncertainties relating to our operations in Hong Kong.

The PRC government has significant oversight and discretion over the manner in which companies incorporated under the laws of PRC must conduct their business activities. The PRC legal system is evolving rapidly, and PRC laws, regulations, and enforcement of laws can change quickly with little advance notice. Although we have no business operations in mainland China and none of our subsidiaries are incorporated in mainland China, if we were to become subject to such oversight or discretion, there may be a material change in our operations and/or the value of our securities, which would materially affect the interests of the investors.

The position on digital asset businesses in mainland China is significantly less permissive than Hong Kong. The central bank in mainland China has recently announced a ban on digital asset trading activities. In addition, the Chinese government recently announced that it would increase supervision of mainland Chinese companies listed offshore. Under the new measures, the Chinese government will improve regulation of cross-border data flows and security, police illegal activity in the securities market and punish fraudulent securities issuances, market manipulation and insider trading. It will also monitor sources of funding for securities investment and control leverage ratios. The CAC has also opened a cybersecurity probe into several large U.S.-listed technology companies focusing on anti-monopoly and financial technology regulation and, more recently with the passage of the PRC Data Security Law, how companies collect, store, process and transfer data. For example, if the recent PRC regulatory actions on data security or other data-related laws and regulations were to apply to us, we could become subject to certain cybersecurity and data privacy obligations, including the potential requirement to conduct a cybersecurity review for our listing on a foreign stock exchange, and the failure to meet such obligations could result in penalties and other regulatory actions against us and may materially and adversely affect our business and results of operations.

We do not maintain operations in mainland China, do not generate revenues from mainland China, and do not intend to provide services in mainland China. Accordingly, we believe, based on determinations made by our management and legal staff in Hong Kong (but not based on any third party legal opinion) that the laws and regulations of the PRC that do not apply in Hong Kong, including the recent developments on digital asset and cybersecurity laws and regulations of the PRC, do not currently have any material impact on our business operations, and the PRC government does not currently exert direct oversight over the manner in which we conduct our business. However, because we have a subsidiary in Hong Kong and given the PRC government’s significant oversight authority over the conduct of business in Hong Kong generally, notwithstanding this determination, there is no guarantee that we will not be subject to such direct oversight in the future due to changes in laws or other unforeseeable reasons. There is always a risk that the PRC government may, in the future, seek to affect operations of any company with any level of operations in mainland China or Hong Kong, including its ability to offer securities to investors, list its securities on a U.S. or other foreign exchange, conduct its business or accept foreign investment. See section entitled “— Our business, financial condition and results of operations, and/or the value of our securities or our ability to offer or continue to offer securities to investors may be materially and adversely affected to the extent the laws and regulations of the PRC become applicable to us.”

The PRC legal system is evolving rapidly, and PRC laws, regulations, and enforcement of laws can change quickly with little advance notice. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, the interpretation of these laws, rules and regulations may contain inconsistencies, the enforcement of which involves uncertainties.

If we were to become subject to the direct oversight of the PRC government at any time due to changes in laws or other unforeseeable reasons, we may require a material change in our operations and/or result in increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In addition, the market prices and value of our securities could be adversely affected as a result of anticipated negative impacts of any such government actions, as well as negative investor sentiment towards companies that have subsidiaries in Hong Kong subject to direct PRC government oversight and regulation, regardless of our actual operating performance. There can be no assurance that the PRC government will not regulate or have oversight over our current or future operations at any time.

The PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in mainland China-based issuers.

Under the PRC Enterprise Income Tax Law, or the “EIT Law,” that became effective in January 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances, and properties of an enterprise. In addition, a circular, known as SAT Circular 82, issued in April 2009 by the State Administration of Taxation, or the “SAT,” specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, and not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups, or by PRC or foreign individuals.

Given that we currently do not generate revenue nor have assets in mainland China and none of our directors and officers are citizens of the PRC or reside in the PRC, our management is of the view that we are not subject to the EIT Law. However, should the EIT Law, or the interpretation of it, evolve, we may become subject to the EIT Law. If the PRC tax authorities determine that we are deemed to be a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Finally, dividends payable by us to our investors and gains on the sale of our shares may become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our shares. Although up to the date of this prospectus, we have not been notified or informed by the PRC tax authorities that we have been deemed to be a resident enterprise for the purpose of the EIT Law, we cannot assure you that we will not be deemed to be a resident enterprise in the future.

The PRC regulatory requirements regarding cybersecurity are evolving, and we face risks that we may become subject to local laws and regulations relating to the collection, use, storage, transfer, disclosure and security of personally identifiable information with respect to our end customers and employees including any requests from regulatory and government authorities relating to the data we collected. For instance, various regulatory bodies in China, including the CAC, the Ministry of Public Security and the State Administration for Market Regulation, have enforced data privacy and protection laws and regulations with varying and evolving standards and interpretations. On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the Data Security Law which took effect in September 2021. The Data Security Law requires that data shall not be collected by theft or other illegal means, and it also provides a data classification and hierarchical protection system. The data classification and hierarchical protection system protects data according to (i) its importance in economic and social development, and (ii) any potential damages such data, if the data is falsified, damaged, disclosed, illegally obtained or illegally used, may cause to national security, public interests, or the legitimate rights and interests of individuals and organizations.

On December 28, 2021, the PRC government promulgated the Cybersecurity Review Measures, which came into effect on February 15, 2022 to impose cybersecurity review requirement on the purchase of network products and services by critical information infrastructure operators, or the data processing activities conducted by network platform operators, which affect or may affect the national security of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review through the Cybersecurity Review Office under CAC is required in any of the following situations: (i) internet platform operators holding personal information of more than one million users and seeking to have their securities listed on a stock exchange in a foreign country; (ii) the purchase of network products and services by critical information infrastructure operators affect or may affect China’s national security; and (iii) network product/service or a data processing activity that is identified as affecting or may affect national security of the PRC by a member authority of the working mechanism for cybersecurity reviews.

On September 24, 2024, the CAC released the Network Internet Data Protection Regulations, which became effective on January 1, 2025. The Network Internet Data Protection Regulations provide that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. Where a data processor processes personal data of more than ten million users, it shall also abide by the provisions of articles 30 and 32 of these regulations on network data processors that process important data (“Critical Data Processors”). Critical Data Processors shall specify the person in charge of network data security and the network data security management organization and fulfill a variety of responsibilities. In addition, before providing, entrusting or jointly processing important data, Critical Data Processors shall conduct risk assessments, except for performing their statutory duties or obligations.

The Cybersecurity Review Measures (2021 version) provides that any “online platform operators” possessing personal information of more than one million users which seeks to list in a foreign stock exchange is subject to cybersecurity review. The Cybersecurity Review Measures (2021 version) further elaborates the factors to be considered when assessing the national security risks of the relevant activities, including, among others, (i) the risk of core data, important data or a large amount of personal information being stolen, leaked, destroyed, and illegally used or exited the country; and (ii) the risk of critical information infrastructure, core data, important data or a large amount of personal information being affected, controlled, or maliciously used by foreign governments after listing abroad. The CAC requires that under the new rules, online platform operators possessing personal information of more than one million users must now apply for cybersecurity approval when seeking listings in other nations because of the risk that such data and personal information could be “affected, controlled, and maliciously exploited by foreign governments.” The cybersecurity review will also look into the potential national security risks from overseas IPOs.

Given that: we (a) are not a PRC-incorporated internet platform operator holding personal information of more than one million users, (b) are not a critical information infrastructure operator that purchases network products and services that affect or may affect China’s national security, or (c) should not be providing network product/service or conducting any data processing activity that affect or may affect China’s national security based on the facts that we (i) do not have any business activities in mainland China; (ii) do not and will not provide services to any customers located in mainland China or conduct sales and marketing activities or other communications with residents in mainland China, and (iii) take technical measures to refrain from providing services to any customers located in mainland China or conducting sales and marketing activities or other communications with residents in mainland China, we do not believe that the Cybersecurity Review Measures are applicable to us nor do we believe that the Cybersecurity Review Measures will have any material adverse impact on our operations.

In the event that we inadvertently concluded that relevant permissions or approvals were not required or that applicable laws, regulations, or interpretations change and we are required to obtain such permissions or approvals in the future, any action by the PRC government may significantly limit or completely hinder our ability to operate and offer or continue to offer securities to investors and may cause the value of such securities to significantly decline or become worthless.

We are aware that the PRC government initiated a series of regulatory actions and statements to regulate business operations in mainland China with little notice, including cracking down on illegal activities in the securities market, enhancing supervision over mainland China-based companies listed overseas using variable interest entity structure, adopting new measures to extend the scope of cybersecurity reviews, and expanding the efforts in anti-monopoly enforcement. Based on our management’s discussion with Patrick Mak & Tse, we understand that we are not subject to merger control review by the anti-monopoly enforcement agency of the PRC government due to the level of our revenues, and the fact that we currently do not expect to propose or implement any acquisition of control of, or decisive influence over, any company with revenues within mainland China of more than RMB800 million. Currently, these statements and regulatory actions have had no impact on our daily business operation, and our ability to accept foreign investments and list our securities on an U.S. or other foreign exchange. Since these statements and regulatory actions are new, it is highly uncertain how soon legislative or administrative regulation making bodies will respond and what existing or new laws or regulations or detailed implementations and interpretations will be modified or promulgated, if any, and the potential impact such modified or new laws and regulations will have on our daily business operation, our ability to accept foreign investments and list our securities on an U.S. or other foreign exchange.

With respect to the issuance of securities to foreign investors, the Regulations on Mergers and Acquisitions of Domestics Enterprises by Foreign Investors (“M&A Rules”) include, among other things, provisions that purport to require any offshore special purpose vehicle that is controlled by PRC companies or individuals and formed for the purpose of seeking a public listing on an overseas stock exchange through acquisition of PRC domestic companies to obtain the approval of the CSRC prior to the listing and trading of its securities on an overseas stock exchange. On September 21, 2006, the CSRC published on its official website procedures specifying documents and materials required to be submitted to it by any such special purpose vehicle seeking CSRC’s approval of overseas listings. However, substantial uncertainty remains regarding the scope and applicability of the M&A Rules and the CSRC approval requirement to offshore special purpose vehicles.

Further, on July 6, 2021, the General Office of the Communist Party of China Central Committee and the General Office of the State Council jointly issued Opinions on Strictly Cracking Down on Illegal Securities Activities in accordance with the Law (“Opinions”). These Opinions have laid the groundwork for strengthening the PRC government’s monitoring of illegal securities activities in mainland China and the supervision of overseas listings by mainland China-based companies. The Opinions generally provide that existing laws and regulations regarding data security, cross-border data transmission, and the protection of classified information should be further supplemented, and that the PRC government will seek to deepen its cross-border audit supervision cooperation with regulatory bodies in other countries in law-based and reciprocal manner. As of the date of this prospectus, official guidance and related implementation rules that elaborate on the general provisions of the Opinions have not yet been issued, and therefore how to interpret the Opinions remain unclear at this stage. In their current form, the Opinions are too general to be implemented at their current stage, and no specific procedures or approvals are expressly specified or implicated that would need to be carried out by us in advance of our proposed listing.

Based on our understanding of the current PRC laws and regulations, we believe that we are not required to obtain any prior permission or conduct filing under the PRC financial regulations including M&A Rules, the Opinions or the Trial Measures from any PRC governmental authorities for consummating this offering, given that: (a) the CSRC currently has not issued any definitive rule or interpretation concerning whether offerings like ours are subject to the M&A Rules; (b) we are not a PRC-incorporated company and have no business activities or subsidiaries, joint ventures or partnerships in mainland China and we do not generate any revenue from mainland China; and (c) we are not controlled by PRC companies or individuals nor formed for the purpose of seeking a public listing on an overseas stock exchange through acquisition of PRC domestic companies.

However, there is no guarantee that this will continue to be the case in relation to the continued listing of our securities on a securities exchange outside of the PRC, or even if such permission is required and obtained, it will not be subsequently denied or rescinded. Any actions by the PRC government to exert more oversight and control over offerings that are conducted overseas (including those by issuers who have subsidiaries in Hong Kong) and/or foreign investments in issuers who have subsidiaries could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of our securities to significantly decline or be worthless.

Implementation of the National Security Law in Hong Kong involves uncertainty, and the recent policy pronouncements by the PRC government regarding business activities of U.S.-listed Chinese businesses may negatively impact our existing and future operations in Hong Kong.

On June 30, 2020, China’s top legislature unanimously passed a new National Security Law for Hong Kong. Similar to other PRC’s laws and regulations, the interpretation of the National Security Law involves a degree of uncertainty.

On March 19, 2024, the Legislative Council of Hong Kong passed the Safeguarding National Security bill, which took effect on March 23, 2024. The Safeguarding National Security Ordinance (effective on March 23, 2024) was enacted according to the Article 23 of the Basic Law of the Hong Kong Special Administrative Region, which stipulates that Hong Kong shall enact laws on its own to prohibit any act of treason, secession, sedition, or subversion against the central people’s government, or theft of state secrets. The Safeguarding National Security Ordinance mainly covers five types of offences: treason, insurrection, offences in connection with state secrets and espionage, sabotage endangering national security and related activities, and external interference and organizations engaging in activities endangering national security.

Recently, the PRC government announced that it would step up supervision of overseas listed Chinese businesses. Under the new measures, the Chinese government will enhance regulation of cross-border data flows and security, crack down on illegal activity in the securities market and punish fraudulent securities issuance, market manipulation and insider trading, it will also check sources of funding for securities investment and control leverage ratios. The CAC has also opened a cybersecurity probe into several U.S.-listed tech companies focusing on anti-monopoly, financial technology regulation and more recently, with the passage of the Data Security Law, how companies collect, store, process and transfer personal data. Currently these laws (other than the National Security Law) are expected to apply to mainland Chinese businesses, rather than businesses in Hong Kong which operate under a different set of laws from mainland China.

However, there can be no assurance that the government of Hong Kong will not enact similar laws and regulations applicable to companies operating in Hong Kong.

Given the PRC government’s significant oversight over the conduct of business operations in mainland China and in Hong Kong, and in light of China’s recent extension of authority not only in mainland China but into Hong Kong, there are risks and uncertainties which we cannot foresee for the time being, and rules and regulations in China can change quickly with little or no advance notice. For example, the government of Hong Kong to enact similar laws and regulations to those in mainland China, which may seek to exert control over offerings conducted overseas by Hong Kong companies or their parent companies. Hong Kong may implement laws on digital asset-related business activities to be more aligned with mainland China.

If any or all of the foregoing were to occur, it could lead to a material adverse change in our operations and limit or hinder our ability to offer securities to overseas investors or remain listed in the U.S., which could cause the value of our Class A ordinary shares to significantly decline or become worthless.

There may be risks and uncertainties regarding the interpretation, application, and enforcement of current and future PRC laws, rules and regulations. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in our operations and/or the value of the securities we are registering for sale.

We have no operation in mainland China. We primarily operate in Hong Kong, a special administrative region of China. The PRC legal system is evolving rapidly, and PRC laws, regulations, and enforcement of laws can change quickly with little advance notice. In particular, because these laws, rules and regulations are relatively new, and because of the limited number of published decisions and the non-precedential nature of these decisions, the interpretation of these laws, rules and regulations may contain inconsistences, the enforcement of which involves uncertainties. The PRC government has exercised and continues to exercise substantial control over many sectors of the economy of mainland China through regulation and/or state ownership. The PRC government actions have had, and may continue to have, a significant effect on economic conditions in mainland China and businesses which are subject to such government actions. We may become subject to the PRC government’s significant oversight and discretion over the conduct of our business, and the government may intervene or influence our operations at any time as the government deems appropriate. The PRC government has published new policies that significantly affected certain industries in mainland China, such as the education and internet industries, and we cannot rule out the possibility that it will in the future release regulations or policies extending the oversight and regulation to certain business and industries in Hong Kong, including our industry, that could adversely affect our business, financial condition and results of operations. Furthermore, the PRC government has recently indicated an intent to exert more oversight and control over securities offerings and other capital markets activities that are conducted overseas and foreign investment in mainland China-based companies. If such action is extended to cover companies in Hong Kong, like ours, such actions could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause such securities to significantly decline in value or become worthless.

We may become subject to the direct intervention or influence of the PRC government at any time due to changes in laws or other unforeseeable reasons or as a result of our development, expansion or acquisition of operations in the PRC, or due to the expansion of the PRC government’s oversight onto our industry in Hong Kong, and it may require a material change in our operations and/or result in increased costs necessary to comply with existing and newly adopted laws and regulations or penalties for any failure to comply. In addition, the market prices of our Class A ordinary shares could be adversely affected as a result of anticipated negative impacts of any such government actions, as well as negative investor sentiment towards Hong Kong-based companies subject to direct PRC government oversight and regulation, regardless of our actual operating performance. There can be no assurance that the Chinese government would not intervene in or influence our operations at any time.

The continued U.S. regulatory and legislative focus, including the enactment of the HFCAA, may adversely affect the market price of our Class A ordinary shares and may eventually require us to delist our securities from the U.S. markets.

Over the past decade, the U.S. securities regulators (SEC and PCAOB) and their Chinese counterparts (the CSRC and the MoF) have been at an impasse over the PCAOB’s ability to inspect or investigate the audit work of accounting firms that audit the financial statements of China-based companies. Under U.S. securities laws, publicly listed companies are required to have their financial statements audited by independent public accounting firms registered with the PCAOB. Under the Sarbanes-Oxley Act, the PCAOB is required to inspect the PCAOB-registered accounting firms to assess compliance with auditing standards and bring enforcement actions for non-compliance with such standards. If requested by the PCAOB or the SEC, PCAOB-registered accounting firms are required to provide the audit work papers and other related information for inspection. The PCAOB is currently unable to conduct inspections without the approval of the Chinese government authorities. Currently, our U.S. independent registered accounting firm is subject to inspection by the PCAOB, and we have no operations in mainland China. However, if there is significant change to current political arrangements between mainland China and Hong Kong, companies operated in Hong Kong like us may face similar regulatory risks as those operated in PRC and we cannot assure you that our auditor’s work will continue to be able to be inspected by the PCAOB. The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states that if the SEC determines that an issuer has filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years, the SEC shall prohibit the securities of the issuer from being traded on a national securities exchange or in the over the counter trading market in the United States.

On December 2, 2021, the SEC adopted finalized rules implementing the submission and disclosure requirements in the HFCA Act. The rules apply to registrants that the SEC identifies as having filed an annual report with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that PCAOB is unable to inspect or investigate. We will be required to comply with these rules if the SEC identifies us as having a “non-inspection” year under a process to be subsequently established by the SEC. The final amendments require any identified registrant to submit documentation to the SEC establishing that the registrant is not owned or controlled by a government entity in the public accounting firm’s foreign jurisdiction, and also require, among other things, disclosure in the registrant’s annual report regarding the audit arrangements of, and government influence on, such registrants. The SEC will impose a trading prohibition on an issuer after it is identified as a Commission-Identified Issuer for three consecutive years. If we are identified as a Commission-Identified Issuer and has a “non-inspection” year, there is no assurance that we will be able to take remedial measures in a timely manner.

On September 22, 2021, the PCAOB adopted a final rule implementing the HFCA Act, which provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On November 5, 2021, the SEC approved the PCAOB’s Rule 6100, Board Determinations Under the Holding Foreign Companies Accountable Act. Rule 6100 provides a framework for the PCAOB to use when determining, as contemplated under the HFCA Act, whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 16, 2021, the PCAOB issued a report on its determinations that it was unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions. The PCAOB made its determinations pursuant to PCAOB Rule 6100. The report further listed in its Appendix A and Appendix B, Registered Public Accounting Firms Subject to the Mainland China Determination and Registered Public Accounting Firms Subject to the Hong Kong Determination, respectively. Our auditor did not appear as part of the report under the lists in its Appendix A or Appendix B.

On August 26, 2022, the CSRC, the Ministry of Finance of the PRC, and the PCAOB signed a Statement of Protocol, or the Protocol, governing inspections and investigations of audit firms based in China and Hong Kong. Pursuant to the Protocol, the PCAOB shall have independent discretion to select any issuer audits for inspection or investigation and has the unfettered ability to transfer information to the SEC.

On December 15, 2022, the PCAOB determined that the PCAOB was able to secure complete access to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong and voted to vacate its previous determinations to the contrary. However, should PRC authorities obstruct or otherwise fail to facilitate the PCAOB’s access in the future, the PCAOB will consider the need to issue a new determination. Notwithstanding the foregoing, in the event it is later determined that the PCAOB is unable to inspect or investigate completely our auditor, then such lack of inspection could cause our securities to be delisted from the stock exchange.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act and on December 29, 2022, the Consolidated Appropriations Act was signed into law by former President Biden, which contained, among other things, an identical provision to Accelerating Holding Foreign Companies Accountable Act

and amended the Holding Foreign Companies Accountable Act by requiring the SEC to prohibit an issuer’s securities from trading on any U.S. stock exchanges if its auditor is not subject to PCAOB inspections for two consecutive years instead of three, thus reducing the time before our Class A ordinary shares may be prohibited from trading or delisted if the HFCA Act were to apply to us.

However, whether the PCAOB will continue to conduct inspections and investigations completely to its satisfaction of PCAOB-registered public accounting firms headquartered in mainland China and Hong Kong is subject to uncertainty and depends on a number of factors, including positions taken by authorities of the PRC and the PCAOB. The PCAOB is expected to continue to demand complete access to inspections and investigations against accounting firms headquartered in mainland China and Hong Kong in the future and it has resumed regular inspections since 2023. The PCAOB is required under the HFCAA to make its determination on an annual basis with regards to its ability to inspect and investigate completely accounting firms based in mainland China and Hong Kong.

Although our U.S. independent registered accounting firm is subject to inspection by the PCAOB, and we have no operations in mainland China, there can be no assurance that our auditor will be able to comply with requirements imposed by U.S. regulators if there is significant change to current political arrangements between mainland China and Hong Kong, or if any component of our auditor’s work papers become located in mainland China in the future. Delisting of our Class A ordinary shares likely would force holders of our Class A ordinary shares to sell their Class A ordinary shares. The market price of our Class A ordinary shares could be adversely affected as a result of anticipated negative impacts of these executive or legislative actions upon, regardless of whether these executive or legislative actions are implemented and regardless of our actual operating performance.

Increases in labor costs may adversely affect our business and results of operations.

The economy in Hong Kong and globally has experienced general increases in inflation and labor costs in recent years. As a result, average wages in Hong Kong and certain other regions are expected to continue to increase. In addition, we are required by Hong Kong laws and regulations to pay various statutory employee benefits, including mandatory provident fund to designated government agencies for the benefit of our employees. We expect that our labor costs, including wages and employee benefits, will continue to increase. Increasing labor costs could materially and adversely affect our financial condition and results of operations.

You may experience difficulties and incur additional costs in effecting service of legal process, enforcing foreign judgments or bringing actions against us and certain of our officers or directors based on foreign laws.

We are a Cayman Islands company with operations and assets in Hong Kong. In addition, certain of our officers and directors are based in Hong Kong. Therefore, service of process upon us or our officers or directors may be difficult or costly to obtain within the United States. In addition, you may experience difficulties and incur additional costs in enforcing foreign judgments or bringing actions against us or our officers or directors in the Cayman Islands, Hong Kong or other jurisdictions.

Risks Related to Being a Public Company

We do not have experience operating as a U.S. public company and may not be able to adequately develop and implement the governance, compliance, risk management and control infrastructure and culture required for a public company, including compliance with the Sarbanes-Oxley Act.

We do not have experience operating as a U.S. public company. Our executive officers have no experience in managing a U.S. public company, which makes their ability to comply with applicable laws, rules and regulations uncertain. Our failure to comply with all laws, rules and regulations applicable to U.S. public companies could subject us or our management to regulatory scrutiny or sanction, which could harm our reputation and share price.

Prior to becoming a U.S. reporting company, we have not previously been required to prepare or file periodic and other reports with the SEC or to comply with the other requirements of U.S. federal securities laws applicable to public companies. We have not previously been required to establish and maintain the disclosure controls and procedures, and internal controls over financial reporting applicable to a public company in the United States, including the Sarbanes-Oxley Act. Although we are in the process of developing and implementing our governance, compliance, risk management and control framework and culture required for a public company, we may not be able to meet the requisite standards expected by U.S. regulators and/or our investors. We may also encounter errors, mistakes and lapses in processes and controls, resulting in failure to meet the requisite standards expected of a public company.

As a U.S. reporting company, we will incur significant legal, accounting and other expenses. Compliance with reporting, internal control over financial reporting and corporate governance obligations from which foreign private issuers are not exempt may require members of our management and our finance and accounting staff to divert time and resources from other responsibilities to ensure these additional regulatory requirements are fulfilled and may increase our legal, accounting, insurance and compliance costs. We cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

If we fail to adequately implement the required governance and control framework and culture, we can be more at risk of failing to comply with significant rules or requirements associated with being a public company. Such failure could result in the loss of investor confidence and could harm our reputation and cause the market price of our securities to decline. Other challenges in complying with these regulatory requirements may arise because we may not be able to complete our evaluation, testing and any required remediation in a timely fashion. In addition, any current or future controls may be considered as inadequate due to changes or increased complexity in regulations, operating environment or other reasons.

Due to inadequate governance and internal control policies, misstatements or omissions due to error or fraud may occur and may not be detected, which could result in failures to make required filings in a timely manner and make filings containing incorrect or misleading information. Any of these outcomes could result in SEC enforcement actions, monetary fines or other penalties, litigations, damage to our reputation, business, financial condition, operating results and share price.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to compliance with our public company responsibilities and corporate governance practices.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, which we expect to further increase after we are no longer an “emerging growth company.” The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the Nasdaq Capital Market, and other applicable securities rules and regulations impose various requirements on public companies. Our management and other personnel will devote a substantial amount of time to compliance with these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. We cannot predict or estimate the amount of additional costs we will incur as a public company or the specific timing of such costs.

As a foreign private issuer, we are exempt from a number of rules under U.S. securities laws and are permitted to file less information with the SEC than U.S. public companies; as a result, investors may receive less information regarding Web3Labs that may adversely impact their investment decision-making.

We are a foreign private issuer, as defined in the SEC rules and regulations, and, consequently, we are not subject to all the disclosure requirements applicable to companies organized within the United States, including certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16(b) of the Exchange Act, although commencing in March 2026, they will be required to report their purchases and sales of our securities in accordance with the provisions of Section 16(a). Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies, which may adversely impact investors’ decision-making with respect to our securities.

As a foreign private issuer, we can rely on exemptions from certain corporate governance requirements that provide greater protection to shareholders of other companies.

As a foreign private issuer, we may generally follow home-country practice with respect to certain matters of corporate governance in lieu of the comparable governance provisions of the Nasdaq listing rules except for certain matters, including the composition and responsibilities of the audit committee and the independence of its members within the meaning of the rules and regulations of the SEC. The Cayman Islands home-country practices that we follow may afford less protection to holders of our securities than that provided under the Nasdaq listing rules.

As a result of our foreign private issuer status, our shareholders may be afforded less protection under the Nasdaq listing rules and SEC regulations than other public companies.

We may lose foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

We may in the future lose our foreign private issuer status if a majority of our shares are held in the United States, among other possible occurrences. Although we have elected to comply with certain U.S. regulatory provisions that are optional for foreign private issuers, our loss of foreign private issuer status would make such provisions mandatory. Although we currently intend to continue filing current and periodic reports on domestic forms, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer would be more burdensome than the costs incurred as a foreign private issuer. For instance, should we lose our foreign private issuer status, we would lose our ability to rely on the exemption from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Further, we would become subject to the rules and regulations under the Exchange Act related to the furnishing and content of proxy statements. Additionally, if we are not a foreign private issuer, we may lose our ability to rely upon exemptions from certain corporate governance requirements on U.S. stock exchanges that are available to foreign private issuers.

We have two identified material weaknesses in our internal control over financial reporting. If we do not adequately remediate the material weaknesses, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal controls, we may not be able to accurately or timely report our financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and the market price of our Class A ordinary shares.

Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal controls and procedures. In connection with the audits of our consolidated financial statements for the years ended and as of June 30, 2024 and 2025, we and Prouden identified two “material weaknesses” in our internal control over financial reporting. As defined in the standards established by the PCAOB, and other control deficiencies, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are related to: (i) lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address U.S. GAAP technical accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC; and (ii) Lack of formal risk assessment process and internal control framework over financial reporting. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control over financial reporting for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a comprehensive assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

These material weaknesses, if not timely remedied, may lead to significant misstatements in our consolidated financial statements in the future. In the future, we may identify additional material weaknesses. In addition, if our independent registered public accounting firm attests to, and reports on, the management assessment of the effectiveness of our internal controls, our independent registered public accounting firm may disagree with our management’s assessment of the effectiveness of our internal controls.

To remediate the material weaknesses, as of the date of this prospectus, we have: (i) engaged an external consultant experienced in accounting and SEC matters to assist management in enhancing its overall U.S. GAAP and SEC reporting function; (ii) provided additional trainings to all relevant personnel focusing on the documentation and evidencing of operation of controls, (iii) engaged Jie (Jill) Jiao, our Chief Financial Officer, in April 2026, (iv) transitioned Siu Tat Chan, who served as our Interim Chief Financial Officer from January 2026 to April 2026, to serve as our strategic advisor, and (v) identified three independent director nominees, including Ho Yin Fok, Robert Ciemniak, and John Riggins, who will join as independent directors upon the commencement of trading of our Class A ordinary shares on Nasdaq.

Going forward, we plan to adopt measures to improve our internal controls over financial reporting, including, among others:

•        (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen our financial reporting function and to set up a financial and system control framework;

•        (ii) organizing regular training for our accounting staff, especially training related to U.S. GAAP and SEC reporting requirements;

•        (iii) formulating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards;

•        (iv) establishing assessment of Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) compliance requirements and improvement of overall internal control; and

•        (v) establishing an audit committee.

We aim to complete the remediation measures within a reasonable period of time after this offering, but there is no guarantee that we will complete as planned or our efforts will be successful. As of the date of this prospectus, we have not incurred material costs as part of the remediation efforts. Due to the nature of the remediation process and the need for adequate time after implementation to evaluate and test the effectiveness of the implemented controls, we cannot provide an estimate of costs expected to be incurred in connection with implementation of the remediation plan. We expect the remediation to be time consuming and place significant demands on the Company’s financial and operational resources.

Our failure to correct these material weaknesses or failure to discover and address any other material weaknesses could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act and an emerging growth company exempted from certain internal control reporting requirement. Section 404 of the Sarbanes-Oxley Act will require that we include a report of management on our internal control over financial reporting in our annual report starting with our second annual report on Form 20-F after becoming a public company. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other weaknesses and deficiencies in our internal control over financial reporting. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our shares.

Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, as well as regulatory investigations and/or civil or criminal sanctions. We may also be required to restate our consolidated financial statements from prior periods.

The prominence of being a publicly listed company operating a regulated exchange and consequent disclosure obligations may increase any adverse impact on our reputation, our operations and ability to attract and retain customers.

Unlike a private company that is subject to less public attention and regulatory obligations, the prominence of being a publicly listed company operating a regulated exchange and consequent disclosure obligations may increase the impact of any financial and non-financial risks on us. We intend to market our product and services to our investors and therefore there may be an overlap between our customer base and our investor base. If a material adverse event associated with us occurs, our reputation, our ability to attract and retain customers, our business operations and financial condition and share price may be more adversely impacted than that of a private company.

Risks Related to the Offering and Owning Our Class A Ordinary Shares

The price of our Class A ordinary shares may fluctuate significantly, and you could lose all or part of your investment.

The price of our Class A ordinary shares may fluctuate due to a variety of factors. Particularly, our Class A ordinary shares may be volatile due to (i) fluctuation in the price of digital assets carried on our balance sheet and (ii) fluctuation in revenue, which could be both positively and negatively affected by changes in client demand and market condition.

In addition, our Class A ordinary shares may fluctuate due to other factors, including:

•        the number of our Class A ordinary shares publicly owned and available for trading;

•        our actual or anticipated operating performance and the operating performance of our competitors;

•        changes in the projected operational and financial results we provide to the public or our failure to meet those projections;

•        failure of securities analysts to initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow us, or our failure to meet the estimates or the expectations of investors;

•        any major change in the board of directors, management, or key personnel;

•        rumors and market speculation involving us or other companies in the industry;

•        announcements by us or our competitors of significant innovations, new products, services, features, integrations or capabilities, acquisitions, strategic investments, partnerships, joint ventures, or capital commitments;

•        changes in or losses of counterparty relationships considered important to support our business operations;

•        market perception as to whether of listing is successful;

•        the impact of securities or industry analysts issuing an adverse or unfavorable opinion regarding our business or not publishing research or publishing unfavorable research about our business; and

•        other events or factors, including those discussed elsewhere in these risk factors, or those resulting from war, incidents of terrorism, or responses to these events.

If our share price falls, we may not be able to successfully leverage our listed status to grow our business and operations, or attract additional capital investments in the future. This may adversely affect our reputation, financial condition and business and our ability to attract and retain customers.

An active, liquid and orderly trading market for our Class A ordinary shares may not develop, and you may not be able to resell your Class A ordinary shares at or above the initial public offering price.

We have applied for listing of our Class A ordinary shares on Nasdaq under the symbol “MDAT.” Prior to this offering, there has been no public market for our Class A ordinary shares. If an active trading market does not develop, you may have difficulty selling any of our Class A ordinary shares that you buy. We cannot predict whether an active, liquid public trading market for our Class A ordinary shares will develop or be sustained. Active, liquid trading markets generally result in lower price volatility and respond more efficiently to orders from investors to purchase or sell securities. Liquidity of a securities market is often a function of the volume of the underlying Class A ordinary shares that are publicly held by unrelated parties. As a result of these and other factors, you may be unable to resell your Class A ordinary shares at or above the initial public offering price.

In April 2025, Nasdaq implemented a rule change requiring that the minimum Market Value of Unrestricted Publicly Held Shares (MVUPHS) for an initial public offering must be met solely through shares sold in the offering. Previously issued shares registered for resale can no longer be included in this calculation. In September 2025, Nasdaq has also proposed increasing the minimum MVUPHS for the Net Income Standard on the Nasdaq Capital Market from $5 million to $15 million, which has been approved by the SEC and will take effect as of January 17, 2026. If we were relying on the Net Income Standard and the new rules take effect before our listing is finalized, we may need to increase the size of this offering or pursue listing under a different standard. In addition, there is no assurance that we will continue to meet the continued listing requirements after the completion of this offering. There can be no assurance that an active trading market for our Class A ordinary shares will develop or that the market price of our Class A ordinary shares will not fall below the initial offering price.

Nasdaq’s proposed rule requiring a minimum $25 million offering size for companies with principal operations in Hong Kong could result in our securities not being approved for listing on Nasdaq or our inability to maintain our listing.

Nasdaq recently filed proposed rule changes with the SEC that would require companies principally operating in China, including Hong Kong and Macau, to raise at least $25 million in an initial public offering to qualify for, or maintain its listing on, Nasdaq.

Our operations are principally conducted in Hong Kong and, as such, we may be subject to this proposed rule, if it is approved. Based on our plan to offer 6,250,000 Class A ordinary shares on a firm commitment basis, the gross offering proceeds would be $25,000,000, assuming the public offering price of $4.00 per share, assuming the underwriters do not exercise their over-allotment option. Accordingly, the amount of proceeds from this offering is expected to meet or exceed the proposed minimum threshold of $25 million.

While this proposal has not yet been approved by the SEC, there is no assurance that it will not be adopted. If this proposal is approved and we fail to meet the minimum offering size requirement, our securities will not be approved for listing on Nasdaq. Furthermore, even if we are able to successfully list, this rule change may be part of a broader trend of heightened regulatory scrutiny and stricter listing requirements for companies with principal operations in Hong Kong. Our ability to conduct future offerings or maintain our listing on Nasdaq could be adversely affected if Nasdaq or the SEC implements additional stringent criteria. We may be required to expend significant resources to address any future regulatory changes or concerns, which could divert our management’s attention and resources from our business operations. Any such events could have a material adverse effect on our business, financial condition, and results of operations, and could cause a significant decline in the value of our securities.

We will be a “controlled company” within the meaning of the rules of Nasdaq and the rules of the SEC and, as a result, qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You will not have the same protections afforded to shareholders of other companies that are subject to such requirements.

We will be a “controlled company,” as defined under the rules of the Nasdaq, since G-Rocket will have [    ]% of the total voting power of the Company upon the consummation of the listing. For so long as we remain a controlled company under this definition, we are permitted to elect to rely on certain exemptions from corporate governance rules, including the exemption from the requirements that:

•        a majority of our board of directors consist of “independent directors” as defined under the rules of Nasdaq;

•        our director nominees be selected, or recommended for our board of directors’ selection, by a nominating/governance committee comprised solely of independent directors; and

•        the compensation of our executive officers be determined, or recommended to our board of directors for determination, by a compensation committee comprised solely of independent directors.

Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Our dual-class capital structure limits the ability of holders of Class A ordinary shares to influence corporate decisions.

We will have a dual-class capital structure consisting of Class A ordinary shares and Class B ordinary shares upon the consummation of this offering. Our Class A ordinary shares will carry one vote per share and our Class B ordinary shares will carry twenty (20) votes per share. Accordingly, holders of the Class B ordinary shares will, for the foreseeable future, have voting control over such matters requiring approval by shareholders, including, but not limited to, the election of directors and the approval of mergers or other business combination transactions, even if they hold a minority of the total outstanding shares. In addition, if the Company issues additional Class B ordinary shares in the future, such issuances will be highly dilutive to holders of the Class A ordinary shares.

Holders of Class B ordinary shares will hold a significant degree of control over matters submitted to shareholders for approval, including but not limited to the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets. In order to continue controlling the outcome of such matters, holders of Class B ordinary shares must maintain at least 51% of the outstanding voting shares. This threshold will allow them to exercise their voting rights, which are disproportionately greater than those of holders of Class A ordinary shares. The disparate voting rights associated with the Class B ordinary shares will have anti-takeover effects, as they give holders of Class B ordinary shares the power to block or influence the outcome of a change in control transaction, including mergers or acquisitions. This could serve as a mechanism to prevent unsolicited takeover attempts and preserve the current ownership structure. Any of the foregoing could adversely affect the rights and interest of our Class A ordinary shareholders.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our share price and trading volume could decline.

The trading market for our Class A ordinary shares will be influenced by the research and reports that securities or industry analysts publish about us. Securities and industry analysts do not currently, and may never, publish research focused on us. If no securities or industry analysts commence coverage of us, the price and trading volume of our Class A ordinary shares likely would be negatively impacted. If securities or industry analysts initiate coverage and one or more of the analysts who cover us downgrade our Class A ordinary shares or publish inaccurate or unfavorable research about us, our ordinary share price would likely decline. Further, if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our Class A ordinary shares could decrease, which might cause our ordinary share price and trading volume to decline.

Our issuance of additional share capital in connection with financings, acquisitions, investments, equity incentive plans or otherwise will dilute all other shareholders.

We may raise capital through equity financings in the future. As part of our business strategy, we may make or receive investments in companies, solutions or technologies and issue equity securities to pay for such acquisitions or investments. Any such issuances of additional share capital may cause shareholders to experience significant dilution of their ownership interests and the per share value of Class A ordinary shares to decline.

You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our share price.

We plan to use the net proceeds of this offering primarily for business expansion, exploring new markets, working capital and other general corporate purposes. See “Use of Proceeds.” However, our management will have considerable discretion in the application of the net proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. The net proceeds from this offering may be placed in investments that do not produce income or that lose value.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands. We conduct substantially all of our operations in Hong Kong through our Hong Kong Subsidiary, and substantially all of our assets are located in Hong Kong. In addition, our executive officers and certain directors are citizens of Hong Kong and reside within Hong Kong for a significant portion of the time. There is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. We believe that foreign judgments of United States courts will not be directly enforced in Hong Kong as there are currently no treaties or other arrangements providing for reciprocal enforcement of foreign judgments between Hong Kong and the United States. However, the common law permits an action to be brought upon a foreign judgment. As a result, a foreign judgment itself may form the basis of a cause of action since the judgment may be regarded as creating a debt between the parties to it. In a common law action for enforcement of a foreign judgment in Hong Kong, the enforcement is subject to various conditions, including but not limited to, that the foreign judgment is a final judgment conclusive upon the merits of the claim, the judgment is for a liquidated amount in civil matter and not in respect of taxes, fines, penalties, or similar charges, the proceedings in which the judgment was obtained were not contrary to natural justice, and the enforcement of the judgment is not contrary to public policy of Hong Kong. Such a judgment must be for a fixed sum and must also come from a “competent” court as determined by the private international law rules applied by the Hong Kong courts. The defenses that are available to a defendant in a common law action brought on the basis of a foreign judgment include lack of jurisdiction, breach of natural justice, fraud, and contrary to public policy. However, a separate legal action for debt must be commenced in Hong Kong in order to recover such debt from the judgment debtor. As a result, subject to the conditions with regard to enforcement of judgments of United States courts being met, including but not limited to the above, a foreign judgment of the United States of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States could be enforceable in Hong Kong through common law action.

After this offering, our executive officers, directors and principal shareholders, if they choose to act together, will continue to have the ability to control or significantly influence all matters submitted to shareholders for approval. Furthermore, many of our current directors were appointed by our principal shareholders.

Following the completion of this offering, our executive officers, directors and greater than 5% shareholders, in the aggregate, will own approximately 66.8% of our outstanding ordinary shares and 79.7% of our aggregate voting power (assuming no exercise of the underwriters’ option to purchase additional shares), based on an assumed initial public offering price of $4.00 per share. Furthermore, many of our current directors were appointed by our principal shareholders. As a result, such persons or their appointees to our board of directors, acting together, will have the ability to control or significantly influence all matters submitted to our board of directors or shareholders for approval, including the appointment of our management, the election and removal of directors and approval of any significant transaction, as well as our management and business affairs. In addition, if any of our executive officers, directors and greater than 5% shareholders purchase shares in this offering, or if any of our other current investors purchase shares in this offering and become greater than 5% shareholders as a result, the ability of such persons, acting together, to control or significantly influence such matters will increase. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of our business, even if such a transaction would benefit other shareholders.

In making your investment decision, you should understand that we have not authorized any other party to provide you with information concerning this registration or us.

You should carefully evaluate all of the information in this prospectus. We have in the past received, and may continue to receive, media coverage, including coverage that is not directly attributable to statements made by our officers or employees, that incorrectly reports on statements made by our officers or employees or that is misleading as a result of omitting information provided by us, our officers, or our employees. We have not authorized any other party to provide you with information concerning this registration or us.

We have not paid cash dividends in the past and do not expect to pay dividends in the future. Any return on investment may be limited to the value of our Class A ordinary shares.

We have never paid cash dividends on our Class A ordinary shares and do not anticipate doing so in the foreseeable future. The payment of dividends on our Class A ordinary shares will depend on earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant. If we do not pay dividends, our Class A ordinary shares may be less valuable because a return on your investment will only occur if our share price appreciates.

We are an “emerging growth company,” and we cannot be certain if the reduced reporting and disclosure requirements applicable to emerging growth companies will make our Class A ordinary shares less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions and relief from various reporting requirements that are applicable to other public companies that are not “emerging growth companies.” In particular, while we are an “emerging growth company,” we will not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act; we will be exempt from any rules that could be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on financial statements; we will be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and we will not be required to hold non-binding advisory votes on executive compensation or shareholder approval of any golden parachute payments not previously approved.

We may be an “emerging growth company” until the fiscal year-end following the fifth anniversary of the completion of this listing, though we may cease to be an “emerging growth company” earlier under certain circumstances, including if (i) we have more than $1.235 billion in annual revenue in any fiscal year, (ii) the market value of Class A ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of the most recently completed second fiscal quarter, or (iii) we issue more than $1.0 billion of non-convertible debt over a three-year period.

The exact implications of the JOBS Act are subject to interpretation and guidance by the SEC and other regulatory agencies, and we cannot assure that we will be able to take advantage of all of the benefits of the JOBS Act. In addition, investors may find our Class A ordinary shares less attractive to the extent we rely on the exemptions and relief granted by the JOBS Act. If some investors find our Class A ordinary shares less attractive as a result, there may be a less active trading market for our Class A ordinary shares and our share price may decline or become more volatile. Furthermore, our costs of operating as a public company may increase when we cease to be an “emerging growth company.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business.” Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•        our dependence on the development, update, upgrade and innovations of service offerings in the Web3 ecosystem on a timely basis;

•        our dependence on growth in the demand for our services;

•        our ability to attract and retain customers;

•        our ability to build stable and healthy relationships with our business partners;

•        our ability to compete effectively;

•        our ability to successfully manage our business expansion in response to changing industry and market conditions;

•        implementation of our expansion plans and our ability to obtain capital resources for our planned growth;

•        our dependence on key personnel;

•        our ability to expand into new businesses and industries, and to undertake mergers, acquisitions, investments or divestments;

•        the effect of the underwriters’ stabilization activity or the exercise by the underwriters of their over-allotment option;

•        changes in technology and competing products and services;

•        general economic and political conditions, including those related to the Web3 ecosystem;

•        possible disruptions in commercial activities caused by events such as natural disasters, terrorist activities;

•        fluctuations in foreign currency exchange rates; and

•        other factors in the “Risk Factors” section in this prospectus.

These forward-looking statements are subject to various and significant risks and uncertainties, including those which are beyond our control. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should thoroughly read this prospectus and the documents that we refer to herein with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements. We disclaim any obligation to update our forward-looking statements, except as required by law.

This prospectus includes statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. Statistical data in these publications also include projections based on a number of assumptions.

In addition, the new and rapidly changing nature of the optical display industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our industry. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately $         million, after deducting estimated underwriting discounts, the non-accountable expense allowance and the estimated offering expenses payable by us, and based upon an assumed initial offering price of $         per Class A ordinary share (excluding any exercise of the underwriters’ over-allotment option). A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by approximately $         million, after deducting the estimated underwriting discounts, non-accountable expense allowance and estimated aggregate offering expenses payable by us and assuming no change to the number of Class A ordinary share offered by us as set forth on the cover page of this prospectus.

We intend to use the proceeds of this offering as follows:

•        30%, for business expansion and exploring new markets, including but not limited to the development and launch of new products/services, entry into new geographical markets, establishment or expansion of sales channels, and marketing & promotional activities.

•        30%, for daily operating capital needs and the ongoing maintenance of existing business operations, including replenishment of working capital, payments to suppliers, employee salaries and benefits, rent and office expenses, as well as equipment maintenance and upgrades for current business activities.

•        40%, for general corporate and other working capital purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. See section entitled “Risk Factors — Risks Related to Our Class A Ordinary Shares and This Offering — You must rely on the judgment of our management as to the use of the net proceeds from this offering, and such use may not produce income or increase our share price.”

DIVIDEND POLICY

Subject to the provisions of the Companies Act and any rights attaching to any class or classes of shares under and in accordance with our amended and restated memorandum and articles of association, as amended from time to time, our board of directors has discretion regarding whether to declare or pay dividends or distributions out of our funds which are lawfully available for that purpose. In addition, our shareholders may by ordinary resolution declare a dividend, provided that no dividend may exceed the amount recommended by our directors. Subject to the requirements of the Companies Act regarding the application of a company’s share premium account, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie. Unless provided by the rights attached to a share, no dividend shall bear interest. All dividends are subject to certain restrictions under Cayman Islands law, namely that a Cayman Islands company may pay a dividend on its shares out of either profit or share premium account, provided that in no circumstances may a dividend be paid if following such payment the company would be unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

As of the date of this prospectus, we have never declared or paid cash dividends on our shares. We currently do not have any plans to pay cash dividends. Rather, we currently intend to retain all of our available funds and any future earnings to operate and grow our business.

Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2025 as follows:

•        on an actual basis; and

•        on a pro forma basis to reflect the sale of 6,250,000 Class A ordinary shares in this offering (without exercise of the underwriters’ over-allotment option), at an assumed initial public offering price of $4.00 per share, after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

•        on a pro forma as adjusted basis to reflect the sale of 7,187,500 Class A ordinary shares in this offering (with full exercise of the underwriter’s over-allotment option), at an assumed initial public offering price of $4.00 per share, after deducting the underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

We will have a dual-class share structure immediately before the completion of this offering such that our ordinary shares consist of Class A ordinary shares and Class B ordinary shares. As of the date of this prospectus, 25,000,000 ordinary shares are issued and outstanding. See “Description of Share Capital — Ordinary Shares” for more information.

The adjustments reflected below are subject to change and are based upon available information and certain assumptions that we believe are reasonable. Total shareholders’ equity and total capitalization following the completion of this offering are subject to adjustment based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this capitalization table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	As of December 31, 2025
	Actual		Pro Forma with No Exercise of Over-Allotment		Pro Forma As Adjusted with Full Exercise of Over-Allotment Option
	HK$	US$	HK$	US$	HK$	US$
Cash in banks	19,471,942	2,501,759	189,303,149	24,321,708	216,155,534	27,771,708
Debt
Operating lease liabilities – current	1,239,375	159,235	1,239,375	159,235	1,239,375	159,235
Operating lease liabilities, non-current	542,889	69,750	542,889	69,750	542,889	69,750

Shareholders’ Equity
Class A Ordinary shares (450,000,000 shares authorized, par value $0.0001 per share; 23,956,104 shares issued and outstanding as of December 31, 2025; 30,206,104 shares issued and outstanding (on a pro forma basis), and 31,143,604 shares issued and outstanding (on a pro forma as adjusted basis), respectively)	2,532	325	3,018	388	3,091	397

	As of December 31, 2025
	Actual		Pro Forma with No Exercise of Over-Allotment		Pro Forma As Adjusted with Full Exercise of Over-Allotment Option
	HK$	US$	HK$	US$	HK$	US$
Class B Ordinary shares (5,000,000 shares authorized, par value $0.0001 per share, 1,043,896 shares issued and outstanding as of December 31, 2025)	110	14	110	14	110	14
Additional paid-in capital	25,287,121	3,248,895	195,117,842	25,068,781	221,970,154	28,518,772
Retained earnings	8,249,221	1,059,862	8,249,221	1,059,862	8,249,221	1,059,862
Total shareholders’ equity	33,538,984	4,309,096	203,370,191	26,129,045	230,222,576	29,579,044
Total capitalization	35,321,248	4,538,081	205,152,455	26,358,030	232,004,840	29,808,029

DILUTION

If you invest in our Class A ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share after the offering. Dilution results from the fact that the per Class A ordinary share offering price is substantially in excess of the book value per ordinary share attributable to the existing shareholders for our presently outstanding ordinary shares. Our pro forma net tangible book value attributable to shareholders at December 31, 2025 was HK$1.34 (US$0.17) per ordinary share. Net tangible book value per ordinary share as of December 31, 2025 represents the amount of total assets less intangible assets and total liabilities, divided by the number of ordinary shares outstanding.

We will have 30,206,104 Class A ordinary shares outstanding upon completion of the offering or 31,143,604 Class A ordinary shares assuming the full exercise of the underwriters’ over-allotment option based on the assumed offering price of $4.00 per Class A ordinary share. We will have 1,043,896 Class B ordinary shares outstanding upon completion of this offering. Our post offering pro forma, as adjusted net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after December 31, 2025, will be approximately $26.1 million or $0.84 per ordinary share. This would result in dilution to investors in this offering of approximately $3.16 per ordinary share or approximately 79% from the assumed offering price of $4.00 per Class A ordinary share. Pro-forma net tangible book value per Class A ordinary share would increase to the benefit of present shareholders by $0.67 per share attributable to the purchase of the Class A ordinary shares by investors in this offering.

The following table sets forth the estimated net tangible book value per Class A ordinary share after the offering and the dilution to investors purchasing Class A ordinary shares in the offering.

	Offering Without Over-Allotment	Offering With Over-Allotment
Assumed offering price per Class A ordinary share	$4.00	$4.00
Pro Forma net tangible book value per ordinary share as of December 31, 2025	$0.17	$0.17
Increase per ordinary share attributable to payments by new investors	$0.67	$0.75
Pro forma as adjusted net tangible book value per ordinary share after the offering	$0.84	$0.92
Dilution per ordinary share to New investors	$3.16	$3.08

Assuming the underwriters’ over-allotment option is not exercised, each $1.00 increase (decrease) in the assumed initial public offering price of $4.00 per Class A ordinary share would increase (decrease) the pro forma as adjusted amount of total capitalization by $5.8 million, assuming that the number of Class A ordinary shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting underwriting discounts, non-accountable expense allowance and estimated offering expenses payable by us.

The following tables summarize, on a pro forma as adjusted basis as of December 31, 2025, the differences between existing shareholders and the new investors with respect to the number of Class A ordinary shares purchased from us, the total consideration paid and the average price per Class A ordinary share before deducting the estimated underwriting discounts and the estimated offering expenses payable by us.

	Class A Ordinary Shares Purchased		Total Consideration		Average Price per Class A Ordinary Share
	Number	Percent	Amount	Percent
Existing shareholders	25,000,000	80.00%	$3,249,234	12.00%	$0.13
New investors	6,250,000	20.00%	$25,000,000	88.00%	$4.00
Total	31,250,000	100.00%	$28,249,234	100.00%	$0.90

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Class A ordinary shares and other terms of this offering determined at the pricing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We are incorporated in the Cayman Islands to take advantage of certain benefits associated with being a Cayman Islands exempted company, such as:

•        political and economic stability;

•        an effective judicial system;

•        a favorable tax system;

•        the absence of exchange control or currency restrictions; and

•        the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•        the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors as compared to the United States; and

•        Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated. Currently, substantially all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our directors, director nominees and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. Specifically, all of our directors, director nominees and officers primarily reside in Hong Kong. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, and liabilities.

We have appointed Puglisi & Associates, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Appleby, our counsel as to Cayman Islands law, and Patrick Mak & Tse, our counsel as to Hong Kong Law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and Hong Kong, respectively, would:

•        recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•        entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Enforcement of Judgments/Enforcement of Civil Liabilities

We have been advised by our Cayman Islands legal counsel, Appleby, that the courts of the Cayman Islands are unlikely (i) to recognize or enforce judgments of courts of the United States obtained against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or any State; and (ii) in original actions brought in the Cayman Islands to impose liabilities against us or our directors or officers that are predicated upon the civil liability provisions of the securities laws of the United States or the securities laws of any state in the United States, so far as the liabilities imposed by those provisions are penal in nature. In those circumstances, although there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments obtained in the United States, the courts of the Cayman Islands will recognize and enforce a foreign money judgment of a foreign court of competent jurisdiction without retrial on the merits based on the principle that a judgment of a competent foreign court imposes upon the judgment debtor an obligation to pay the sum for which judgment has been given provided certain conditions are met. For a foreign judgment to be enforced in the Cayman Islands, such judgment must be final and conclusive given by a court of competent jurisdiction (the courts of the Cayman Islands will apply the rules of Cayman Islands private international law to determine whether the foreign court is a court of competent jurisdiction), and must not be in respect of taxes or a fine or penalty, inconsistent with a Cayman Islands judgment in respect of the same matter, impeachable on the grounds of fraud or obtained in a manner, and or be of a kind the enforcement of which is, contrary to natural justice or the public policy of the Cayman Islands. A Cayman Islands Court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Hong Kong

Service of process upon Hong Kong-based entities or individuals may be difficult to obtain within the U.S. There is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States.

CORPORATE HISTORY AND STRUCTURE

Web3Labs Global Inc. is a Cayman Islands exempted company incorporated on September 30, 2025. Structured as a holding company with no material operations, Web3Labs conducts its operations in Hong Kong through Web3Labs Hong Kong, the wholly owned subsidiary of Web3Labs.

Web3Labs Global (BVI) Inc. (“Web3Labs BVI”), incorporated on September 30, 2025 under the laws of BVI, is our wholly-owned subsidiary in BVI and a holding company with no business operations. Web3Labs BVI owns all of the equity interest of Web3hub, a limited company incorporated on March 3, 2017.

The chart below shows our corporate structure as of the date of this prospectus:

Web3hub was formed under the laws of Hong Kong on March 3, 2017 under the name Hong Kong Media and Film Arts Group Limited. Web3hub subsequently changed its name to Goldford Fintech Holdings Limited on October 25, 2017, and further changed its name to Web3hub Global Company Limited on April 18, 2023. Our operations are primarily conducted by Web3hub in Hong Kong.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors”. All amounts included herein with respect to the fiscal years ended June 30, 2024 and 2025 are derived from our audited consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.

Overview

We aim to create a Web3 entrepreneurial platform through diverse services, investment acceleration, and technical collaboration.

We are an innovative Hong Kong-based Web3 service provider dedicated to empowering enterprises including start-ups in the blockchain space through comprehensive, tailored support. Web3 ecosystem refers to industries focused on the decentralized evolution of the internet, powered by blockchain technology, enabling user-owned data, peer-to-peer transactions, and trustless systems without intermediaries. We seek to promote the adoption of and commercialization of decentralized solutions by facilitating a robust ecosystem of resources, expertise, and opportunities. Since our inception, we have supported many enterprises in Web3 including many start-ups with incubation, consultation and operational services, and are working to establish an active presence through regional hubs in Asia. By fostering innovation, collaboration, and compliance, we seek to serve as a catalyst for the growth of the blockchain industry in Asia, helping enterprises transform forward-thinking ideas into scalable realities.

Our comprehensive service offerings in the Web3 ecosystem primarily include (i) strategic consulting services (such as producing feasibility reports and consultation regarding business models in the Web3 industry), (ii) acceleration program management services, where we bridge early-stage companies to blockchain infrastructures, bolstering companies’ development in their applications including decentralized solutions and their commercialization through token generation events and market integration, and (iii) general business services including marketing, market research and other business consulting services provided to third-party startup entities (such as market trend analysis and marketing strategy support, coordination of collaboration opportunities, which serve to facilitate such early-stage companies in accessing infrastructure, industry resources, and applicable policies). We provide companies with services from the formation of a start-up through later stages of corporate development, and we are dedicated to helping companies establish their presence in Hong Kong. As of the date of this prospectus, we have established relationships with public blockchains (a decentralized and open network that allows anyone to participate, read, and write data without requiring permission from a central authority) and an affiliate of another public blockchain in the Web3 ecosystem, including Neo, Zetrix, Ton, Mango, and Plume.

In addition, we aim to create a dynamic ecosystem that connects enterprises, investors, and regulators through venues including policy forums (such as the co-hosted real-world assets (“RWA”) policy forum) and advisory reports, aiming to promote the integration of decentralized technologies with traditional industries. This vision drives our efforts to foster sustainable growth and global connectivity for Web3 enterprises.

In the face of global technological competition in the cryptocurrency ecosystem, we strive to stay at the forefront of the market and have a deep understanding of the needs and challenges of entrepreneurs in the Web3 ecosystem. We are dedicated to facilitating a legitimate, comprehensive, professional, and in-depth entrepreneurial environment in the Web3 economy.

Recent Developments

We held GWDC 2026 (Global Web3 Developer Conference 2026) at Cyberport in Hong Kong from February 7 to 9, 2026, as a developer-oriented Web3 event. CWDC 2026 attracted various teams and developers from several countries and regions. The event focused on tracks including RWA asset tokenization, AI×Web3, PayFi, account abstraction, and high-performance protocols, with participants building deployable prototypes on testnets under expert guidance. Several teams advanced to the finals, with the winning team selected to join our incubation program and to receive technical, capital, and market support to advance ecosystem infrastructure development.

GWDC 2026 received coverage from multiple media outlets, resulting in increased ecosystem visibility, more potential collaboration opportunities, and strengthened overall market positioning. We realized revenue in hosting the event and expect to organize such event as our signature brand event, with plans to continue hosting it in Hong Kong and other locations.

Operating Results

Key Factors that Affect Operating Results

Ability to Grow Existing Revenue Streams

We have built and developed our operations in incubation, business consulting and advisory services in the Web3 ecosystem, constituting a steady foundation of our current revenue streams. Our financial performance will depend on our continued efforts to expand the market presence of our services in incubation, business consulting and advisory services, in particular the Global Acceleration Program, our flagship incubation programs tailored for companies engaged in blockchain technology and development, as well as our further expansion into international markets. To drive growth of our incubation, business consulting and advisory services, we have sought to leverage technological advancements, optimize pricing strategies, enhance customer experiences and expand our market reach through strategic collaborations.

Ability to Develop and Grow Future Revenue Streams

Our future growth and financial performance may largely depend on our Global Acceleration Program and other similar programs that we may develop from time to time, which is the main business line that we are currently investing in for development and expansion. Our revenue from the Global Acceleration Program largely depends on (i) the number of strategic partnerships that we can build with public blockchains and (ii) number of the Program Participants and their future success and becoming our clients for our strategic consulting and general business services. We have invested consistently in enhancing and developing our Global Acceleration Program and other programs that we may develop from time to time (such as the RWA Bridge Program) and engaging sales and marketing efforts to increase the number of partnerships with public blockchains, companies and other organizations or individuals in the Web3 ecosystem, so as to build and enlarge the customer base using our services. We have established strategic partnerships with public blockchains, provided services to many Program Participants in the program, and turned many Program Participants into our customers with our Web 3.0 general business services, introducing a continuous customer base for cross-sale opportunities. The key to continue growing our revenue is to further strengthen our services in the Global Acceleration Program and our strategic consulting and general business services, developing a comprehensive service offering so as to further attract clients and boost clients’ continued engagement with our various service lines. We intend to draw on and continue investing in our accumulated customer insights and effective sales and marketing strategies to engage more customers and achieve faster expansion into international markets.

Ability to Secure Strategic Collaborations and Participate in the Web3 Ecosystem

We offer comprehensive services in incubation and business consulting in the Web3 ecosystem, and we believe the synergy that our business lines can create will generate continued sources of income for us. We seek to continue investing into, and further developing, our relationships with the various stakeholders in the Web3. ecosystem, with an emphasis on our strategic relationship with the public blockchains that we have built relationships with and broader investor community in the Web3 ecosystem. Our proactive efforts to enter into business collaborations have allowed us to rapidly grow our service offerings and to advance the development and launch of various new services in our pipeline, and we expect it will continue to affect the growth of our user base. In particular, our service offering for the Global Acceleration Program, through which we integrate capabilities of various public blockchains and other blockchain economy participants, aims to upgrade the current framework for incubation and start-ups to the Web3 ecosystem. On the other hand, there are also risks inherent in our cooperation with business collaborators and third parties that may negatively affect our performance results. See also “Risk Factors — Risks Related to Third Parties — We have in the past, and may in the future, enter into collaborations, or strategic alliances with third parties. If we are unsuccessful in establishing or maintaining strategic relationships with these third parties or if these third parties fail to deliver certain operational services, our business, operating results, and financial condition could be adversely affected.”

Expansion of Consulting Services for Real-World Asset Tokenization (RWA)

We plan to enhance our professional consulting services in the RWA sector, particularly targeting the integration of assets such as real estate, art, and commodities into blockchain frameworks. We have launched our RWA Bridge Program with Plume in July 2025 and commenced the program with participants since then. Through collaborations with public blockchains and fintech companies, we plan to provide tailored compliance consulting and resource connection solutions to assist clients in transforming physical assets into tradable digital assets. We believe this initiative will attract traditional enterprises seeking blockchain solutions, expanding our client base and creating new revenue streams.

Strengthening Resource Connections with Global Blockchain Ecosystem Participants

We will further develop strategic partnerships with key participants in the global blockchain ecosystem, including public blockchains, industry organizations, and business partners. We focus on facilitating resource connections through our Global Acceleration Program, enabling clients to connect with blockchain projects, industry experts, and market participants to support their market entry and business expansion. We believe this strategy will help increase the success rate of our Program Participants and enhance the likelihood of converting them into long-term clients for our business consulting services, thereby driving revenue growth.

Enhancing Event Organization and Brand Promotion Capabilities

We plan to strengthen our event organization services, such as hosting Web3 summits, technical workshops, and industry networking events, to boost brand visibility and market influence, further enhancing the synergy that our comprehensive service offerings seeking to create. Through collaborations with global blockchain communities, we believe these events will facilitate connections among clients, partners, organizations and other stakeholders in the Web3 Ecosystem to better channel exchange of ideas while creating opportunities for referral business. We believe this will enhance our market competitiveness and provide sustained value to clients through diversified service lines, further supporting revenue growth.

Material changes in balance sheet items

Deferred Offering Costs

As of December 31, 2025, we capitalized HK$3.3 million of deferred offering costs, representing incremental direct third-party costs incurred for this offering, accounted for under ASC 340-10-S99-1 and SAB Topic 5.A. Upon the successful completion of this offering, capitalized costs will be netted against the proceeds from this offering as a reduction to additional paid-in capital. If this offering is abandoned or deemed no longer probable, all capitalized costs will be immediately expensed in full in the period of determination, which may materially impact our operating results and liquidity. We cannot assure this offering will be completed on the expected timeline or at all.

Digital Assets

(i)     Portfolio Composition Shift

During the six months ended December 31, 2025, we executed a strategic shift in our digital asset portfolio composition. As of June 30, 2025, the portfolio was predominantly comprised of fiat-backed stablecoins with minimal price volatility relative to the U.S. Dollar. In the second half of 2025, we adjusted the portfolio to include volatile crypto assets, including Ethereum (ETH) and Bitcoin Cash (BCH). For the six months ended December 31, 2025, the fair value change of these volatile crypto assets was de minimis.

(ii)    Risk Exposure to Crypto Price Volatility

Our holdings of volatile crypto assets expose us to market risk from inherent price fluctuations, which may be materially impacted by factors outside our control, including global regulatory developments, macroeconomic conditions, market liquidity, investor sentiment and cybersecurity risks. For the six months ended December 31, 2025, the fair value change of these assets was de minimis, therefore changes in their fair value for the six months ended December 31, 2025 had no material impact on our consolidated results of operations. However, any future increase in our holdings of volatile crypto assets, or extreme adverse movements in crypto asset prices, could result in material impacts to our results of operations, financial condition and cash flows in future periods.

Accounts Receivable

As of December 31, 2025, accounts receivable totaled HK$2.3 million, representing a 193.6% increase (HK$1.5 million) from the HK$0.8 million balance as of June 30, 2025.

The material increase was driven by 3 new customer contracts entered into in the second half of 2025, which use a post-performance payment model (we fulfill contractual obligations first, with payment due upon service completion). Revenue from these 3 customers was concentrated in the first half of 2025, with the full corresponding receivables outstanding as of December 31, 2025.

We performed a targeted credit risk assessment of these receivables and determined the related credit risk was controllable as of the balance sheet date, based on the customers’ sound credit profiles and no prior payment default history. Subsequent to the balance sheet date, the full outstanding balance from these 3 customers was collected in full in early 2026.

Key Components of Our Results of Operation

Revenue

We derive revenue from five sources: (i) Web 3.0 strategic consulting services, (ii) Web 3.0 acceleration program management services, (iii) Web 3.0 general business services, (iv) event organization services and (v) referral business services and others.

Web 3.0 Strategic Consulting Services

We generate revenue primarily from service agreements related to our Web 3.0 strategic consulting services. Our strategic consulting services provided to mature Web3 enterprises and institutions encompass a full suite of advisory solutions, including market research and feasibility reports based on industry data and expert analysis; compliance and establishment support to navigate evolving digital asset regulations; and public relations and market expansion through customized marketing campaigns, media initiatives, and event organization across sectors like DeFi, non-fungible tokens (“NFTs”).

Revenue from these services is recognized over time using a straight-line method over the contractual service period, as this best depicts the pattern in which the customer simultaneously receives and consumes the benefits of our stand-ready obligations.

Web 3.0 Acceleration Program Management Services

Revenue from our Web 3.0 acceleration program management services is derived from strategic partnership agreements with blockchain technology customers (the “Program Partners”), where we provide integrated program facilitation, promotion, and support services. We generate this revenue primarily by managing the Global Acceleration Programs, our flagship incubation initiatives co-operated with public blockchains. The program’s core objective is to drive adoption and utility for the Program Partner’s underlying blockchain network. To achieve this objective, we equip Program Participants (early-stage companies) with resources — including financial grants, tailored mentorship, and extensive ecosystem resources — to expedite the integration and commercialization of new decentralized applications onto the Program Partner’s blockchain.

Revenue from these services is recognized at a point in time, specifically upon confirmation of the complete delivery of our integrated service package by the Program Partners (our blockchain technology customers).

Web 3.0 General Business Services

Revenue from our Web 3.0 general business services is derived primarily from providing ongoing marketing, market research and other business consulting services to third-party startup entities. These services include, but are not limited to, market trend analysis and marketing strategy support, coordination of collaboration opportunities and networking services, risk assessment support, corporate consulting and strategic planning, which serve to facilitate third-party startups in accessing infrastructure, industry resources, and applicable policies.

Revenue from these services is recognized over time as the continuous support benefits are provided.

Event Organization Services

Revenue from our event organization services is comprised of fees from service agreements related to event production and execution management, primarily serving Web3 companies, developers, students, and industry professionals by organizing events that attract public chains, investors, and ecosystem stakeholders. We organize a variety of online and offline events — including Demo Days, hackathons, and industry conferences — including a wide range of topics such as RWA and AI integration. Additionally, we also provide execution services for large-scale, non-recurring projects, which, while not always within our core Web3 focus, may still integrate or involve blockchain-related components or initiatives.

Revenue from these services is recognized over time based on a straight-line basis, which reflects the pattern of performance as the full scope of event production services are rendered uniformly throughout the contract duration.

Referral business services and others

Revenue from our referral business services and other related services mainly consists of referral services provided to event hosts, assisting them in obtaining certain sponsorships as well as other business-related services (e.g., business registration services).

Revenue from these services is recognized at a point in time when the customer successfully receives the referred sponsorship.

Cost of Revenue

Our cost of revenue primarily consists of cost related to (i) Web 3.0 strategic consulting services, (ii) Web 3.0 acceleration program management services, (iii) Web 3.0 general business services, (iv) event organization services and (v) referral business services and others.

Operating Expenses

Our selling, general and administrative expenses primarily consist of (i) payroll expenses, (ii) office and utilities expenses, (iii) entertainment and travelling expenses (iv) sponsorship expenses, (v) rental expenses, (vi) depreciation expenses and (vii) other expenses related to selling and general corporate functions.

Total Other income, net

Our other income, net, primarily consists of other income derived from change in fair value of digital assets, realized gain on digital assets, gain from crypto investment receivable and other infrequent non-operating income and expenses.

Interest income, net

Our interest income, net primarily consists of interest income from bank deposits, partially offset by miscellaneous bank charges.

Change in fair value of digital assets

Change in fair value of digital assets is measured using fair value in accordance with our accounting policies, including mark-to-market on applicable digital intangible assets for the periods starting on or after July 1, 2023 when we adopted ASU 2023-08.

Realized gain from digital assets

Realized gain from digital assets represents the realized gain recognized at the time of disposition, calculated as the difference between the proceeds received and the assets’ costs.

Gain from crypto investment receivable

Gain from crypto investment receivable represents the realized gains and unrealized fair value changes attributable to our cryptocurrency investments held in the designated account at OSL exchange, a HK-licensed crypto-exchange. Kit Chong Ng executes the investment decisions, this gain recognition is directly linked to our retained ownership interest and our ability to redeem the assets upon notice. See also “Business — Material Contracts — Investment Operation Agreement No. 1 and No.2.”

Taxation

Cayman Islands

The Company incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Act of the Cayman Islands and accordingly, are exempted from Cayman Islands income tax. As such, the Company is not subject to tax on either income or capital gain. In addition, no withholding tax is imposed upon any payments of dividends by subsidiaries to the Company.

British Virgin Islands

Web3Labs BVI, our subsidiary established in the British Virgin Islands, is subject to the current laws of the British Virgin Islands and is not subject to income or capital gains tax. In addition, upon payments of dividends by Web3Labs BVI to its shareholders, no British Virgin Islands withholding tax will be imposed.

Hong Kong

Web3hub, the only operating subsidiary of our company, is registered in Hong Kong and is subject to Hong Kong profits tax on taxable income. Under the two-tiered profits tax regime effective April 1, 2018, the first HK$2 million of assessable profits is taxed at 8.25%, with profits above that amount taxed at 16.5%. Changes in tax laws or our taxable income levels could impact on our future tax obligations.

Results of Operations

For the years ended June 30, 2024 and 2025

The following table summarizes the results of our operations for the years ended June 30, 2024 and 2025, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Year Ended June 30,					Variance
	2024		2025			Amount	%
	HK$	%	HK$	US$	%	HK$
Revenue	1,796,091	100.0%	17,285,722	2,202,031	100.0%	15,489,631	862.4%
Cost of revenues	(731,945)	-40.8%	(6,674,383)	(850,251)	-38.6%	(5,942,438)	811.9%
Gross profit	1,064,146	59.2%	10,611,339	1,351,780	61.4%	9,547,193	897.2%
Operating expenses
Selling, general and administrative expenses	(1,047,266)	-58.3%	(4,082,951)	(520,128)	-23.6%	(3,035,685)	289.9%
Total operating expenses	(1,047,266)	-58.3%	(4,082,951)	(520,128)	-23.6%	(3,035,685)	289.9%
Operating profit	16,880	0.9%	6,528,388	831,652	37.8%	6,511,508	38575.3%
Total other incomes, net	761,797	42.4%	1,532,131	195,178	8.9%	770,334	101.1%
Profit before income tax expense	778,677	43.3%	8,060,519	1,026,830	46.7%	7,281,842	935.2%
Income tax expenses	(52,528)	-2.9%	(1,129,762)	(143,921)	-6.6%	(1,077,234)	2050.8%
Net profit	726,149	40.4%	6,930,757	882,909	40.1%	6,204,608	854.5%

Year ended June 30, 2025 compared to year ended June 30, 2024

Revenue

The table below sets forth the breakdown and variance of our revenue for the periods indicated:

	For the years ended June 30,					Variance
	2024		2025			2025
	HK$	%	HK$	US$	%	HK$	%
Web 3.0 strategic consulting services	1,156,756	64.4%	6,191,556	788,743	35.8%	5,034,800	435.3%
Web 3.0 acceleration program management services	—	—	3,666,000	467,012	21.2%	3,666,000	N/A
Web 3.0 general business services	—	—	2,701,749	344,176	15.6%	2,701,749	N/A
Event organization services	130,000	7.2%	4,671,807	595,143	27.0%	4,541,807	3,493.7%
Referral business services and others	509,335	28.4%	54,610	6,957	0.4%	(454,725)	-89.3%
Total revenue	1,796,091	100.0%	17,285,722	2,202,031	100.0%	15,489,631	862.4%

Our revenue increased from HK$1.8 million for the year ended June 30, 2024 to HK$17.3 million (US$2.2 million) for the year ended June 30, 2025. This increase was driven by the expansion of our business operations across our four principal revenue streams as follows:

Web 3.0 Strategic Consulting Services

Revenue from our Web 3.0 strategic consulting services increased by approximately HK$5.0 million or 435.3%, from approximately HK$1.2 million for the year ended June 30, 2024 to HK$6.2 million (US$0.8 million) for the year ended June 30, 2025. The increase in Web 3.0 strategic consulting services revenue was mainly due to (i) the completion of more consulting services in fiscal year ended June 30, 2025 as compared to June 30, 2024 driven by a mix of factors, including intensified targeted marketing, our participation in industry conferences, a more friendly regulatory environment in Hong Kong and globally (such as clearer regulations which ease client hesitation), and (ii) that we recognized revenue from certain significant new contracts in the fiscal year ended June 30, 2025. In generally in the fiscal year ended June 30, 2025, we believe our management and business became more well-received among the stakeholders in the Web3 ecosystem, and there was a general rising investor interest in Web 3 ecosystem spurred more companies and organizations to invest and participate in ventures in the Web3 ecosystem.

Web 3.0 Acceleration Program Management Services

Revenue from our Web 3.0 acceleration program management services increased by HK$3.7 million, from nil for the year ended June 30, 2024 to HK$3.7 million (US$0.5 million) for the year ended June 30, 2025. The increase in revenue from acceleration program operations was mainly due to the launch of our Global Acceleration Program, which started generating revenue as a new business initiative for the year ended June 30, 2025. This revenue is derived from our Global Acceleration Programs. Given the success in launching this standardized incubation service package and securing strategic partnership agreements with a total of nine Program Partners as of December 31, 2025, we anticipate that Acceleration Program revenue will continue to be a main component of our overall business with potential for growth in future periods.

Web 3.0 General Business Services

Revenue from our Web 3.0 general business services increased by HK$2.7 million, from nil for the year ended June 30, 2024 to HK$2.7 million (US$0.3 million) for the year ended June 30, 2025. This revenue stream began generating revenue in the fiscal year ended June 30, 2025. The growth resulted from our success in growing and supporting a diverse client base, including both Program Participants transitioning into ongoing enterprise clients and new third-party clients acquired through marketing efforts. Leveraging on our comprehensive business lines, we observe and continue building a synergistic effect, as the success and increased market exposure of our acceleration program business provided publicity and market exposure, constantly creating potential customer base and driving demand for our general business services.

Event Organization Services

Revenue from our event organization services increased by approximately HK$4.5 million or 3,493.7%, from approximately HK$0.1 million for the year ended June 30, 2024 to approximately HK$4.7 million (US$0.6 million) for the year ended June 30, 2025. The increase of revenue from event organization services was primarily driven by two factors: (i) the expansion of our regular Web3 event portfolio, including but not limited to Demo Days, hackathons, and industry conferences, which involve comprehensive management by our team of the entire event lifecycle and (ii) the execution of large-scale, non-recurring events outside our typical Web3 focus. Specifically, the successful execution of these large, non-recurring projects, such as the Miss Universe event in Hong Kong during the fiscal year ended June 30, 2025, accounted for a significant portion of this expansion. However, such event may not continue recurring. For those non-recurring events outside our typical Web3 focus, we typically provide, among others, event management, logistics, and catering services.

Referral Business Services and Others

Revenue from referral business services and others decreased by HK$0.5 million or 89.3%, from approximately HK$0.5 million for the year ended June 30, 2024 to approximately HK$55 thousand (US$7 thousand) for the year ended June 30, 2025. This decrease was mainly due to our reallocating resources to support our Web 3.0 strategic consulting services, acceleration program management services and general business services lines. Consequently, sponsorship referred and secured outcomes for this standalone referral business services were reduced, as we did not intend for this service to be a primary future revenue driver.

Cost of Revenue

The table below sets forth the breakdown of our costs in respect of revenue for the periods indicated:

	For the Year Ended June 30,					Variance
	2024		2025			Amount	%
	HK$	%	HK$	US$	%	HK$	%
Costs related to Web3.0 strategic consulting services	440,030	60.1%	1,110,468	141,463	16.6%	670,438	152.4%
Costs related to Web 3.0 acceleration program management services	—	—	1,942,541	247,461	29.2%	1,942,541	N/A
Costs related to Web 3.0 general business services	—	—	161,279	20,545	2.4%	161,279	N/A
Costs related to Event organization services	99,183	13.6%	3,420,532	435,742	51.2%	3,321,349	3348.7%
Costs related to Referral services and others	192,732	26.3%	39,563	5,040	0.6%	(153,169)	-79.5%
Total	731,945	100.0%	6,674,383	850,251	100.0%	5,942,438	811.9%

For the year ended June 30, 2025, our total costs were approximately HK$6.7 million (US$0.9 million) as compared to approximately HK$0.7 million for the year ended June 30, 2024.

Costs related to Web 3.0 Strategic Consulting Services

Our costs related to Web 3.0 strategic consulting services were approximately HK$1.1 million (US$ 0.1 million) for the year ended June 30, 2025, representing an increase of approximately HK$0.7 million or 152.4%, from approximately HK$0.4 million for the year ended June 30, 2024. The increase in costs of services was mainly due to increased revenue from recognized Web 3.0 related services in the fiscal year ended June 30, 2025 as compared to fiscal year ended

June 30, 2024. The lower costs increase relative to the substantial revenue growth was due to the knowledge-intensive nature of the strategic consulting services, where our specialized experience enables revenue to expand significantly faster than the associated incremental consulting project costs.

Costs related to Web 3.0 Acceleration Program Management Services

Our costs related to Web 3.0 acceleration program management services were approximately HK$1.9 million (US$0.2 million) for the year ended June 30, 2025, representing an increase of approximately HK$1.9 million, from nil for the year ended June 30, 2024. The increase in costs of services was mainly due to our commencement in generating revenue from recognized Web 3.0 acceleration program management services in fiscal year ended June 30, 2025. Similar to our strategic consulting services and general business services, personnel costs are the primary expenses under this business line because of the knowledge-intensive nature of the management service.

Costs related to Web 3.0 General Business Services

Our costs related to Web 3.0 general business services were approximately HK$0.2 million (US$21 thousand) for the year ended June 30, 2025, representing an increase of approximately HK$0.2 million, from nil for the year ended June 30, 2024. The increase in costs of services was mainly due to our commencement in generating revenue from recognized Web 3.0 acceleration program management service in fiscal year ended June 30, 2025. Similar to our acceleration program management services and strategic consulting services, personnel costs are the primary expenses under this business line because of the knowledge-intensive nature of the management service.

Costs related to Event Organization Services

Our costs related to event organization services were approximately HK$3.4 million (US$0.4 million) for the year ended June 30, 2025, representing an increase of approximately HK$3.3 million or 3348.7%, from approximately HK$0.1 million for the year ended June 30, 2024. Event-related costs increase mainly stemmed from the expansion of the numbers of events provided during the period, in line with the rate of growth of our revenue in this business line.

Costs related to Referral Business Services and Others

Our costs related to referral business services and others were approximately HK$40 thousand (US$5 thousand) for the year ended June 30, 2025, representing a decrease of approximately HK$0.2 million or 79.5%, from HK$0.2 million for the year ended June 30, 2024. The decrease in our costs was mainly due to our relocating resources to other business lines in the fiscal year ended June 30, 2025.

Gross profit

Our gross profit equals our revenue less our cost of revenue. Our gross profit is primarily affected by our ability to generate revenue and the fluctuation of our cost. Our gross profit increased by approximately HK$9.5 million or 897.2% from approximately HK$1.1million for the year ended June 30, 2024 to approximately HK$10.6 million (US$1.4 million) for the year ended June 30, 2025. Gross margin as a percent of overall revenue for the years ended June 30, 2024 and 2025 was approximately 59.2% and 61.4%, respectively. The increase in gross profit can be mainly attributed to the knowledge-intensive nature of our core services and enhanced personnel efficiency realized across the business in fiscal year ended June 30, 2025, which allowed our revenue growth to significantly outpace the increase in associated operating costs.

Operating Expenses

Our selling, general and administrative expenses increased by 289.9% from HK$1.0 million for the year ended June 30, 2024 to HK$4.1 million (US$0.5 million) for the year ended June 30, 2025, primarily due to (i) an increase of HK$1.4 million (US$0.2 million) in payroll expenses as a result of increased headcount of our selling and administrative personnel to strengthen market penetration as well as operation and support expenses to improve internal management efficiency; (ii) an increase of HK$0.8 million (US$0.1 million) in entertainment, travelling, membership fees for certain business associations and related marketing expenses in order to expand sales and markets; (iii) an increase of

HK$0.2 million (US$24 thousand) in internet charge expenses in order to support internal operations; (iv) an increase in depreciation expenses of HK$0.1 million (US$13 thousand) provided for purchasing a vehicle for expanding markets and daily operating activities, and (v) an increase in share-based compensation of HK$0.2 million (US$22 thousand).

Total Other Income, net

Our other income increased by 101.1% from HK$0.8 million for the fiscal year ended June 30, 2024 to HK$1.5 million (US$0.2 million) for the fiscal year ended June 30, 2025, primarily due to an increase of HK$0.4 million in gain from crypto investment receivables, attributable to the increased investment size in the designated crypto-exchange account during the fiscal year ended June 30, 2025. The gain from crypto investment receivables was driven by higher average principal amounts of stablecoin assets transferred into the designated investment account — representing investment in crypto investment from a related party — which grew from approximately HK$0.4 million for the fiscal year ended June 30, 2024 to HK$0.7 million in for the fiscal year ended June 30,2025. Furthermore, significant market-driven fair value appreciation of the underlying digital assets such as BTC in the managed portfolio contributed to the increase.

Income tax expense

Income tax expense increased by approximately HK$1.1 million or 2050.8%, from HK$53 thousand for the fiscal year ended June 30, 2024 to HK$ 1.1million (US$0.1 million) for the fiscal year ended June 30, 2025.

Net Income

As a result of the foregoing, our net income increased by approximately HK$6.2 million, or 854.5%, from approximately HK$0.7 million net income for the fiscal year ended June 30, 2024 to approximately HK$6.9 million (US$0.9 million) for the fiscal year ended June 30, 2025. The increase in net income is attributed to approximately HK$9.5 million increase in gross profit and offset by the HK$3.0 million increase in operating expenses.

For the Six Months Ended December 31, 2024 and 2025

The following table summarizes the results of our operations for the six months ended December 31, 2024 and 2025, respectively, and provides information regarding the dollar and percentage increase or (decrease) during such periods.

	For the Six Months Ended December 31,					Variance
	2024		2025			Amount	%
	HK$	%	HK$	US$	%	HK$
Revenue	7,587,539	100.0%	7,396,589	950,315	100.0%	(190,950)	-2.5%
Cost of revenues	(4,503,159)	-59.3%	(2,036,377)	(261,634)	-27.5%	2,466,782	-54.8%
Gross profit	3,084,380	40.7%	5,360,212	688,681	72.5%	2,275,832	73.8%

Operating expenses
Selling, general and administrative expenses	(1,798,019)	-23.7%	(4,302,475)	(552,783)	58.2%	(2,504,456)	139.3%
Total operating expenses	(1,798,019)	-23.7%	(4,302,475)	(552,783)	58.2%	(2,504,456)	139.3%
Operating profit	1,286,361	17.0%	1,057,737	135,898	14.3%	(228,624)	-17.8%
Total other incomes, net	740,663	9.8%	(174,647)	(22,439)	-2.4%	(915,310)	-123.6%
Profit before income tax expense	2,027,024	26.8%	883,090	113,459	11.9%	(1,143,934)	-56.4%
Income tax expenses	(203,121)	-2.7%	(38,714)	(4,973)	-0.4%	164,407	-80.9%
Net profit	1,823,903	24.1%	844,376	108,486	11.5%	(979,527)	-53.7%

Six Months Ended December 31, 2025 compared to Six Months Ended December 31, 2024

Revenue

The table below sets forth the breakdown and variance of our revenue for the periods indicated:

	For the Six Months Ended December 31,					Variance
	2024		2025			2025
	HK$	%	HK$	US$	%	HK$	%
Web 3.0 strategic consulting services	2,982,929	39.3%	3,811,251	489,670	51.5%	828,322	27.8%
Web 3.0 acceleration program management services	1,170,000	15.4%	547,100	70,291	7.4%	(622,900)	-53.2%
Web 3.0 general business services	—	0.0%	839,906	107,911	11.4%	839,906	N/A
Event organization services	3,380,000	44.5%	2,190,498	281,436	29.6%	(1,189,502)	-35.2%
Referral business services and others	54,610	0.8%	7,834	1,007	0.1%	(46,776)	-85.7%
Total revenue	7,587,539	100.0%	7,396,589	950,315	100.0%	(190,950)	-2.5%

Our revenue decreased from HK$7.6 million for the six months ended December 31, 2024 to HK$7.4 million (US$1.0 million) for the six months ended December 31, 2025. This decrease was driven by the business operations across our four principal revenue streams as follows:

Web 3.0 Strategic Consulting Services

Revenue from our Web 3.0 strategic consulting services increased by approximately HK$0.8 million or 27.8%, from approximately HK$3.0 million for the six months ended December 31, 2024 to HK$3.8 million (US$0.5 million) for the six months ended December 31, 2025. The increase in Web 3.0 strategic consulting services revenue was mainly due to (i) the commencement of more new consulting contracts and ongoing recognition of revenue from long-term service agreements in the six months ended December 31, 2025 as compared to the six months ended December 31, 2024 and (ii) that we recognized revenue from certain significant new contracts in the six months ended December 31, 2025. In general, during the six months ended December 31, 2025, we believe our management and business became more well-received among the stakeholders in the Web3 ecosystem, and there was a general rising investor interest in Web3 ecosystem spurred more companies and organizations to invest and participate in ventures in the Web3 ecosystem.

Web 3.0 Acceleration Program Management Services

Revenue from our Web 3.0 acceleration program management services decreased by HK$0.6 million, from HK$1.2 million for the six months ended December 31, 2024 to HK$0.5 million (US$0.1 million) for the six months ended December 31, 2025. The decrease was primarily attributable to the completion of acceleration programs that were launched during the fiscal year 2025 and the fact that ongoing programs had not yet commenced for the six months ended December 31, 2025, resulting in limited revenue contribution during the period. Given the success in launching this standardized incubation service package and securing strategic partnership agreements with a total of nine Program Partners, we anticipate that Acceleration Program revenue will continue to be a main component of our overall business with potential for growth in future periods.

Web 3.0 General Business Services

Revenue from our Web 3.0 general business services increased by HK$0.8 million, from nil for the six months ended December 31, 2024 to HK$0.8 million (US$0.1 million) for the six months ended December 31, 2025. This revenue stream began generating revenue in the year ended June 30, 2025. The growth resulted from our success in growing and supporting a diverse client base, including both Program Participants transitioning into ongoing enterprise clients and new third-party clients acquired through marketing efforts. Leveraging on our comprehensive business lines, we observe and continue building a synergistic effect, as the success and increased market exposure of our acceleration program business provided publicity and market exposure, constantly creating potential customer base and driving demand for our general business services.

Event Organization Services

Revenue from our event organization services decreased by approximately HK$1.2 million or 35.2%, from approximately HK$3.4 million for the six months ended December 31, 2024 to approximately HK$2.2 million (US$0.3 million) for the six months ended December 31, 2025. The decrease in revenue from event organization services was primarily attributable to the one-off, non-recurring nature of the relevant projects in the six months ended December 31, 2024, which is not expected to generate stable and sustainable recurring revenue for the Company. Specifically, the high revenue base in the prior corresponding period was mainly driven by non-recurring events, while no projects of the same scale and type were implemented during the six months ended December 31, 2025, resulting in the revenue decline.

Notwithstanding the short-term revenue fluctuation, the Company has accumulated comprehensive and valuable full-lifecycle event management experience through the delivery of these projects, covering both our core Web3 events (including but not limited to Demo Days and industry conferences, which involve comprehensive management by our team of the entire event lifecycle and (ii) the execution of large-scale, non-recurring events outside our typical Web3 focus) and cross-sector non-recurring projects, such as the Miss Universe Hong Kong event. The Company is actively exploring similar quality project opportunities, with the aim of further expanding its brand influence and broadening its revenue streams in future periods.

Referral Business Services and Others

Revenue from referral business services and others decreased by HK$46.8 thousand or 85.7%, from approximately HK$54.6 thousand for the six months ended December 31, 2024 to approximately HK$7.8 thousand (US$1.0 thousand) for the six months ended December 31, 2025. This decrease was mainly due to our reallocating resources to support our Web 3.0 strategic consulting services, acceleration program management services and general business services lines. Consequently, sponsorship referred and secured outcomes for this standalone referral business services were reduced, as we did not intend for this service to be a primary future revenue driver.

Cost of Revenue

The table below sets forth the breakdown of our costs in respect of revenue for the periods indicated:

	For the Six Months Ended December 31,					Variance
	2024		2025			Amount	%
	HK$	%	HK$	US$	%	HK$	%
Costs related to Web3.0 strategic consulting services	472,133	10.5%	793,378	101,933	39.0%	321,245	68.0%
Costs related to Web 3.0 acceleration program management services	1,024,994	22.8%	629,658	80,899	31.0%	(395,336)	-38.6%
Costs related to Web 3.0 general business services	—	0.0%	287,074	36,883	14.1%	287,074	N/A
Costs related to Event organization services	2,966,470	65.8%	313,494	40,278	15.4%	(2,652,976)	-89.4%
Costs related to Referral services and others	39,562	0.9%	12,773	1,641	0.5%	(26,789)	-67.7%
Total	4,503,159	100.0%	2,036,377	261,634	100.0%	(2,466,782)	-54.8%

For the six months ended December 31, 2025, our total costs were approximately HK$2.0 million (US$0.3 million) as compared to approximately HK$4.5 million for the six months ended December 31, 2024.

Costs related to Web 3.0 Strategic Consulting Services

Our costs related to Web 3.0 strategic consulting services were approximately HK$0.8 million (US$ 0.1 million) for the six months ended December 31, 2025, representing an increase of approximately HK$0.3 million or 68.0%, from approximately HK$0.5 million for the six months ended December 31, 2024. The increase in costs of services was primarily driven by the higher volume of Web 3.0 related services delivered during the six months ended December 31, 2025 as compared to six months ended December 31, 2024. The lower costs relative to the substantial revenue growth was due to the knowledge-intensive nature of the strategic consulting services, where our specialized experience enables revenue to expand significantly faster than the associated incremental consulting project costs.

Costs related to Web 3.0 Acceleration Program Management Services

Our costs related to Web 3.0 acceleration program management services were approximately HK$0.6 million (US$0.1 million) for the six months ended December 31, 2025, representing a decrease of approximately HK$0.4 million or 38.6%, from HK$1.0 million for the six months ended December 31, 2024. The decrease in costs of services was consistent with the downward trend in revenue, primarily attributable to the completion of legacy acceleration programs and the fact that ongoing programs had not yet commenced for the six months ended December 31, 2025. Similar to our strategic consulting services and general business services, personnel costs are the primary expenses for the business line because of the knowledge-intensive nature of the management service.

Costs related to Web 3.0 General Business Services

Our costs related to Web 3.0 general business services were approximately HK$0.3 million (US$36.9 thousand) for the six months ended December 31, 2025, representing an increase of approximately HK$0.3 million, from nil for the six months ended December 31, 2024. The increase in costs of services was mainly due to our commencement in generating revenue from Web 3.0 General Business Services in the year ended June 30, 2025. Similar to our acceleration program management services and strategic consulting services, personnel costs are the primary expenses for this business line due to the knowledge-intensive nature of the services provided.

Costs related to Event Organization Services

Our costs related to event organization services were approximately HK$0.3 million (US$40.3 thousand) for the six months ended December 31, 2025, representing a decrease of approximately HK$2.7 million or 89.4%, from approximately HK$3.0 million for the six months ended December 31, 2024. The decrease in service costs was consistent with the downward trend in revenue, primarily as these projects were discretionary, one-off in nature and not recurring. Notwithstanding the concurrent year-on-year decline in both revenue and costs of this business line, its gross profit increased during the period, which was mainly attributable to the fact that our event projects in 2025 were concentrated in Hong Kong (compared with mainly overseas-hosted projects in the prior year period), where venue and related core operating costs are relatively lower.

Costs related to Referral Business Services and Others

Our costs related to referral business services and others were approximately HK$12.8 thousand (US$1.6 thousand) for the six months ended December 31, 2025, representing a decrease of approximately HK$26.8 thousand or 67.7%, from HK$39.6 thousand for the six months ended December 31, 2024. The decrease in our costs was mainly due to our relocating resources to other business lines in the six months ended December 31, 2025.

Gross profit

Our gross profit equals our revenue less our cost of revenue. Our gross profit is primarily affected by our ability to generate revenue and the fluctuation of our cost. Our gross profit increased by approximately HK$2.3 million or 73.8% from approximately HK$3.1 million for the six months ended December 31, 2024 to approximately HK$5.4 million (US$0.7 million) for the six months ended December 31, 2025. Gross margin as a percent of overall revenue for the six months ended December 31, 2024 and 2025 was approximately 40.7% and 72.5%, respectively.

The increase in gross margin was primarily due to effective cost controls over event organization services. While revenue from one-off events decreased, we achieved a greater reduction in associated direct costs, which improved our overall margin during the period, as well as the high-margin contribution from our newly launched general business services and strategic consulting services, where revenue growth outpaced the increase in associated operating costs.

Operating Expenses

Our selling, general and administrative (SG&A) expenses increased by 139.3% from HK$1.8 million for the six months ended December 31, 2024 to HK$4.3 million (US$0.6 million) for the six months ended December 31, 2025, primarily due to (i) an increase of HK$1.6 million (US$0.2 million) in accounting and audit fees, predominantly driven by the expenses incurred in connection with this offering, including professional fees for audits, financial due diligence and compliance reviews; (ii) an increase of HK$0.5 million (US$64.6 thousand) in amortization of operating lease right-of-use asset starting from June 2025, and (iii) an increase of HK$0.3 million (US$40.9 thousand) in office building management fee and related marketing expenses, incurred to drive sales growth and expand our market reach. The increase stemmed from higher client development activities, strategic partnership negotiations, industry engagement initiatives and targeted marketing campaigns for our core and new service offerings.

Total Other Income, net

Our other income, net decreased by 123.6% from HK$0.7 million for the six months ended December 31, 2024 to HK$0.2 million (US$22.4 thousand ) for the six months ended December 31, 2025, primarily due to a decrease of HK$0.7 million in gain from crypto investment receivables, attributable to the Group’s redemption of assets in the designated crypto-exchange account during the six months ended December 31, 2025. Furthermore, the market-driven fair value reduction of underlying digital assets such as Ethereum (ETH) in the managed portfolio also contributed to the decrease in other income, net.

Income tax expense

Income tax expense was HK$38.7 thousand (US$5.0 thousand) for the six months ended December 31, 2025, compared to income tax expense of HK$0.2 million for the corresponding period in 2024, representing a decrease of 80.9%.

Net Income

As a result of the foregoing, our net income decreased by approximately HK$1.0 million, or 53.7%, from HK$1.8 million for the six months ended December 31, 2024 to HK$0.8 million (US$0.1 million) for the six months ended December 31, 2025. The decrease in net income was primarily driven by the HK$2.5 million increase in SG&A expenses, partially offset by the HK$2.3 million increase in gross profit during the period.

Liquidity and Capital Resources

In assessing our liquidity, we monitor and analyze available cash and company operation and capital expenditure commitments. Our principal sources of liquidity have been through operational sources of cash, and related parties, and capital injections from shareholders. As of December 31, 2025, our available cash was HK$19.5 million (US$2.5 million), with total positive working capital of HK$28.2 million (US$3.6 million) and retained earnings of HK$8.2 million (US$1.1 million). We generated net income of HK$1.8 million, HK$0.8 million (US$0.1 million), and net cash outflow in operating activities of HK$3.6 million and HK$3.3 million (US$0.4 million) for the six months ended December 31, 2024 and 2025, respectively. As of June 30, 2024 and 2025, our available cash was HK$10.1 million and HK$15.6 million (US$2.0 million), with total positive working capital of HK$6.7 million and HK$26.1 million (US$3.3 million), and retained earnings of HK$0.5 million and HK$7.4 million (US$0.9 million), respectively. We incurred a net income of HK$0.7 million, HK$6.9 million (US$0.9 million), and net cash inflow in operating activities of HK7.5 million and HK$1.3 million (US$0.2 million) for the fiscal years ended June 30, 2024 and 2025, respectively.

Our liquidity depends on our ability to enhance our operating cash flow position and obtain capital financing from equity investors to fulfil our general operations and capital expenditure needs. Our management remains focused on the successful execution of our business plan, which includes improving market acceptance of our services to boost our revenue and enhance our operational efficiency and profitability while leveraging enhanced market exposure and maintaining disciplined capital deployment to optimize our operating cash flow position. We remain focused on generating positive operating cash flow organically and prioritizes prudent allocation of capital to support core business expansion.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	For the fiscal years ended June 30,
	2024	2025	2025
	HK$	HK$	US$
Net cash provided by operating activities	7,505,355	1,270,719	161,877
Net cash provided by investing activities	2,393,104	310,657	39,575
Net cash provided by financing activities	—	3,875,719	493,728
Effect of exchange rate changes on cash	—	—	—
Net changes in cash in bank	9,898,459	5,457,095	695,180
Cash in bank, beginning of year	213,069	10,111,528	1,288,109
Cash in bank, end of year	10,111,528	15,568,623	1,983,289

Operating activities

Net cash provided by operating activities was HK$7.5 million for the year ended June 30, 2024, which was primarily due to (a) our net income of HK$0.7 million as mainly adjusted for (i) gain from crypto investment receivable of HK$0.4 million and (ii) realized gain from digital assets of HK$0.2 million; (b) adjustments for changes in operating assets and liabilities primarily consisted of (i) a decrease of HK$2.8 million in digital assets, (ii) an increase of HK$0.8 million in contract assets, (iii) an increase of HK$3.1 million in accrued expenses and other current liabilities, (iv) an increase of HK$3.2 million in contract liability, and (v) an increase in prepaid expenses and other current asset of HK$ 0.7 million.

Net cash provided by operating activities was HK$1.3 million (US$0.2 million) for the year ended June 30, 2025, which was primarily due to (a) our net income of HK$6.9 million (US$ 0.9 million) as mainly adjusted for (i) depreciation and amortization of property and equipment, operating right-of-use assets of HK$0.2 million (US$19 thousand) (ii) provision for credit losses of HK$0.2 million (US$20 thousand), (iii) gain from crypto investment receivable of HK$0.7 million (US$0.1 million), (iv) realized gain from digital assets of HK$0.5 million (US$62 thousand), and (v) share-based compensation expense of HK$0.2 million (US$22 thousand); (b) adjustments for changes in operating assets and liabilities primarily consisted of (i) an increase of HK$2.2 million (US$0.3 million) in digital assets, (ii) a decrease of HK$2.8 million (US$0.4 million) in accrued expenses and other current liabilities; (iii) an increase of HK$1.1 million (US$0.1 million) in tax payable, (iv) an increase of HK$2.3 million (US$0.3 million) in contract liability, (v) an increase of HK$2.5 million in amount due from related parties, and (vi) an increase of HK$0.9 million in accounts receivable, net.

Investing activities

Net cash provided by investing activities for the year ended June 30, 2024 was HK$2.4 million mainly attributable to (i) proceeds from the sale of digital assets of HK$6.4 million, and (ii) advance to the related parties of HK$4.0 million.

Net cash provided by investing activities for the year ended June 30, 2025 was HK$0.3 million (US$40 thousand) mainly attributable to (i) payment for a long-term investment of HK$1.0 million (US$0.1 million), (ii) the purchase of a vehicle of HK$0.8 million (US$0.1 million), (iii) repayments of advances from a related party of HK$1.6 million (US$0.2 million), and (iv) proceeds from the settlement of cryptocurrencies of HK$0.5 million (US$61 thousand).

Financing activities

Net cash provided by financing activities for the year ended June 30, 2024 was nil, because the proceeds from the HK$6.2 million issuance of ordinary shares were received in stablecoins, constituting a non-cash financing transaction excluded from the cash flow statement.

Net cash provided by financing activities for the year ended June 30, 2025 was HK$3.9 million (US$ 0.5 million), primarily attributable to cash proceeds received from the issuance of ordinary shares. The total capital injection raised from the ordinary share issuance was HK$6.2 million, but the remaining HK$2.3 million in proceeds was received in digital assets, constituting a non-cash financing transaction that is excluded from the cash provided by financing activities.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the six months ended December 31,
	2024	2025	2025
	HK$	HK$	US$
Net cash used in operating activities	(3,567,683)	(3,296,493)	(423,534)
Net cash provided by investing activities	977,471	4,856,645	623,983
Net cash provided by financing activities	103	2,343,167	301,051
Effect of exchange rate changes on cash	—	—
Net changes in cash in bank	(2,590,109)	3,903,319	501,500
Cash in bank, beginning of year	10,111,528	15,568,623	2,000,259
Cash in bank, end of year	7,521,419	19,471,942	2,501,759

Operating activities

Net cash used in operating activities was HK$3.3 million (US$0.4 million) for the six months ended December 31, 2025, which was primarily due to HK$0.8 million (US$0.1 million) of net income (adjusted for depreciation/amortization and crypto-related non-cash items) and working capital changes (notably increases in digital assets and accrued expenses, plus decreases in contract liabilities, tax payable and operating lease liabilities).

Net cash used in operating activities was HK$3.6 million for the six months ended December 31, 2024, which was primarily from HK$1.8 million of net income (adjusted for crypto-related non-cash items) and working capital changes (notably decreases in digital assets, accrued expenses and contract liabilities, plus an increase in related party receivables).

Consistent operating cash outflows in both periods were driven by working capital movements, which fully offset cash generated from the Company’s net income.

Investing activities

Net cash provided by investing activities for the six months ended December 31, 2025 was HK$4.9 million (US$0.6 million) mainly attributable to repayments of advances from related parties of HK$4.9 million (US$0.6 million).

Net cash provided by investing activities for the six months ended December 31, 2024 was HK$1.0 million, which mainly attributable to the offset impact of (i) repayments of advances from related parties of HK$1.6 million; (ii) purchase of property and equipment of HK$ 0.8 million.

Financing activities

Net cash provided by financing activities for the six months ended December 31, 2025 was HK$2.3 million (US$0.3 million), primarily attributable to (i) cash proceeds received from the issuance of ordinary shares of HK$5.4 million (US$0.7 million), (ii) proceeds from borrowings from a related party of HK$0.2 million (US$26.0 thousand) and (iii) payment of deferred offering costs of HK$3.3 million (US$0.4 million).

Net cash provided by financing activities for the six months ended December 31, 2024 was minimal.

Contingencies

From time to time, we may become involved in litigation relating to claims arising in the ordinary course of the business. As of the date of this prospectus, there are no claims or actions pending or threatened against us that, if adversely determined, would in our judgment have a material adverse effect on us.

Capital Expenditures

We incurred capital expenditures of HK$0.8 million and HK$13.8 thousand (US$1.8 thousand) for the six months ended December 31, 2024 and 2025, respectively, mainly for purchase of vehicle and office equipment, and we incurred capital expenditures of nil and HK$0.8 million (US$0.1 million) for the years ended June 30, 2024 and 2025, respectively, mainly for purchase of vehicle and office equipment. We expect that our capital expenditures will increase in the foreseeable future as we expand our business, and that our level of capital expenditures will be significantly affected by user demand for our services. To the extent cash flows from our business activities are insufficient to fund future capital requirements, we may need to seek equity or debt financing. We will continue to incur capital expenditures to support the expected growth of our business.

Contractual Commitments

We have entered into a non-cancellable two-year operating lease agreement as of June 30, 2025:

	Payment due by schedule
	Less than 1 year	1 – 3 year	More than 3 years	Total
	HK$	HK$	HK$	HK$
Operating leases	946,827	1,146,160	—	2,092,987

We have entered into a non-cancellable two-year operating lease agreement as of December 31, 2025:

	Payment due by schedule
	Less than 1 year	1 – 3 year	More than 3 years	Total
	HK$	HK$	HK$	HK$
Operating leases	1,294,051	548,163	—	1,842,214

Off-Balance Sheet Arrangements

There was no off-balance sheet arrangements for the six months ended December 31, 2024 and 2025, and for the years ended June 30, 2024 and 2025 that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Holding Company Structure

The Company is a holding company with no operation other than holding an operating subsidiary in Hong Kong. As a result, our ability to pay dividends depends upon, among others, dividends paid by our subsidiaries. If our subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the contracts governing their debt may restrict their ability to pay dividends to us.

Trend Information

Other than as disclosed elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments or events since December 31, 2025 that are reasonably likely to have a material adverse effect on our net revenue, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates and assumptions on our own historical data and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates and assumptions on an ongoing basis.

Our expectations regarding the future are based on available information and assumptions that we believe to be reasonable and accurate, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application.

Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) digital assets; and (iii) allowance for credit losses. See Note 2 — Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting policies. We believe the following accounting estimates involve the most significant judgments used in the preparation of our financial statements.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations.

We consider our critical accounting estimates include (i) the fair value determination of digital assets and crypto investment receivable, (ii) allowance for credit losses. We evaluate these estimates and assumptions on an ongoing basis. See Note 2 — Summary of Significant Accounting Policies to our consolidated financial statements for the disclosure of these accounting estimates.

Fair Value Determination of digital assets and crypto investment receivable

Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit” price) in an orderly transaction between market participants at the measurement date. Fair value is a market-based measure considered from the perspective of a market participant. When market assumptions are not readily available, we make assumptions to reflect those that we believe market participants would use in pricing the asset or liability at the measurement date.

Certain of our assets and liabilities are held at fair value. In determining fair value, we use various valuation approaches and establish a hierarchy for inputs used in measuring fair value, requiring the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of us. Unobservable inputs reflect assumptions we believe other market participants would use in pricing the asset or liability; they are developed based on the best information available in the circumstance. The fair value hierarchy is broken down into three levels: Level 1, Level 2, and Level 3 based on the observability of inputs. The level of judgment required in determining the fair value depends on the availability of observable market information.

All our digital assets are classified within Level 1 of the fair value hierarchy because they were valued using their reported prices in CoinMarketCap, which reflects quoted prices in respective principal markets. We determine CoinMarketCap as a reliable pricing source for quoted prices in active market as it is one of the earliest and the most trusted sources by users, institutions, and media for comparing thousands of crypto assets and selected by the U.S. government.

All our crypto investment receivable from a related party was classified within Level 2 of the fair value hierarchy because they were valued using observable market prices of the common cryptocurrencies USDT, USDC, ETH and BTC that comprised the crypto investment receivable.

We do not hold any material assets or liabilities classified within Level 3 as of June 30, 2024 and 2025, and December 31, 2024 and 2025.

Allowance for credit losses

We recorded allowances for credit losses to reserve for potentially uncollectible amounts related to our accounts receivable. Our estimation process evaluates the collectability of these financial assets by considering historical collection trends, customer creditworthiness, current economic conditions, which involves significant management judgment and uncertainty due to the unpredictability of customer payment behavior and volatility in economic conditions, and expected future conditions. We assess credit risk across different customer groups and incorporate forward-looking factors, such as expected economic conditions, to ensure our estimates remain robust. Uncollectible balances are written off after all collection efforts have been exhausted.

For the years ended June 30, 2024 and 2025, we recognized credit losses of nil and HK$0.2 million (US$20 thousand), respectively, reflecting allowances for potentially uncollectible financial assets.

For the six months ended December 31, 2024 and 2025, we recognized credit losses of HK$0.2 million and nil, respectively, reflecting allowances for potentially uncollectible financial assets.

Recently Issued Accounting Pronouncements

A list of recently issued accounting pronouncements that are relevant to us is included in Note 2(i) to our consolidated financial statements included elsewhere in this prospectus.

Internal Control over Financial Reporting

Prior to this offering, we have been a private company with limited accounting personnel and other resources to address our internal controls and procedures. In connection with the review of our condensed consolidated financial statements for the six months ended and as of December 31, 2024 and 2025, we identified two “material weaknesses” in our internal control over financial reporting. As defined in the standards established by the PCAOB, and other control deficiencies, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses identified are related to: (i) lack of sufficient financial reporting and accounting personnel with appropriate knowledge of U.S. GAAP and SEC reporting requirements to properly address U.S. GAAP technical accounting issues and prepare and review financial statements and related disclosures in accordance with U.S. GAAP and reporting requirements set forth by the SEC; and (ii) lack of formal risk assessment process and internal control framework over financial reporting. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control over financial reporting for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a comprehensive assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified.

To remediate the material weaknesses, as of the date of this prospectus, we have: (i) engaged an external consultant experienced in accounting and SEC matters to assist management in enhancing its overall U.S. GAAP and SEC reporting function; (ii) provided additional trainings to all relevant personnel focusing on the documentation and evidencing of operation of controls, (iii) engaged Jie (Jill) Jiao, our Chief Financial Officer, in April 2026, (iv) transitioned Siu Tat Chan, who served as our Interim Chief Financial Officer from January 2026 to April 2026, to serve as our strategic advisor, and (v) identified three independent director nominees, including Ho Yin Fok, Robert Ciemniak, and John Riggins, who will join as independent directors upon the commencement of trading of our Class A ordinary shares on Nasdaq.

Going forward, we plan to adopt measures to improve our internal controls over financial reporting, including, among others:

•        (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen our financial reporting function and to set up a financial and system control framework;

•        (ii) organizing regular training for our accounting staff, especially training related to U.S. GAAP and SEC reporting requirements;

•        (iii) formulating U.S. GAAP accounting policies and procedures manual, which will be maintained, reviewed and updated, on a regular basis, to the latest U.S. GAAP accounting standards;

•        (iv) establishing assessment of Sarbanes-Oxley Act compliance requirements and improvement of overall internal control; and

•        (v) establishing an audit committee.

However, we cannot assure you that all these measures will be sufficient to remediate our material weaknesses in a timely manner, or at all. See “Risk Factors — Risks Related to Our Business and Operations — We have identified material weaknesses in our internal control over financial reporting. If we do not adequately remediate the material weaknesses, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal controls, we may not be able to accurately or timely report our financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and the market price of our Class A ordinary shares.”

Quantitative and Qualitative Disclosure about Market Risk

Foreign currency exchange risk

We are exposed to foreign currency exchange risk primarily through service income or expenses that are denominated in a currency other than the functional currency of the operations to which they relate. The currency giving rise to this risk is primarily US$. We consider the foreign currency exchange risk in relation to transactions denominated in HK$ with respect to US$ to be insignificant, as the HK$ is pegged to the US$ as of the date of this annual report.

Interest rate risk

Fluctuations in market interest rates may negatively affect financial condition and results of operations. We are exposed to floating interest rate risk on cash deposits, and the risk due to changes in interest rates is not material. We have not used any derivative financial instruments to manage the interest risk exposure.

Inflation risk

Inflationary factors, such as increases in raw materials, personnel and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross margin and operating expenses as a percentage of sales revenue if revenues do not increase with such increased costs.

Liquidity risk

We are also exposed to liquidity risk, which is the risk that we will be unable to provide sufficient capital resources and liquidity to meet our commitments and business needs. Liquidity risk is controlled by the application of financial position analysis and monitoring procedures. When necessary, we expect to turn to other financial institutions and related parties to obtain short-term funding to cover any liquidity shortage.

Concentration of credit risk

Assets that potentially subject us to significant concentrations of credit risk primarily consist of cash and cash equivalents, accounts receivable, amounts due from related parties, deposits within prepaid expenses and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as of the balance sheet dates. All of our cash is held with financial institutions that our management believes to be of high credit quality. We conduct periodic reviews of the financial condition and payment practices of our customers to minimize collection risks on accounts receivable. Based on our historical experiences in collection of other receivables and amounts due from related parties, we consider the credit risk of these receivables to be low. Management conducts regular assessments on expected credit losses arising from non-performance by these counterparties. We evaluate our collection experience and long outstanding balances to determine the need for an allowance for doubtful accounts.

BUSINESS

Overview

We aim to create a Web3 entrepreneurial platform through diverse services, investment acceleration, and technical collaboration.

We are an innovative Hong Kong-based Web3 service provider dedicated to empowering enterprises including start-ups in the blockchain space through comprehensive, tailored support. Web3 ecosystem refers to industries focused on the decentralized evolution of the internet, powered by blockchain technology, enabling user-owned data, peer-to-peer transactions, and trustless systems without intermediaries. We seek to promote the adoption of and commercialization of decentralized solutions by facilitating a robust ecosystem of resources, expertise, and opportunities. Since our inception, we have supported many enterprises in Web3 including many start-ups with incubation, consultation and operational services, and are working to establishing an active presence through regional hubs in Asia. By fostering innovation, collaboration, and compliance, we seek to serve as a catalyst for the growth of the blockchain industry in Asia, helping enterprises transform forward-thinking ideas into scalable realities.

Our comprehensive service offerings in the Web3 ecosystem primarily include (i) strategic consulting services (such as producing feasibility reports and consultation regarding business models in the Web3 industry), (ii) acceleration program management services, where we bridge early-stage companies to blockchain infrastructures, bolstering the companies’ development in their applications including decentralized solutions and their commercialization through token generation events and market integration, and (iii) general business services including marketing, market research and other business consulting services provided to third-party startup entities (such as market trend analysis and marketing strategy support, coordination of collaboration opportunities, which serve to facilitate such early-stage companies in accessing infrastructure, industry resources, and applicable policies). We provide companies with services from the formation of a start-up through later stages of corporate development, and we are dedicated to helping companies establish their presence in Hong Kong. As of the date of this prospectus, we have established relationships with public blockchains (a decentralized and open network that allows anyone to participate, read, and write data without requiring permission from a central authority) and an affiliate of another public blockchain in the Web3 ecosystem, including Neo, Zetrix, Ton, Mango, and Plume.

In addition, we aim to create a dynamic ecosystem that connects enterprises, investors, and regulators through venues including policy forums (such as the co-hosted real-world assets (“RWA”) policy forum) and advisory reports, aiming to promote the integration of decentralized technologies with traditional industries. This vision drives our efforts to foster sustainable growth and global connectivity for Web3 enterprises.

In the face of global technological competition in the cryptocurrency ecosystem, we strive to stay at the forefront of the market and have a deep understanding of the needs and challenges of entrepreneurs in the Web3 ecosystem. We are dedicated to facilitating a legitimate, comprehensive, professional, and in-depth entrepreneurial environment in the Web3 economy.

Our Service Offerings

Web3 Strategic Consulting Services

We provide a suite of professional services designed to address the multifaceted needs of Web3 enterprises, including strategic planning, business model design, compliance advisory, technical support, and marketing. These services generate stable cash flow through professional consulting/service fees. Our comprehensive strategic consulting package can include the following services:

Market Research and Feasibility Report:    We leverage our team’s deep knowledge about the industry in Hong Kong and beyond. We are typically commissioned by our clients to produce feasibility reports, as part of the package including the services below, relating to such institutions’ plans to launch business ventures in the Web3 industry in Hong Kong. Our market and feasibility reports draw on third parties’ market data to produce analysis and evaluation of our clients’ interested markets with our strategic suggestions.

Public Relations and Market Expansion:    We help our clients with establishing their brand through marketing campaigns and organizing tailored events specific to various Web3 sectors, such as DeFi, NFTs, and blockchain infrastructure. We deliver customized strategies to enhance project visibility and market presence through targeted media campaigns, event organization, and brand-building initiatives, by hosting thematic events where we invite industry experts and guest speakers to share insights. Participating projects and companies can connect with other players in the Web3 community, fostering networking opportunities, building brands, and gaining exposure.

Compliance and Establishment Support:    We provide consulting services to help clients understand and navigate evolving digital asset business practices in Hong Kong and other jurisdictions. This includes connecting clients with qualified professionals, such as legal and regulatory experts, through our network, to facilitate opportunities for tailored advice and support for establishing compliant operations.

During the years ended June 30, 2024 and 2025, we generated HK$1,156,756 and HK$6,191,556 ($788,744), respectively, from the Web 3.0 strategic consulting services.

Web 3.0 Acceleration Program Management Service

In our Web 3.0 acceleration program management services, we generate revenue primarily from the Global Acceleration Programs, our flagship incubation programs that we co-operate with the public blockchains or their affiliates (the “Program Partners”) that are our strategic business partners to provide growth catalyst to companies participating in such programs (the “Program Participants”), which are typically early-stage companies seeking to develop and launch applications utilizing decentralized solutions and blockchain technologies. As of the date of this prospectus, we have worked on the recruitment of the participants for our first RWA Bridge Program, a program, in which we collaborate with Plume to guide participating companies for launching RWA projects. We launched the RWA Bridge Program, a program in which we collaborate with Plume to guide participating companies for launching RWA projects, in July 2025.

Global Acceleration Program

Through our strategic cooperation with the Program Partners, which are public blockchains, infrastructure providers, and/or their affiliates, including NEO, Zetrix, Kucoin Ventures, 0G, and Plume, we have developed and launched our flagship Global Acceleration Program. The program is designed to provide the Program Participants in Web3 industry with resources to accelerate growth and facilitate their integration to the public blockchain and infrastructures, thereby accelerating the commercialization of their applications/products, through a combination of financial support, mentorship support, and ecosystem resources provided by the program.

We typically enter into strategic partnership agreements with our Program Partners, and when we and our Program Partners launch a Global Acceleration Program, our Program Partners typically provide a pool of initial funding of between $50,000 and approximately $500,000, of which 10% to 30% is generally provided to us as our fees for operating acceleration programs, and the remaining 70% to 90% is generally used as initial funding into the Program Participants. The initial funding to the Program Participants can help them cover operational costs, develop their products, or conduct market research.

To recruit Program Participants, we typically conduct online and offline promotions through various media channels, and we will hold a launch ceremony for the acceleration program to publicly announce the confirmation of its initiation. During a designated period, we will recruit and accept project applications. An interview team, composed of experts and partners in the Global Acceleration Program, are typically formed to select and interview the candidates. The interview team will then choose the Program Participants to enroll in the program and support their integration onto the respective blockchain networks, enabling faster commercialization and scalability.

Working closely with our team, our public blockchain partners focus on (i) ensuring ecosystem compatibility and project integration for the selected projects’ deployment on their public blockchains; (ii) providing grants to support the Program Participants’ development; and (iii) providing technical assistance by offering expertise for smart contracts and mainnet deployment, addressing technical challenges. In this process, by supporting the Program Participants, our Program Partners also aim to cultivate a vibrant ecosystem that drives innovation and adoption of their public blockchains’ technology — successful projects by our Program Participants can lead to increased usage of their respective public blockchains, enhancing the network effects and overall value. Moreover, as these start-ups grow, they contribute to the expansion of the blockchain community, fostering more use cases and applications that can further strengthen the public chain’s position in the market. The program seeks to combine capital, expertise, and ecosystem access to empower enterprises to achieve rapid, sustainable growth. The Program Participants are required to complete deployment on the public chain and stay connected with the ecosystem during the accelerator program.

Our Program Partners provide grants to the Program Participants, with amounts varying by projects, to support the development of our Program Participants’ blockchain ecosystem applications. Our Program Partners select projects based on considerations including the participants’ technological innovation, market potential, and the projects’ alignment with our partners’ ecosystems, aiming to provide the grants support to the projects that enhance the projects adoption to the public blockchains. At our Program Partners’ discretion on a case-by-case basis, the Program Participants, which are typically early-stage companies focusing on developing applications intended to be used in the blockchain ecosystem, generally receive the funding in two equal tranches, including 50% funded to the participants at the commencement of the program and the remaining 50% funded after the project is deployed on certain public blockchains specified under each agreement, for an aggregate funding amount of approximately $20,000 to $50,000 during the term of the program. For shortlisted candidates, we often provide certain training courses on the topic of Content Marketing and Education Outreach Offering Web3 to cultivate local talent and expand brand influence. The Global Acceleration Program usually runs about 3-to-6-month.

We provide tailored mentorship from a network of industry experts, including blockchain developers, tokenomics specialists, regulatory advisors, and market strategists. We offer advice on business model design, go-to-market strategies, and user acquisition to enhance market traction, providing guidance on Hong Kong’s virtual asset regulations and global compliance frameworks to ensure legal operations, and support projects in structuring token issuance and incentive models for successful Token Generation Events (TGEs). The mentorship team comprises our team members, including our Chief Executive Officer and directors, representatives from the Program Partners, and external industry leaders, delivering support through workshops and events throughout the programs.

In servicing our Program Partners, we offer Program Participants a range of ecosystem resources to accelerate growth and integration into the Web3 ecosystem, including:

•        Network Connections:    Introductions to venture capital firms, industry stakeholders, and partners to facilitate further business opportunities.

•        Market Access:    Opportunities to showcase projects at our-organized events (such as Demo Days, industry summits) and through partner networks, increasing visibility among global developers and users.

•        Ecosystem Incentives:    Access to grants, bounties, or promotional campaigns provided by our Program Partners to drive user adoption and transaction volume. These resources help the Program Participants integrate with public blockchains operated by our Program Partners, contributing to ecosystem growth of such public blockchains and achieving scalability.

•        Onboarding Support:    Assisting projects in integrating their solutions onto the public blockchains, ensuring they can leverage the technology effectively.

•        Security Audits:    Providing services to conduct thorough security assessments, which we believe are crucial for building trust with users and investors.

•        Blockchain Development:    Offering technical expertise to help projects develop and refine their blockchain solutions, ensuring they are robust and scalable.

•        Media Exposure:    Facilitating collaborations with media partners to enhance visibility, helping projects reach a broader audience and attract potential customers or investors.

In our Global Acceleration Program, to nurture innovation of our Program Participants’ projects, we include in our program the following services:

•        Specialized Incubation Tracks:    Focused programs targeting key Web3 domains, such as cryptocurrency ecosystems, gaming (GameFi), and artificial intelligence (AI)-driven decentralized solutions, offering bespoke mentorship, technical support, and investment pathways.

•        Investment Alliance:    A collaborative network connecting investors to foster Web3 innovation, channeling capital and expertise to high-impact projects.

•        Asset Tokenization Initiatives:    Programs designed to support the compliant tokenization of real-world assets, bridging traditional finance with blockchain technology for applications in trade, finance, and sustainability.

RWA Bridge Program

In July 2025, we and Plume have entered into a strategic partnership, and we agreed to jointly build an innovative bridge program focused on institutional-grade RWA tokenization, opening a compliant interaction channel between traditional finance and the blockchain ecosystem. For recruitment of the companies that are interested in participating in the program, we generally require candidates to involve a project that has issued or has the capability to issue RWAs and to be committed to deploying assets or bridging products on the Plume chain. As of the date of this prospectus, we have worked on the recruitment of the participants for our first RWA Bridge Program, a program, in which we collaborate with Plume to guide participating companies for launching RWA projects.

During the year ended June 30, 2024 and 2025, we generated nil and HK$3,666,000 ($467,012), respectively, from our Web 3.0 acceleration program management services.

Web 3.0 General Business Services

In addition to our acceleration program management services, we also provide marketing, market research and other business consulting services to our customers, substantially all of whom were Program Participants in our Global Acceleration Program. We typically enter into service agreements which specify the scope of work, typically including:

Market Trend Analysis and Marketing Strategy Support:    We provide analysis and insights on the latest market trends to help the service recipients understand industry dynamics and future development directions. At the same time, we also offer general suggestions and guidance on marketing, including but not limited to strategic recommendations for promoting brand building and enhancing market response, as well as consulting services for market positioning and promotion. Through these strategic suggestions, we aim to support our clients in making informed decisions in an evolving market.

Coordination of Collaboration Opportunities and Networking Services:    We introduce potential collaboration opportunities that suit our clients’ needs in the Web3 ecosystem, including introducing potential business partners and market opportunities. Relying on our industry resources, we aim to provide our clients with helpful contacts and introductions to promote business growth, exploration of collaboration opportunities, and easier discovery of new business opportunities.

Risk Assessment Support:    We offer general guidance on resource allocation and project alignment to assist our clients in optimizing their strategic plans in the Web3 ecosystem. Our support includes tailored insights and recommendations based on industry trends and market developments.

Corporate Consulting and Strategic Planning:    We provide strategic consulting on business operations and management to help our clients optimize and plan in areas such as business models, operational efficiency, and technology deployment in the Web3 ecosystem.

We charge fees based on agreed terms with our customers for the services rendered. We have received tokens from the TGEs and sold certain tokens for cash. During the year ended June 30, 2024 and 2025, we generated nil and HK$2,701,749 ($344,176), respectively, from Web 3.0 general business services.

Event Organization Services

We organize others’ and our own events in the Web3 ecosystem, such as Demo Days, hackathons and industry conferences, as well as events on other themes. The event organization services includes setting up conference venues, organizing road shows, arranging meetings with public authorities and providing business development leads, catering services, supporting press release and media promotion and handling administrative tasks.

We organize a variety of online and offline events focused on the Web3 ecosystem, including forums, meetups, hacker houses, workshops, and side events or discussions at major conferences. These events cover a wide range of topics such as RWA, digital asset policies, blockchain innovation, fintech, AI integration, and startup acceleration, aimed at serving Web3 companies, developers, students, and industry professionals in Asia and beyond. For example, we have co-hosted policy-oriented forums to discuss RWA infrastructure and connect markets; organized multiple side events during major industry conferences to explore emerging Web3 developments; served as strategic partners for large-scale blockchain exhibitions; and held ecosystem activities, exploratory networking nights, developer hacker houses, community meetups, and university AI and blockchain courses. Many gatherings can attract over 100 participants, including speakers from partners such as exchanges, stablecoin issuers, blockchain protocols, and labs, promoting knowledge sharing, networking connections, and collaboration opportunities to promote innovation and sustainable development in the Web3 field. These activities not only promote knowledge sharing and networking connections but also provide participants with the latest industry insights and collaboration opportunities. Through regular organization, we are committed to promoting innovation and sustainable development in the Web3 ecosystem.

To host these events, we follow a structured process from beginning to end. It starts with the planning phase, where we define clear goals, select themes aligned with current trends such as DeFi or RWA, determine target audiences. Next is the preparation phase, where we choose appropriate venues, curate speakers and agendas, arrange logistics such as AV equipment and catering, and handle registrations via event management tools or direct links. This is followed by the promotion phase, involving marketing through social media, email campaigns, and partner networks to increase attendance, often limiting spots to create exclusivity. During the execution phase, we host the events, including workshops, mentorship guidance, demos, and networking, with on-site teams ensuring smooth operations. Finally, in the follow-up phase, we collect feedback via surveys, analyze outcomes, and nurture connections for future collaborations, such as converting participants into our Global Acceleration Program, other program or business consulting services.

We also occasionally organize events that are unrelated to Web3 themes. For example, we organized the Miss Universe in Hong Kong in the fiscal year ended June 30, 2025. We consider such event a one-time event and it may be non-recurring.

We held GWDC 2026 (Global Web3 Developer Conference 2026) at Cyberport in Hong Kong from February 7 to 9, 2026, as a developer-oriented Web3 event. CWDC 2026 attracted various teams and developers from several countries and regions. The event focused on tracks including RWA asset tokenization, AI×Web3, PayFi, account abstraction, and high-performance protocols, with participants building deployable prototypes on testnets under expert guidance. Several teams advanced to the finals, with the winning team selected to join our incubation program and to receive technical, capital, and market support to advance ecosystem infrastructure development.

GWDC 2026 received coverage from multiple media outlets, resulting in increased ecosystem visibility, more potential collaboration opportunities, and strengthened overall market positioning. We realized revenue in hosting the event and expect to organize such event as our signature brand event, with plans to continue hosting it in Hong Kong and other locations.

In organizing such events and conferences, we charge fixed fees for services such as venue set-up, administration and public relations, and charge variable fees from sponsorships and other add-on services such as catering and other miscellaneous services. These events not only provide revenue but also enhance our brand influence and industry authority.

During the year ended June 30, 2024 and 2025, we generated HK$130,000 and HK$4,671,807 ($595,142), respectively, from the event organization services.

Referral and Other Businesses

Leveraging our networks in the Web3 ecosystem, we typically refer potential industry stakeholders, consisting of investors, protocols, and other entities to a variety of events, conferences and other venues for event sponsorship, such as Devcon and Bitcoin Asia 2024 Conference. For these referrals, we earn commissions based on a percentage of the aggregate value of the sponsorship fees, provided by the referred clients for such events. This mutually beneficial arrangement enables us to diversify our revenue streams while providing additional value to stakeholders in our networks and the greater Web3 ecosystem. During the year ended June 30, 2024 and 2025, we generated HK$509,335 and HK$54,610 ($6,957), respectively, from the referral and other businesses.

Our referral process follows a structured approach from identification to completion. It begins with leveraging our extensive network to identify suitable stakeholders, who may benefit from sponsoring events like conferences or meetups. We then engage them through personalized outreach, highlighting sponsorship opportunities that align with their goals, such as brand exposure or networking. Once interest is expressed, we facilitate introductions to event organizers, negotiate terms on their behalf if needed, and ensure smooth coordination until the sponsorship agreement is finalized. Finally, we track the transaction and collect our commission upon successful payment, while following up to gather feedback for future referrals.

We believe our referral and other businesses strengthen our industry relationships, enhance our reputation as a well-connected stakeholder in the Web3 space, and generate leads for other services like our acceleration programs or consulting, fostering long-term ecosystem growth and opening doors to new partnerships.

Industry Trends and Market Opportunities

The Web3 ecosystem is undergoing rapid evolution, driven by the integration of AI, blockchain, and cryptocurrency technologies with real-world applications. This convergence is fostering DePIN, data sovereignty solutions, and innovative business models that bridge digital and physical economies. The continued growth of public blockchain networks provides diverse infrastructure support for DeFi, NFTs, and AI-driven smart contracts, significantly enhancing scalability and interoperability across industries. Meanwhile, Hong Kong’s emergence as a global Web3 hub, supported by progressive virtual asset regulations, is attracting substantial institutional capital inflows. Traditional finance is accelerating its entry into Web3 through tokenized assets and compliant stablecoins, injecting strong momentum into the market. This intersection of traditional and innovative systems creates vast market opportunities for us, positioning us to capture a significant share of the rapidly expanding global Web3 ecosystem.

Global Web3 Market

The global Web3 market is an emerging technology ecosystem built on decentralized networks, blockchain infrastructure, and token-based economic models designed to reshape how users create, share, and own digital assets and online identities. Web3 emphasizes decentralization, transparency, and user control over data and digital interactions. It covers a wide range of applications, including DeFi, NFTs, decentralized applications (dApps), smart contract platforms, and blockchain-based infrastructure. The global market for Web3 in Financial Services was estimated at US$5.6 billion in 2024 and is projected to reach US$52.2 billion by 2030, growing at a CAGR of 45.2% from 2024 to 2030. As technology matures, many other industries will likely begin to explore and implement Web3 use cases to create new value for their businesses. These include art, social media, entertainment, healthcare, fashion and luxury, and the public sector.

Hong Kong Web3 Market

Hong Kong has positioned itself as one of Asia’s most important regulated gateways for digital assets and Web3 development. In October 2022, the Hong Kong government issued its “Virtual Asset Development Policy Statement”, signaling its strategic commitment to fostering a well-regulated virtual asset market. Since then, the city has introduced a comprehensive licensing framework for virtual asset trading platforms under the supervision of the Securities and Futures Commission (“SFC”).

According to Hong Kong Legislative Council Secretariat, in Hong Kong’s 2023-2024 Budget (the “Budget”), Hong Kong government has stressed the importance for Hong Kong to seize the “golden opportunity” of Web3. It has allocated HK$50 million to accelerate the development of the Web3 ecosystem through initiatives such as hosting key international seminars to encourage cross-sectoral business collaboration and organizing workshops for young people. Recognizing virtual assets as a key element of the Web3 ecosystem, the Budget also announced a task force led by the Financial Secretary, bringing together policymakers, regulators, and industry representatives to provide recommendations on virtual asset development. In February 2025, SFC issued nine new Virtual Asset Trading Platform (VATP) licenses and began exploring frameworks for derivatives, margin lending and stablecoin oversight, positioning the city as Asia’s leading regulated digital asset hub. This regulatory clarity has attracted institutions seeking compliant exposure to bitcoin and other digital assets, and reassured investors of Hong Kong’s commitment to balancing innovation with investor protection.

Market Challenges

Intense Competition:    We operate in a highly competitive Web3 incubator and accelerator market, facing challenges from numerous global institutions. Many of these competitors possess stronger financial resources, broader networks, and more mature ecosystem support, potentially putting us at a disadvantage in attracting high-quality projects. If we fail to innovate our global acceleration programs, consulting services, or event hosting models, our market share may erode, impacting revenue growth and long-term sustainability. Additionally, intensified competition could depress service pricing or increase project acquisition costs, further challenging our profitability.

Regulatory Uncertainty:    Regulatory uncertainty in the Web3 industry is a major challenge, with global frameworks constantly evolving. This affects the compliance development of promising enterprises in our acceleration programs, particularly in areas like real-world assets, DeFi, and AI integration. We must continuously monitor these changes and provide corresponding risk support, but if we cannot adapt in time, it may lead to partner and customer loss and increased failure rates, damaging our reputation and operational efficiency.

Market Volatility:    Cryptocurrency market volatility poses challenges, as our business relies on the price stability of major assets. Downturn periods reduce participation willingness, affecting fund allocation and referral revenue. For example, in down markets, promising enterprises may struggle to gain support or achieve commercialization, delaying returns from events and networking services. While we mitigate through diversification, if global economic factors or geopolitical events trigger sustained fluctuations, our overall revenue streams may be negatively affected, requiring more proactive risk assessments to maintain ecosystem stability.

Technological Iteration and Security Risks:    Rapid technological iteration and security risks are another challenge, as blockchain advancements may render existing infrastructure integrations obsolete. If our Program Participants and customers cannot keep up with these changes, our mentorship guidance and business model may lose competitiveness. Frequent hacker attacks or smart contract vulnerabilities may lead to loss of confidence in our platform, affecting agreement renewals or new project admissions. We need to allocate resources to ongoing audits and education, but this increases operational costs, and if not managed effectively, it may hinder our expansion in the global Web3 ecosystem.

Our Opportunity

We seek to leverage Hong Kong’s status as a global financial hub to connect Web3 enterprises with international markets. By aligning with global digital asset policies and fintech strategies, we seek to ensure that our clients benefit from a stable, forward-thinking environment while expanding their global footprint.

We believe we are situated at the intersection of technology, finance, and regulation, uniquely positioned to be an active player in the Web3 transformation in Asia and beyond. Through a comprehensive suite of services from compliance to acceleration, we are committed to empowering companies to address challenges and seize opportunities in the rapidly evolving Web3 landscape. Leveraging our Global Acceleration Program, other programs, and business consulting services, we believe we are well-positioned to capture this growth potential, promoting the next wave of decentralized innovation.

Leveraging our leadership in Web3 incubation and acceleration, we seek rapid growth. We plan to expand our market share in the Asia-Pacific region and globally by deepening partnerships with public blockchains while advancing AI-blockchain integration to develop high-value enterprise solutions in areas such as decentralized infrastructure, data security, and industry digital transformation. Hong Kong’s unique advantages as a global financial hub and Web3 innovation hub, supported by favorable policies and proximity to regional markets, enable us to efficiently connect global resources with local demand. Our asset-light operating model and ecosystem-driven strategy ensure flexibility and competitiveness in a fast-changing market, delivering sustained value creation for stakeholders. By continuously bridging traditional capital with Web3 technologies, we seek to assume a leading role in the Web3 ecosystem in Asia, unlocking significant market potential.

Competitive Strengths

Strategic Positioning and Core Strengths

We are positioned as a one-stop platform for Web3 innovation. We support the rapid growth of Web3 projects, including early-stage companies and ventures, through a comprehensive suite of services, including incubation, acceleration, investment facilitation, compliance advisory, public relations, and ecosystem resource integration. Our core strength lies in our ability to seamlessly integrate capital with companies developing Web3 technologies and facilitate such companies’ growth. By connecting traditional venture capital, family offices, and compliant financing channels, we seek to facilitate liquidity support for startups while ensuring adherence to global regulatory standards (such as the Stablecoins Ordinance, Virtual Asset (VA) Trading Platform Licensing Regime and VA Dealing and Custodian

Licensing Proposals). This hybrid model not only creates stable capital sources for Web3 projects but also drives the practical application of blockchain technology in sectors such as finance, gaming (GameFi), and supply chain management.

Our vertical acceleration programs further strengthen our market competitiveness by honing in on Web3 integration, decentralized infrastructure, and other pioneering domains, where curated resource networks and bespoke strategic advisory empower our clients to channel innovative technologies toward tangible real-world pursuits — such as decentralized infrastructure and tokenized asset stewardship.

Strategic Partnership and Broad Network

As a Web3 incubator, we have strengthened our capabilities in blockchain technology integration, business development for Web3 enterprises, and global market access through collaborations with our business partners, clients, collaborators, and other stakeholders in the Web3 ecosystem. In particular, our shareholders help enable us to connect clients with key practitioners in the Web3 community players in DeFi, RWA, and DePIN, delivering targeted market insights and networking opportunities based on industry trends. We specialize in designing and executing acceleration programs, offering 3-to-6-month mentorship, technical support, and compliance guidance to seamlessly integrate participating enterprises into blockchain networks. Our extensive network of partners, spanning industry organizations, investors, exchanges, and media across Asia, empowers clients to identify and capitalize on specific opportunities. Through these initiatives, we support Web3 enterprises in and beyond Asia in accelerating our clients’ growth by providing market entry services, network connections, technical assistance, and regulatory compliance support, thereby contributing to the global advancement of the Web3 ecosystem while adhering to applicable regulatory frameworks.

Industry-Influential Shareholders

Certain of our shareholders, such as Avenir Alpha Ltd, Mirana Ventures Limited, Waterdrip Investment Limited, Cipholio Ventures Limited, possess extensive experience in the blockchain technology and ecosystem development sectors. These shareholders are generally active and resourceful players in the Web3 ecosystem and have participated in the funding of early-stage blockchain projects, operation of Web3 start-up acceleration programs, and publication of research on emerging blockchain applications, advancing areas such as DeFi, RWA, and decentralized data networks. Their contributions enhance our acceleration programs in serving companies engaged in areas such as Web3, strengthen ecosystem integration for RWA and DeFi applications, and community governance frameworks, facilitate hardware-software integration for real-world blockchain applications, and offer research-driven cross-regional perspectives to help us plays a pivotal role in guiding overseas projects to establish and expand in Hong Kong’s regulatory-friendly ecosystem — leveraging our innovation hubs and partnerships like the Global Acceleration Program and RWA Bridge Program to provide compliance guidance, funding access, and local networks — while simultaneously facilitating Asia-based projects’ global growth through global acceleration cohorts and cross-border events. This collective expertise bolsters our competitive edge in facilitating the growth of decentralized infrastructure and application layers, enabling us to capitalize on global Web3 trends.

Diverse Business Lines with Meaningful Synergy

We maintain diverse business service offerings, including our flagship Global Acceleration Program, business consulting, event hosting, and referral business, which we believe generate synergy to enhance our market competitiveness. The Global Acceleration Program and other current or future programs seek to support Web3 projects in achieving commercialization through technical integration and mentorship guidance. Business consulting provides market trend analysis, risk management, and marketing strategy support, improving project adaptability. Event organization, such as policy forums, hackathons, and community meetups, fosters networking, generates sponsorship revenue, and creates collaboration opportunities for the referral business. This multi-line synergy enables us to efficiently support our clients and partners from incubation through global expansion, driving innovation and development in the Web3 ecosystem.

Ability to Replicate Service Offerings to Bridge Enterprises to Public Blockchains

We believe we possess the ability to replicate our service model for clients and across industries, connecting them to public blockchains to strengthen their influence in the Web3 ecosystem. Through partnerships with public blockchains, we offer standardized service processes. Additionally, we provide tailored compliance consulting to accelerate project onboarding and commercialization. This replicable service model enables us to efficiently serve multiple industries, promoting the widespread adoption of Web3 technologies.

Growth Strategies

Expansion of Our Consulting Service Offerings

A cornerstone of our development strategy is the expansion of our consulting business, which aims to deliver comprehensive professional services to global Web3 entrepreneurs, institutional investors, and traditional enterprises. This strategy is designed to help clients seize opportunities, mitigate risks, and achieve sustainable growth within the fast-evolving digital asset and blockchain markets. The consulting services that we plan to further develop encompass a broad spectrum of expertise, including:

•        Compliance and Regulatory Consulting:    We plan to continue to develop our capacity to provide in-depth analysis of digital asset regulatory frameworks across key international markets, including Hong Kong, Singapore, and beyond. We assist clients in designing tokenization, financing, and trading structures compliant with local regulations, while supporting project compliance filings and document preparation with regulatory authorities.

•        Market and Strategic Positioning:    We plan to continue to develop our capacity in offering tailored strategies for market entry and expansion within the Web3 ecosystem, delivering market research, competitive landscape analysis, and industry trend insights. Additionally, we facilitate connecting our partners and customers to our extensive partner network, including public blockchains, investment institutions, and ecosystem resources.

•        Technology and Business Model Consulting:    We plan to develop our capacity in supporting projects in vertical domains such as DeFi, RWA, DePIN, and GameFi by designing technical architectures, developing and validating token economic models, and assisting with the deployment of testnets, mainnets, and cross-chain interoperability solutions.

•        Financing and Investment Facilitation:    We plan to develop our capacity in designing financing structures and investor pitch materials for high-potential projects, connects clients with investment firms and exchanges, and provides strategies for capital market entry and secondary market exit planning.

Expanding and Deepening Strategic Partnerships

We will continue to expand and strengthen our collaborations with active public blockchains and other stakeholders in the Web3 ecosystem. These partnerships enhance technical integrations, accelerate project incubation, and expand ecosystem interconnectivity. By deepening these relationships, we aim to further develop, launch and operate collaborative and innovative solutions, such as RWA tokenization and DePIN infrastructure, positioning us as a preferred partner for industry participants seeking scalable Web3 deployments.

Enhancing Technology-Driven Innovation

To maintain a competitive edge, we will invest in technology-driven innovation, focusing on advancing our acceleration programs with cutting-edge tools and frameworks. This includes developing proprietary methodologies for token economics, cross-chain interoperability, and AI-enhanced decentralized applications. By integrating these innovations into our service offerings, we aim to attract tech-forward enterprises and solidify our reputation as a technology innovation hub, thereby capturing a larger segment of the growing Web3 market.

Optimizing Global Market Penetration

We plan to develop our global market penetration by expanding our regional hubs across Asia-Pacific and establishing new footholds in Europe and North America. This strategy involves tailoring services to local market needs, leveraging our base in Hong Kong to expand internationally, and participating in international events such as the Global Web3 Festival 2025. By enhancing our global network and brand visibility, we seek to increase our client base among multinational corporations and institutional investors, driving sustained revenue growth.

Broadening Client Base

We will expand our client portfolio by targeting a wider range of Web3 projects, from early-stage initiatives to established enterprises, across Asia and beyond. We aim to attract diverse projects through targeted events, referrals, and customized support, fostering global ecosystem growth.

Recruiting Specialized Talent

To sustain our active status and growth in Web3 innovation, we plan to hire professionals with deep expertise in blockchain, DeFi, and AI integration. This talent acquisition will enhance our ability to deliver technical guidance, compliance strategies, and market insights, ensuring our services remain at the forefront of industry trends.

Our Customers

We serve a variety of stakeholders and participants in the blockchain ecosystems internationally. For the year ended June 30, 2024, three major customers accounted for 47%, 25% and 18%, respectively, of our total revenues. For the year ended June 30, 2025, three major customers accounted for 20%, 18%, and 12%, respectively, of our total revenues.

Web 3.0 Strategic Consulting Services.    Our customers for our Web 3.0 strategic consulting service are typically companies that plan to enter into ventures in the Web3 ecosystem and seek for professional guidance. We typically enter into service agreements with such customers that provides for the scope of our services.

Web 3.0 Acceleration Program Management Services.    Our customers for our Web 3.0 acceleration program management service are typically our Program Partners. As of December 31, 2025, we have had nine Program Partners. We typically enter into strategic collaboration agreements with our Program Partners that describe the scope of collaboration.

Web 3.0 General Business Services.    Our customers for our Web 3.0 general business service are typically our Program Participants that completed our Global Acceleration Program and decided to seek additional services from us. We typically enter into service agreements with such customers that provides for the scope of our services.

Event Organization Services.    Our customers for our event organization services are typically event sponsors and organizers, and such services are typically provided on a one-time basis. We typically enter into written agreements with such customers that provides for the scope of our services

Referral and Other Businesses.    Our customers for our referral business are typically event and conference organizers, and such services are typically provided on a one-time basis. We typically do not enter into written agreements with such customers.

Advertising and Marketing

In marketing, we emphasize brand positioning and strategic partnerships highlighting our expertise in incubation, acceleration, and ecosystem co-building. As an active player in blockchain incubation business, we focus on early-stage incubation of Web3 infrastructure and decentralized applications (DApps). Our core brand value lies in connecting our clients with stakeholders in the blockchain markets in Asia and beyond.

We believe our marketing strategy, blending online and offline channels, can effectively attract clients. For online marketing, we use social media and our website, to draw industry institutions and startups via targeted campaigns showcasing advisory and incubation services. For offline marketing, we organize and attend events and engage with potential clients through project showcases and networking. We entertain a variety of marketing approaches and advertising venues.

Industry Summits and Alliance Endorsements.    We are an active participant in international events where we collaborated with over multiple projects to showcase incubation achievements, attracting attention from global developers and investors, and Bitcoin Asia Conference 2025, where Chun Long Wong, our Chief Executive Officer, was a guest speaker. We typically participate in summits and international conferences not only through exhibition booths but also by engaging in keynote speeches and panel discussions to promote our company and increase visibility. Additionally, we host our own side events before or after these summits to attract industry participants as potential clients for our service offerings.

Multi-Dimensional Marketing Approaches.    We focus on promoting business through a combination of online and offline strategies: For our online marketing services, we leverage domestic and international social media, and the official website to attract industry institutions and early-stage projects for consultation and collaboration, with the team facilitating business conversions. For our offline marketing services, we host a series of high-quality offline events, including but not limited to industry summits, developer workshops, and roadshows, to further drive company business.

Intellectual Property

Our intellectual property is important to our business. We rely on our trademark (for our company logo) to protect our intellectual property rights. As of the date of this prospectus, we owned one registered trademark in Hong Kong. We also owned one domain name, https://www.w3-board.com/.

Employees

As of June 30, 2025, 2024 and 2023, we had 17, 10 and 0 full-time employees, respectively. As of December 31, 2025, we employ 17 individuals, including our Chief Executive Officer, all of whom are located in Hong Kong and mainland China (in the case of our employees who work remotely. None of our employees is represented by a labor union or covered by a collective bargaining agreement. We may, from time to time, engage third-party contractors and consultants to support our operations. The board of directors or executive officers may authorize the hiring of additional employees as operational needs expand.

Properties

As of the date of this prospectus, we held one lease for our office space and did not own any property.

Insurance

We consider our insurance coverage to be customary for businesses of our size and type and in line with the standard commercial practice in the jurisdiction(s) where we operate. We maintain the employee compensation insurance for our employees.

History and Corporate Structure

Web3Labs Global Inc. is a Cayman Islands exempted company incorporated on September 30, 2025. Structured as a holding company with no material operations, we conduct our operations in Hong Kong through Web3hub, the wholly owned Hong Kong subsidiary of Web3Labs BVI.

Web3Labs BVI, incorporated on September 30, 2025 under the laws of British Virgin Islands, is our wholly-owned subsidiary in BVI and a holding company with no business operations, which, in turn, wholly owns all of the equity interest of Web3hub.

Web3hub, incorporated on March 3, 2017 under the laws of Hong Kong, is Web3Labs BVI’s wholly-owned subsidiary in Hong Kong, which is principally operated in Hong Kong. With the growth of our business and in order to facilitate international capital investment in us, we started a reorganization involving Web3Labs, Web3Labs BVI and Web3hub in September 2025 and completed it in October 2025.

Material Contracts

Investment Operation Agreement No. 1

On April 1, 2023, Web3hub, G-Rocket and Kit Chong Ng entered into an Investment Operation Agreement (“Investment Operation Agreement No. 1”), pursuant to which the parties agreed to establish a fund transfer and operation mechanism for Web3hub’s investment account, setting out responsibilities regarding cryptocurrency transfer, investment decision making, cryptocurrency-to-fiat conversion, fiat currency deposit and transfer, and risk management. Pursuant to the agreement, based on Web3hub’s written instructions, Mr. Ng shall transfer cryptocurrency from Web3hub’s ETH main wallet to G-Rocket’s investment account at the OSL exchange. After the cryptocurrency transfer, Mr. Ng will make independent BTC and ETH investment decisions. G-Rocket must provide Web3hub with monthly transaction statements with respect to G-Rocket’s OSL investment account. Web3hub can instruct Mr. Ng to convert cryptocurrency to fiat currency, with the fiat currency then deposited into G-Rocket’s designated bank account and subsequently transferred to Web3hub’s designated bank account within 14 business days upon G-Rocket’s receipt of the deposit. All related costs and exchange losses shall be borne by Web3hub, and G-Rocket shall only act as a transfer channel with no liability. If a single investment yields net profits of HK$1,000,000 or more, Mr. Ng will receive a 1% performance bonus, settled within 30 days after confirmation. All investment income, costs, losses, and risks shall be borne by Web3hub. G-Rocket provides only technical support and bears no liability, and Mr. Ng is not responsible for investment results or market risks.

The Agreement took effect as of April 1, 2023 and automatically renews annually. Any party may terminate it by one month written notice. Termination does not affect any rights or obligations accrued before termination.

Investment Operation Agreement No. 2

On April 1, 2025, Web3hub and Kit Chong Ng entered into a separate Investment Operation Agreement (“Investment Operation Agreement No. 2”), pursuant to which the parties agreed to establish a fund transfer and operation mechanism for Web3hub’s investment account, setting out responsibilities regarding cryptocurrency transfer, investment decision making, cryptocurrency-to-fiat conversion, fiat currency deposit and transfer, and risk management. Pursuant to Investment Operation Agreement No. 2, based on Web3hub’s written instructions, Mr. Ng shall direct investments of the digital currencies held by Web3hub.

Pursuant to Investment Operation Agreement No. 2, all investment incomes shall belong to Web3hub and all fees and expenses incurred by such investment activities shall be borne by Web3hub. The agreement has a term of one year, without automatic renewal. Any party may terminate the agreement by one-month written notice. Termination does not affect any rights or obligations accrued before termination.

Cryptocurrency Management Agreement

On April 1, 2023, Web3hub, Kit Chong Ng, Chun Long Wong, Joey Lam, a director of Web3hub, and Baodan Jin entered into a Cryptocurrency Management Agreement (“Cryptocurrency Management Agreement”), pursuant to which the parties agreed to establish a fund transfer and operation mechanism for Web3hub’s investment account, setting out responsibilities regarding cryptocurrency transfer, investment decision making, cryptocurrency-to-fiat conversion, fiat currency deposit and transfer, and risk management. Pursuant to the agreement, the designated persons are responsible for their respective wallets that are reserved for different corporate purposes, such as expenses for daily management or event organization. When a fee or expense needs to be paid, the responsible designated person is typically required to obtain written approval of the Company.

Pursuant to the Cryptocurrency Management Agreement, all investment incomes shall belong to Web3hub and all fees and expenses incurred by such investment activities shall be borne by Web3hub. The agreement took effect as of April 1, 2023 and automatically renews annually. Any party may terminate it by one-month written notice. Termination does not affect any rights or obligations accrued before termination.

Management Service Agreement

On April 1, 2026, Goldford Informatics Limited (“Goldford Informatics”), controlled by Kit Chong Ng’s spouse, and Web3hub entered into a Management Service Agreement (the “Management Service Agreement”). Pursuant to the Agreement, Goldford Informatics agreed to provide management services to Web3hub with respect to the provision of office rental, utilities, and office overheads. The Management Service Agreement has a term of one year term commencing on April 1, 2026. In consideration of the services provided, Web3hub shall pay Goldford Informatics a fixed management service fee of HK$2,590 per month, payable in arrears at the end of each calendar month. The monthly fee consists of HK$2,000 for the rental of shared office space and HK$590 for property management services. Either party may terminate the agreement by giving one month’s written notice to the other party.

Side Letter with Avenir

On October 20, 2025, in connection with our restructuring for this offering, Web3Labs, G-Rocket and Avenir Apha Limited (“Avenir”) entered into a Side Letter (the “Avenir October Side Letter”), pursuant to which the parties agreed that, among other things, the restructuring and entry into that certain share swap agreement, dated October 20, 2025, by and among Web3Labs, G-Rocket, Avenir and other shareholders thereto (the “Share Swap Agreement”), pursuant to which the shareholders of Web3hub exchanged their shares in Web3hub for ordinary shares in Web3Labs, shall not affect Avenir’s rights and obligations under (i) that certain Shareholder Agreement, dated May 7, 2025, by and among Web3hub, G-Rocket, Avenir and other shareholders thereto (the “2025 Shareholder Agreement”), pursuant to which Avenir and other shareholders were entitled to, among other things, certain notice rights, and (ii) that certain Side Letter, dated May 7, 2025, by and among Web3hub, G-Rocket, and Avenir (the “Avenir May Side Letter”), pursuant to which Avenir’s prior written consent is required for certain corporate actions of Web3hub, including, among other things, increasing or reducing share capital, issuances of shares, declaring or paying dividend and making an investment in an amount exceeding $600,000. We plan to negotiate with Avenir to amend the Avenir October Side Letter such that the rights and obligations contemplated therein will terminate upon or prior to the completion of this offering.

Side Letter with BC Client

On October 20, 2025, in connection with our restructuring for this offering, Web3Labs, G-Rocket and BC Client Services Limited (“BC Client”) entered into a Side Letter (the “BC Client Side Letter”), pursuant to which the parties agreed that, among other things, the restructuring and entry into the Share Swap Agreement shall not affect BC Client’ rights and obligations under the 2025 Shareholder Agreement, pursuant to which BC Client and other shareholders were entitled to, among other things, certain notice rights. We plan to negotiate with BC Client to amend the BC Client Side Letter such that the rights and obligations under the side letter will terminate upon or prior to the completion of this offering.

Legal Proceedings

As of the date of this prospectus, we are not aware of no material, active, pending or threatened proceeding against us or our subsidiaries, nor are we, or our subsidiaries, involved as a plaintiff or defendant in any material proceeding or pending litigation.

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial cost and diversion of our resources, including our management’s time and attention.

REGULATION

As a business operating in Hong Kong, we are subject to various regulations and rules promulgated by the Hong Kong government, governing the establishment of business, employment practices, workplace operations, taxation, data handling, and compliance controls in Hong Kong.

Under the Business Registration Ordinance, entities carrying on business in Hong Kong must register with the Commissioner of Inland Revenue and renew their registration periodically. Non-compliance may result in financial penalties and criminal liability.

Employment-related obligations arise under several ordinances and affect our operation in Hong Kong. The Employment Ordinance prescribes minimum employment standards, including wage protection, termination arrangements, rest days, statutory holidays, and leave entitlements. The Employees’ Compensation Ordinance requires employers to maintain insurance coverage for work-related injuries and to report workplace accidents within specified timeframes. Employers must also make mandatory contributions to the Mandatory Provident Fund Schemes for eligible employees and comply with the statutory minimum wage. The Occupational Safety and Health Ordinance imposes duties to maintain a safe working environment, with penalties for non-compliance. Operational risks extend to premises management under the Occupiers Liability Ordinance, which requires occupiers to take reasonable care to ensure the safety of lawful visitors.

Taxation obligations affecting our operations in Hong Kong include employer notifications to the Inland Revenue Department regarding the commencements and cessations of the employment of an individual who may be chargeable to tax. While Hong Kong does not impose tax on dividends or capital gains, profits tax applies to trading gains arising in Hong Kong, which is imposed at the rates of 8.25% on assessable profits up to HK$2,000,000 (approximately US$258,000) and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$258,000) on corporations from the year of assessment of 2018/2019 onwards.

Additional compliance requirements apply under cybercrime, anti-money laundering, counter-terrorist financing, and anti-bribery legislation, which impose obligations relating to system integrity, customer due diligence, reporting, and restrictions on improper advantages.

The Personal Data (Privacy) Ordinance establishes data protection principles governing the collection, use, retention, and security of personal data, and provides rights to data subjects.

The following is a brief summary of the Hong Kong laws and regulations that currently materially affect our business.

For additional information, please see “Risk Factors — Failure to obtain, renew, or retain licenses, permits or approvals may affect our ability to conduct or expand our business.”

Regulation Related to Business Registration

The Business Registration Ordinance (Chapter 310 of the Laws of Hong Kong) requires every person carrying on any business in Hong Kong to make an application to the Commissioner of Inland Revenue in the prescribed manner for the registration of that business, unless it is exempt under the Business Registration Ordinance. The Commissioner of Inland Revenue must register each business for which a business registration application is made and as soon as practicable after the prescribed business registration fee and levy are paid and issue a business registration certificate or branch registration certificate for the relevant business or the relevant branch, as the case may be. Business registration certificate will be issued on submission of the necessary document(s) together with payment of the relevant fee and is renewable every year or every three years (if business operators elect for issuance of business registration certificate that is valid for three years). Any person who fails to apply for business registration shall be guilty of an offence and shall be liable to a fine of HK$5,000 and to imprisonment for one year.

Regulation Related to Employment and Labor Protection

Employment Ordinance (Chapter 57 of the Laws of Hong Kong)

The Employment Ordinance (Chapter 57 of the Laws of Hong Kong), or the EO, is an ordinance enacted for, among other things, the protection of the wages of employees and the regulation of the general conditions of employment and employment agencies. Under the EO, an employee is generally entitled to, amongst other things, notice of termination of his or her employment contract; payment in lieu of notice; maternity protection in the case of a pregnant employee; not less than one rest day in every period of seven days; severance payments or long service payments; sickness allowance; statutory holidays or alternative holidays; and paid annual leave of up to 14 days depending on the period of employment.

Under section 25 of the EO, where a contract of employment is terminated, any sum due to the employee shall be paid to him/her as soon as it is practicable and in any case not later than seven days after the day of termination. Any employer who willfully and without reasonable excuse contravenes section 25 of the EO commits an offence and is liable to a maximum fine of HK$350,000 and imprisonment for three years.

Further, under section 25A of the EO, if any wages or any sum referred to in section 25(2)(a) of the EO are not paid within seven days from the day on which they become due, the employer shall pay interest at a specified rate on the outstanding amount of wages or sum from the date on which such wages or sum become due up to the date of actual payment. Under section 63CA of the EO, any employer who willfully and without reasonable excuse contravenes section 25A of the EO commits an offence and is liable on conviction to a maximum fine of HK$10,000.

Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong)

The Employees’ Compensation Ordinance (Chapter 282 of the Laws of Hong Kong), or the ECO, is an ordinance enacted for the purpose of providing for the payment of compensation to employees injured in the course of employment. As stipulated by the ECO, no employer shall employ any employee in any employment unless there is in force in relation to such employee a policy of insurance issued by an insurer for an amount not less than the applicable amount specified in the Fourth Schedule of the ECO in respect of the liability of the employer. According to the Fourth Schedule of the ECO, the insured amount shall be not less than HK$100,000,000 (approximately $12,900,000) per event if a company has no more than 200 employees. Any employer who contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$100,000 (approximately $12,900) and imprisonment for two years. An employer who has taken out an insurance policy under the ECO is required to display a prescribed notice of insurance in a conspicuous place on each of its premises where any employee is employed. Any employer who, without reasonable cause, contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$10,000 (approximately $1,290). We believe that we have taken sufficient employee compensation insurance for our employees required under the ECO.

Under section 15 of the ECO, an employer must notify the Commissioner for Labor of any work accident by submitting Form 2 (within 14 days for general work accidents and within seven days for fatal accidents), irrespective of whether the accident gives rise to any liability to pay compensation. If the happening of such accident was not brought to the notice of the employer or did not otherwise come to his knowledge within such period of seven or 14 days (as the case may be), then such notice shall be given not later than seven days or, as may be appropriate, 14 days after the happening of the accident was first brought to the notice of the employer or otherwise came to his knowledge.

Mandatory Provident Fund Schemes Ordinance (Chapter 485 of the Laws of Hong Kong)

The MPFSO is an ordinance enacted for the purposes of providing for the establishment of non-governmental mandatory provident fund schemes, or the MPF Schemes. The MPFSO requires every employer of an employee (other than exempt persons) of 18 years of age or above but under 65 years of age to take all practical steps to ensure the employee becomes a member of a registered MPF Scheme. Subject to the minimum and maximum relevant income levels, it is mandatory for both employers and their employees to contribute 5% of the employee’s relevant income to the MPF Scheme. For a monthly-paid employee, the maximum relevant income level is HK$30,000 (approximately $3,870) per month and the maximum amount of contribution payable by the employer to the MPF Scheme is HK$1,500 (approximately $193). Any employer who, without reasonable cause, contravenes this requirement commits a criminal offence and is liable on conviction to a fine of HK$350,000 (approximately $45,200) and imprisonment for three years, and to a daily penalty of HK$500 (approximately $65) for each day on which the offence is continued. As of the date of this prospectus, we believe that we have made all contributions required under the MPFSO.

Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong)

The Minimum Wage Ordinance (Chapter 608 of the Laws of Hong Kong), or the MWO, provides for a prescribed minimum hourly wage rate (currently at HK$42.1 per hour) during the wage period for every employee engaged under a contract of employment under the EO, save for stipulated exceptions. Any provision of the employment contract which purports to extinguish or reduce the right, benefit or protection conferred on the employee by the MWO is void.

Occupational Safety and Health Ordinance (Chapter 509 of the Laws of Hong Kong)

The Occupational Safety and Health Ordinance provides for the safety and health protection of employees in workplaces, both industrial and non-industrial and is therefore applicable to HK Subsidiaries’ employees in general. Among others, employer must, as far as reasonably practicable, ensure the safety and health of employees at work by:

(a)     providing and maintaining plant and work systems that are, so far as reasonably practicable, safe and without risks to health;

(b)    making arrangement for ensuring, so far as reasonably practicable, safety and absence of risks to health in connection with the use, handling, storage or transport of plant or substances;

(c)     providing all necessary information, instruction, training and supervision to employee as may be necessary to ensure, so far as reasonably practicable, safety and health;

(d)    providing and maintaining the workplace, and safe access to and egress from the workplace that are, so far as reasonably practicable, safe and without risks to health; and

(e)     providing and maintaining work environment that is, so far as reasonably practicable, safe and without risks to health.

Under section 6 of the Occupational Safety and Health Ordinance, failure to comply with any of the above provisions constitutes an offence and the employer is liable on conviction to a fine of HK$10,000,000. An employer who fails to do so intentionally, knowingly or recklessly commits an offence and is liable on conviction to a maximum fine of HK$10,000,000 and to imprisonment for two years.

The Commissioner for Labor may also issue improvement notices against non-compliance of the Occupational Safety and Health Ordinance, or suspension notices against activity of workplace which may create imminent hazard to the employees. Failure to comply with such notices constitutes an offence punishable by a maximum fine of HK$400,000 and HK$1,000,000 respectively and imprisonment of up to 12 months.

Occupiers Liability Ordinance (Chapter 314 of the Laws of Hong Kong)

The Occupiers Liability Ordinance regulates the obligations of a person occupying or having control of premises on injury resulting to persons or damage caused to goods or other property lawfully on the land.

The Occupiers Liability Ordinance also imposes a common duty of care on an occupier of premises to take such care as in all the circumstances of the case is reasonable to see that the visitor will be reasonably safe in using the premises for the purposes for which he is invited or permitted by the occupier to be there.

Regulations Related to Hong Kong Taxation

Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong)

Under the Inland Revenue Ordinance (Chapter 112 of the Laws of Hong Kong), where an employer commences to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than three months after the date of commencement of such employment. Where an employer ceases or is about to cease to employ in Hong Kong an individual who is or is likely to be chargeable to tax, or any married person, the employer shall give a written notice to the Commissioner of Inland Revenue not later than one month before such individual ceases to be employed in Hong Kong.

Tax on Dividends

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by the Company.

Capital Gains and Profit Tax

No tax is imposed in Hong Kong in respect of capital gains from the sale of shares. However, trading gains from the sale of shares by persons carrying on a trade, profession or business in Hong Kong, where such gains are derived from or arise in Hong Kong, will be subject to Hong Kong profits tax which is imposed at the rates of 8.25% on assessable profits up to HK$2,000,000 (approximately US$258,000) and 16.5% on any part of assessable profits over HK$2,000,000 (approximately US$258,000) on corporations from the year of assessment of 2018/2019 onwards. Certain categories of taxpayers (for example, financial institutions, insurance companies and securities dealers) are likely to be regarded as deriving trading gains rather than capital gains unless these taxpayers can prove that the investment securities are held for long-term investment purposes.

Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong)

Under the Stamp Duty Ordinance (Chapter 117 of the Laws of Hong Kong), the Hong Kong stamp duty, currently charged at the ad valorem rate of 0.1% on the higher of the consideration for or the market value of the shares, will be payable by the purchaser on every purchase and by the seller on every sale of Hong Kong shares (in other words, a total of 0.2% is currently payable on a typical sale and purchase transaction of Hong Kong shares). In addition, a fixed duty of HK$5 is currently payable on any instrument of transfer of Hong Kong shares. Where one of the parties is a resident outside Hong Kong and does not pay the ad valorem duty due by it, the duty not paid will be assessed on the instrument of transfer (if any) and will be payable by the transferee. If no stamp duty is paid on or before the due date, a penalty of up to ten times the duty payable may be imposed.

Regulations Related to Supply of Services

The Supply of Services (Implied Terms) Ordinance (Chapter 457 of the Laws of Hong Kong) (the “SOSO”) which aims to consolidate and amend the law with respect to the terms to be implied in contracts for the supply of services (including a contract for the supply of a service whether or not goods are also transferred or to be transferred, or bailed or to be bailed by way of hire under the contract) provides that:

(a)     where the supplier is acting in the course of a business, there is an implied term that the supplier will carry out the service with reasonable care and skill; and

(b)    where the supplier is acting in the course of a business, the time for service to be carried out is not fixed by the contract, is not left to be fixed in a manner agreed by the contract or is not determined by the course of dealing between the parties, there is an implied term that the supplier will carry out the service within a reasonable time.

Where a supplier is dealing with a party to a contract for the supply of service who deals as a consumer, the supplier cannot, by reference to any contract term, exclude or restrict any liability of his arising under the contract by virtue of the SOSO. Otherwise, where any right, duty or liability would arise under a contract for the supply of a service by virtue of the SOSO, it may (subject to the Control of Exemption Clauses Ordinance (Chapter 71 of the Laws of Hong Kong)) be negatived or varied by express agreement, or by the course of dealing between the parties, or by such usage as binds both parties to the contract.

Regulations Related to Cybercrime

Section 161 of the Crimes Ordinance (Chapter 200 of the Laws of Hong Kong) criminalizes access to computer with criminal or dishonest intent, whereby any person who obtains access to a computer (a) with intent to commit an offence; (b) with a dishonest intent to deceive; (c) with a view to dishonest gain for himself or another; or (d) with a dishonest intent to cause loss to another, whether on the same occasion as he obtains such access or on any future occasion, commits an offence and is liable on conviction upon indictment to imprisonment for 5 years.

Regulations Related to Anti-Money Laundering and Counter-Terrorist Financing

Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong)

The Anti-Money Laundering and Counter-Terrorist Financing Ordinance (Chapter 615 of the Laws of Hong Kong), or the AMLO, imposes requirements relating to client due diligence and record-keeping and provides regulatory authorities with the powers to supervise compliance with the requirements under the AMLO. In addition, the regulatory authorities are empowered to (i) ensure that proper safeguards exist to prevent contravention of specified provisions in the AMLO; and (ii) mitigate money laundering and terrorist financing risks.

Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong)

The Organized and Serious Crimes Ordinance (Chapter 455 of the Laws of Hong Kong), or the OSCO, empowers officers of the Hong Kong Police Force and the Hong Kong Customs and Excise Department to investigate organized crime and triad activities, and it gives the Hong Kong courts jurisdiction to confiscate the proceeds from organized and serious crimes, to issue restraint orders and charging orders in relation to the property of defendants of specified offences. The OSCO extends the money laundering offence to cover the proceeds of all indictable offences in addition to drug trafficking.

United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong)

The United Nations (Anti-Terrorism Measures) Ordinance (Chapter 575 of the Laws of Hong Kong), or the UNATMO, provides that it is a criminal offence to: (i) provide or collect funds (by any means, directly or indirectly) with the intention or knowledge that the funds will be used to commit, in whole or in part, one or more terrorist acts; or (ii) make any funds or financial (or related) services available, directly or indirectly, to or for the benefit of a person knowing that, or being reckless as to whether, such person is a terrorist or terrorist associate. The UNATMO also requires a person to report his knowledge or suspicion of terrorist property to an authorized officer, and failure to make such disclosure constitutes an offence under the UNATMO.

Regulation Related to Prevention of Bribery

Prevention of Bribery Ordinance (Chapter 201 of the Laws of Hong Kong)

Under the Prevention of Bribery Ordinance (Chapter 201 of the Laws of Hong Kong) (“PBO”), it is an offense for any agent who, without lawful authority or reasonable excuse, solicits or accepts any advantage as inducement to or reward for or otherwise on account of his doing or forbearing to do, or having done or forborne to do, any act in relation to his principal’s affairs or business; or showing or forbearing to show, or having shown or forborne to show, favor or disfavor to any person in relation to his principal’s affairs or business. Upon conviction, the agent concerned can be subject to a maximum penalty of a fine of HK$500,000 and imprisonment for 7 years.

Regulations Related to Personal Data

Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong)

The Personal Data (Privacy) Ordinance (Chapter 486 of the Laws of Hong Kong) (“PDPO”) imposes a statutory duty on data users to comply with the requirements of the six data protection principles (the “Data Protection Principles”) contained in Schedule 1 to the PDPO. The PDPO provides that a data user shall not do an act, or engage in a practice, that contravenes a Data Protection Principle unless the act or practice, as the case may be, is required or permitted under the PDPO. The six Data Protection Principles are:

•        Principle 1 — purpose and manner of collection of personal data;

•        Principle 2 — accuracy and duration of retention of personal data;

•        Principle 3 — use of personal data;

•        Principle 4 — security of personal data;

•        Principle 5 — information to be generally available; and

•        Principle 6 — access to personal data.

Non-compliance with a Data Protection Principle may lead to a complaint to the Privacy Commissioner for Personal Data (the “Privacy Commissioner”). The Privacy Commissioner may serve an enforcement notice to direct the data user to remedy the contravention and/or instigate prosecution actions. A data user who contravenes an enforcement notice commits an offense that may lead to a fine and imprisonment.

The PDPO also gives data subjects certain rights, inter alia:

•        the right to be informed by a data user whether the data user holds personal data of which the individual is the data subject;

•        if the data user holds such data, to be supplied with a copy of such data; and

•        the right to request correction of any data the individual considers to be inaccurate.

The PDPO criminalizes, including, but not limited to, the misuse or inappropriate use of personal data in direct marketing activities, non-compliance with a data access request, and the unauthorized disclosure of personal data obtained without the relevant data user’s consent. An individual who suffers damage, including injured feelings, by reason of a contravention of the PDPO in relation to his or her personal data may seek compensation from the data user concerned.

The Hong Kong Subsidiary is aware that in the conduct of its ordinary course of business, it may have to collect personal information and data of customers and/or their customers and users. The Hong Kong Subsidiary takes reasonable and appropriate measures to protect this information and data from being accessed by unauthorized third parties. The Hong Kong Subsidiary has adopted internal data privacy measures to minimize the risk in processing and handling such data, and to comply with applicable laws and regulations.

It is the internal control policy of the Hong Kong Subsidiary that it generally does not store any personal information and/or data of customers and their customers or users in its system unless the storage is on an as-needed basis. The personal information or data obtained by it is usually erased instantly once the services are provided.

Enforceability of Civil Liabilities

There is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty), and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud, (b) the proceedings in which the judgment was obtained were opposed to natural justice, (c) its enforcement or recognition would be contrary to the public policy of Hong Kong, (d) the court of the United States was not jurisdictionally competent, or (e) the judgment was in conflict with a prior Hong Kong judgment.

Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of U.S. courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States. Please see “Risk Factors — You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.”

MANAGEMENT

Directors, Director Nominees and Executive Officers

The following table sets forth information regarding our executive officers, directors and director nominees as of the date of this prospectus.

Name	Age	Position with our Company
Chun Long Wong	34	Chief Executive Officer and Director
Jie (Jill) Jiao	45	Chief Financial Officer
Haipeng Li	31	Chief Marketing Officer
Baodan Jin	41	Vice President
Yiu Ting Tsoi	53	Director
Robert Ciemniak	51	Independent Director Nominee
Ho Yin (Thomas) Fok	50	Independent Director Nominee
John Edwin Riggins	35	Independent Director Nominee
Siu Tat Chan	55	Strategic Advisor

Chun Long Wong — Chief Executive Officer and Director

Chun Long Wong has served as our Chief Executive Officer since April 2026 and director since September 2025, and has served as Chief Executive Officer of Web3hub since May 2023. Since September 2017, Mr. Wong has served as the Chief Executive Officer and Partner of Goldford Business Inc., a technology investment firm, where he catalyzed growth in many early-stage ventures across technology, education, and creative industries. Since August, 2025, Mr. Wong has served as the Executive Chairman of the Hong Kong Digital Asset Listing Association, an industry association promoting industry consensus, government-enterprise cooperation, and the development of a stablecoin regulatory innovation and digital finance infrastructure platform, where he is responsible for fostering industry collaboration, advocating for regulatory frameworks and robust digital finance infrastructure. In addition, Mr. Wong has been the Chairman of the Hong Kong Youth Synergy since June 2023, a non-profit organization dedicated to youth empowerment through education and entrepreneurship programs. Mr. Wong received a Bachelor’s degree in Social Policy and Administration from The Hong Kong Polytechnic University in 2014, and a post-graduate degree in Public Management (EMPA) from Tsinghua University in 2024. We believe Mr. Wong’s extensive experience in management, corporate finance and Web3 ecosystem qualifies him to serve on our board of directors.

Jie Jiao — Chief Executive Officer and Director

Jie (Jill) Jiao has served as our Chief Financial Officer since April 2026. Since June 2024, Ms. Jiao has served as the advisor of Play For Dream Inc., a technology company, where she previously served as the chief financial officer from June 2019 to June 2024 and was mainly responsible for capital markets operations, investment relations, financial management, and legal affairs. Ms. Jiao currently serves as an independent non-executive director of several publicly listed companies, including TradeGo FinTech Limited (HKEX: 8017) since September 2018, Palasino Holdings Limited (HKEX: 02536) since July 2024, EPI (Holdings) Limited (HKEX: 00689) since August 2024, Tianli Holdings Group Limited (HKEX: 0117) since December 2024, LVGEM (China) Real Estate Investment Co., Ltd. (HKEX: 0095) since February 2025, Amber International Holding Limited (f/k/a: iClick Interactive Asia Group Limited; Nasdaq: AMBR), The GrowHub Limited (Nasdaq: TGHL) since December 2025, Quhuo Limited (Nasdaq: QH) since July 2020 and Arta TechFin Corporation Limited (HKEX:0279). She previously held independent non-executive director roles at China Index Holdings Limited (Nasdaq: CIH) from June 2019 to May 2022, MOG Holdings Limited (HKEX: 1942) from April 2020 to August 2024, and Strong Petrochemical Holdings Limited (HKEX: 0852) from October 2024 to January 2025. Earlier in her career, Ms. Jiao served as the chief financial officer at iClick Interactive Asia Group Limited (Nasdaq: ICLK, which later changed its name to Amber International Holding Limited) from June 2014 to December 2018 and vice president at ArtGo Holdings Limited (HKEX: 3313) from March 2012 to May 2014.

From January 2010 to February 2012, Ms. Jiao served as the general counsel and head of the investor relationship department at Fang Holdings Limited (NYSE: SFUN), and from April 2007 to March 2010 and then from January 2014 to August 2025, she served as the board secretary of China Sunshine Paper Holdings Company Limited (HKEX: 2002). Ms. Jiao received her bachelor’s degree in law and economics from Peking University in 2003, and her master’s degree in law from Oxford University in 2005. Ms. Jiao is a Chartered Financial Analyst and obtained her PRC Legal Profession Qualification Certificate in 2010 and a certified practicing accountant (CPA) in Australia.

Haipeng Li — Chief Marketing Officer

Haipeng Li has served as Web3hub’s Chief Marketing Officer since August 2024 and is primarily responsible for market and brand management at Web3Labs. Mr. Li has eight years of experience in enterprise services and market development. From May 2021 to May 2024, Mr. Li was the Founder at Hangzhou Jingyun Technology Co., Ltd., a company engaged in providing precise financing matchmaking and incubation acceleration services for entrepreneurs, offering a comprehensive suite of innovation and entrepreneurship services, including business consulting, market expansion, human resources, project application, and professional technical services, and the company became an ecosystem partner of NetEase Group and Alibaba for certain industrial operation targeting government sectors. From March 2019 to March 2021, Mr. Li served as Innovation Center Director at the Zhejiang Era Businessman Financial Research Institute, where he was responsible for services including business school student recruitment, course development and management, and financing for entrepreneurial enterprises. Mr. Li obtained his Bachelor’s degree from Dalian Ocean University in 2017.

Baodan Jin — Vice President

Baodan Jin has served as the Vice President of Web3hub since September 2023, where she is primarily responsible for the operation and implementation of the Global Acceleration Program. Ms. Jin has over 10 years of experience in investment and Web3 industries. From March 2021 to September 2023, Ms. Jin served as Vice President at Bitrise Capital, a Singapore-based venture capital firm specializing in early-stage Web3 investments, where she was responsible for overall operations and investment management. From March 2014 to February 2021, Ms. Jin served as Chief Operating Officer at the Zhejiang Investment and Financing Association, an association focused on facilitating investment and financing services for small and medium-sized companies in China, where she oversaw the organization’s overall operations and execution. Ms. Jin received her Master’s degree from The Hong Kong Polytechnic University in 2017.

Yiu Ting Tsoi — Director

Yiu Ting Tsoi has served as our director since September 2025. Mr. Tsoi has more than 25 years of experience in investment banking, venture capital, and corporate finance. Since April 2018, Mr. Tsoi has served as the Founder and Chief Executive Officer of HBV Company Limited, a venture capital firm under the brand name of HB Ventures, which runs multiple funds under various entities that focus on early to growth stage investments in technology and Web3 sectors in Hong Kong and across the globe. Since June 2023, Mr. Tsoi has served as Investment Partner at Goldford, where he has been responsible for providing strategic advice related to investment. Mr. Tsoi was also a Managing Director of Paradigm Advisors, a boutique investment bank from 2019 to 2021. From May 2016 to March 2018, Mr. Tsoi served as the Chief Financial Officer of China South City Holdings, which was a leading developer and operator of large-scale integrated logistics and trade centers across China. From January 2010 to May 2016, Mr. Tsoi worked at J.P. Morgan and served as the Head of Hong Kong Corporate Finance from May 2014 to May 2016, where he sourced and executed various transactions across Asia, including mergers and acquisitions, initial public offerings, as well as equity and debt offerings. Prior to 2010, Mr. Tsoi held different investment banking and corporate finance roles with the Royal Bank of Scotland, ABN AMRO, Cazenove Asia, BNP Parabis, Bank of China International as well as The Stock Exchange of Hong Kong. Mr. Tsoi received his Bachelor’s degree in Business Administration from The Chinese University of Hong Kong in 1995, a degree in Master of Business Administration from London Business School in 2003, and a Master’s degree in Real Estate from the University of Cambridge in 2019. Mr. Tsoi is also a Chartered Certified Accountant (FCCA). We believe Mr. Tsoi’s extensive experience in management, corporate finance and investment industry qualifies him to serve on our board of directors.

Robert Ciemniak — Director Nominee

Robert Ciemniak will serve as our independent director upon commencement of the trading of our Class A ordinary shares on Nasdaq. Since February 2017, Mr. Ciemniak has served as the Chief Executive Officer of Robotic Online Intelligence Limited, a software company in AI-enhanced automation of market research. Since February 2012, Mr. Ciemniak has served the Chief Executive Officer as the Real Estate Foresight Limited, an independent market research firm. Both Real

Estate Foresight Limited and Robotic Online Intelligence Limited were set up via Rheticus Ventures Limited, a company founded by Mr. Ciemniak in January 2012. From June 2019 to April 2023, Mr. Ciemniak served as an independent director on the board of China Index Holdings (NASDAQ: CIH). From October 1998 to December 2011, Mr. Ciemniak served in various positions at Reuters Group plc and Thomson Reuters Corporation (Nasdaq: TRI), including Global Head of Real Estate Market and Head of Corporate Foresight in Group Strategy. Mr. Ciemniak is also a member of Project Chambers, a not-for-profit advocacy group committed to the sustainable development of the city of Hong Kong. Mr. Ciemniak received his master degree of management and marketing from Warsaw School of Economics and his dual MBA degree from London Business School and Columbia Business School.

Ho Yin (Thomas) Fok — Director Nominee

Ho Yin (Thomas) Fok will serve as a member of our board of directors upon commencement of trading of our Class A ordinary shares on Nasdaq. Mr. Fok has more than 25 years of experience in corporate finance, accounting and corporate governance, including directorships at five public companies listed on the HKEX. Since July 2012, Mr. Fok has served as a director and the sole shareholder of Perfect Promise Limited, a private company incorporated in BVI that is principally an investment holding company. From November 2019 to March 2023, Mr. Fok served as an independent non-executive director at Dafa Properties Group Limited (Stock Code: 6111). From November 2016 to June 2022, Mr. Fok served as an independent non-executive director at SFund International Holdings Limited (HKEX Stock Code: 1367). From August 2007 to June 2020, Mr. Fok served as an independent non-executive director at China Smarter Energy Group Holdings Limited (HKEX Stock Code: 1004). From June 2010 to June 2019, Mr. Fok served as an independent non-executive director at Landing International Development Limited (HKEX Stock Code: 0582). From September 2007 to July 2016, Mr. Fok served as Executive Director at Jian ePayment Systems Limited (HKEX Stock Code: 8165), where he was responsible for overseeing the finance function and the company’s corporate finance activities including corporate mergers and disposal, capital market exercises, banking and investors relationship and co-managing company’s business development activities. From November 2004 to April 2007, Mr. Fok served as Managing Director at Chief Finance Limited, where he was responsible for overseeing the overall operation including loan approvals and collection activities and structuring loan finance arrangements involving shares of listed and private companies, local and overseas properties. From May 2000 to March 2002, Mr. Fok served as an Executive in the Listing Division of The Stock Exchange of Hong Kong. Mr. Fok received his bachelor of commerce from University of Wollongong, Australia in 1994 and was a member of CPA Australia from 1998 to 2023. We believe Mr. Fok’s extensive experience in public company governance, corporate finance and investment industry qualifies him to serve on our board of directors.

John Edwin Riggins — Director Nominee

John Edwin Riggins will serve as a member of our board of directors upon commencement of trading of our Class A ordinary shares on Nasdaq. Mr. Riggins has over 10 years of experience in the crypto industry. Since March 2025, Mr. Riggins has served as Chief Executive Officer of Moon Inc. (formerly HK Asia Holdings Limited, HKEX Stock Code: 01723), a company listed on HKEX, and he was appointed as an Executive Director in February 2025. Since January 2023, Mr. Riggins has served as Founding Partner of UTXO Bitcoin Ecosystem Fund (under UTXO Management), a seed-stage fund that provides initial equity investments to startups pioneering the development of the crypto industry. Since February 2016, he has served as Head of International Business at BTC Inc., the publisher of Bitcoin Magazine and the organizer of the Bitcoin Annual Conference. Mr. Riggins received his bachelor of science degree in Commerce Business Administration with a major in International Economics and a minor in Chinese from University of Alabama. We believe Mr. Riggins’s background in public company governance, digital currency business and cryptocurrency industry qualifies him to serve on our board of directors.

Siu Tat Chan — Strategic Advisor

Siu Tat Chan has served as our strategic advisor since Apri 2026 and served as our Interim Chief Financial Officer from January 2026 through April 2026. Mr. Chan has extensive experience serving in senior management roles and as a director of public companies listed on the Hong Kong Stock Exchange (“HKEX”). Since September 2020, Mr. Chan has served as Executive Director of International Business Settlement Holdings Limited (HKEX Stock Code: 147), where he is responsible for the financial and capital planning for the company, the compliance with listing rules, corporate governance and relevant reporting requirements and group restructuring, and mergers and acquisitions. Since April 2022, Mr. Chan has served as an independent non-executive director at Ta Yang Group Holdings Limited

(HKEX Stock Code: 1991). From September 2017 to November 2020, Mr. Chan served as Vice President at Grand Ocean Advanced Resources Company Limited (HKEX Stock Code: 065). Mr. Chan served as Executive Director and Chief Executive Officer from March 2002 to August 2006 and as Assistant to Chairman from February 2011 to August 2015 at China Fire Safety Enterprises Group Limited (formerly traded on HKEX with stock code 445 and privatized in 2021). From November 2007 to December 2010, Mr. Chan served as Partner and Chief Investment Officer of AID Capital Partner, a private equity fund in Hong Kong, where he was responsible for leading the team performing project analysis and due diligence and monitoring post-investment activities including operation and financial results, and financial and cash flow forecast of invested projects. From November 2006 to May 2008, Mr. Chan served as an independent non-executive director at Tongguan Gold Group Limited (HKEX Stock Code: 0340). From 1994 to 1999, Mr. Chan worked in various roles in Audit and Corporate Advisory at Deloitte in Hong Kong. Mr. Chain received his Bachelor’s degree in Business Administration from Hong Kong University of Science and Technology in 1994. Mr. Chan is also a fellow member of The Association of Chartered Certified Accountants (FCCA) and a Certified Public Accountant (Practising) of the Hong Kong Institute of Certified Public Accountants (HKICPA).

Director Independence

The Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person who has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). Upon the effectiveness of the registration statement of which this prospectus forms a part, we expect to have three “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules prior to completion of this offering.

Our board has determined that each of Ho Yin (Thomas) Fok, John Edwin Riggins and Robert Ciemniak is an independent director under applicable SEC and Nasdaq rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Board of Directors and Committees

Upon the SEC’s declaration of effectiveness of our registration statement on Form F-1, of which this prospectus is a part, our board of directors will consist of five directors, including two executive directors and three independent directors. We will also establish an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee under the board of directors upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. We will adopt a charter for each of the three committees. Each of the committees of our board of directors shall have the composition and responsibilities described below. We will also adopt an Executive Compensation Clawback Policy, for which our Compensation Committee’s decisions will be final, conclusive, and binding on all of our executive officers.

Audit Committee

Robert Ciemniak, John Riggins and Ho Yin (Thomas) Fok will serve as members of our Audit Committee with [    ] serving as the chairman of the Audit Committee. Each of our Audit Committee members will satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our board of directors have determined that [    ] possesses accounting or related financial management experience that qualifies him as an “audit committee financial expert” as defined by the rules and regulations of the SEC. Our Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements. Our Audit Committee will perform several functions, including:

•        evaluating the independence and performance of, and assesses the qualifications of, our independent auditor, and engages such independent auditor;

•        approving the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approves in advance any non-audit service to be provided by the independent auditor;

•        monitoring the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

•        reviewing the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and reviews with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

•        overseeing all aspects of our systems of internal accounting control and corporate governance functions on behalf of the board;

•        reviewing and approving in advance any proposed related-party transactions and report to the full Board on any approved transactions; and

•        providing oversight assistance in connection with legal, ethical and risk management compliance programs established by management and our board of directors, including Sarbanes-Oxley Act implementation, and makes recommendations to our board of directors regarding corporate governance issues and policy decisions.

Compensation Committee

Robert Ciemniak, John Riggins and Ho Yin (Thomas) Fok will serve as members of our Compensation Committee with [    ] serving as the chairman of the Compensation Committee. All of our Compensation Committee members satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Compensation Committee will be responsible for overseeing and making recommendations to our board of our directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Our Executive Compensation Clawback Policy will be adopted upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part. The recovery of incentive-based compensation from an executive officer as provided for in this policy shall apply only in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of Company with any financial reporting requirement under the United States securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error was corrected in the current period or left uncorrected in the current period. Our Compensation Committee’s decisions with respect to this policy shall be final, conclusive, and binding on all of our executive officers.

Nominating and Corporate Governance Committee

Robert Ciemniak, John Riggins and Ho Yin (Thomas) Fok will serve as members of our Nominating and Corporate Governance Committee, with [    ] serving as the chairman of the Nominating and Corporate Governance Committee. All of our Nominating and Corporate Governance Committee members will satisfy the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Exchange Act. Our Nominating and Corporate Governance Committee will be responsible for identifying and proposing new potential director nominees to the board of directors for consideration and reviewing our corporate governance policies.

Board Oversight of Cybersecurity Risks

The management of the operation and the business affairs of a Cayman Islands company lies within the power of its board of directors, subject to a company’s articles of association. Directors of companies incorporated under the Companies Act (Revised) of the Cayman Islands (the “Companies Act”) are subject to both statutory obligations under the Companies Act as well as fiduciary duties under the common law to the extent applicable to Cayman Islands companies. In addition to the statutory duties which include duties such as reporting obligations, the maintenance of internal company registers, accounting requirements, etc., directors of Cayman Islands companies owe fiduciary duties including the duty to act in good faith and in the best interests of the company as well as a duty to act with care, skill and diligence under English common law principles. Maintaining sufficient protection against the increasing risks associated with cybercrime is one of the key challenges to the commercial world and, the overseeing of cybersecurity risks falls within the duties of the Company’s board of directors, including its independent directors. The independent directors will oversee cybersecurity when their appointment is effective designated upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part.

Our board of directors plays an active role in monitoring cybersecurity risks and is committed to the prevention, timely detection, and mitigation of the effects of any such incidents on our operations. In addition to regular reports from each of the board’s committees, the board receives regular reports from our management on material cybersecurity risks and the degree of our exposure to those risks. While the board oversees our cybersecurity risk management, management is responsible for day-to-day risk management processes. Management also works with a third party service provider,

i.e., a software company who provides software and antivirus supports to the Company to ensure appropriate controls are in place and to regularly monitor network activities. We believe this division of responsibilities is the most effective approach for addressing our cybersecurity risks and that our board leadership structure supports this approach.

Digital Asset Management Policy

We plan to adopt a Treasury Reserve Policy (the “Treasury Reserve Policy”) that guides our transactions of digital assets, while maintaining sufficient cash and cash equivalents to meet working capital, operational, and contractual requirements. We do not plan to use the proceeds in this offering to acquire digital assets. We intend to hold digital assets in an amount equal or less than 30% of the Company’s aggregate cash reserve, and the policy provides that we will not engage in short-term speculative trading, high-frequency trading, leveraged derivatives, or purely meme-based speculative activities. We intend to use funds available from operating revenue and available investment funds to acquire digital assets. The key elements of our digital asset strategy include:

•        Opportunistic Purchases:    The Company will, based on market conditions, macroeconomic environment, and internal professional analysis, opportunistically acquire digital assets (including but not limited to Bitcoin and other cryptographic assets that possess value storage potential and institutional acceptance) as part of its treasury asset allocation and active investment strategy. This approach is intended not only for long-term holding to achieve asset diversification, hedge against inflation, and enhance overall returns, but also as an attractive investment opportunity, rather than purely short-term speculative trading.

•        Scope of Digital Assets:    Eligible digital assets include the following:

•        Mainstream cryptocurrencies:    Bitcoin and Ethereum, due to their market dominance, high liquidity, institutional acceptance, and mature infrastructure;

•        Other digital assets with appreciation potential that meet certain criteria:

•        Strong fundamentals (e.g., active developer community, innovative applications, ecosystem growth, institutional investor participation);

•        High relevance to the Company’s Web3 services (e.g., supporting Company products, infrastructure, use cases, or client ecosystems);

•        Reasonable liquidity, market capitalization, and regulatory clarity (avoiding high-risk, purely speculative, or low-fundamental assets unless specially approved by the Board);

•        Preference for assets capable of generating yield (e.g., staking or yield mechanisms), subject to risk assessment.

•        Governance and Risk Management:    To ensure that investment decisions comply with corporate governance and risk control requirements, the Company plans to establish clear authorization thresholds: Purchases of a single transaction amounting to less than $50,000 (or the equivalent in other currencies, calculated at a reasonable market exchange rate on the transaction date) may be directly approved and executed by the Chief Executive Officer, Chief Financial Officer or his/her authorized personnel in the finance/investment department, without further submission to the board of directors for review. If a single transaction amounts to $50,000 or more but less than $150,000, such transaction must be approved by joint written approval by both the Chief Executive Officer and the Chief Financial Officer, with a copy of the notice submitted to the Board. If a single transaction amounts to more than $150,000, or cumulative acquisitions in a quarter will exceed $500,000, prior written approval from the board of directors or a board-authorized special committee must be obtained before proceeding. When submitting for review, the necessary information to be attached shall include the type of digital asset proposed for purchase, investment rationale, expected amount and source of funds, a summary of major risks (including volatility, liquidity, and regulatory risks), and basic custody security arrangements. All digital assets shall be custodied using institutionally recognized qualified custodians approved by the Company or a multi-signature cold/hot wallet hybrid model, with regular reports submitted to the board of directors on holdings status, unrealized gains/losses, and risk exposure.

•        Custody and Security:    All digital assets shall be held in secure, institutionally recognized methods, prioritizing qualified custodians compliant with applicable regulations (e.g., regulated entities compliant with U.S. SEC/CFTC standards such as Coinbase Custody, Fireblocks, etc., or in Hong Kong, SFC-regulated virtual asset custodians under the virtual asset custodian licensing regime, associated entities of SFC-licensed virtual asset trading platforms (VATPs), or Hong Kong Monetary Authority-approved banks and authorized institutions providing digital asset custody services) or a board-approved multi-signature cold/hot wallet hybrid model.

Code of Ethics

Effective upon the effectiveness of our registration statement on Form F-1, of which this prospectus is a part, we will adopt a code of ethics that applies to all of our executive officers, directors and employees in accordance with the rules of the Nasdaq and the SEC. The code of ethics codifies the business and ethical principles that govern all aspects of our business. We will file a copy of our Code of Ethics as an exhibit to the registration statement of which this prospectus is a part. You will be able to review these documents by accessing our public filings at the SEC’s website at www.sec.gov.

Family Relationships

There are no family relationships, or other arrangements or understandings between or among any of the directors, director nominees, executive officers or other person pursuant to which such person was selected to serve as a director or officer.

Duties of Directors

Under Cayman Islands law, our directors owe fiduciary duties to our company, including a duty of loyalty, a duty to act honestly, and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than what may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care, and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our company has the right to seek damages if a duty owed by our directors is breached. In limited exceptional circumstances, a shareholder may have the right to seek damages in the company’s name if a duty owed by the directors is breached. You should refer to “Description of Share Capital — Comparison of Cayman Islands Corporate Law and U.S. Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•        convening shareholders’ annual general meetings (if required by applicable laws) and reporting its work to shareholders at such meetings;

•        declaring dividends and distributions;

•        appointing officers and determining the term of office of the officers;

•        exercising the borrowing powers of our company and mortgaging the property of our company; and

•        approving the transfer of shares in our company, including the registration of such shares in our register of members.

Terms of Directors and Officers

Our officers are appointed by and serve at the discretion of our board of directors and may be removed by resolution of the board of directors or by the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the appointment of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the director resigns in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

Employment Agreements

Jin Employment Agreement

On March 1, 2024, Ms. Baodan Jin and Web3hub entered into an employment contract (the “Jin Employment Agreement”), pursuant to which, Ms. Jin serves as Vice President (Business Development and Public Relations) in the Marketing & External Liaison department. The employment is for a permanent position effective from March 1, 2024. Under the terms of the contract, Ms. Jin is entitled to a fixed base salary of RMB35,000 per month. Either party may terminate the contract without cause by providing two weeks’ written notice or, in the case of Web3hub, on payment of two weeks’ salary. This employment contract also contains confidentiality provisions, under which the employee must not disclose any confidential information relating to the Company’s clients, partners, financial status, or product and technical materials. These confidentiality obligations continue to apply indefinitely after termination of employment, except for information already made public by the Web3hub.

Li Employment Agreement

On August 1, 2024, Mr. Haipeng Li and Web3hub entered into an employment contract (the “Li Employment Agreement”), pursuant to which, Mr. Li serves as Marketing Executive in the Marketing & External Liaison department. The employment is for a permanent position effective from August 1, 2024. Under the terms of the contract, Mr. Li is entitled to a fixed base salary of RMB25,000 per month. Either party may terminate the contract without cause by providing two weeks’ written notice or, in the case of Web3hub, on payment of two weeks’ salary. This employment contract also contains standard confidentiality covenants. This employment contract also contains confidentiality provisions, under which the employee must not disclose any confidential information relating to the Company’s clients, partners, financial status, or product and technical materials. These confidentiality obligations continue to apply indefinitely after termination of employment, except for information already made public by the Web3hub.

Compensation of Directors and Executive Officers

For the fiscal year ended June 30, 2025, our executive officers received an aggregate of approximately US$0.8 million as compensation from our Hong Kong Subsidiary. For the fiscal year ended June 30, 2025, the total amounts set aside or accrued by our Hong Kong Subsidiary to provide pension, retirement or similar benefits to our executive officers were nil.

For the fiscal year ended June 30, 2025, our directors received an aggregate of approximately US$1.1 million as compensation from our Hong Kong Subsidiary. For the fiscal year ended June 30, 2025, the total amounts set aside or accrued by our Hong Kong Subsidiary to provide pension, retirement or similar benefits to our executive officers were nil.

Summary of Material Terms of the Web3Labs Global Inc. 2026 Equity Incentive Plan

The following is a summary of the material features of the Web3Labs Global Inc. 2026 Equity Incentive Plan (the “2026 Plan”).

Eligibility

The Administrator may grant awards to any director, employee or consultant of the Company or its subsidiaries. Only employees are eligible to receive incentive stock options.

Administration

The 2026 Plan will be administered by a committee of at least one member of the Board or if no such committee has been appointed by the Board, the Board (collectively, the “Administrator”). The Administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of the 2026 Plan, subject to the 2026 Plan’s express terms and conditions. The Administrator will also set the terms and conditions of all awards under the 2026 Plan, including any vesting and vesting acceleration conditions.

Share Reserve

The maximum aggregate number of Class A ordinary shares of the Company that may be issued under the 2026 Plan is [    ]. No Class B Ordinary Shares are available for issuance under the 2026 Plan.

Class A ordinary shares issuable under the 2026 Plan may be authorized, but unissued, or reacquired shares. Class A ordinary shares underlying any awards under the 2026 Plan that are settled in cash, forfeited, canceled, repurchased, held back upon exercise of an option or settlement of an award to cover the exercise price or tax withholding satisfied without the issuance of stock or otherwise terminated (other than by exercise) will be added back to the shares available for issuance under the 2026 Plan. Additionally, shares issued as “substitute awards” (as defined in the 2026 Plan) will not count against the 2026 Plan’s share limit.

The share reserve described herein may be subject to certain adjustments in the event of certain changes in the capitalization of the Company (see Equitable Adjustments below).

Types of Awards

The 2026 Plan provides for the grant of share options, share appreciation rights, restricted shares, restricted share units, or other share-based awards (collectively, “awards”).

Share Options.    The 2026 Plan permits the granting of non-qualified share options, which do not qualify as incentive stock options under Section 422. The exercise price of each option will be determined by the Administrator, but such exercise price may not be less than 100% of the fair market value of one Share on the date of grant. The term of each option will be set by the Administrator and may not exceed ten (10) years from the date of grant. The Administrator will determine at what time or times each option may be exercised, including the ability to accelerate the vesting of such options.

Share Appreciation Rights.    The Administrator may award share appreciation rights subject to such conditions and restrictions as it may determine. Share appreciation rights entitle the recipient to Class A ordinary shares or cash, equal to the value of the appreciation in the price of Class A ordinary shares over the exercise price, as set by the Administrator. The term of each share appreciation right will be set by the Administrator and may not exceed ten years from the date of grant. The Administrator will determine at what time or times each share appreciation right may be exercised, including the ability to accelerate the vesting of such share appreciation rights.

Restricted Shares.    A restricted share award is an award of Class A ordinary shares that vest in accordance with the terms and conditions established by the Administrator. The Administrator will determine the persons to whom grants of restricted share awards are made, the number of restricted shares to be awarded, the price (if any) to be paid for the restricted shares, the time or times within which awards of restricted shares may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of restricted share awards. Unless otherwise provided in the applicable award agreement, a participant generally will have the rights and privileges of a shareholder as to such restricted shares, including without limitation the right to vote such restricted shares and the right to receive cash dividends, if applicable.

Restricted Share Units.    Restricted share units are the right to receive Class A ordinary shares at a future date in accordance with the terms of such grant upon the attainment of certain conditions specified by the Administrator. Restrictions or conditions could include, but are not limited to, the attainment of performance goals, continuous service with the Company or its subsidiaries, the passage of time or other restrictions or conditions. The Administrator determines the persons to whom grants of restricted share units are made, the number of restricted share units to be awarded, the time or times within which awards of restricted share units may be subject to forfeiture, the vesting schedule, and rights to acceleration thereof, and all other terms and conditions of the restricted share unit awards. The value of the restricted share units may be paid in Class A ordinary shares, cash, other securities, other property, or a combination of the foregoing, as determined by the Administrator.

The holders of restricted share units will have no voting rights. Prior to settlement or forfeiture, restricted share units awarded under the 2026 Plan may, at the Administrator’s discretion, provide for a right to dividend equivalents.

Other Share or Cash Based Awards.    Under the 2026 Plan, Other Share or Cash Based Awards may be granted either alone, in addition to, or in tandem with, other awards granted under the 2026 Plan and/or cash awards made outside the 2026 Plan. The Administrator has the authority to determine the service providers to whom and the time or times at which Other Share or Cash Based Awards will be made, the amount of such Other Share or Cash Based Awards, and all other conditions of the Other Share or Cash Based Awards including any dividend or voting rights.

Vesting.    Each award under the 2026 Plan may or may not be subject to vesting, restrictions, and/or other conditions as the Administrator may determine. Vesting conditions may include service-based conditions, performance-based conditions, such other conditions as the Administrator may determine, or any combination thereof. Unless specifically set forth in an award agreement, awards will not be considered subject to any performance-based condition. An award agreement may provide for accelerated vesting upon certain specified events.

Performance criteria for performance-based awards may be based on the attainment of specific levels of performance of the Company (and/or one or more subsidiaries, divisions, business segments or operational units, or any combination of the foregoing) and may include, without limitation, any of the following: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) revenue or revenue growth (measured on a net or gross basis); (iv) gross profit or gross profit growth; (v) operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on assets, capital, invested capital, equity, or sales); (vii) cash flow (including, but not limited to, operating cash flow, free cash flow, net cash provided by operations and cash flow return on capital); (viii) financing and other capital raising transactions (including, but not limited to, sales of the Company’s equity or debt securities); (ix) earnings before or after taxes, interest, depreciation and/or amortization; (x) gross or operating margins; (xi) productivity ratios; (xii) share price (including, but not limited to, growth measures and total shareholder return); (xiii) expense targets; (xiv) margins; (xv) productivity and operating efficiencies; (xvi) customer satisfaction; (xvii) customer growth; (xviii) working capital targets; (xix) measures of economic value added; (xx) inventory control; (xxi) enterprise value; (xxii) sales; (xxiii) debt levels and net debt; (xxiv) combined ratio; (xxv) timely launch of new facilities; (xxvi) client retention; (xxvii) employee retention; (xxviii) timely completion of new product rollouts; (xxix) cost targets; (xxx) reductions and savings; (xxxi) productivity and efficiencies; (xxxii) strategic partnerships or transactions; and (xxxiii) personal targets, goals or completion of projects. Any one or more of the performance criteria may be used on an absolute or relative basis to measure the performance of the Company and/or one or more subsidiaries as a whole or any business unit(s) of the Company and/or one or more subsidiaries or any combination thereof, or any of the above performance criteria may be compared to the performance of a selected group of comparison or peer companies, or a published or special index that the Administrator deems appropriate, or as compared to various stock market indices.

Repricing

Notwithstanding anything to the contrary in the 2026 Plan, unless a repricing is approved by shareholders, in no case may the Administrator (i) amend an outstanding option or share appreciation right to reduce the exercise price of the award, (ii) cancel, exchange, or surrender an outstanding option or share appreciation right in exchange for cash or other awards for the purpose of repricing the award, or (iii) cancel, exchange, or surrender an outstanding option or share appreciation right in exchange for an option or share appreciation right with an exercise price that is less than the exercise price of the original award.

Equitable Adjustments

In the event that any dividend or other distribution, recapitalization, share split, reverse share split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Class A ordinary shares or other securities of the Company, or other change in the corporate structure of the Company affecting the Class A ordinary shares occurs such that an adjustment is determined by the Administrator (in its sole discretion) to be appropriate in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the 2026 Plan, then the Administrator will adjust (i) the number and class of ordinary shares which may be delivered under the 2026 Plan, (ii) the number, class, and price of Class A ordinary shares subject to outstanding awards, (iii) any applicable performance criteria, performance period, and other terms and conditions of outstanding performance awards, and (iv) the 2026 Plan share limit.

Change in Control

In the event of a change in control (as defined in the 2026 Plan), each outstanding award shall be assumed or an equivalent award substituted by the acquiring or successor corporation or a parent of the acquiring or successor corporation. Unless determined otherwise by the Administrator, if a successor refuses to assume or substitute for the award, (A) the participant will fully vest in and have the right to exercise the award, (B) all applicable restrictions will lapse, and (C) all performance objectives and other vesting criteria will be deemed achieved at targeted levels. If an option or stock appreciation right is not assumed or substituted in the event of a change in control, the Administrator will notify affected participants in writing or electronically that the option or stock appreciation right will be exercisable, to the extent vested, for a period of up to fifteen (15) days from the date of such notice, and the option or stock appreciation right will terminate upon the expiration of such period.

Term

The 2026 Plan will become effective when approved by our shareholders, and, unless terminated earlier, the 2026 Plan will continue in effect for a term of ten (10) years.

Amendment and Termination

Our Board may amend, alter, suspend or terminate the 2026 Plan at any time. No amendment or termination of the 2026 Plan will materially impair the rights of any participant unless mutually agreed otherwise between the participant and the Company. Approval of the stockholders shall be required for any amendment, where required by applicable law, as well as (i) to increase the number of Class A ordinary shares available for issuance under the 2026 Plan and (ii) to change the persons or class of persons eligible to receive awards under the 2026 Plan.

Recoupment Policy

All awards granted under the 2026 Plan, all amounts paid under the 2026 Plan, and all Class A ordinary shares issued under the 2026 Plan shall be subject to reduction, recoupment, clawback, or recovery by the Company in accordance with applicable laws and with Company policy.

Material United States Federal Income Tax Considerations

The following is a general summary under current law of the material U.S. federal income tax considerations related to awards and certain transactions under the 2026 Plan, based upon the current provisions of the Code and regulations promulgated thereunder. This summary deals with the general federal income tax principles that apply and is provided only for general information. It does not describe all federal tax consequences under the 2026 Plan, nor does it describe state, local, or foreign income tax consequences or federal employment tax consequences. The rules governing the tax treatment of such awards are quite technical, so the following discussion of tax consequences is necessarily general in nature and is not complete. In addition, statutory provisions are subject to change, as are their interpretations, and their application may vary in individual circumstances. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

The 2026 Plan is not qualified under the provisions of Section 401(a) of the Code and is not subject to any of the provisions of the Employee Retirement Income Security Act of 1974, as amended. The Company’s ability to realize the benefit of any tax deductions described below depends on the Company’s generation of taxable income as well as the requirement of reasonableness and the satisfaction of the Company’s tax reporting obligations.

Nonqualified Options.    The 2026 Plan only permits the grant of nonqualified stock options. No income is generally realized by the optionee at the time a nonqualified option is granted. Generally, (i) at exercise, ordinary income is realized by the optionee in an amount equal to the difference between the option exercise price and the fair market value of the Class A ordinary shares issued on the date of exercise, and the Company or its subsidiaries receive a tax deduction for the same amount, and (ii) at disposition, appreciation or depreciation after the date of exercise is treated as either short-term or long-term capital gain or loss depending on how long the Class A ordinary shares have been held. Special rules will apply where all or a portion of the exercise price of the nonqualified option is paid by tendering Class A ordinary shares. Upon exercise, the optionee will also be subject to Social Security taxes on the excess of the fair market value of the Class A ordinary shares over the exercise price of the option.

Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Dividend Equivalent Awards and Other Stock- and Cash-Based Awards.    The current federal income tax consequences of other awards authorized under the 2026 Plan generally follow certain basic patterns: (i) stock appreciation rights are taxed and deductible in substantially the same manner as nonqualified options; (ii) nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value of the Class A ordinary shares over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through a Section 83(b) election); and (iii) restricted stock units, dividend equivalents, and other stock- or cash-based awards are generally subject to tax at the time of payment. The Company or its subsidiaries generally should be entitled to a federal income tax deduction in an amount equal to the ordinary income recognized by the participant at the time the participant recognizes such income.

The participant’s basis for the determination of gain or loss upon the subsequent disposition of Class A ordinary shares acquired from a stock appreciation right, restricted stock, restricted stock unit, dividend equivalent award, or other stock-based award will be the amount paid for such Class A ordinary shares plus any ordinary income recognized when the shares were originally delivered, and the participant’s capital gain holding period for those shares will begin on the day after they are transferred to the participant.

Performance Awards.    The tax consequences of performance awards will generally mirror those of the underlying award type, each of which is discussed above.

Parachute Payments.    The vesting of any portion of an award that is accelerated due to the occurrence of a change in control (such as a sale event) may cause all or a portion of the payments with respect to such accelerated awards to be treated as “parachute payments” as defined in the Code. Any such parachute payments may be non-deductible to either the Company or its subsidiaries, in whole or in part, and may subject the recipient to a non-deductible 20% federal excise tax on all or a portion of such payment (in addition to other taxes ordinarily payable).

Section 409A.    The foregoing description assumes that Section 409A of the Code does not apply to an award under the 2026 Plan. In general, stock options and stock appreciation rights are exempt from Section 409A if the exercise price per share is at least equal to the fair market value per share of the underlying stock at the time the option or stock appreciation right was granted. Restricted stock awards are not generally subject to Section 409A. Restricted stock units are subject to Section 409A unless they are settled within two and one-half months after the end of the later of (1) the end of the Company’s fiscal year in which vesting occurs or (2) the end of the calendar year in which vesting occurs. If an award is subject to Section 409A and the provisions for the exercise or settlement of that award do not comply with Section 409A, then the participant would be required to recognize ordinary income whenever a portion of the award vested (regardless of whether it had been exercised or settled). This amount would also be subject to a 20% federal tax and premium interest in addition to the federal income tax at the participant’s usual marginal rate for ordinary income.

PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this prospectus and beneficial ownership of our Class A ordinary shares and Class B ordinary shares immediately following the closing of this offering, by:

•        each person known by the Company to be the beneficial owner of more than 5% of the Company’s ordinary shares issued and outstanding;

•        each of the Company’s named executive officers and directors; and

•        all executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by him, subject to applicable community property laws.

Unless otherwise indicated, the business address of each of the entities, directors and executives in this table is Flat B, 1/F., Po Sing Mansion, No. 157 Kowloon City Road, Kowloon, Hong Kong. Unless otherwise indicated and subject to community property laws and similar laws, the Company believes that all parties named in the table below have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner	Prior to this Offering		Immediately Following the Closing of this Offering
	Ordinary Shares	Percentage Ownership of Ordinary Shares(1)	Class A Ordinary Shares	Percentage Ownership of Class A Ordinary(2)	Class B Ordinary Shares	Percentage Ownership of Class B Ordinary Shares(2)	Percentage of Total Voting Power
5% or Greater Shareholders (Other Than Executive Officers and Directors):
G-Rocket Holdings Limited(3)	20,877,920	83.5%	19,834,024	65.7%	1,043,896	100%	79.7%
Goldford Business Inc.(4)	20,877,920	83.5%	19,834,024	65.7%	1,043,896	100%	79.7%
Fire Lucky Investment Co., Ltd.(6)	1,855,815	7.8%	1,855,815	6.1%	—	—	3.6%
Executive Officers and Directors
Chun Long Wong(4)(5)	1,328,094	5.6%	1,380,448	4.6%	72,655	7.0%	5.6%
Jie Jiao
Haipeng Li	—	—	—	—	—	—	—
Baodan Jin	—	—	—	—	—	—	—
Yiu Ting Tsoi	—	—	—	—	—	—	—
Robert Ciemniak	—	—	—	—	—	—
John Edwin Riggins	—	—	—	—	—	—
Ho Yin (Thomas) Fok	—	—	—	—	—	—
All directors and executive officers as a group (six individuals)	1,328,094	5.6%	1,380,448	4.6%	72,655	7.0%	5.6%

____________

(1)      Based on 25,000,000 ordinary shares issued and outstanding as of the date of this prospectus.

(2)      Assumes no exercise of the underwriter’s over-allotment option.

(3)      Consists of (i) 12,015,243 ordinary shares beneficially held by Goldford Business Inc., a British Virgin Islands business company; (ii) 4,424,031 ordinary shares beneficially held by United Edge Investments Limited, a British Virgin Islands business company (“United Edge”); and (iii) 3,183,883 ordinary shares beneficially held by Zhicheng Wang. Kit Chong Ng, as the chairman and founder of Goldford, beneficially holds 100% of the equity interest of Goldford, the majority shareholder of G-Rocket Holdings Limited, a British Islands/Cayman Islands company. As such, Mr. Ng may be deemed to have the voting and dispositive power of the ordinary shares beneficially held by G-Rocket. Mr. Ng disclaims any beneficial ownership of the reported ordinary shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly. The registered address of G-Rocket is Flat B, 1/F., Po Sing Mansion, No. 157 Kowloon City Road, Kowloon, Hong Kong.

(4)      Represents 12,015,243 ordinary shares beneficially held by Goldford. Kit Chong Ng, the chairman and founder of Goldford, beneficially holds 100% of the equity interest of Goldford. As such, he may be deemed to have the voting and dispositive power of the ordinary shares beneficially held by Goldford. In addition, Chun Long Wong is the Chief Executive Officer and Partner of Goldford. The registered address of Goldford Business Inc. is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands VG1110.

(5)      Chun Long Wong, our Chief Executive Officer, holds 31.6% of the equity interest of United Edge and, as such, Mr. Wong is deemed to beneficially own 1,328,094 ordinary shares, representing approximately 5.6% of our total issued and outstanding ordinary shares.

(6)      Represents 1,855,815 ordinary shares held by Fire Lucky Investment Co., Ltd., a Cayman Islands exempted company, (“Fire Lucky”). Dawei Yuan is the director of Fire Lucky and holds 100% of the equity interest of Fire Lucky. As such, Mr. Yuan may be deemed to have the voting and dispositive power of the ordinary shares directly held by Fire Lucky. Mr. Yuan disclaims any beneficial ownership of the reported ordinary shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly. The registered address of Fire Lucky is offices of Vistra (Cayman) Limited, P. O. Box 3119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 – 1205 Cayman Islands.

RELATED PARTY TRANSACTIONS

In addition to the executive officer and director compensation arrangements discussed in “Compensation of Directors and Executive Officers,” we describe below the related party transactions of our Company and our Hong Kong Subsidiary that occurred during the past two fiscal years up to the date of this prospectus.

Employment Agreements

See “Management — Employment Agreements.”

Private Placements

See “Description of Share Capital — History of Securities Issuances.”

Other Related Party Transactions

Set forth below are our other material related party transactions in the fiscal years ended June 30, 2024 and 2025, and for the period from July 1, 2025 through January 15, 2026.

Amounts due from related parties

As of June 30, 2024, amounts due from Chun Long Wong, Tinyu International Limited and Hong Kong Youth Synergy Foundation Ltd were HK$45 thousand, HK$0.2 million and HK$3.8 million, respectively. The amounts due from Chun Long Wong result from the arrangements for temporary advances for operating purposes. The amounts from Tinyu International Limited and Hong Kong Youth Synergy Foundation Ltd represent the short-term, non-interest bearing advances and were due on demand.

As of June 30, 2025, amounts due from Chun Long Wong, Kit Chong Ng, Tinyu International Limited, G-Rocket and Hong Kong Youth Synergy Foundation Ltd were HK$45 thousand, HK$0.4 million, HK$0.2 million, HK$2.1 million and HK$2.2 million, respectively. The amounts due from Chun Long Wong, and Kit Chong Ng result from the arrangements for temporary advances for operating purposes. The amounts from Tinyu International Limited and Hong Kong Youth Synergy Foundation Ltd represent the short-term, non-interest bearing advances and were due on demand. The amount due from G-Rocket resulted from an operating arrangement for a related party to collect a consulting project income on behalf of Web3Labs Hong Kong. The outstanding balance was interest free and settled on October 22, 2025.

As of January 15, 2026, there were no outstanding amounts due from related parties and the balance of amounts due from related parties as of June 30, 2025 were fully settled.

Amounts due to related parties

As of June 30, 2024 and 2025, amounts due to Goldford Informatics were HK$0.2 million and HK$0.2 million, respectively, representing the accrued operating support expenses.

As of June 30, 2024, amounts due to Kit Chong Ng and G-Rocket were HK$0.1 million and HK$12 thousand, respectively. All the amounts represent fund transfer for operating purposes.

As of January 15, 2026, there were no outstanding amounts due to related parties and the balance of amounts to related parties as of June 30, 2025 were fully settled.

Crypto Investment Receivable from a related party

As of June 30, 2024 and 2025, Crypto Investment Receivable from a related part was due from G-Rocket of HK$10 thousand and HK$0.2 million, representing digital assets transferred to a designated wallet and entrusted to the related party for discretionary crypto asset investment. See also “Business — Material Contract — Investment Operation Agreement No. 1 and No. 2.”

Transactions with Related Parties

For the fiscal years ended June 30, 2024 and 2025, advance payments to Chun Long Wong were HK$0.1 million and nil, respectively, and repayment from Chun Long Wong were HK$94 thousand and nil, respectively. All the transactions represent temporary advances and repayments for operational purposes. These transactions are unsecured, interest free without fixed maturity date and due on demand.

For the period from July 1, 2025 through January 15, 2026, repayments from Chun Long Wong for temporary advances for operating purposes were HK$45 thousand.

For the fiscal years ended June 30, 2024 and 2025, advance payments, net to Kit Chong Ng were HK$0.2 million and HK$0.5 million (US$ 61 thousand), respectively. All the transactions represent temporary advances and repayments for operational purposes. These transactions are unsecured, interest free without fixed maturity date and due on demand.

For the period from July 1, 2025 through January 15, 2026, repayment from Kit Chong Ng for temporary advances for operating purposes was HK$0.4 million.

For the fiscal years ended June 30, 2024 and 2025, payments on behalf the Group from G-Rocket were HK$14 thousand and nil, respectively, and collection on behalf the Group by G-Rocket were nil and HK$2.1 million (US$0.3 million), respectively. All the transactions represent temporary advances and repayments for operational purposes. These transactions are unsecured, interest free without fixed maturity date and due on demand. For the fiscal years ended June 30, 2024 and 2025, gain from crypto investment receivable related to G-Rocket were HK$0.4 million and HK$0.8 million (US$ 0.1 million), respectively, and net settlement of crypto investment receivable from G-Rocket were HK$0.4 million and HK$0.6 million (US$ 72 thousand), respectively.

For the period from July 1, 2025 through January 15, 2026, repayments from G-Rocket were HK$2.3 million, which consisted of the settlement of HK$2.1 million in consulting service income and the return of HK$0.2 million from digital assets previously entrusted to G-Rocket for discretionary investment purposes.

For the period from July 1, 2025 through January 15, 2026, advance payments from G-Rocket and repayments to G-Rocket were HK$0.2 million and HK$0.2 million, respectively. All the transactions represent temporary advances and repayments for operational purposes. These transactions are unsecured, interest free without fixed maturity date and due on demand.

For the fiscal years ended June 30, 2024 and 2025, payments for service fees to Goldford Informatics were HK$0.1 million and nil, respectively, operating expenses recognized for services provided by Goldford Informatics amounted to HK$90 thousand and nil, respectively. The transactions represented operating support expenses that the Group sourced from Goldford Informatics.

For the period from July 1, 2025 through January 15, 2026, payment for operating support service fees to Goldford Informatics was HK$0.2 million.

For the fiscal years ended June 30, 2024 and 2025, advance payments to Tinyu International Limited were HK$0.2 million and nil, respectively, which result from short-term advances that were non-interest bearing and were due on demand.

For the period from July 1, 2025 through January 15, 2026, repayment from Tinyu International Limited for the short-term, non-interest bearing advances was HK$0.2 million.

For the fiscal years ended June 30, 2024 and 2025, advance payments to Hong Kong Youth Synergy Foundation Ltd were HK$3.8 million and nil, respectively, and repayment from Hong Kong Youth Synergy Foundation Ltd were nil and HK$1.6 million (US$ 0.2 million), respectively, which result from short-term advances that were non-interest bearing and were due on demand.

For the period from July 1, 2025 through January 15, 2026, repayment from Hong Kong Youth Synergy Foundation Ltd for the short-term, non-interest bearing advances was HK$2.2 million.

See Note 13 to our Consolidated Financial Statements included elsewhere in this prospectus for more information on transactions with related parties.

DESCRIPTION OF SHARE CAPITAL

The following description of our securities and provisions of our memorandum and articles of association, as amended from time to time, are summaries and do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, copies of which are filed as an exhibit to the registration statement of which this prospectus is a part.

General

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Act (Revised) of the Cayman Islands (which we refer to as the Companies Act below) and the common law of the Cayman Islands.

We were incorporated as an exempted company with limited liability under the Companies Act on September 30, 2025. A Cayman Islands exempted company:

•        is a company that conducts its business mainly outside the Cayman Islands;

•        is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

•        does not have to hold an annual general meeting;

•        does not have to make its register of members open to inspection by shareholders of that company;

•        may obtain an undertaking against the imposition of any future taxation;

•        may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        may register as a limited duration company; and

•        may register as a segregated portfolio company.

On April 15, 2026, the Board approved, among other things, the issuance of an aggregate of 21,631,129 ordinary shares, at par value of US$0.0001, to all existing shareholders on a pro rata basis. The issuances were completed on April 15, 2026.

As of the date hereof, our authorized share capital is US$50,000 divided into 500,000,000 ordinary shares with a par value of US$0.0001 each. As of the date of this prospectus, there are 25,000,000 ordinary shares issued and outstanding. All of our shares issued and outstanding prior to the completion of the offering are fully paid.

Immediately prior to the completion of this offering, we will conditionally adopt an amended and restated memorandum and articles of association, which we refer to below as the Articles, and which will become effective immediately upon completion of this offering and replace the current memorandum and articles of association in its entirety and our authorized share capital will be changed into US$50,000 divided into 450,000,000 Class A ordinary shares of a par value of US$0.0001 each and 50,000,000 Class B ordinary shares of a par value of US$0.0001 each. Each Class A ordinary share is entitled to one vote per share on all matters subject to vote at general meetings of our company. Each Class B ordinary share is entitled to twenty (20) votes per share on all matters subject to vote at general meetings of our company. Following the completion of this offering, 30,206,104 Class A ordinary shares and 1,043,896 Class B ordinary shares will be issued and outstanding, assuming the underwriters do not exercise their option to purchase additional Class A ordinary shares.

The following are summaries of material provisions of our proposed post-offering memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares:

Ordinary Shares

Under our Articles, the holders of Class A ordinary shares are entitled to one (1) vote for each Class A ordinary share held of record and the holders of Class B ordinary shares are entitled to twenty (20) votes for each Class B ordinary share held of record on all matters submitted to a vote of the shareholders.

Dividends.    Subject to the provisions of the Companies Act and any rights and restrictions attaching to any class or series of shares under and in accordance with our articles of association, as amended from time to time:

(a)     our board of directors may, from time to time, declare dividends or distributions out of our lawfully available funds. No dividends shall be declared by the board out of our company except the following:

•        profits; or

•        “share premium account,” which represents the excess of the price paid to our company on the issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital.

(b)    our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the board of directors.

Subject to the requirements of the Cayman Companies Act regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

However, no dividend shall bear interest against our company.

Voting Rights.    Holders of our ordinary shares vote as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Holders of Class A ordinary shares have the right to one (1) vote per Class A ordinary share and holders of Class B ordinary shares have the right to twenty (20) votes per Class B ordinary share held on any resolution of members. At any general meeting a resolution put to the vote of the meeting shall be decided by a poll.

As a matter of Cayman Islands law, (i) an ordinary resolution requires the affirmative vote of a majority of the shareholders who attend and vote at a general meeting of the company; and (ii) a special resolution requires the affirmative vote of a majority of at least two-thirds or such higher percentage as set forth in the memorandum and articles of association, of the shareholders being entitled to attend and vote at a general meeting of the company, or by unanimous written consent of shareholders entitled to vote at a general meeting. The Companies Act defines “special resolutions” only. A company’s memorandum and articles of association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions. Under our amended and restated articles of association an ordinary resolution must be passed at a general meeting by a simple majority of shareholders who (being entitled to do so) vote in person or by proxy at that meeting. The expression includes a unanimous written resolution.

For the protection of shareholders, certain matters must be approved by special resolution of the shareholders as a matter of Cayman Islands law, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, in relevant circumstances, to court approval), change of name, authorization of a plan of merger (other than a merger between a parent and a subsidiary), authorization of a transfer by way of continuation to another jurisdiction or consolidation or voluntary winding up of the company.

There are no limitations on non-residents or foreign shareholders to hold or exercise voting rights on the ordinary shares imposed by foreign law or by the charter or other constituent documents of our company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the ordinary shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of our ordinary shares have been paid.

Winding Up; Liquidation.    Under Cayman Islands law and our amended and restated articles of association, the company may be wound up by a special resolution of our shareholders, or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our Company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Upon the winding up of our company, after the full amount that holders of any issued shares ranking senior to the ordinary shares as to distribution on liquidation or winding up are entitled to receive has been paid or set aside for payment, the holders of our ordinary shares are entitled to receive any remaining assets of our company available for distribution as determined by the liquidator. The assets received by the holders of our ordinary shares in a liquidation may consist in whole or in part of a property, which is not required to be of the same kind for all shareholders.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares.    Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 days’ written notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

(a)     either alone or jointly with any other person, whether or not that other person is a shareholder; and

(b)    whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the amended and restated articles of association.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the amended and restated articles of association) and, within 14 days of the date on which the notice is deemed to be given under the amended and restated articles of association, such notice has not been complied with.

Redemption of Ordinary Shares.    We may issue shares that are, or at our option or at the option of the holders are, subject to redemption on such terms and in such manner as it may, before the issue of the shares, determine. Under the Companies Act, shares of a Cayman Islands company may be redeemed or repurchased out of profits of the company, out of the proceeds of a fresh issue of shares made for that purpose or out of capital, provided the memorandum and articles of association authorize this and it has the ability to pay its debts as they come due in the ordinary course of business.

No Preemptive Rights.    Holders of ordinary shares will have no preemptive or preferential right to purchase any securities of our company.

Variation of Rights Attaching to Shares.    If at any time the share capital is divided into different classes of shares, the rights attaching to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the memorandum and articles of association, be varied or abrogated with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Rights Attaching to Class A Ordinary Shares.    Each Class A ordinary share confers on the holder: (a) the right to one (1) vote on any resolution of shareholders; (b) the right to an equal share in any dividend paid by the Company in accordance with the Act; and (c)the right to an equal share in the distribution of the surplus assets of the Company.

Rights Attaching to Class B Ordinary Shares.    Each Class B ordinary share confers on the holder: (a) the right to twenty (20) votes on any resolution of shareholders; (b) the right to an equal share in any dividend paid by the Company in accordance with the Act; (c) the right to an equal share in the distribution of the surplus assets of the Company; and (d) the conversion rights.

Each Class B ordinary share is convertible into one Class A ordinary share at the option of the holder of such Class B ordinary share at any time, but Class A ordinary shares shall not be convertible into Class B ordinary shares under any circumstances. Notwithstanding anything contained in the Articles, upon any transfer of Class B ordinary shares by a holder to any person or entity other than holders of Class B ordinary shares or their affiliates, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.

Where the Class B ordinary share concerned was fully paid and non-assessable, the Class A ordinary share into which it converted shall be fully paid and non-assessable. A written notice to the Company may specify that the intended conversion shall take effect subject to and with effect from a transfer of the Class B ordinary share concerned, in which case any conversion of such Class B ordinary share shall take effect concurrent with the transfer of the Class B ordinary share.

Alteration of Share Capital.    Subject to the Companies Act, we may, by ordinary resolution:

(a)     increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)    consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)     convert all or any of our paid-up shares into stock, and reconvert that stock into paid up shares of any denomination;

(d)    sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)     cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Companies Act and to any rights for the time being conferred on the shareholders holding a particular class of shares, we may, by special resolution, reduce our share capital in any way.

Conversion Rights.    Each Class B ordinary share of the Company is convertible into one (1) Class A ordinary share, at the option of the holder of such Class B ordinary share, at any time, upon written notice to the Company, but Class A ordinary shares shall not be convertible into Class B ordinary shares under any circumstances. Notwithstanding anything contained in the Articles, upon any transfer of Class B ordinary shares by a holder to any person or entity other than holders of Class B ordinary shares or their affiliates, such Class B ordinary shares shall be automatically and immediately converted into the equivalent number of Class A ordinary shares.

Transfer of Class A Ordinary Shares.    Provided that a transfer of Class A ordinary shares complies with applicable rules of the Nasdaq Capital Market, a Class A shareholder may transfer ordinary shares to another person by completing an instrument of transfer in the usual or common form, with respect to Class A ordinary shares, or in a form prescribed by Nasdaq, or in any other form approved by the directors, executed:

(a)     where the Class A ordinary shares are fully paid, by or on behalf of that shareholder; and

(b)    where the Class A ordinary shares are nil or partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of a Class A ordinary share until the name of the transferee is entered into the register of members of the Company.

Our board of directors may, in its absolute discretion, decline to register any transfer of any Class A ordinary share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such Class A ordinary share unless:

(a)     the instrument of transfer is lodged with the Company, accompanied by the certificate (if any) for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)    the instrument of transfer is in respect of only one class of shares;

(c)     the instrument of transfer is properly stamped, if required;

(d)    the Class A ordinary share transferred is fully paid and free of any lien in favor of us;

(e)     any fee related to the transfer has been paid to us; and

(f)     in the case of a transfer to joint holders, the transfer is not to more than four joint holders.

If our directors refuse to register a transfer, they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

This, however, is unlikely to affect market transactions of the Class A ordinary shares purchased by investors in the public offering. Once the Class A ordinary shares have been listed, the legal title to such Class A ordinary shares and the registration details of those Class A ordinary shares in our register of members will remain with DTC. All market transactions with respect to those Class A ordinary shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the DTC systems.

The registration of transfers may be suspended at such times and for such periods as our board of directors may, from time to time determine, provided always that such registration of transfers shall not be suspended for more than 45 days in any year.

Anti-Takeover Provisions.    Some provisions of our amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders.

Special Considerations for Exempted Companies.    We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

•        an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies of the Cayman Islands (the Registrar);

•        an exempted company’s register of members is not open to inspection;

•        an exempted company does not have to hold an annual general meeting;

•        an exempted company may issue shares with no par value;

•        an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•        an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•        an exempted company may register as a limited duration company; and

•        an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Register of Members.    Under the Companies Act, we must keep a register of members and there should be entered therein:

•        the names and addresses of the members of the Company, a statement of the shares held by each member, which: distinguishes each share by its number (so long as the share has a number); confirms the amount paid, or agreed to be considered as paid, on the shares of each member; confirms the number and category of shares held by each member; and confirms whether each relevant category of shares held by a member carries voting rights under the Articles, and if so, whether such voting rights are conditional;

•        the date on which the name of any person was entered on the register as a member; and

•        the date on which any person ceased to be a member.

Under Cayman Islands law, the register of members of our Company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Cayman Islands law to have legal title to the shares as set against its name in the register of members.

However, there are certain limited circumstances where an application may be made to a Cayman Islands court for a determination on whether the register of members reflects the correct legal position. Further, the Cayman Islands court has the power to order that the register of members maintained by the company should be rectified, where it considers that the register of members does not reflect the correct legal position. If an application for an order for rectification of the register of members were made in respect of our ordinary shares, then the validity of such shares may be subject to re-examination by a Cayman Islands courts.

Preference Shares

The board of directors is empowered to designate and issue from time to time one or more classes or series of preference shares and to fix and determine the relative rights, preferences, designations, qualifications, privileges, options, conversion rights, limitations and other special or relative rights of each such class or series so authorized. Such action could adversely affect the voting power and other rights of the holders of our ordinary shares or could have the effect of discouraging any attempt by a person or group to obtain control of us.

Comparison of Cayman Islands Corporate Law and U.S. Corporate Law

Cayman Islands companies are governed by the Companies Act. The Companies Act is modeled on English Law but does not follow recent English Law statutory enactments, and accordingly there are significant differences between the Companies Act and the current Companies Act of England and Wales. In addition, the Companies Act differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the material differences between the provisions of the Companies Act applicable to us and the comparable laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements

In certain circumstances the Cayman Islands Companies Act allows for mergers or consolidations between two Cayman Islands companies, or between a Cayman Islands company and a company incorporated in another jurisdiction (provided that is facilitated by the laws of that other jurisdiction). For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property, and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated combined company and the vesting of the undertaking, property and liabilities of such companies into the consolidated company.

Where the merger or consolidation is between two Cayman Islands companies, the directors of each company must approve a written plan of merger or consolidation containing certain prescribed information. That plan or merger or consolidation must then be authorized by either (a) a special resolution of the shareholders of each company; or (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with, among other documents, a declaration as to the solvency of the consolidated or surviving company, a declaration of the assets and liabilities of each constituent company, and (unless the surviving or consolidated company is to be a non-Cayman Islands company) an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures. A merger between a Cayman parent company and its Cayman subsidiary company or companies does not require authorization by a resolution of shareholders of that Cayman subsidiary company if a copy of the plan of merger is given to every shareholder of that Cayman subsidiary company to be merged unless that shareholder agrees otherwise. For this purpose a company is a “parent” of a subsidiary company if it holds issued shares that together represent at least 90.0% of the votes at a general meeting of the subsidiary company.

The consent of each holder of a fixed or floating security interest of a constituent company must be obtained, unless the court waives such requirement. If the Registrar is satisfied that the requirements of the Companies Act (which includes certain other formalities) have been complied with, the Registrar will register the plan of merger or consolidation.

Where the merger or consolidation involves a foreign company, the procedure is similar, save that with respect to the foreign company, the directors of the Cayman Islands company are also required to make a declaration to the effect that, having made due enquiry, they are of the opinion that certain requirements have been met, including the following requirements: (i) that the merger or consolidation is permitted or not prohibited by the constitutional documents of the foreign company and by the laws of the jurisdiction in which the foreign company is incorporated, and that those laws and any requirements of those constitutional documents have been or will be complied with; (ii) that no petition or other similar proceeding has been filed and remains outstanding or order made or resolution adopted to wind up or liquidate the foreign company in any applicable jurisdictions; (iii) that no receiver, trustee, administrator or other similar person has been appointed in any jurisdiction and is acting in respect of the foreign company, its affairs or its property or any part thereof; (iv) that no scheme, order, compromise or other similar arrangement has been entered into or made in any jurisdiction whereby the rights of creditors of the foreign company are and continue to be suspended or restricted; and (v) there is no other reason why it would be against the public interest to permit the merger or consolidation.

Where the surviving company is the Cayman Islands exempted company, the directors of the Cayman Islands exempted company are further required to make a declaration to the effect that, having made due enquiry, they are of the opinion that the following requirements have been met: (i) that the foreign company is able to pay its debts as they fall due and that the merger or consolidation is bona fide and not intended to defraud unsecured creditors of the foreign company; (ii) that in respect of the transfer of any security interest granted by the foreign company to the surviving or consolidated company (a) consent or approval to the transfer has been obtained, released or waived; (b) the transfer is permitted by and has been approved in accordance with the constitutional documents of the foreign company; and (c) the laws of the jurisdiction of the foreign company with respect to the transfer have been or will be complied with; and (iii) that the foreign company will, upon the merger or consolidation becoming effective, cease to be incorporated, registered or exist under the laws of the relevant foreign jurisdiction.

The Companies Act provides for a right of dissenting shareholders to be paid the fair value of their shares upon their dissenting to the merger or consolidation in certain circumstances if they follow a prescribed procedure. In essence, where such rights apply, that procedure is as follows: (i) the shareholder must give his written objection to the merger or consolidation to the constituent company before the vote on the merger or consolidation, including a statement that the shareholder proposes to demand payment for their shares if the merger or consolidation is authorized by the vote; (ii) within 20 days following the date on which the merger or consolidation is authorized by the shareholders, the constituent company must give written notice to each shareholder who made a written objection; (iii) a shareholder who elects to dissent must within 20 days following receipt of such notice from the constituent company, give the constituent company a written notice of his intention to dissent including, among other details, a demand for payment of the fair value of their shares; (iv) within seven days following the date of the expiration of the period set out in clause (iii) above or seven days following the date on which the plan of merger or consolidation is filed, whichever is later, the constituent company, the surviving company or the consolidated company must make a written offer to each dissenting shareholder to purchase their shares at a price that the company determines is the fair value and if the company and the shareholder agree the price within 30 days following the date on which the offer was made, the company must pay the shareholder such amount; and (v) if the company and the shareholder fail to agree on a price within such 30 day period, within 20 days following the date on which such 30 day period expires, the company must (and any dissenting shareholder may) file a petition with the Grand Court of the Cayman Islands to determine the fair value of all dissenting shares and such petition by the company must be accompanied by a list of the names and addresses of the dissenting shareholders with whom agreements as to the fair value of their shares have not been reached by the company. At the hearing of that petition, the court has the power to determine the fair value of the shares together with a fair rate of interest, if any, to be paid by the company upon the amount determined to be the fair value. Any dissenting shareholder whose name appears on the list filed by the company may participate fully in all proceedings until the determination of fair value is reached. A shareholder who dissents must do so in respect of all shares that that person holds in the constituent company. Upon the giving of a notice of dissent under clause (iii) above, the shareholder to whom the notice relates shall cease to have any of the rights of a shareholder except the right to be paid the fair value of that person’s shares and certain rights specified in the Companies Act. These rights of a dissenting shareholder are not available in certain circumstances, for example, to dissenting shareholders holding shares of any class in respect of which an open market exists on a recognized stock exchange or recognized interdealer quotation system at the relevant date or where the consideration for such shares to be contributed are shares of any company listed on a national securities exchange or shares of the surviving or consolidated company.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction or amalgamation of companies in certain circumstances, commonly referred to in the Cayman Islands as a “scheme of arrangement”, which may be tantamount to a merger. Schemes of arrangement will generally be more suited for complex mergers or other transactions involving widely held companies. In the event that a merger was sought pursuant to a scheme of arrangement (the procedures for which are more rigorous and take longer to complete than the procedures typically required to consummate a merger in the United States), the arrangement in question must be approved (i) in relation to a compromise or arrangement between a company and its creditors or any class of them, a majority in number of such creditors or class of creditors with whom the arrangement is to be made and who must in addition represent 75% in value of such creditors or class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting summoned for that purpose; and (ii) in relation to a compromise or arrangement between a company and its shareholders or any class of them, shareholders who represent 75% in value of the company’s shareholders or class of shareholders, as the case may be, that are present and voting either in person or by proxy at a meeting summoned for that purpose. The convening of the meetings and subsequently the terms of the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder would have the right to express to the court the view that the transaction should not be approved, the court can be expected to approve the arrangement if it satisfies itself that:

•        the company is not proposing to act illegally or beyond the scope of its corporate authority and the statutory provisions as to the required majority vote have been complied with;

•        the shareholders have been fairly represented at the meeting in question;

•        the arrangement is such as a businessman would reasonably approve; and

•        the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act or that would amount to a “fraud on the minority”.

Squeeze-out Provisions

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith, collusion or inequitable treatment of shareholders.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

Appleby, our Cayman Islands legal counsel, is not aware of any reported class action having been brought in a Cayman Islands court. Derivative actions have been brought in the Cayman Islands courts, and the Cayman Islands courts have confirmed the availability for such actions. In most cases, we will be the proper plaintiff in any claim based on a breach of duty owed to us, and a claim against (for example) our officers or directors usually may not be brought by a shareholder.

However, based on English authorities, which would in all likelihood be of persuasive authority and be applied by a court in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•        a company is acting, or proposing to act, illegally or beyond the scope of its authority and is therefore incapable of ratification by the shareholders;

•        the act complained of, although not beyond the scope of the authority, could only be effected if duly authorized by more than the number of votes which have actually been obtained; or

•        those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against fraud or the consequences of committing a crime, or against the indemnified person’s own fraud or willful default. Our amended and restated articles of association provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred or sustained by the existing or former director (including alternate director), secretary, or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities, or discretions; and

(b)    without limitation to paragraph (a) above, all costs, expenses, losses, or liabilities incurred by the existing or former director (including alternate director), secretary, or officer in defending (whether successfully or otherwise) any civil, criminal, administrative, or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary, or officer, however, shall be indemnified in respect of any matter arising out of his own actual fraud, willful default or willful neglect.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan, or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary, or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary, or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary, or that officer for those legal costs.

Our amended and restated memorandum and articles of association, as amended from time to time, permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty or fraud of such directors or officers.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, our offer letters to our independent directors provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association, as amended from time to time.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent in its certificate of incorporation. Cayman Islands law and Articles provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual general meeting, provided it complies with the notice provisions in the governing documents. An extraordinary general meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our Articles provide that general meetings shall be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than [10] percent of the rights to vote at such general meeting in accordance with the notice provisions in the amended and restated articles of association, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within 30 days after the end of such period of 21 days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. Our Articles provide no other right to put any proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the Companies Act, but our Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any fewer protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Subject to the provisions of our Articles (which include the removal of a director by ordinary resolution), the office of a director may be terminated forthwith if (a) he is prohibited by the laws of the Cayman Islands from acting as a director, (b) he is made bankrupt or makes an arrangement or composition with his creditors generally, (c) he resigns his office by notice to us, (d) he only held office as a director for a fixed term and such term expires, (e) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director, (f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director), (g) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise, or (h) without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute in its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law and our Articles, the company may be wound up by a special resolution of our shareholders, or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our Company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our Articles, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of [three-fourths] of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our Articles, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Anti-Money Laundering — Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering and terrorist financing, we may be required to adopt and maintain anti-money laundering procedures and may require subscribers to provide information and evidence to verify their identity, address and source of funds. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information and evidence as is necessary to verify the identity of a subscriber. In some cases, the directors may be satisfied that no further information is required since an exemption applies under the Anti-Money Laundering Regulations (Revised) of the Cayman Islands, as amended and revised from time to time (the “Regulations”). Depending on the circumstances of each application, a detailed verification of identity might not be required where:

•        the subscriber makes the payment for their investment from an account held in the subscriber’s name at a recognized financial institution; or

•        the subscriber is regulated by a recognized regulatory authority and is based or incorporated in, or formed under the law of, a recognized jurisdiction; or

•        the application is made through an intermediary which is regulated by a recognized regulatory authority and is based in or incorporated in, or formed under the law of a recognized jurisdiction and an assurance is provided in relation to the procedures undertaken on the underlying investors.

For the purposes of these exceptions, recognition of a financial institution, regulatory authority, or jurisdiction will be determined in accordance with the Regulations by reference to those jurisdictions recognized by the Cayman Islands Monetary Authority as having equivalent anti-money laundering regulations.

In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited. We will not be liable for any loss suffered by a subscriber arising as a result of a refusal of, or delay in processing, an application from a subscriber if such information and documentation requested has not been provided by the subscriber in a timely manner.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reasonable grounds for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Act (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Act (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to the Financial Reporting Authority or a police constable or a nominated officer (pursuant to the Terrorism Act (Revised) of the Cayman Islands), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

By subscribing for shares, the subscriber consents to the disclosure of any information about them to regulators and others upon request in connection with money laundering and similar matters both in the Cayman Islands and in other jurisdictions.

Economic Substance Legislation of The Cayman Islands

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2021 Revision) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. The Company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

Data Protection — Cayman Islands

We have certain duties under the Data Protection Act (As Revised) of the Cayman Islands (the “DPA”) based on internationally accepted principles of data privacy.

Data Protection in the Cayman Islands — Privacy Notice

This privacy notice explains the manner in which we collect, process, and maintain personal data about investors of the Company pursuant to the Data Protection Act (Revised) of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPA”).

We are committed to processing personal data in accordance with the DPA. In our use of personal data, we will be characterized under the DPA as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPA. These service providers may process personal data for their own lawful purposes in connection with services provided to us. For the purposes of this privacy notice, “you” or “your” shall mean the subscriber and shall also include any individual connected to the subscriber.

By virtue of your investment in the Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed, or (d) where you otherwise consent to the processing of personal data for any specific purpose. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by the Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPA. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into the Company, this will be relevant for those individuals and you should inform those individuals for their awareness and consideration.

You have certain rights under the DPA, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by email at info@ombudsman.ky or by accessing their website at ombudsman.ky.

History of Share Issuances

The following is a summary of our securities issuances in the past three years.

On its incorporation on September 30, 2025, the Company issued one ordinary share as subscriber share at par value to AGS Nominees 1 Limited, which was transferred to G-Rocket Holdings Limited on the same day.

On October 3, 2025, the Company issued 74,610 ordinary shares to its parent entity, G-Rocket, which were subsequently surrendered for no consideration on October 20, 2025 and held by the Company as treasury shares.

On October 20, 2025, the Company issued ordinary shares as follows:

Shareholder	Date of Sale or Issuance	Number of Shares	Consideration
G-Rocket Holdings Limited	October 20, 2025	2,813,400 ordinary shares	2,813,400 shares in Web3hub
QTUM Chain Foundation Limited	October 20, 2025	33,000 ordinary shares	33,000 shares in Web3hub
Waterdrip Investment Limited	October 20, 2025	12,000 ordinary shares	12,000 shares in Web3hub
BC Client Services Ltd	October 20, 2025	28,696 ordinary shares	28,696 shares in Web3hub
NexGen Venture Partner Limited	October 20, 2025	33,000 ordinary shares	33,000 shares in Web3hub
Avenir Alpha Limited	October 20, 2025	28,696 ordinary shares	28,696 shares in Web3hub
Cipholio Ventures Limited	October 20, 2025	16,000 ordinary shares	16,000 shares in Web3hub
Mirana Ventures Limited	October 20, 2025	11,478 ordinary shares	11,478 shares in Web3hub
JDI Global Group Limited	October 20, 2025	5,000 ordinary shares	5,000 shares in Web3hub
Vman Capital Limited	October 20, 2025	14,000 ordinary shares	14,000 shares in Web3hub
VCB Technology Limited	October 20, 2025	312,600 ordinary shares	312,600 shares in Web3hub
FORESIGHTRESEARCH PTE. LTD	October 20, 2025	33,000 ordinary shares	33,000 shares in Web3hub
Superior Legend Limited	October 20, 2025	28,000 ordinary shares	28,000 shares in Web3hub

On April 15, 2026, the Board approved, among other things, the issuance of an aggregate of 21,631,129 ordinary shares, at par value of $0.0001, to all existing shareholders on a pro rata basis. The issuances were completed on April 15, 2026.

Listing

We have applied for listing of our Class A ordinary shares on the Nasdaq Capital Market under the symbol “MDAT.” We cannot guarantee that we will be successful in listing our Class A ordinary shares on the Nasdaq Capital Market; however, we will not complete this offering unless we are so listed.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A ordinary shares is Continental Stock Transfer & Trust Company. The transfer agent and registrar’s address is 1 State Street, 30th Floor, New York, NY, 10004.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have 30,206,104 Class A ordinary shares outstanding, assuming the underwriters do not exercise their over-allotment option to purchase additional Class A ordinary shares. All of the Class A ordinary shares sold in this offering will be freely transferable by persons other than by our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our Class A ordinary shares in the public market could adversely affect prevailing market prices of our Class A ordinary shares. Prior to this offering, there has been no public market for our Class A ordinary shares. We have applied for the listing of our Class A ordinary shares on the Nasdaq Capital Market, but we cannot assure you that we will be successful in listing our Class A ordinary shares on the Nasdaq Capital Market and that a regular trading market will develop.

Lock-up Agreements

We have agreed not to, for a period of 180 days after the closing of this offering, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, lend or otherwise dispose of, except in this offering, any of our Class A ordinary shares or securities that are substantially similar to our Class A ordinary shares, including but not limited to any options or warrants to purchase our Class A ordinary shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Class A ordinary shares or any such substantially similar securities (other than pursuant to employee share option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the representatives of the underwriters.

Furthermore, each of our directors, executive officers and any holder(s) of five percent (5%) or more of our Class A ordinary Shares as of the effective date of the Registration Statement (and all holders of securities exercisable for or convertible into of five percent (5%) or more of our Class A ordinary Shares) has agreed to enter into a lock-up agreement for a period of 180 days after the closing of this offering, subject to certain exceptions, with respect to our Class A ordinary shares and securities that are substantially similar to our Class A ordinary shares. The sole holder of our issued and outstanding Class B ordinary shares has also entered into a similar lock-up agreement for a period of 180 days after the closing of this offering, subject to certain exceptions, with respect to our Class B ordinary shares and securities that are substantially similar to our Class B ordinary shares.

Rule 144

All of our ordinary shares that will be outstanding upon the completion of this offering, other than those Class A ordinary shares sold in this offering, are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this prospectus, a person (or persons whose shares are aggregated) who at the time of a sale is not, and has not been during the three months preceding the sale, an affiliate of ours and has beneficially owned our restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about us, and will be entitled to sell restricted securities beneficially owned for at least one year without restriction. Persons who are our affiliates and have beneficially owned our restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:

•        1% of the then outstanding Class A ordinary shares which will equal 312,500 Class A ordinary shares, assuming the underwriters do not exercise their over-allotment option; or

•        the average weekly trading volume of our Class A ordinary shares during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Sales by our affiliates under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Class A ordinary shares from us in connection with a compensatory share plan or other written agreement executed prior to the completion of this offering is eligible to resell those ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

TAXATION

The following discussion of material Cayman Islands and United States federal income tax consequences of an investment in our Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our Class A ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Appleby, our Cayman Islands counsel. To the extent the discussion relates to the matters of U.S. tax law, it represents the opinion of Ellenoff Grossman & Schole LLP.

The following summary contains a description of certain Cayman Islands and U.S. federal income tax consequences of the acquisition, ownership and disposition of Class A ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase Class A ordinary shares. The summary is based upon the tax laws of the Cayman Islands and regulations thereunder and on the tax laws of the United States and regulations thereunder as of the date hereof, which are subject to change.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Shares under the laws of their country of citizenship, residence or domicile.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us or holders of our ordinary shares levied by the government of the Cayman Islands, except for stamp duties which may be applicable on instruments executed in, or after execution brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of the Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of interest and principal or a dividend or capital to any holder of the Shares, as the case may be, nor will gains derived from the disposal of the Shares be subject to Cayman Islands income or corporation tax. The Cayman Islands currently have no income, corporation or capital gains tax and no estate duty, inheritance tax or gift tax.

Material United States Federal Income Tax Considerations

The following is a discussion of certain material United States federal income tax considerations relating to the acquisition, ownership, and disposition of our ordinary shares by a U.S. Holder, as defined below, that acquires our Class A ordinary shares in this offering and holds our Class A ordinary shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based on existing United States federal income tax law, which is subject to differing interpretations or change, possibly with retroactive effect. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any United States federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be important to particular investors in light of their individual circumstances, including investors subject to special tax rules (such as, for example, certain financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships (or other entities treated as partnerships for United States federal income tax purposes) and their partners, tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors that own (directly, indirectly, or constructively) 5% or more of our voting Class A ordinary shares, investors that hold their Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction), investors that are subject to the applicable financial statement accounting rules under Section 451 of the Code, or investors that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not address any tax laws other than the United States federal income tax laws, including any state, local, alternative minimum tax or non-United States tax considerations, or the Medicare tax on unearned income. Each potential investor is urged to consult its tax advisor regarding the United States federal, state, local and non-United States income and other tax considerations of an investment in our ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise elected to be treated as a United States person under the Code.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our ordinary shares are urged to consult their tax advisors regarding an investment in our ordinary shares.

The discussion set forth below is addressed only to U.S. Holders that purchase ordinary shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of U.S. federal income tax law to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our ordinary shares.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the passive foreign investment company rules discussed below, distributions of cash or other property made by us to you with respect to the ordinary shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a passive foreign investment company (as discussed below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this prospectus.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the ordinary shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the ordinary shares for more than one year, you may be eligible for reduced tax rates on any such capital gains. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

A non-U.S. corporation is considered a PFIC for any taxable year if either:

•        at least 75% of its gross income for such taxable year is passive income; or

•        at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the shares. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

We must make a separate determination each year as to whether we are a PFIC. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we treat our consolidated affiliated entities as being owned by us for United States federal income tax purposes, because we consolidate their operating results in our consolidated financial statements. In particular, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our ordinary shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. However, if we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

•        the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•        the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for the first taxable year during which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on Our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including Nasdaq. If the ordinary shares are regularly traded on Nasdaq and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file IRS Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete IRS Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

UNDERWRITING

Subject to the terms and conditions of the underwriting agreement, the underwriters named below for whom Eddid Securities USA Inc. is acting as the representative (the “Representative”) have severally agreed to purchase from us on a firm commitment basis the following respective number of Class A ordinary shares at the public price less the underwriting discounts set forth on the cover page of this prospectus:

Underwriters	Number of Class A ordinary shares
Eddid Securities USA Inc.
Total

The underwriters are offering the Class A ordinary shares subject to their acceptance of the Class A ordinary shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the Class A ordinary shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to take and pay for all of the Class A ordinary shares offered by this offering (other than those covered by the over-allotment option described below) if any of the Class A ordinary shares are taken by them. The underwriters may retain other brokers or dealers to act as sub-agents on its behalf in connection with this offering and may pay any sub-agent a solicitation fee with respect to any securities placed by it.

If the underwriters sell more Class A ordinary shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the closing of this offering, to purchase up to 15% additional Class A ordinary shares at the public offering price less the underwriting discount (the “Over-Allotment Option”). The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment. Any Class A ordinary shares issued or sold under the option will be issued and sold on the same terms and conditions as the other Class A ordinary shares that are the subject of this offering.

In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the Over-Allotment Option, and stabilizing purchases.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Class A ordinary shares. They may also cause the price of the Class A ordinary shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Discounts and Expenses

The following table shows the underwriting discounts payable to the underwriters by us in connection with this offering (assuming both the exercise and non-exercise of the Over-Allotment Option that we have granted to the underwriters):

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option
Public offering price	$	$	$
Underwriting discounts(1)(2)	$	$	$

____________

(1)      Represents underwriting discount and commissions equal to (i) seven percent (7%) per share, which is the underwriting discount we have agreed to pay on investors in this offering introduced by the underwriters; and (ii) four percent (4%) per share, which is the underwriting discount we have agreed to pay on investors in this offering introduced by us. For the purpose of this calculation only, we assume 100% of investors in this offering are introduced by the underwriters with no exercise of the over-allotment option.

(2)      Does not include (i) a non-accountable expense allowance equal to one percent (1%) of the gross proceeds received by us from the sale of our Class A ordinary shares in the offering, or (ii) the reimbursement of certain expenses of the underwriters.

We have agreed to pay the Representative a non-accountable expense, equal to one percent (1%) of the gross proceeds received by us from the sale of our Class A ordinary shares. In addition, we agree to reimburse the Representative up to $280,000 for out-of-pocket accountable expenses, including, but not limited to travel, due diligence expenses, reasonable fees and expenses of its legal counsel, roadshow, and background check of the Company’s principals.

Notwithstanding the foregoing, the compensation received by the underwriters in connection with this offering shall not violate FINRA Rule 5110 after accounting for all fees and expenses paid to the Representative.

Right of First Refusal

We have granted the Representative a right of first refusal, for a period of twelve (12) months from the closing of this offering, to act as the sole investment banker, book-runner, and/or placement agent, at the Representative’s sole discretion, for future public and private equity and debt offerings, including all equity linked financings (each being referred to as a subject transaction), during such twelve (12) period, on terms and conditions that are the same or more favorable to the Company comparing to terms offered to the Company by other underwriters/placement agents, subject to FINRA Rule 5110(g) and other applicable rules.

Tail Fee

We have also agreed to pay the Representative, subject to certain exceptions, a cash fee equal to five to eight percent (5.0-8.0)% of the gross proceeds received by the Company from the sale of any equity, and/or equity derivative instruments to any investor to whom the Representative has actually introduced to the Company identified on a written “Identified Party List” provided by the Representative during the period from the date the Representative was engaged until the earlier of (i) September 23, 2026 or (ii) the final closing of this offering (the “Engagement Period”), in connection with any public or private financing or capital raise (each a “Tail Financing”), and such Tail Financing is consummated at any time during the Engagement Period or within the twelve (12) month period following the expiration or termination of the Engagement Period (the “Tail Period”).

The right to receive a fee in connection with the Tail Financing shall be subject to FINRA Rule 5110(g), and the Company shall have a right of termination for cause, which includes that the Company may terminate the Representative’s engagement upon the Representative’s material failure to provide the underwriting services required by the underwriting agreement. The Company’s exercise of the right of termination for cause will eliminate any obligations with respect to the payment of any termination fee or provision of any tail financing fee, including the tail financing set forth above.

Listing

We have applied for the listing of our Class A ordinary shares on the Nasdaq Capital Market under the symbol “MDAT.” There is no assurance that such application will be approved, and if our application is not approved, this offering will not be completed.

Lock-Up Agreements

We agree, subject to certain exceptions, that we will not without the prior written consent of the underwriters, during the 180 days after the closing of the offering:

•        offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company, except for the shares or options issued under the Company’s incentive plan;

•        file or cause to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of our Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of our Company; or

•        enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of our Company whether any such transaction described above is to be settled by delivery of ordinary shares or such other securities, in cash or otherwise.

Each of our directors and officers named in the section “Management,” and any holder(s) of five percent (5%) or more of our Class A ordinary Shares as of the effective date of the Registration Statement (and all holders of securities exercisable for or convertible into of five percent (5%) or more of our Class A ordinary Shares) has agreed to enter into a lock-up agreement and agrees that, subject to certain exceptions, such director, executive officer or shareholder will not, without the prior written consent of the underwriters, for 180 days after the closing of this offering:

•        offer, pledge, sell, contract to sell, grant, lend, or otherwise transfer or dispose of, directly or indirectly, any capital stock of our Company including any securities convertible into or exercisable or exchangeable for such capital stock, or

•        enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such capital stock whether any such transaction described above is to be settled by delivery of such capital stock, in cash or otherwise.

The sole holder of our issued and outstanding Class B ordinary shares has agreed to a similar lock-up agreement for a period of 180 days after the closing of this offering, subject to certain exceptions, with respect to our Class B ordinary shares and securities that are substantially similar to our Class B ordinary shares.

Pricing of this Offering

Prior to this offering, there has been no public market for our Class A ordinary shares. The initial public offering price of our Class A ordinary shares will be determined through negotiations between us and the Representative. The factors to be considered in these negotiations will be prevailing market conditions, our financial information, market valuations of other companies that we and the Representative believe to be comparable to us, estimate of our business potential and earning prospects, the present state of our development and other factors deemed relevant. The initial public offering price of our Class A ordinary shares in this offering does not necessarily bear any direct relationship to the assets, operations, book or other established criteria of value of our Company.

Based on the above valuation factors and the number of Class A ordinary shares outstanding, we set our per-Class A ordinary share price range between $4.00 and $5.00.

An active trading market for our Class A ordinary shares may not develop. It is possible that after this offering the Class A ordinary shares will not trade in the public market at or above the initial offering price.

Potential Conflicts of Interest

The underwriters and their affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Price Stabilization, Short Positions and Penalty Bids

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our Class A ordinary shares during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in our Class A ordinary shares for their own account by selling more Class A ordinary shares than we have sold to the underwriters. The underwriters may close out any short position by either exercising its option to purchase additional shares or purchasing shares in the open market.

In addition, the underwriters may stabilize or maintain the price of our Class A ordinary shares by bidding for or purchasing shares or warrants in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to broker-dealers participating in this offering are reclaimed if shares previously distributed in this offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of our Class A ordinary shares at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our Class A ordinary shares to the extent that it discourages resales of our Class A ordinary shares. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on the Nasdaq Capital Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our Class A ordinary shares. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Passive Market Making

In connection with this offering, the underwriters may engage in passive market making transactions in our Class A ordinary shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Class A ordinary shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Affiliations

Each underwriter and its respective affiliates are a full-service financial institution engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters may in the future engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The underwriters may in the future receive customary fees and commissions for these transactions. We have not engaged the underwriters to perform any services for us in the previous 180 days, nor do we have any agreement to engage the underwriters to perform any services for us in the future, subject to the right to act as an advisor as described above.

In the ordinary course of its various business activities, each underwriter and its respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for its own account and for the accounts of its customers, and such investment and securities activities may involve securities and/or instruments of the issuer. Each underwriter and its respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Electronic Offer, Sale and Distribution

A prospectus in electronic format may be made available on the websites maintained by the underwriters or selling group members. The underwriters may agree to allocate a number of securities to selling group members for sale to its online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us, and should not be relied upon by investors. In connection with the offering, the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

EXPENSES OF THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts that we expect to incur in connection with this offering. With the exception of the SEC registration fee, Nasdaq listing fee and the FINRA filing fee, all amounts are estimates.

SEC Registration Fee	$
Nasdaq Listing Fee
FINRA Filing Fee
Legal Fees and Expenses
Accounting Fees and Expenses
Printing and Engraving Expenses
Miscellaneous Expenses
Total	$

LEGAL MATTERS

We are being represented by Ellenoff Grossman & Schole LLP with respect to certain legal matters as to United States federal securities and New York State law. The underwriters are being represented by MagStone Law LLP with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Class A ordinary shares offered in this offering will be passed upon for us by Appleby. Certain legal matters as to Cayman Islands law will be passed upon for us by Appleby. Certain legal matters as to Hong Kong law will be passed upon for us by Patrick Mak & Tse. Ellenoff Grossman & Schole LLP may rely upon Appleby with respect to matters governed by Cayman Islands law and Patrick Mak & Tse with respect to matters governed by Hong Kong law with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements of Web3Labs Global Inc. as of June 30, 2024 and 2025, and for each of the years in the period then ended included in this prospectus have been so included in reliance on the report of Prouden, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The office of Prouden is Ste.2201, GDH Bay City Centre, 21 Zhujiang West Rd., Guangzhou, PRC.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to underlying Class A ordinary shares to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read our registration statement and its exhibits and schedules for further information with respect to us and our Class A ordinary shares.

Immediately upon the effectiveness of the registration statement on Form F-1 to which this prospectus is a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at www.sec.gov. You may also request a copy of these filings, at no cost, by writing to us at Flat B, 1/F., Po Sing Mansion, No. 157 Kowloon City Road, Kowloon, Hong Kong, or call us at +852 27762311. We also maintain a website at https://www.w3-board.com/, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained in, and that can be accessed through, our website is not incorporated into and is not part of this prospectus.

INDEX TO FINANCIAL STATEMENTS

WEB3LABS GLOBAL INC.
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Condensed Consolidated Balance Sheets as of June 30, 2025 and December 31, 2025	F-33
Unaudited Condensed Consolidated Statements of Income for the six months ended December 31, 2024 and 2025	F-34
Unaudited Condensed Consolidated Statements of Changes in Equity for the six months ended December 31, 2024 and 2025	F-35
Unaudited Condensed Consolidated Statements of Cash Flows for the six months ended December 31, 2024 and 2025	F-36
Notes To Unaudited Condensed Consolidated Financial Statements	F-37

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of
Web3Labs Global Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Web3Labs Global Inc. (the “Company”) as of June 30, 2024 and 2025, the related consolidated statements of income, changes in equity and cash flows for each of the two years in the period ended June 30, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2025, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Guangdong Prouden CPAs GP

Guangdong Prouden CPAs GP

We have served as the Company’s auditor since 2025.

Guangzhou, China

November 3, 2025, except for Note 14, Note 15, Note 16 and Note 18 as to which the date is April 21, 2026

WEB3LABS GLOBAL INC.
CONSOLIDATED BALANCE SHEETS

	Note	As of June 30,
		2024	2025	2025
		HK$	HK$	US$
ASSETS
Current assets
Cash in bank		10,111,528	15,568,623	1,983,289
Accounts receivable, net	3	—	770,700	98,180
Prepaid expenses and other current assets	5	650,074	302,480	38,533
Contract assets		835,716	—	—
Amounts due from related parties	13	4,015,391	4,870,415	620,443
Digital assets	4	4,792,530	9,894,455	1,260,456
Crypto investment receivable from a related party	13	9,864	215,043	27,394
Total current assets		20,415,103	31,621,716	4,028,295

Non-current assets
Property and equipment, net	6	—	664,546	84,657
Long-term investment	7	—	1,000,000	127,390
Other non-current asset	8	—	826,733	105,318
Operating lease right-of-use assets, net	9	—	2,039,002	259,749
Total non-current assets		—	4,530,281	577,114
TOTAL ASSETS		20,415,103	36,151,997	4,605,409

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Account payable		109,363	39,250	5,000
Accrued expenses and other current liabilities	10	3,090,041	1,398,386	178,141
Advanced capital funds	11	7,062,460	—	—
Amount due to related parties	13	268,726	150,000	19,109
Operating lease liabilities – current	9	—	1,120,847	142,785
Contract liabilities		3,168,215	2,861,235	364,493
Total current liabilities		13,698,805	5,569,718	709,528

Non-current liabilities
Operating lease liabilities, non-current	9	—	864,170	110,087
Deferred tax liabilities, net	12	—	58,043	7,394
Contract liability, non-current		—	2,560,412	326,171
Total non-current liabilities		—	3,482,625	443,652
TOTAL LIABILITIES		13,698,805	9,052,343	1,153,180

Commitments and contingencies	17	—	—	—

SHAREHOLDERS’ EQUITY
Ordinary shares (37,104,430 ordinary shares authorized, US$0.0001 par value per share; 23,197,689 shares and 24,701,873 shares issued and outstanding as of June 30, 2024 and 2025, respectively)*		2,453	2,611	333
Additional paid in capital		6,239,757	19,692,198	2,508,592
Retained earnings		474,088	7,404,845	943,304
TOTAL SHAREHOLDERS’ EQUITY		6,716,298	27,099,654	3,452,229

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		20,415,103	36,151,997	4,605,409

____________

*        The shares and per share information are presented on a retroactive basis to reflect the Stock split in Note 14(b).

The accompanying notes are an integral part of these consolidated financial statements.

WEB3LABS GLOBAL INC.
CONSOLIDATED STATEMENTS OF INCOME

		For the years ended June 30,
	Note	2024	2025	2025
		HK$	HK$	US$
Revenue	2(n)	1,796,091	17,285,722	2,202,031
Cost of revenue		(731,945)	(6,674,383)	(850,251)
Gross profit		1,064,146	10,611,339	1,351,780

Operating expenses
Selling, general and administrative expenses (including expense of rental fee and manpower service purchased from related parties of HK$90,000 and nil for the years ended June 30, 2024 and 2025, respectively)		(1,047,266)	(4,082,951)	(520,128)
Total operating expenses		(1,047,266)	(4,082,951)	(520,128)
Operating profit		16,880	6,528,388	831,652

Other income (expenses)
Interest income, net		127,410	190,685	24,291
Change in fair value of digital assets		(25,460)	43,297	5,516
Realized gain from digital assets		245,066	487,917	62,156
Gain from crypto investment receivable		411,912	724,680	92,317
Other income, net		2,869	85,552	10,898
Total other income, net		761,797	1,532,131	195,178

Income before income tax expenses		778,677	8,060,519	1,026,830
Income tax expenses	12	(52,528)	(1,129,762)	(143,921)
Net Income		726,149	6,930,757	882,909
Weighted average number of shares outstanding used in computing earnings per share – basic	15	22,731,493	23,781,825	23,781,825
Weighted average number of shares outstanding used in computing earnings per share – diluted	15	22,731,493	23,916,722	23,916,722
Earnings per ordinary share – basic	15	0.03	0.29	0.04
Earnings per ordinary share – diluted	15	0.03	0.29	0.04

Share-based compensation expense as follows Note 2(l):
Selling, general and administrative expenses		—	174,420	22,219

The shares and per share information are presented on a retroactive basis to reflect the Stock split in Note 14(b).

The accompanying notes are an integral part of these consolidated financial statements.

WEB3LABS GLOBAL INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares		Additional paid-in capital	(Accumulated deficit) Retained earnings	Total shareholders’ (deficit) equity
	Share number*	*HK$	HK$	HK$	HK$
Balance as of June 30, 2023	20,897,979	2,210	—	(252,061)	(249,851)
Net income	—	—	—	726,149	726,149
Issuance of ordinary shares	2,299,710	243	6,239,757	—	6,240,000
Balance as of June 30, 2024	23,197,689	2,453	6,239,757	474,088	6,716,298
Net income	—	—	—	6,930,757	6,930,757
Restricted stock vesting	311,677	33	(33)	—	—
Compensation expense – restricted stock	—	—	174,420	—	174,420
Issuance of ordinary shares	1,192,507	125	13,278,054	—	13,278,179
Balance as of June 30, 2025	24,701,873	2,611	19,692,198	7,404,845	27,099,654
Balance as of June 30, 2025(US$)	24,701,873	333	2,508,592	943,304	3,452,229

____________

*        All the shares issued and outstanding and additional paid-in capital presented here are adjusted retrospectively.

The effected stock split are presented on a retroactive basis as disclosed in Note 14(b).

The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on October 20, 2025 as disclosed in Note 1(b).

The accompanying notes are an integral part of these consolidated financial statements.

WEB3LABS GLOBAL INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended June 30,
	2024	2025	2025
	HK$	HK$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	726,149	6,930,757	882,909

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	—	105,054	13,383
Provision for credit losses	—	156,000	19,873
Amortization of operating lease right-of-use asset	—	41,453	5,281
Share-based compensation expense	—	174,420	22,219
Change in fair value of digital assets	25,460	(43,297)	(5,516)
Gain from crypto investment receivable	(411,912)	(724,680)	(92,317)
Realized gain from digital assets	(245,066)	(487,917)	(62,156)
Deferred Tax	39,613	58,043	7,394
Changes in operating assets and liabilities:
Accounts receivable, net	—	(926,700)	(118,052)
Prepaid expenses and other current asset	(650,073)	347,594	44,280
Other non-current assets	—	(826,733)	(105,318)
Contract assets	(835,716)	835,716	106,462
Digital assets	2,788,509	(2,191,467)	(279,171)
Account payable	109,363	(70,113)	(8,932)
Accrued expenses and other current liabilities	3,077,124	(2,763,374)	(352,027)
Tax payable	12,915	1,071,719	136,527
Amounts due to related parties	(253,935)	(118,726)	(15,125)
Amounts due from related parties	(45,291)	(2,455,024)	(312,746)
Operating lease liabilities	—	(95,438)	(12,157)
Contract liabilities	3,168,215	2,253,432	287,066
Net cash provided by operating activities	7,505,355	1,270,719	161,877

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment		(769,600)	(98,039)
Investment in long-term investment		(1,000,000)	(127,390)
Proceeds from the sale of digital assets	6,363,104	480,257	61,180
Advance to the related parties	(3,970,000)
Repayments of advance to a related party	—	1,600,000	203,824
Net cash provided by investing activities	2,393,104	310,657	39,575

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of ordinary shares	—	3,875,719	493,728
Net cash provided by financing activities	—	3,875,719	493,728

Effect of exchange rate changes	—	—	—

Net change in cash in bank	9,898,459	5,457,095	695,180

Cash in bank, beginning of the year	213,069	10,111,528	1,288,109
Cash in bank, end of the year	10,111,528	15,568,623	1,983,289

Supplemental disclosures of non-cash investing and financing activities:
Conversion of advance contributions to registered ordinary shares	(6,240,000)	(7,062,460)	(899,688)
Advance crypto contributions from shareholders	7,062,460	—	—
Proceeds from issuance of ordinary shares through digital assets	—	2,340,000	298,093
Net investment of crypto investment receivable party	(402,048)	(567,683)	(72,317)
Obtaining a right-of-use asset in exchange for a lease liability	—	(2,080,455)	(265,029)

The accompanying notes are an integral part of these consolidated financial statements.

WEB3LABS GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

(a) Principal activities

Web3Labs Global Inc. (the “Company” or “Web3Labs”) was incorporated under the laws of Cayman Islands on September 30, 2025, as an exempted company with limited liability. The Company with its subsidiaries (collectively referred to as the “Group”) are principally engaged in providing comprehensive Web 3.0 ecosystem and incubation services, with all its operations in Hong Kong. The principal activities of the Company include offering strategic and technical advisory services to Web 3.0 projects, providing resources, mentorship, organizing industry events and conferences, and financial support to early-stage ventures, as well as conducting workshops and educational programs on Web 3.0 technologies.

(b) Reorganization

Historically, the Web 3.0 ecosystem services and incubation ecosystem service are solely provided by Web3hub Global Company Limited (“Web3hub” or “Operating Company”). To support its growth, the Operating Company undertook several capital-raising activities, including the issuance of ordinary shares and stock splits as described in Note 14.

As of June 30, 2025, the Operating Company had 3,328,696 ordinary shares issued and outstanding, which have been retrospectively reflected in the Company’s consolidated financial statements to account for the reorganization through the share swap transaction.

To establish the Company as the new ultimate holding company, the reorganization of the Company’s legal structure (the “Reorganization”) was completed on October 20, 2025. The Reorganization involved the following major events:

•        On September 30, 2025, Web3Labs was incorporated in the Cayman Islands by G-Rocket to serve as the ultimate holding company;

•        On September 30, 2025, Web3Labs BVI Inc. (“Web3Labs BVI”) was incorporated in the British Virgin Islands to serve as a wholly-owned subsidiary of Web3Labs; it became wholly-owned by Web3Labs on October 3, 2025;

•        On October 20, 2025, in a share swap transaction, the shareholders of the Operating Company transferred 100% of their equity interests in Web3hub to Web3Labs BVI in exchange for ordinary shares of Web3Labs. As a result of the share swap, the shareholders of the Operating Company became shareholders of the Group on a retrospective basis.

Before and after the Reorganization, the Group is effectively controlled by the G-rocket and ultimately controlled by Kit Chong Ng. As such, to reflect the economic substance of the Operating Company’s business under the reorganization, the transaction detailed above has been accounted for as a transaction among entities under common control. Accordingly, the financial statements have been prepared by retrospectively presenting the financial results of the entities now comprising the Group and reflecting the historical share capital structure of the Operating Company, including the effects of all previously described equity transactions and stock splits.

As of November 3, 2025, which is the date that these consolidated financial statements are available to be issued, the details of the Company’s subsidiaries are as follows.

Name	Date of Incorporation	Place of Incorporation	Percentage of Effective Ownership	Principal Activities
Web3Labs BVI	September 30, 2025	British Virgin	100%	Investment holding
Web3hub	March 3, 2017	Hong Kong	100%	Web 3.0 service provider

WEB3LABS GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The accompanying consolidated financial statements are prepared on a consolidated basis in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

(b) Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All intercompany transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

(c) Use of estimates

The preparation of the consolidated financial statements in accordance with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related disclosures of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reported years in the consolidated financial statements and accompanying notes.

Significant accounting estimates include, but not limited to: valuation of digital assets, allowance for credit losses, fair value of crypto investment receivable from a related party. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

On an on-going basis, the Group evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making the significant accounting estimates about the carrying values of assets and liabilities.

(d) Convenience translation

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entities operate (“the functional currency”). The consolidated financial statements are presented in HK$, which is the Group’s functional and presentational currency. Amounts in US$ are presented for the convenience of the reader and are translated at the rate of US$1.00 = HK$7.8499, representing the exchange rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on June 30, 2025. No representation is made that the HK$ amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any particular rate.

(e) Foreign Currency Transactions

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of income.

(f) Fair value measurement

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

WEB3LABS GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs are:

•        Level 1 — Applies to assets or liabilities for which there are quoted prices(unadjusted) in active markets for identical assets or liabilities;

•        Level 2 — Applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data; and

•        Level 3 — Applies to assets or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Financial assets and liabilities of the Group primarily consist of cash in bank, accounts receivable, amount due from related parties, deposits included in prepaid expenses and other current assets, crypto investment receivable, accrued expenses and other current liabilities, amount due to related parties. As of June 30, 2024 and 2025, the carrying amounts of the current financial assets and liabilities approximate their fair values due to the short-term maturity.

All the Group’s digital assets are classified within Level 1 of the fair value hierarchy because they were valued using their reported prices in CoinMarketCap, which reflects quoted prices in respective principal markets. The Group determines CoinMarketCap a reliable pricing source for quoted prices in active market as it is one of the earliest and the most trusted sources by users, institutions, and media for comparing thousands of digital assets and selected by the U.S. government.

All the Group’s crypto investment receivable from a related party was classified within Level 2 of the fair value hierarchy because they were valued using observable market prices of the common cryptocurrencies USDT, USDC, ETH and BTC that comprised the crypto investment receivable.

(g) Cash in bank

Cash in bank represents bank deposits and balance, which have original maturities of three months or less and unrestricted as to withdrawal and use.

Disaggregation of cash in bank by currency denomination is set out below:

	As of June 30,
	2024	2025	2025
	HK$	HK$	US$
Currency
HK dollar	9,687,258	5,191,479	661,343
US dollar	424,270	10,377,144	1,321,946
Total	10,111,528	15,568,623	1,983,289

WEB3LABS GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(h) Accounts receivable, net

Accounts receivable represents the amounts due from customers when the Group has satisfied its performance obligation for revenue recognized and billed but have not yet collected. These receivables are uncollateralized, which include amounts earned less payments received and allowances for expected credit losses.

On July 1, 2023, the Group adopted ASU 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments(“ASC 326”). ASC 326 introduces an approach based on expected losses to estimate the allowance for doubtful accounts, replacing the previous incurred loss impairment model, which makes allowances when there is substantial doubt as to the collectability and a loss is determined to be probable. The Group adopted this guidance prospectively and the adoption of this guidance did not have a material impact on the financial position, results of operations and cash flows.

The Group’s accounts receivable, net, contract assets and deposits are within the scope of ASC 326. Meanwhile, amounts due from related parties are evaluated for allowance under ASC 310-10 on an individual basis, with specific provisions recorded as needed. The Group has identified the relevant risk characteristics of its customers and the related receivables, which include size, types of services or the products the Group provides, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. The Group also provides specific provisions for allowance when facts and circumstances indicate that the receivable is unlikely to be collected.

For the years ended June 30, 2024 and 2025, the Group recognized expected credit loss on accounts receivable of nil and HK$156,000 (US$19,873), respectively. No other allowances for credit loss have been recognized as of June 30, 2024 and 2025.

(i) Property and equipment, net

Property and equipment, net are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Estimated useful lives and residual value are as follows:

Category	Estimated useful lives
Vehicle	5 years
Office equipment	3 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income in other income or expenses.

(j) Digital Assets

The Group accounts for digital assets based on the nature of the underlying asset and the contractual right.

Digital Assets — Financial Assets

Digital Assets — Financial Assets are stablecoins that are contractually redeemable for a fixed amount of fiat currency on demand. Meanwhile, some stablecoins, lack an enforceable contractual right to redeem directly from the issuer, meet the scope requirement of ASC 350-60 and are recognized as Digital Assets — Non Financial Assets.

WEB3LABS GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Digital Assets — Financial Assets represent USDC used for company operations and trade settlements. USDC are deemed to be financial instruments as each unit is designed to be readily redeemable on a 1:1 basis for one U.S. dollar from its issuer. The Company has elected to apply the fair value option in accordance with ASC 825, “Financial Instruments,” for these assets. Accordingly, these digital financial assets are measured at fair value, with changes in fair value recorded in the Company’s consolidated income statements.

Digital Assets — Non-Financial Assets

Digital Assets — Non-Financial Assets, primary consist of USDT, ETH and other cryptocurrencies are included in current assets in the accompanying consolidated balance sheets. The classification of digital assets as a current asset has been made after the Group’s consideration of the significant consistent daily trading volume on readily available digital assets exchanges and the absence of limitations or restrictions on the Group’s ability to sell. Digital Assets are acquired, received, and disposed of primarily as part of the Company’s core operations, including receiving payment from customers, paying operational expenses, facilitating settlement with vendors, receiving shareholders’ contribution, and investing transactions.

On December 13, 2023, the FASB issued ASU 2023-08, which addresses the accounting and disclosure requirements for certain cryptocurrencies. The new guidance requires entities to subsequently measure certain cryptocurrencies at fair value, with changes in fair value recorded in net income in each reporting period. Retrospective restatement would not be required or allowed for prior periods. The amendments are effective for all entities for fiscal years beginning after December 15, 2024, including interim periods within those years. Early adoption is permitted. The Group early adopted ASU 2023-08 on July 1, 2023.

The Group measures the fair value of digital assets on a daily basis and tracks its cost basis of digital assets in accordance with the first-in-first-out (“FIFO”) method of accounting.

Cash flows resulting from the purchase, sale, or exchange of digital assets for such operating purposes are classified as operating activities. Cash flows resulting from the receipt of digital assets as capital injections from shareholders are disclosed as a non-cash financing activity in the notes to the consolidated statements of cash flows. Cash flow resulting from digital assets purchase and sale for investing purpose are disclosed as investing activities.

(k) Crypto investment receivable from a related party

The Group has an investment receivable from a related party, which represents digital assets transferred to a designated Hong Kong-licensed crypto-exchange account and entrusted to the related party for discretionary crypto asset investment. Pursuant to the terms of the agreement, the related party exercises professional judgment to determine the timing and underlying digital assets for investment. The Operating Company has contractual rights to access the financial position and performance of the designated wallet, owns the economic benefits of the financial assets and digital assets in the designated wallet, and has contractual power to redeem funds in the designated wallet upon short notice to the managing related party.

The classification of this investment receivable as a current asset is based on the Group’s consideration of the readily realizable nature of the underlying digital assets and the absence of limitations or restrictions on the Operating Company ability to instruct the related party to sell or convert the underlying digital assets into fiat currency at any time.

The Group has determined the crypto investment receivable is measured at fair value Level 2-based on the observable market price of the underlying invested digital assets. Changes in the fair value of crypto investment receivable from a related party are recognized in the consolidated statements of income within gain from crypto investment receivable.

Cash flows from the net settlement of the crypto investment receivable from a related party through digital assets are disclosed as non-cash investing activities in the notes to the consolidated statements of cash flows. On October 22, 2025, the crypto investment receivable has been fully redeemed, and the corresponding funds have been credited to the designated bank account of the Group.

WEB3LABS GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(l) Share Based Compensation

The Group applies the fair value method of FASB ASC 718, Share Based Payment, in accounting for its stock-based compensation. The standard states that compensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period. The Group values stock-based compensation at the market price for the Operating Company’s ordinary shares on the grant date.

For accounting purposes, the shares of issued but remain contingently returnable and unvested restricted stock are included in the outstanding shares shown on the consolidated balance sheets; however, the restricted stock is included in the calculation of diluted earnings per share using the treasury stock method, which includes only the incremental dilutive shares.

(m) Long-term investment

Equity investments without readily determinable fair values

Beginning on July 1, 2023, the Group’s equity investments without readily determinable fair values, which do not qualify for the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”), and over which the Group does not have the ability to exercise significant influence through the investments in common stock or in substance common stock, are accounted for under the measurement alternative upon the adoption of ASU 2016-01 (the “Measurement Alternative”). Under the Measurement Alternative, the carrying value is measured at cost, less any impairment, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments of the same issuer. All gains and losses on these investments, realized and unrealized, are recognized in the consolidated statements of income. The Group makes assessment of whether an investment is impaired based on performance and financial position of the investee as well as other evidence of market value at each reporting date. Such assessment includes, but is not limited to, reviewing the investee’s cash position, recent financing, as well as the financial and business performance. The Group recognizes an impairment loss equal to the difference between the carrying value and fair value in the consolidated statements of income if any.

(n) Revenue recognition

The Group adopted the revenue standard Accounting Standards Codification (“ASC 606”), Revenue from Contracts with Customers. The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the Group expects to receive in exchange for those goods or services. The following five steps are applied to achieve that core principle:

Step 1:    Identify the contract (s) with a customer

Step 2:    Identify the performance obligations in the contract

Step 3:    Determine the transaction price

Step 4:    Allocate the transaction price to the performance obligations in the contract

Step 5:    Recognize revenue when (or as) the entity satisfies a performance obligation

The Group evaluate revenue contracts to identify onerous contracts where the unavoidable costs of meeting the obligations exceed the expected economic benefits. When an onerous contract is identified, the Company recognizes a provision for the estimated loss, which is included in cost of revenue.

WEB3LABS GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group generally settle with the customer with cash in HKD or USD. The Group also accept cryptocurrency as the payment form, and recognize revenue and the cost of cryptocurrency based on the fiat currency amount. The quantity actually paid by the customer is based on the fair value at the time of the settlement, and future price fluctuations are reflected in the change in the fair value of the cryptocurrency in Note 2(j).

Web 3.0 strategic consulting services

The Group generates revenue primarily from service agreements related to Web 3.0-related consulting and advisory services, including but not limited to analyzing the blockchain-industry landscape, delivering feasibility studies and project-support services, and leveraging the Group’s industry network to secure financing and resources for customers.

For these service contracts, the Group typically identify a single performance obligation comprising an integrated series of advisory and support services provided over the contract term. Revenue from these contracts is recognized over time using a straight-line method over the contractual service period, as this best depicts the pattern in which the customer simultaneously receives and consumes the benefits of our stand-ready obligations.

The transaction price is generally fixed and allocated entirely to the performance obligation. There are no significant variable considerations or financing components in the contracts. The related unbilled amount is recorded as contract assets subject to the completion of the whole service. When the service is completed and the fee becomes unconditionally due, the contract asset is reclassified to accounts receivable.

Web 3.0 acceleration program management services

The revenue primarily consists of fees from partnership agreements related to Web 3.0 acceleration program management services, where the Group sign certain strategic partnership agreements with blockchain technology customers, working to attract more cohort members to issue token on the blockchain.

The Group typically identifies a single performance obligation in contracts with blockchain technology customers. The obligation comprises integrated program facilitation, promotion, and support services for individual acceleration programs, where each service is evaluated for distinctness under ASC 606. The Group’s performance under the contract is primarily to deliver specific end results (e.g., a complete integrated services package including a mutually agreed number of shortlisted projects, program training and support), and since the customer neither consumes service benefits as they are provided, controls in-progress assets during performance, nor does the Group have an enforceable right to payment for partial performance, revenue is recognized at a point in time. The Group considers confirmation of the complete delivery of the integrated service package by the blockchain technology customers as the point in time for revenue recognition.

The transaction price is fixed and is fully attributed to the single performance obligation, with no significant variable consideration, financing components.

On June 28, 2023, the Group entered into a service agreement with a blockchain customer with proportion of revenue less then 5% for acceleration program management, under which the core objective was to provide acceleration and incubation services to nurture selected Web3 projects into mature, deployable projects on its Blockchain. Upon joint review on April 30, 2025, the parties confirmed that deploying the projects on its Blockchain was not technically feasible, and the acceleration/incubation services had not been provided. As the core objective could not be met, the parties mutually decided to terminate the agreement. On the same date, the parties agreed on a full and final settlement of the service fee in recognition of the Group’s efforts and resources invested during the project. This settlement constitutes a complete resolution, with no further claims allowed by either party.

WEB3LABS GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Web 3.0 general business services

The revenue primarily consists of marketing, market research and other business consulting services provided to third-party startup entities. Web 3.0 general business services encompass, but are not limited to, market trend analysis and marketing strategy support, coordination of collaboration opportunities and networking services, risk assessment support, corporate consulting and strategic planning, which serve to facilitate third-party startups in accessing infrastructure, industry resources, and applicable policies.

For these contracts, the Group typically identify a single performance obligation as the services provided by the Group principally encompassing ongoing business support and advice to help customer to prepare to address long-term business challenges. Revenue is recognized over time as the continuous consulting services are consumed simultaneously.

The transaction price is variable. No amount of variable consideration should be included in the transaction price, since it is not probable that a significant reversal of cumulative revenue recognized will not occur resulting from change in estimate of the consideration the Group will receive upon finalized reconciliation with the customers. The Group recognizes revenue from Web 3.0 general business services after the services are completed and the Group has reconciled with customers — as this is when the relevant uncertainties are resolved. The service fee is confirmed by the client at the end of the service, based on the progress and results achieved.

Event organization services

The revenue primarily consists of fees from service agreements related to event production and execution management.

For these event service contracts, the Group typically identifies a single performance obligation comprising an integrated set of management, logistics, and production services provided. Revenue is recognized over time because the customer simultaneously receives and consumes the benefits of the Group’s event execution and production services throughout the contract period. The Group determined that a straight-line method provides a faithful depiction of this continuous transfer of control as the full scope of event organization services are rendered uniformly throughout the contract duration.

The transaction price is generally fixed and allocated entirely to the performance obligation. There are no significant variable considerations or financing components in the contracts. Advance payments are deferred as contract liabilities until performance occurs. The Group do not have significant contracts with multiple performance obligations.

The Group acts as principal as it controls the services before transfer by integrating and directing providers across substantially every area (execution, production, suppliers), bearing primary responsibility and risks, and setting the overall price.

Referral business services and others

Revenue from referral business services and other related services mainly consists of referral services provided to event hosts, assisting them in obtaining certain sponsorships as well as other business-related services (e.g., business registration services).

For these contracts, the Group typically identifies a single performance obligation comprising sponsorship sales services. The Group’s performance obligation is satisfied — and revenue is recognized at a point in time — only when the customer successfully receives the referred sponsorship; this is because the customer cannot simultaneously receive and consume the benefits of the referral services before the sponsorship is secured.

WEB3LABS GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The transaction price is variable, calculated as certain agreed ratio of actual sponsorship amounts. At the time of revenue recognition (i.e., when the sponsorship is secured), the uncertainty of a significant reversal of the variable consideration is resolved. No revenue is recognized if the contract is terminated early or the sponsorship introductions fail.

In limited instances where a contract includes a separate fixed-fee deliverable (e.g., hotel rate negotiation), the Group evaluates whether it constitutes a distinct performance obligation. Such services are capable of being distinct and separately identifiable (no significant integration or modification with referral activities). However, these represent non-recurring, immaterial components of the revenue stream. Revenue for such services is recognized at a point in time upon delivery of the negotiated rates.

The following table disaggregates the Group’s revenue by major sources:

	For the years ended June 30,
	2024	2025	2025
	HK$	HK$	US$
By revenue Stream
Web 3.0 strategic consulting services	1,156,756	6,191,556	788,743
Web 3.0 acceleration program management services	—	3,666,000	467,012
Web 3.0 general business services	—	2,701,749	344,176
Event organization services	130,000	4,671,807	595,143
Referral business services and others	509,335	54,610	6,957
Total	1,796,091	17,285,722	2,202,031
	For the years ended June 30,
	2024	2025	2025
	HK$	HK$	US$
By timing of revenue recognition
Overtime	1,286,756	13,565,112	1,728,062
Point in time	509,335	3,720,610	473,969
Total	1,796,091	17,285,722	2,202,031

Contract balances

When the Group satisfies a performance obligation, it presents a contract asset if its right to consideration is conditional on future performance or events other than the passage of time. The Group presents an accounts receivable when its right to consideration is unconditional and only the passage of time is required before payment is due.

Under ASC 606-10-45-1, contract assets are defined as an entity’s right to consideration in exchange for goods or services transferred to a customer when that right is conditional on something other than the passage of time. The Group have contract assets derived from unbilled revenue. As of June 30, 2024 and 2025, the Group recognized contract assets as HK$835,716 and nil, respectively. Contract assets are converted to accounts receivable when the right to payment becomes unconditional.

Contract liabilities represent the billings or cash received for services in advance of revenue recognition and is recognized as revenue when all of the Group’s revenue recognition criteria are met.

As of June 30, 2024, the aggregate amount of the transaction price allocated to the remaining performance obligation is HK$3,168,215, and the Group will recognize this revenue related to Web 3.0 acceleration program management and Referral service and others over the remaining contract periods over 0.3 to 1 year. As of June 30, 2025, the aggregate amount of the transaction price allocated to remaining performance obligation is HK$5,421,647

WEB3LABS GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(US$690,664), and the Group will recognize this revenue related to Web 3.0 strategic consulting service and Web 3.0 acceleration program management over the remaining contract periods over 0.5 to 2.7 years. The current portion (expected to be recognized within 1 year) is HK$2,861,235(US$364,493), corresponding to performance obligations with remaining terms of 0.5 to 1 year. The non-current portion (expected to be recognized beyond 1 year) is HK$2,560,412(US$326,171), corresponding to performance obligations with remaining terms of 1 to 2.7 years.

Revenue recognized in the period that was included in the beginning-of-period contract liability balance were nil and HK$3,168,215 for the years ended June 30, 2024 and 2025, respectively.

(o) Cost of revenue

Cost of revenue includes cost of manpower, and others related to contract performance, such as supplies and tools.

(p) Selling, general and administrative expenses

Selling, general and administrative expenses primarily comprise payroll, rental, office and utilities, and depreciation expenses. They also include entertainment, travelling, sponsorship, advertising and transportation fees related to marketing activities, expected loss on financial assets, and other miscellaneous expenses covering selling, general corporate, and administrative functions.

(q) Employee benefit

All salaried employees of the Group in Hong Kong are enrolled in a Mandatory Provident Fund Scheme (“MPF scheme”) under the Hong Kong Mandatory Provident Fund Schemes Ordinance, within two months of employment. The MPF scheme is a defined contribution retirement plan administered by an independent trustee. The Group makes regular contributions of 5% of the employee’s relevant income to the MPF scheme, subject to a maximum of HK$1,500 per month. Contributions to the plan vest immediately. The Group recorded MPF expenses of HK$17,052 and HK$78,886 for the years ended June 30, 2024 and 2025, respectively.

(r) Leases

Under ASC Topic 842, lease assets and liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is the Group’s incremental borrowing rate based on the information available at the lease commencement date. The Group generally uses the base, non-cancellable lease term in calculating the right-of-use assets and lease liabilities.

The Group may recognize the lease payments in the consolidated statements of income on a straight-line basis over the lease terms and variable lease payments in the periods in which the obligations for those payments are incurred, if any. The lease payments under the lease arrangements are fixed.

The Group elected the practical expedients for an entity ongoing accounting and applied the short-term lease exception for lease arrangements with a lease term of 12 months or less at commencement. Lease terms used to compute the present value of lease payments do not include any option to extend, renew or terminate the lease that the Group is not able to reasonably certain to exercise upon the lease inception. Accordingly, operating lease right-of-use assets and liabilities do not include leases with a lease term of 12 months or less.

The Group did not adopt the practical expedient that allows lessees to treat the lease and non-lease components of a lease as a single lease component. Non-lease components include payments for building management, utilities and property tax. It separates the non-lease components from the lease components to which they relate.

Operating lease expense is recognized on a straight-line basis over the lease term.

WEB3LABS GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group evaluates the impairment of its right-of-use assets consistent with the approach applied for its other long-lived assets. The Group reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Group has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated lease payments in the undiscounted future pre-tax cash flows. For the years ended June 30, 2024 and 2025, the Group did not have any impairment loss against its operating lease right-of-use assets.

(s) Income taxes

The Group accounts for income taxes under ASC 740. Provision for income taxes consists of current and deferred taxes. Current tax is recognized based on the results for the year as adjusted for items which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statements carrying amounts of existing assets and liabilities and their respective tax bases that will be in effect when the differences are expected to reverse. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, based on a more-likely-than-not threshold, to reduce deferred tax assets to the amount expected to be realized. The Group’s ability to realize deferred tax assets depends on each individual entity’s ability to generate sufficient taxable income within the carry forward periods provided for in the tax law.

The Group applies a “more-likely-than-not” recognition threshold in the evaluation of uncertain tax positions. The Group recognizes the benefit of a tax position in its consolidated financial statements if the tax position is “more-likely-than-not” to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not” recognition threshold is measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Unrecognized tax benefits may be affected by changes in interpretation of laws, rulings of tax authorities and tax audits. In addition, changes in facts, circumstances and new information may require the Group to adjust the recognition and measurement estimates with regard to individual tax positions. Accordingly, unrecognized tax benefits are periodically reviewed and re-assessed. Adjustments, if required, are recorded in the Group’s consolidated financial statements in the period in which the change that necessities the adjustments occur. The ultimate outcome for a particular tax position may not be determined with certainty prior to the conclusion of a tax audit and, in certain circumstances, a tax appeal or litigation process. The Group records interest and penalties related to unrecognized tax benefits (if any) in income tax expense.

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the years ended June 30, 2024 and 2025, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

(t) Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation. Amounts due from related parties are evaluated for allowance under ASC 310-10 on an individual basis, with specific provisions recorded as needed.

WEB3LABS GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(u) Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Group’s CODM is the Chief Executive Officer.

The Group’s CODM relies upon the consolidated results of operations as a whole when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has only one principal reportable segment as defined by ASC 280.

In November 2023, the FASB issued ASU 2023-07, Improvements to Reportable Segment Disclosures (Tonic 280). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the CODM and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment’s profit or loss in assessing segment performance and deciding how to allocate resources. The Group has adopted Accounting Standards Update 2023-07 — Segment Reporting (Topic ASC 280). Improvements without material impact upon our financial position and results of operations.

(v) Concentration of Risks

The Group is subject to risks associated with concentrations in its customer base and financial instruments. Additionally, the Group’s operations are geographically concentrated in the Asia-Pacific region. Economic, political, or regulatory changes in this region could significantly impact the Group’s performance.

Credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash in bank, account receivable, contract assets and amount due from related parties. The Group places its cash in bank with financial institutions with high-credit ratings and quality.

To reduce credit risk, the Group performs on-going credit evaluations of the financial condition of these service clients. The Group establishes a provision for credit losses based upon estimates, factors surrounding the credit risk of specific service clients and other information.

Concentration of customers

The following customers represented more than 10% of the Group’s total revenue for the years ended June 30, 2024 and 2025:

	For the years ended June 30,
	2024	2025
Customer A	*	20%
Customer B	47%	18%
Customer C	25%	*
Customer D	*	12%
Customer E	18%	*

____________

*        Represented percentage less than 10%

WEB3LABS GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following customers represented more than 10% of the Group’s total accounts receivable, net as of June 30, 2024 and 2025:

	As of June 30,
	2024	2025
Customer F	*	68%
Customer G	*	17%
Customer H	*	15%

____________

*        Represented percentage less than 10%

Concentration of vendors

The following suppliers represented more than 10% of the Group’s total purchase for the years ended June 30, 2024 and 2025:

	For the years ended June 30,
	2024	2025
Supplier A	*	44%
Supplier B	10%	*

____________

*        Represented percentage less than 10%

The following suppliers represented more than 10% of the Group’s total accounts payable as of June 30, 2024 and 2025:

	As of June 30,
	2024	2025
Supplier C	100%	*
Supplier D	*	100%

____________

*        Represented percentage less than 10%

Interest rate risk

The Group’s exposure on fair value interest rate risk mainly arises from its fixed deposits with banks. It also has exposure on cash flow interest rate risk which is mainly arising from its deposits with banks.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by the Group, such as cash in bank, at the end of the reporting period, the Group is not exposed to significant interest rate risk as the interest rates of cash at bank are not expected to change significantly.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

WEB3LABS GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Typically, we ensure that it has sufficient cash on demand to meet expected operational expenses for a period of 180 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

(v) Earnings per share

The Group computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average ordinary shares outstanding for the period. Diluted EPS reflects the potential dilution from unvested restricted stock using the treasury stock method, which includes the incremental shares in the calculation.

(w) Recent accounting pronouncements

The Group expects to be an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group elected to take advantage of the extended transition periods. However, this election will not apply should the Group cease to be classified as an EGC.

Recently adopted accounting pronouncements

In January, 2025, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 122 (“SAB 122”), which rescinds the interpretive guidance previously provided in SAB No. 121 (“SAB 121”). SAB 121 had required entities to recognize a liability and corresponding asset for their obligation to safeguard crypto-assets held for platform users. With the issuance of SAB 122, entities are no longer mandated to recognize such liabilities and assets solely based on safeguarding responsibilities. Instead, entities should assess whether to recognize a liability related to the risk of loss under such obligations by applying the recognition and measurement requirements for contingencies as outlined in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 450-20, Loss Contingencies.

In connection with the early adoption of SAB 122 for the fiscal year ended June 30, 2024, the Group evaluated the impact of this new guidance and determined there was no material impact on its consolidated financial statements.

In December 2023, the FASB issued Accounting Standards Update (“ASU”) No. 2023-08, Intangibles — Goodwill and Other — Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets. This ASU provides guidance on the accounting for, measurement of, and disclosures related to digital assets that meet specific criteria outlined within the standard. The ASU aims to improve the transparency and comparability of financial information related to digital assets held by entities.

ASU 2023-08 applies to all entities that hold digital assets, which are defined as digital assets existing on a blockchain or similar distributed ledger technology, secured through cryptography, and are fungible. The standard specifically excludes digital assets that provide the holder with enforceable rights to goods, services, or other assets and those created or issued by the reporting entity or its related parties.

Under ASU 2023-08, digital assets within its scope are required to be measured at fair value with changes in fair value recognized in net income each reporting period. This represents a departure from the previous practice of accounting for these assets as indefinite-lived intangible assets subject to impairment testing. The ASU also mandates separate presentation of digital assets on the balance sheet and the separate presentation of gains and losses from the remeasurement of digital assets in the income statement.

Furthermore, the ASU introduces comprehensive disclosure requirements designed to provide users of financial statements with detailed information about an entity’s holdings of digital assets. These disclosures include, but are not limited to, the nature and amount of significant holdings of digital assets, the risks associated with contractual sale restrictions, and a reconciliation of changes in the holdings of digital assets during the reporting period.

WEB3LABS GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Group early adopted the provisions of ASU 2023-08 for the fiscal year beginning on July 1, 2023. The adoption was applied through a cumulative-effect adjustment to the opening balance of retained earnings in the year of adoption, in accordance with the transition requirements specified by the ASU.

New Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, which is an update to Topic 740, Income Taxes. The amendments in this update related to the rate reconciliation and income taxes paid disclosures improve the transparency of income tax disclosures. For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2025. Early adoption is permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments in this Update should be applied on a prospective basis. Retrospective application is permitted. This ASU will result in the required additional disclosures being included in the Group’s consolidated financial statements, once adopted. The Group is currently assessing the ASU’s impact on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement (Topic 220)- Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40). ASU No. 2024-03 requires publicly-traded business entities to disclose specified information about the components of certain costs and expenses that are currently disclosed in the financial statements. The guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Group does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

Other accounting standards that have been issued by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent standards that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3. ACCOUNTS RECEIVABLE, NET

The accounts receivable, net consisted of the following:

	As of June 30,
	2024	2025	2025
	HK$	HK$	US$
Accounts receivable	—	926,700	118,053
Less: Allowance for credit losses	—	(156,000)	(19,873)
Total	—	770,700	98,180

The movements in the allowance for credit losses were as follows:

	For the years ended June 30,
	2024	2025	2025
	HK$	HK$	US$
Beginning balance	—	—	—
Additions	—	156,000	19,873
Ending balance	—	156,000	19,873

Up to November 3, 2025, the Group collected approximately HK$0.7 million (US$0.09 million) in accounts receivable from the customers as of June 30, 2025.

WEB3LABS GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025

4. DIGITAL ASSETS

The following tables provide additional detail related to the digital assets as of June 30, 2024 and 2025.

	As of June 30,
	2024	2025	2025
	HK$	HK$	US$
Digital Assets – Financial Assets	166,017	3,441,224	438,378
Digital Assets – Non-Financial Assets	4,626,513	6,453,231	822,078
Total digital assets	4,792,530	9,894,455	1,260,456

The digital assets consisted of the following as of June 30, 2024 and 2025:

	As of June 30,
	2024	2025	2025
	HK$	HK$	US$
USDT	4,430,414	6,435,627	819,836
USDC	166,017	3,441,224	438,378
ETH	180,432	15,388	1,960
MXC	15,667	2,216	282
Ending balance	4,792,530	9,894,455	1,260,456

The following tables present the Gorup’s cryptocurrencies holdings as of June 30, 2024 and 2025:

	As of June 30, 2024
	Quantity	Cost basis	Fair Value	Fair Value
		HK$	HK$	US$
USDT	568,731.00	4,445,726	4,430,414	564,391
USDC	21,256.95	172,467	166,017	21,149
ETH	6.84	176,810	180,432	22,985
MXC	192,700.99	31,333	15,667	1,996
	As of June 30, 2025
	Quantity	Cost basis	Fair Value	Fair Value
		HK$	HK$	US$
USDT	819,825.07	6,408,841	6,435,627	819,836
USDC	438,364.50	3,413,327	3,441,224	438,378
ETH	0.79	14,302	15,388	1,960
MXC	192,700.99	31,333	2,216	282

WEB3LABS GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025

4. DIGITAL ASSETS (cont.)

The following table presents additional information about the Group’s cryptocurrencies for the years ended June 30, 2024 and 2025:

	For the years ended June 30, 2024 and 2025
	USDT	USDC	ETH	MXC
Balance as of June 30, 2023	—	—	6,284,028	—
Additions(1)	12,260,542	182,711	—	31,334
Dispositions(2)	(7,810,379)	(10,244)	(6,365,068)	—
Unrealized fair value changes on digital assets	(16,876)	211	6,872	(15,667)
Realized gain (loss) on disposal of digital assets	(2,873)	(6,661)	254,600	—
Balance as of June 30, 2024	4,430,414	166,017	180,432	15,667
Additions(1)	9,355,424	6,999,161	—	—
Dispositions(2)	(7,405,882)	(3,896,889)	(481,103)	—
Unrealized fair value changes on digital assets	26,969	34,491	(4,712)	(13,451)
Realized gain on sale or exchange of digital assets	28,702	138,444	320,771	—
Balance as of June 30, 2025	6,435,627	3,441,224	15,388	2,216
Balance as of June 30, 2025(US$)	819,836	438,378	1,960	282

____________

(1)      Additions represent receipt from providing services, contribution from shareholders and conversions from fiat currency/another digital asset.

(2)      Dispositions represent payment of cost and expenses, sales of digital assets for investing purpose and conversions to fiat currency/another digital asset.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of June 30,
	2024	2025	2025
	HK$	HK$	US$
Contract Cost(1)	610,074	175,480	22,354
Prepaid marketing service fee	—	125,000	15,924
Deposit	40,000	—	—
Others	—	2,000	255
Total	650,074	302,480	38,533

____________

(1)      Contract costs represented the costs directly related to a contract with customers including manpower costs and other miscellaneous items used in fulfilling the contract and other allocations of costs that relate directly to the contract or to contract activities. Contract costs are determined principally by the specific identification method and recognized as cost of revenues on a systematic basis that is consistent with the transfer to the customers of the related services.

The Group did not have provision for impairment against contract cost as of June 30, 2024 and 2025, respectively.

WEB3LABS GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025

6. PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consisted of the following:

	As of June 30,
	2024	2025	2025
	HK$	HK$	US$
Vehicle	—	752,704	95,888
Office equipment	—	16,896	2,152
Less: accumulated depreciation	—	(105,054)	(13,383)
Total property and equipment, net	—	664,546	84,657

Depreciation expenses of property and equipment totaled nil and HK$105,054(US$13,383) for the years ended June 30, 2024 and 2025, respectively.

The Group performed impairment assessment on the property and equipment, and there was no impairment loss for the years ended June 30, 2024 and 2025, respectively.

7. LONG-TERM INVESTMENT

On April 3, 2025, the Group acquired preference shares of the Meta Utopia Limited (“Meta”, the investee), which represented 0.15% equity interest of the investee, for a cash consideration of HK$ 1,000,000. As of June 30, 2025, the balance of long-term investment is HK$1,000,000 (US$127,390). For the year ended June 30, 2025, the Group did not recognize any observable price changes in orderly transactions. For the year ended June 30, 2025, the Group did not recognize impairment on long-term investments, due to no indicator of operating loss or non-recoverability which the impairment was other-than temporary.

8. OTHER NON-CURRENT ASSET

Other non-current asset consisted of the following:

	As of June 30,
	2024	2025	2025
	HK$	HK$	US$
Rental deposit	—	826,733	105,318
Total	—	826,733	105,318

Other non-current asset represents the rent deposit for operating purpose in June 2025.

9. OPERATING LEASE

Effectively on July 1, 2023, the Group adopted ASC 842. At the inception of a contract, the Group determines if the arrangement was, or contained, a lease. The leases of the Group mainly consisted of office leasing.

Supplemental balance sheet information related to operating lease was as follows:

	As of June 30,
	2024	2025	2025
	HK$	HK$	US$
Operating lease right-of-use assets, net	—	2,039,002	259,749
Operating lease liabilities, current	—	1,120,847	142,785
Operating lease liabilities, non-current	—	864,170	110,087
Total operating lease liabilities	—	1,985,017	252,872

WEB3LABS GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025

9. OPERATING LEASE (cont.)

The weighted average remaining lease term and discount rate for the operating lease as of June 30, 2024 and 2025, the information related to operating lease was as follows:

	As of June 30,
	2024	2025
Weighted average annual discount rate:
Operating lease	—	5.25%
Weighted average remaining lease term (Years):
Operating lease	—	1.96
Commencement date of the lease:
Operating lease	—	June 15, 2025

The Group’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Group would have to pay to borrow on a collateralized basis over a similar term and an amount equal to the lease payments in a similar economic environment.

Cash paid for amounts included in the measurement of lease liabilities was nil and approximately HK$99,666 (US$12,696) for the years ended June 30, 2024 and 2025, respectively.

The following is a schedule of future minimum payments under the current existing operating leases as of June 30, 2025:

	As of June 30,
	2025	2025
	HK$	US$
2026	946,827	120,616
2027	1,146,160	146,010
Total future lease payments	2,092,987	266,626
Less: imputed interest	(107,970)	(13,754)
Present value of future payments	1,985,017	252,872

10. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of June 30,
	2024	2025	2025
	HK$	HK$	US$
Payroll and welfare payables	316,588	143,096	18,229
Reimbursements payable to employees	20,538	108,016	13,760
Tax payable	12,915	1,084,634	138,172
Other payables(1)	2,740,000	62,640	7,980
Total	3,090,041	1,398,386	178,141

____________

(1)      Other payables as of June 30, 2024 mainly represented the temporarily received amount held for certain projects under Web 3.0 acceleration program. These amounts have been subsequently paid out on behalf of the customers to grant to the program participants.

WEB3LABS GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025

11. ADVANCED CAPITAL FUNDS

Advanced capital funds as of June 30, 2024 represented fund provided by shareholders for share subscription in the Operating Company and had been fully settled with the registration of the shares on December 9, 2024.

12. TAXATION

The entities within the Group file separate tax returns in the respective tax jurisdictions in which they operate.

(a) Cayman Islands

The Company incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Act of the Cayman Islands and accordingly, are exempted from Cayman Islands income tax. As such, the Company is not subject to tax on either income or capital gain. In addition, no withholding tax is imposed upon any payments of dividends by subsidiaries to the Company.

(b) British Virgin Islands

Subsidiary established in the British Virgin Islands is under the current laws of the British Virgin Islands, such subsidiary is not subject to income or capital gains tax. In addition, upon payments of dividends by single company to their shareholders, no British Virgin Islands withholding tax will be imposed.

(c) Hong Kong

Two-tier Profits Tax Rates

Web3hub was incorporated in Hong Kong and is subject to Hong Kong profits tax compliance.

The two-tier profits tax rates system was introduced under the Inland Revenue (Amendment)(No.3) Ordinance 2018 (“the Ordinance”) of Hong Kong became effective for the assessment year 2018/2019. Under the two-tier profit tax rates regime, the profits tax rate for the first HKD 2 million of assessable profits of a corporation will be subject to the lowered tax rate, 8.25% while the remaining assessable profits will be subject to the legacy tax rate, 16.5%. The Ordinance only allows one entity within a group of “connected entities” is eligible for the two-tier tax rate benefit. An entity is a connected entity of another entity if (1) one of them has control over the other; (2) both of them are under the control (more than 50% of the issued share capital) of the same entity; (3) in the case of the first entity being a natural person carrying on a sole proprietorship business-the other entity is the same person carrying on another sole proprietorship business. Under the Ordinance, it is an entity’s election to nominate an entity that will be subject to the two-tier profits tax rate on its Profits Tax Return. The election is irrevocable.

Web3hub applies the two-tier profits tax rate for its provision for current income and deferred taxes. Net operating loss will be carried forward indefinitely under Hong Kong profits tax regulation.

For the years ended June 30, 2024 and 2025, the details of income tax expenses are set forth below:

	For the years ended June 30,
	2024	2025	2025
	HK$	HK$	US$
Current income tax expenses	12,915	1,071,719	136,527
Deferred income tax expenses	39,613	58,043	7,394
Total income tax expenses	52,528	1,129,762	143,921

WEB3LABS GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025

12. TAXATION (cont.)

The reconciliation of income tax rate to the effective income tax rate based on income before income taxes for the years ended June 30, 2024 and 2025 are as follows:

	For the years ended June 30,
	2024	2025	2025
	HK$	HK$	US$
Income before income tax expenses	778,677	8,060,519	1,026,830
Computed income tax expense with statutory tax rate	128,482	1,329,986	169,427
Tax effect on utilization of tax losses	(39,613)	—	—
Effect of preferential tax rate	(12,917)	(165,000)	(21,019)
Effect of non-taxable items	(23,424)	(35,224)	(4,487)
Income tax expenses	52,528	1,129,762	143,921
Effective income tax rate	6.75%	14.02%	14.02%

As of June 30, 2024 and 2025, the significant components of the deferred tax assets and liabilities are summarized below:

	As of June 30,
	2024	2025	2025
	HK$	HK$	US$
Deferred tax assets:
Lease liabilities	—	327,527	41,724
Expected credit losses	—	25,740	3,279
Total deferred tax assets	—	353,267	45,003
Less: valuation allowance	—	—	—
Total deferred tax assets, net of valuation allowance	—	353,267	45,003

Deferred tax liabilities:
Right-of-use assets	—	(336,435)	(42,859)
Depreciation and amortization	—	(74,875)	(9,538)
Total deferred tax liabilities	—	(411,310)	(52,397)
Deferred tax liabilities, net of deferred tax assets	—	(58,043)	(7,394)

The Group accounts for income taxes by recognizing deferred tax assets (DTA) for net operating losses (NOL) of the Operating Company, which is expected to generate future taxable income, based on individual entity assessments. Under the Hong Kong tax jurisdiction, NOL can be carried forward indefinitely, and accordingly, the Group recognizes DTA for the NOL of subsidiaries expected to realize such benefits. A full valuation allowance is recorded for other temporary differences when the Group does not expect to realize these benefits due to local tax regulations and other jurisdictional factors.

For the years ended June 30, 2024 and 2025, the Group has net income. There are no DTA recognized for its NOL from prior years.

No valuation allowance on DTA were recognized for the years during June 30, 2024 and 2025.

Uncertain tax positions

Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, if in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment.

WEB3LABS GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025

12. TAXATION (cont.)

The Group evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of June 30, 2024 and 2025, the Group did not have any unrecognized uncertain tax positions and the Group does not believe that its unrecognized tax benefits will change over the next twelve months. For the years ended June 30, 2024 and 2025, the Group did not incur any interest and penalties related to potential underpaid income tax expenses.

13. RELATED PARTY TRANSACTIONS

(a) Related parties

The table below sets forth the major related parties and their relationships with the Group:

No.	Name of Related Parties	Relationship
1	Chun Long Wong	The CEO and the Director of the Group
2	Kit Chong Ng	Ultimate controlling shareholder of the Group
3	G-Rocket	Controlling Shareholder of the Group
4	Goldford Informatics	An entity under common control by Kit Chong Ng
5	Tinyu International Limited	An entity controlled by the shareholder, G-Rocket
6	Hong Kong Youth Synergy Foundation Ltd	An entity with Kit Chong Ng, as a director

(b) Amounts due from and due to related parties

Amounts due from and due to related parties consisted of the following for the years indicated:

	As of June 30,
	2024	2025	2025
	HK$	HK$	US$
Amount due from related parties
Chun Long Wong(1)	45,391	45,391	5,782
Kit Chong Ng(1)	—	375,130	47,788
Tinyu International Limited(4)	220,000	220,000	28,026
G-Rocket(5)	—	2,079,894	264,958
Hong Kong Youth Synergy Foundation Ltd(4)	3,750,000	2,150,000	273,889
Total	4,015,391	4,870,415	620,443

Amount due to related parties
G-Rocket	11,527	—	—
Kit Chong Ng(1)	107,199	—	—
Goldford Informatics(3)	150,000	150,000	19,109
Total	268,726	150,000	19,109

(c) Crypto investment receivable from a related party

	As of June 30,
	2024	2025	2025
	HK$	HK$	US$
Crypto investment receivable from a related party
G-Rocket Holdings Limited (HK)(2)	9,864	215,043	27,394
Total	9,864	215,043	27,394

WEB3LABS GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025

13. RELATED PARTY TRANSACTIONS (cont.)

(d) Related party transactions

	For the years ended June 30,
	2024	2025	2025
	HK$	HK$	US$
Chun Long Wong
Advance payment to Chun Long Wong(1)	(139,111)	—	—
Repayment from Chun Long Wong(1)	93,720	—	—

Kit Chong Ng
Advance payment, net to Kit Chong Ng(1)	(237,574)	(482,329)	(61,444)

G-Rocket
Collection on behalf the Group(5)	—	(2,091,421)	(266,427)
Payment on behalf the Group(1)	13,737	—	—
Gain from crypto investment receivable(2)	411,912	772,862	98,455
Net settlement of crypto investment receivable(2)	(402,048)	(567,683)	(72,317)

Goldford Informatics
Expenses recognized for services provided by Goldford Informatics(3)	90,000	—	—
Payment for service fees to Goldford Informatics(3)	(120,000)	—	—

Tinyu International Limited
Advance payment to Tinyu International Limited(4)	(220,000)	—	—

Hong Kong Youth Synergy Foundation Ltd
Advance payment to Hong Kong Youth Synergy Foundation Ltd(4)	(3,750,000)	—	—
Repayment from Hong Kong Youth Synergy Foundation Ltd(4)	—	1,600,000	203,824

____________

(1)      The amounts result from the arrangements with related parties for temporary advances for operating purpose. These transactions are unsecured, interest free without fixed maturity date and being due on demand. Up to November 3, 2025, all the outstanding balances have been settled.

(2)      The amounts result from digital assets transferred to a designated wallet and entrusted to the related party for discretionary crypto investment receivable. For details of the crypto investment receivable please refer to Note 2(k).

(3)      The amounts result from the operating support expenses that the Group sourced from Goldford Informatics. Up to November 3, 2025, the outstanding balance has been settled.

(4)      During the year ended June 30, 2024, the Group provided short-term advances to certain of its affiliates. These advances were non-interest bearing and were due on demand. Up to November 3, 2025, all the outstanding balances have been settled.

(5)      The amount resulted from operating arrangement for a related party to collect a consulting project income on behalf of Web3hub, the outstanding balance was interest free and settled on October 22, 2025.

14. SHAREHOLDERS’ EQUITY

(a) Ordinary shares

The Company was established by G-Rocket under the laws of the Cayman Islands on September 30, 2025, with ordinary shares authorized 5,000,000, US$ 0.0001 par value.

Upon the completion of the reorganization on October 20, 2025, the Company has issued 3,368,871 ordinary shares to the shareholders of the Operating Company pursuant to a 1:1 share exchange agreement.

WEB3LABS GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025

14. SHAREHOLDERS’ EQUITY (cont.)

To ensure comparative financial information presented is meaningful, the Company’s ordinary share has been retrospectively restated to reflect the corresponding historical share number of the Operating Company in the consolidated financial statements.

(b) Shares issuance and stock splits

During the years ended June 30, 2024 and 2025, the Operating Company effected a series of forward stock splits as follows:

•        On September 13, 2023, Web3hub effected a 1:27.03 forward stock split.

•        On December 9, 2024, Web3hub conducted a share allotment for aggregate of 300 ordinary shares to a combination of existing and new investors. Immediately to the issuance of ordinary shares, the company effected a 1:1000 forward stock split.

On April 15, 2026, the Company issued 21,631,129 shares (representing the difference between 3,368,871 and 25,000,000) pro rata at a par value of $0.0001 per share, resulting in the Company having 25,000,000 ordinary shares issued and outstanding following such stock split.

The above-mentioned share split of ordinary shares have been accounted for on a retroactive basis and reflected in the comparative financial information presented in these consolidated financial statements.

15. EARNINGS PER SHARE

The Company’s shares outstanding included nil and 311,678 shares of restricted stock that were issued but remain contingently returnable and unvested as of June 30, 2024 and 2025, respectively. Restricted stock is excluded from the calculation of basic weighted average shares outstanding until fully vesting. Meanwhile, the unvested restricted stock is included using the treasury stock method, which adds only the incremental dilutive shares to the weighted average shares outstanding.

Basic earnings per ordinary share are calculated by dividing net income by the weighted average ordinary shares outstanding during the period. Diluted earnings per ordinary share is calculated using the weighted average shares outstanding adjusted for the incremental dilutive effect of unvested restricted stock, using the treasury stock method.

Basic and diluted income per ordinary share from net income were calculated as follows:

	For the years ended June 30,
	2024	2025	2025
	HK$	HK$	US$
Net Income	726,149	6,930,757	882,909

Basic income per ordinary share:
Weighted average ordinary shares outstanding	22,731,493	23,781,825	23,781,825
Basic income per ordinary share	0.03	0.29	0.04

Diluted income per ordinary share:
Weighted average ordinary shares outstanding	22,731,493	23,781,825	23,781,825

Diluted effect:
Incremental shares of unvested restricted stock	—	134,897	134,897
Weighted average diluted ordinary shares outstanding	22,731,493	23,916,722	23,916,722
Diluted income per ordinary share	0.03	0.29	0.04

WEB3LABS GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025

16. SHARE BASED COMPENSATION

Restricted Stocks with Service conditions

During the year ended June 30,2025, the Group granted 311,677 issued but remain contingently returnable and unvested restricted shares with service condition. These grants included 311,677 service-based restricted stock units to strategic shareholders at a grant date fair value of HK$9.593 per share on December 9, 2024. The restricted stocks were issued but remain contingently returnable and unvested, vesting ratably over a 10-year service period, subject to the satisfaction of annual service-based conditions, including key business development milestones such as investor engagement activities and strategic partner negotiation.

The fair value of restricted stock grants represents the market price of the Company’s ordinary shares reflected in actual share issuance transactions to other shareholders on the date of grant.

Information for restricted stock with service and performance conditions as of June 30, 2025 was as follows:

	For the years ended June 30,
		HK$	US$
	Shares	Fair Value Per Share	Fair Value Per Share
Unvested restricted stock at the beginning of the year	—	—
Granted	311,677	9.593	1.222
Vested	(18,181)	9.593	1.222
Modified	—	—	—
Forfeited	—	—	—
Number of unvested restricted stocks at the year end	293,496	9.593	1.222

As of June 30, 2025, the total unrecognized compensation cost related to unvested restricted stock is HK$ 2,815,644, which is expected to be recognized over a weighted-average remaining service period of 9.42 years.

17. COMMITMENTS AND CONTINGENCIES

(a) Contractual Commitments

As of June 30, 2025, the Group had neither significant financial nor capital commitment.

(b) Legal and Regulatory Matters

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. There were no pending or threatened claims and litigation as of June 30, 2024 and 2025, and through the issuance date of these consolidated financial statements.

18. SUBSEQUENT EVENTS

The Group has evaluated events that have occurred subsequent to the balance sheet date through November 3, 2025, the date on which the consolidated financial statements were available to be issued. Subsequent to the balance sheet date, on August 17, 2025 and September 15, 2025, the Operating Company issued 28,696 and 11,478 ordinary shares to two investors, for consideration of approximately HK$3.9 million and HK$1.6 million, respectively. Upon the aforesaid share issuances, the number of outstanding ordinary shares issued by the Operating Company was 3,368,871 shares. In addition, the Group completed the Reorganization as described in Note 1 (b).

WEB3LABS GLOBAL INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2024 AND 2025

18. SUBSEQUENT EVENTS (cont.)

On October 3, 2025, the Company issued 74,610 ordinary shares to its parent entity, G-Rocket, which were subsequently surrendered for no consideration on October 20, 2025 and held by the Company as treasury shares.

Additionally, as further detailed in Note 2(k), the crypto investment receivable due from a related party was settled on October 22, 2025.

On April 15, 2026, the Company issued 21,631,129 shares (representing the difference between 3,368,871 and 25,000,000) pro rata at a par value of $0.0001 per share, resulting in the Company having 25,000,000 ordinary shares issued and outstanding following such issuances (“Stock split”). Pursuant to ASC 260-10-55-12, all earnings per share data for all prior periods presented have been retrospectively restated (Note 15) to ensure comparability; book value per share has been adjusted on a consistent basis.

The Group has concluded that no other subsequent events have occurred that would require recognition in the consolidated financial statements or disclosure in these notes.

WEB3LABS GLOBAL INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	As of
		June 30, 2025	December 31, 2025 Unaudited
		HK$	HK$	US$
ASSETS
Current assets
Cash in bank		15,568,623	19,471,942	2,501,759
Accounts receivable, net	3	770,700	2,262,992	290,750
Prepaid expenses and other current assets	5	302,480	1,089,973	140,041
Amounts due from related parties	8	4,870,415	—	—
Digital assets	4	9,894,455	10,906,187	1,401,229
Crypto investment receivable from a related party	8	215,043	—	—
Total current assets		31,621,716	33,731,094	4,333,779

Non-current assets
Property and equipment, net		664,546	598,700	76,921
Long-term investment		1,000,000	1,000,000	128,480
Other non-current asset		826,733	826,733	106,219
Deferred offering cost	2(d)	—	3,304,500	424,563
Operating lease right-of-use assets, net	6	2,039,002	1,584,539	203,582
Total non-current assets		4,530,281	7,314,472	939,765
TOTAL ASSETS		36,151,997	41,045,566	5,273,544

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Account payable		39,250	—	—
Accrued expenses and other current liabilities		1,398,386	1,623,337	208,567
Amount due to related parties	8	150,000	202,215	25,981
Operating lease liabilities – current	6	1,120,847	1,239,375	159,235
Contract liabilities – current		2,861,235	2,457,824	315,782
Total current liabilities		5,569,718	5,522,751	709,565

Non-current liabilities
Operating lease liabilities, non-current	6	864,170	542,889	69,750
Deferred tax liabilities, net	7	58,043	10,862	1,396
Contract liability – non-current		2,560,412	1,430,080	183,737
Total non-current liabilities		3,482,625	1,983,831	254,883
TOTAL LIABILITIES		9,052,343	7,506,582	964,448

Commitments and contingencies	12	—	—	—

SHAREHOLDERS’ EQUITY
Ordinary shares(500,000,000 ordinary shares authorized, US$0.0001 par value per share; 24,701,873 shares and 25,000,000 shares issued and outstanding as of June 30, 2025 and December 31, 2025, respectively) *	10	2,611	2,642	339
Additional paid in capital		19,692,198	25,287,121	3,248,895
Retained earnings		7,404,845	8,249,221	1,059,862
TOTAL SHAREHOLDERS’ EQUITY		27,099,654	33,538,984	4,309,096

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		36,151,997	41,045,566	5,273,544

____________

*        The shares and per share information are presented on a retroactive basis to reflect the Stock split (Note 13).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WEB3LABS GLOBAL INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Note	Six months ended December 31,
		2024 Unaudited	2025 Unaudited
		HK$	HK$	US$
Revenue	2(e)	7,587,539	7,396,589	950,315
Cost of revenue		(4,503,159)	(2,036,377)	(261,634)
Gross profit		3,084,380	5,360,212	688,681

Operating expenses
Selling, general and administrative expenses		(1,798,019)	(4,302,475)	(552,783)
Total operating expenses		(1,798,019)	(4,302,475)	(552,783)
Operating profit		1,286,361	1,057,737	135,898

Other income (expenses)
Financial income, net		45,401	121,827	15,652
Change in fair value of digital assets		(22,180)	(189,148)	(24,302)
Disposal loss from crypto assets		(12,476)	(68,593)	(8,813)
Gain from crypto investment receivable		749,847	—	—
Other expense, net		(19,929)	(38,733)	(4,976)
Total other income, net		740,663	(174,647)	(22,439)

Income before income tax expenses		2,027,024	883,090	113,460
Income tax (expenses)/benefits	7	(203,121)	(38,714)	(4,974)
Net Income		1,823,903	844,376	108,486
Weighted average number of shares outstanding used in computing earnings per share – basic	10	23,319,530	24,574,644	24,574,644
Weighted average number of shares outstanding used in computing earnings per share – diluted	10	23,467,131	24,702,840	24,702,840
Earnings per ordinary share – basic	10	0.0782	0.0344	0.0044
Earnings per ordinary share – diluted	10	0.0777	0.0342	0.0044

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WEB3LABS GLOBAL INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Ordinary shares		Additional paid-in capital	Accumulated Retained earnings	Total shareholders’ equity
	Share number*	HK$	HK$	HK$	HK$
Balance as of July 1, 2024	23,197,689	2,453	6,239,757	474,088	6,716,298
Net income	—	—	—	1,823,903	1,823,903
Restricted stock vesting	311,677	33	(33)	—	—
Compensation expense – restricted stock	—	—	24,917	—	24,917
Issuance of ordinary shares	979,557	103	9,397,298	—	9,397,401
Balance as of December 31, 2024 (Unaudited)	24,488,923	2,589	15,661,939	2,297,991	17,962,519

Balance as of July 1, 2025	24,701,873	2,611	19,692,198	7,404,845	27,099,654
Net income	—	—	—	844,376	844,376
Compensation expense – restricted stock	—	—	149,502	—	149,502
Issuance of ordinary shares	298,127	31	5,445,421	—	5,445,452
Balance as of December 31, 2025 (Unaudited)	25,000,000	2,642	25,287,121	8,249,221	33,538,984
Balance as of December 31, 2025 (US$)	25,000,000	339	3,248,895	1,059,862	4,309,096

____________

*        The shares and per share information are presented on a retroactive basis to reflect the reorganization completed on October 20, 2025 and stock split on April 15, 2026 as disclosed in Note 1(b).

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WEB3LABS GLOBAL INC.
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended December 31,
	2024 Unaudited	2025 Unaudited
	HK$	HK$	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net cash used in operating activities	(3,567,683)	(3,296,493)	(423,534)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of property and equipment	(769,600)	(13,770)	(1,769)
Proceeds from the sale of digital assets	147,071	—	—
Repayments of advance to related parties	1,600,000	4,870,415	625,752
Net cash provided by investing activities	977,471	4,856,645	623,983

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of ordinary shares	103	5,445,452	699,633
Payment of deferred offering costs	—	(3,304,500)	(424,563)
Proceeds from borrowings from a related party		202,215	25,981
Net cash provided by financing activities	103	2,343,167	301,051

Effect of exchange rate changes	—	—	—

Net change in cash in bank	(2,590,109)	3,903,319	501,500

Cash in bank, beginning of the period	10,111,528	15,568,623	2,000,259
Cash in bank, end of the period	7,521,419	19,471,942	2,501,759

Supplemental disclosures of non-cash investing and financing activities:
Conversion of advance contributions to registered ordinary shares	(7,062,460)	—	—
Proceeds from issuance of ordinary shares through digital assets	2,337,000	—	—
Net investment of crypto investment receivable party	554,281	—	—

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

WEB3LABS GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND 2025

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

(a) Principal activities

Web3Labs Global Inc. (the “Company” or “Web3Labs”) was incorporated under the laws of Cayman Islands on September 30, 2025, as an exempted company with limited liability. The Company with its subsidiaries (collectively referred to as the “Group”) are principally engaged in providing comprehensive Web 3.0 ecosystem and incubation services, with all its operations in Hong Kong. The principal activities of the Company include offering strategic and technical advisory services to Web 3.0 projects, providing resources, mentorship, organizing industry events and conferences, and financial support to early-stage ventures, as well as conducting workshops and educational programs on Web 3.0 technologies.

(b) Reorganization

Historically, the Web 3.0 ecosystem services and incubation ecosystem service are solely provided by Web3hub Global Company Limited (“Web3hub” or “Operating Company”). To support its growth, the Operating Company undertook several capital-raising activities, including the issuance of ordinary shares and stock splits as described in Note 9.

As of December 31, 2025, the Operating Company had 25,000,000 ordinary shares issued and outstanding, which have been retrospectively reflected in the Company’s unaudited condensed consolidated financial statements to account for the reorganization and the share swap transaction as disclosed below.

To establish the Company as the new ultimate holding company, the reorganization of the Company’s legal structure (the “Reorganization”) was completed on October 20, 2025. The Reorganization involved the following major events:

1)      As of September 30, 2025, Web3Labs was incorporated in the Cayman Islands by G-Rocket to serve as the ultimate holding company;

2)      As of September 30, 2025, Web3Labs BVI Inc. (“Web3Labs BVI”) was incorporated in the British Virgin Islands to serve as a wholly-owned subsidiary of Web3Labs; it became wholly-owned by Web3Labs on October 3, 2025;

3)      As of October 20, 2025, in a share swap transaction, the shareholders of the Operating Company transferred 100% of their equity interests in Web3hub to Web3Labs BVI in exchange for ordinary shares of Web3Labs.

Before and after the Reorganization, the Group is effectively controlled by the G-rocket and ultimately controlled by NG Kit Chong. As such, to reflect the economic substance of the Operating Company’s business under the reorganization, the transaction detailed above has been accounted for as a transaction among entities under common control. Accordingly, the financial statements have been prepared by retrospectively presenting the financial results of the entities now comprising the Group and reflecting the historical share capital structure of the Operating Company, including the effects of all previously described equity transactions and stock splits.

As of April 21, 2026, which is the date that these unaudited condensed consolidated financial statements are available to be issued, the details of the Company’s subsidiaries are as follows.

Name	Date of Incorporation	Place of Incorporation	Percentage of Effective Ownership	Principal Activities
Web3Labs BVI	September 30, 2025	British Virgin	100%	Investment holding
Web3hub	March 3, 2017	Hong Kong	100%	Web 3.0 service provider

WEB3LABS GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of presentation

The unaudited condensed consolidated financial statements have been prepared in accordance with the rules and regulations of the Security and Exchange Commission and accounting principles generally accepted in the United States of America (‘‘U.S. GAAP’’) for interim financial reporting. Certain information and footnote disclosures normally included in financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the years ended June 30, 2024 and 2025.

In the opinion of the management, the accompanying unaudited condensed consolidated financial statements reflect all normal recurring adjustments, which are necessary for a fair presentation of financial results for the interim periods presented. The Company believes that the disclosures are adequate to make the information presented not misleading. The accompanying unaudited condensed consolidated financial statements have been prepared using the same accounting policies as used in the preparation of the Company’s audited consolidated financial statements for the years ended June 30, 2024 and 2025. The results of operations for the six months ended December 31, 2025 are not necessarily indicative of the results for the full year.

(b) Convenience translation

These unaudited condensed consolidated financial statements are presented in HK$, which is the Group’s functional and presentational currency. Amounts in US$ are presented for the convenience of the reader and are translated at the rate of US$1.00 = HK$7.7833, representing the exchange rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025.

(c) Cash in bank

Cash in bank represents bank deposits and balance, which have original maturities of three months or less and unrestricted as to withdrawal and use.

Disaggregation of cash in bank by currency denomination is set out below:

	As of
	June 30, 2025	December 31, 2025 Unaudited
	HK$	HK$	US$
Currency
HK dollar	5,191,479	8,030,680	1,031,783
US dollar	10,377,144	11,441,262	1,469,976
Total	15,568,623	19,471,942	2,501,759

(d) Deferred offering cost

The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin (“SAB”) Topic 5A — “Expenses of Offering”. Deferred offering costs consist of underwriting, legal, and other expenses incurred through the balance sheet date that are directly related to the Initial Public Offering and that would be charged to shareholders’ equity upon the completion of the Initial Public Offering.

(e) Revenue recognition

The Group generally settle with the customer with cash in HKD or USD. The Group also accept cryptocurrency as the payment form, and recognize revenue and the cost of cryptocurrency based on the fiat currency amount.

WEB3LABS GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following table disaggregates the Group’s revenue by major sources:

	For the six months ended December 31,
	2024 Unaudited	2025 Unaudited
	HK$	HK$	US$
By revenue stream
Web 3.0 strategic consulting services	2,982,929	3,811,251	489,670
Web 3.0 acceleration program management services	1,170,000	547,100	70,292
Web 3.0 general business services	—	839,906	107,911
Event organization services	3,380,000	2,190,498	281,436
Referral business services and others	54,610	7,834	1,006
Total	7,587,539	7,396,589	950,315
	For the six months ended December 31,
	2024 Unaudited	2025 Unaudited
	HK$	HK$	US$
By timing of revenue recognition
Overtime	6,362,929	6,841,655	879,017
Point in time	1,224,610	554,934	71,298
Total	7,587,539	7,396,589	950,315

Contract balances

As of June 30, 2025 and December 31, 2025, the Group recognized contract assets as of nil and nil, respectively. Contract assets are converted to accounts receivable when the right to payment becomes unconditional.

Contract liabilities represent the billings or cash received for services in advance of revenue recognition and is recognized as revenue when all of the Group’s revenue recognition criteria are met.

As of December 31, 2025, the aggregate amount of the transaction price allocated to remaining performance obligation is HK$3,887,904 (US$499,519), and the Group will recognize this revenue related to Web 3.0 strategic consulting service and Web 3.0 acceleration program management over the remaining contract periods over 0.3 to 2.2 years. The current portion (expected to be recognized within 1 year) is HK$2,457,824 (US$315,782), corresponding to performance obligations with remaining terms of 0.3 to 1 year. The non-current portion (expected to be recognized beyond 1 year) is HK$1,430,080 (US$183,737), corresponding to performance obligations with remaining terms of 1 to 2.2 years.

Revenue recognized in the period that was included in the beginning-of-period contract liability balance were HK$306,980 and HK$1,533,743 (US$197,056) for the six months ended December 31, 2024 and 2025, respectively.

(f) Income taxes

The Group did not accrue any liability, interest or penalties related to uncertain tax positions in its provision for income taxes line of its consolidated statements of income for the six months ended December 31, 2024 and 2025, respectively. The Group does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

WEB3LABS GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

(g) Segment reporting

Our Chief Executive Officer (CEO) has been identified as the Chief Operating Decision Maker (CODM). The CODM reviews segment performance, allocates resources, and assesses operating results based on the measure of segment operating income, which is defined as segment revenue less cost of revenue, operating expenses, selling, general and administrative expenses.

(h) Concentration of Risks

The Group is subject to risks associated with concentrations in its customer base and financial instruments. Additionally, the Group’s operations are geographically concentrated in the Asia-Pacific region. Economic, political, or regulatory changes in this region could significantly impact the Group’s performance.

Credit risk

Financial instruments that potentially expose the Group to concentration of credit risk consist primarily of cash in bank, account receivable, contract assets and amount due from related parties. The Group places its cash in bank with financial institutions with high-credit ratings and quality.

To reduce credit risk, the Group performs on-going credit evaluations of the financial condition of these service clients. The Group establishes a provision for credit losses based upon estimates, factors surrounding the credit risk of specific service clients and other information.

Concentration of customers

The following customers represented more than 10% of the Group’s total revenue for the six months ended December 31, 2024 and 2025:

	For the six months ended December 31,
	2024	2025
	Unaudited
Customer A	45%	*
Customer B	22%	*
Customer C	14%	*
Customer D	*	11%
Customer E	15%	*
Customer K	*	14%
Customer L	*	20%

____________

*        Represented percentage less than 10%

WEB3LABS GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The following customers represented more than 10% of the Group’s total accounts receivable, net as of June 30, 2025 and December 31, 2025:

	As of
	June 30, 2025 Audited	December 31, 2025 Unaudited
Customer F	68%	*
Customer G	17%	*
Customer H	15%	*
Customer L	*	66%

____________

*        Represented percentage less than 10%

Concentration of vendors

The following suppliers represented more than 10% of the Group’s total purchase for the six months ended December 31, 2024 and 2025:

	For the six months ended December 31,
	2024	2025
	Unaudited
Supplier A	66%	*
Supplier B	*	12%
Supplier C	*	19%

____________

*        Represented percentage less than 10%

The following suppliers represented more than 10% of the Group’s total accounts payable as of June 30, 2025 and December 31, 2025:

	As of
	June 30, 2025 Audited	December 31, 2025 Unaudited
Supplier D	100%	*

____________

*        Represented percentage less than 10%

Interest rate risk

The Group’s exposure on fair value interest rate risk mainly arises from its fixed deposits with banks. It also has exposure on cash flow interest rate risk which is mainly arising from its deposits with banks.

In respect of the exposure to cash flow interest rate risk arising from floating rate non-derivative financial instruments held by the Group, such as cash in bank, at the end of the reporting period, the Group is not exposed to significant interest rate risk as the interest rates of cash at bank are not expected to change significantly.

Liquidity Risk

Liquidity risk is the risk that we will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. Our approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

WEB3LABS GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Typically, we ensure that it has sufficient cash on demand to meet expected operational expenses for a period of 180 days, including the servicing of financial obligations; this excludes the potential impact of extreme circumstances that cannot reasonably be predicted, such as natural disasters.

(i) Recent accounting pronouncements

The Group expects to be an emerging growth company (“EGC”) as defined by the Jumpstart Our Business Startups Act (“JOBS Act”). The JOBS Act provides that an EGC can take advantage of extended transition periods for complying with new or revised accounting standards. This allows an EGC to delay adoption of certain accounting standards until those standards would otherwise apply to private companies. The Group elected to take advantage of the extended transition periods. However, this election will not apply should the Group cease to be classified as an EGC.

New Accounting Pronouncements Not Yet Adopted

In March 2025, the FASB issued ASU 2025-02 — Liabilities (405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122. The amendments in this update are effective immediately and on a fully retrospective basis to annual periods beginning after December 15, 2024. The Company is currently evaluating the effect of adoption of this standard to its consolidated financial statements and disclosures.

In July 2025, the FASB issued ASU 2025-05 “Financial Instruments — Credit Losses (Topic 326) — Measurement of Credit Losses for Accounts Receivable and Contract Assets.” It applies to entities that use the practical expedient and accounting policy election (if applicable) when estimating expected credit losses on current accounts receivable and/or current contract assets from transactions under Topic 606, including such assets acquired in a business combination accounted for under Topic 805. The amendments will be effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual periods. Early adoption is permitted. The Group does not expect to adopt this guidance early and does not expect the adoption of this ASU to have a material impact on its future consolidated financial statements.

3. ACCOUNTS RECEIVABLE, NET

The accounts receivable, net consisted of the following:

	As of
	June 30, 2025	December 31, 2025 Unaudited
	HK$	HK$	US$
Accounts receivable	926,700	2,418,992	310,793
Less: Allowance for credit losses	(156,000)	(156,000)	(20,043)
Total	770,700	2,262,992	290,750

4. DIGITAL ASSETS

The following tables provide additional detail related to the digital assets as of June 30, 2025 and December 31, 2025:

	As of
	June 30, 2025 Audited	December 31, 2025 Unaudited
	HK$	HK$	US$
Digital Assets – Financial Assets	3,441,224	3,335,789	428,583
Digital Assets – Non-Financial Assets	6,453,231	7,570,398	972,646
Total digital assets	9,894,455	10,906,187	1,401,229

WEB3LABS GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND 2025

4. DIGITAL ASSETS (cont.)

The digital assets consisted of the following as of June 30, 2025 and December 31, 2025:

	As of
	June 30, 2025 Audited	December 31, 2025 Unaudited
	HK$	HK$	US$
USDT	6,435,627	835,211	107,308
USDC	3,441,224	3,335,789	428,583
ETH	15,388	3,140,426	403,483
MXC	2,216	—	—
BSC-USD	—	189,588	24,358
BCH	—	3,405,142	437,493
TRX	—	31	4
Ending balance	9,894,455	10,906,187	1,401,229

The following tables present the Group’s digital assets holdings as of June 30, 2025 and December 31, 2025:

	As of June 30, 2025 (Audited)
	Quantity	Cost basis	Fair Value	Fair Value
		HK$	HK$	US$
USDT	819,825.07	6,408,841	6,435,627	819,836
USDC	438,364.50	3,413,327	3,441,224	438,378
ETH	0.79	14,302	15,388	1,960
MXC	192,700.99	31,333	2,216	282
	As of December 31, 2025 (Unaudited)
	Quantity	Cost basis	Fair Value	Fair Value
		HK$	HK$	US$
USDT	107,507.24	823,806	835,211	107,308
USDC	428,764.82	3,295,929	3,335,789	428,583
ETH	135.68	3,489,550	3,140,426	403,483
BSC-USD	24,400.00	191,018	189,588	24,358
BCH	733.14	3,197,590	3,405,142	437,493
MXC	192,700.99	—	—	—
TRX	13.86	35	31	4

WEB3LABS GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND 2025

4. DIGITAL ASSETS (cont.)

The following table presents additional information about the Group’s cryptocurrencies for the six months ended December 31, 2024 and 2025:

	For the six months ended December 31, 2024 and 2025
	USDT	USDC	ETH	MXC	TRX	BSC-USD	BCH
Balance as of July 1, 2024	4,430,414	166,017	180,432	15,667	—	—	—
Additions(1)	2,728,357	6,320,548	—	—	—	—	—
Dispositions(2)	(6,829,528)	(2,612,786)	(147,071)	—	—	—	—
Unrealized fair value changes on digital assets	(8,782)	(5,643)	203	(7,958)	—	—	—
Realized gain on sale or exchange of digital assets	—	(500)	(11,976)	—	—	—	—
Balance as of December 31, 2024 (Unaudited)	320,461	3,867,636	21,588	7,709	—	—	—

Balance as of July 1, 2025	6,435,627	3,441,224	15,388	2,216	—	—	—
Additions(1)	1,965,609	179,171	3,489,550	—	77	191,018	3,197,590
Dispositions(2)	(7,498,764)	(254,737)	—	—	(41)	—	—
Unrealized fair value changes on digital assets	(1,046)	(29,707)	(364,512)	—	(5)	(1,430)	207,552
Realized gain on sale or exchange of digital assets	(66,215)	(162)	—	(2,216)	—	—	—
Balance as of December 31, 2025 (Unaudited)	835,211	3,335,789	3,140,426	—	31	189,588	3,405,142
Balance as of December 31, 2025 (US$) (Unaudited)	107,308	428,583	403,483	—	4	24,358	437,493

____________

(1)      Additions represent receipt from providing services, contribution from shareholders and conversions from fiat currency/another digital asset.

(2)      Dispositions represent payment of cost and expenses, sales of digital assets for investing purpose and conversions to fiat currency/another digital asset.

5. PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	As of
	June 30, 2025	December 31, 2025 Unaudited
	HK$	HK$	US$
Contract Cost(1)	175,480	81,319	10,448
Prepaid marketing service fee	125,000	1,003,856	128,976
Others	2,000	4,798	617
Total	302,480	1,089,973	140,041

____________

(1)      Contract costs represented the costs directly related to a contract with customers including manpower costs and other miscellaneous items used in fulfilling the contract and other allocations of costs that relate directly to the contract or to contract activities. Contract costs are determined principally by the specific identification method and recognized as cost of revenues on a systematic basis that is consistent with the transfer to the customers of the related services.

The Group did not have provision for impairment against contract cost as of June 30, 2025 and December 31, 2025, respectively.

WEB3LABS GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND 2025

6. OPERATING LEASE

Effectively on July 1, 2023, the Group adopted ASC 842. At the inception of a contract, the Group determines if the arrangement was, or contained, a lease. The leases of the Group mainly consisted of office leasing.

Supplemental balance sheet information related to operating lease was as follows:

	As of
	June 30, 2025 Audited	December 31, 2025 Unaudited
	HK$	HK$	US$
Operating lease right-of-use assets, net	2,039,002	1,584,539	203,582

Operating lease liabilities, current	1,120,847	1,239,375	159,235
Operating lease liabilities, non-current	864,170	542,889	69,750
Total operating lease liabilities	1,985,017	1,782,264	228,985

The weighted average remaining lease term and discount rate for the operating lease as of June 30, 2025 and December 31, 2025, the information related to operating lease was as follows:

	As of
	June 30, 2025 Audited	December 31, 2025 Unaudited
Weighted average annual discount rate:

Operating lease	5.25%	5.25%
Weighted average remaining lease term (Years):
Operating lease	1.96	1.46
Commencement date of the lease:
Operating lease	June 15, 2025	June 15, 2025

The Group’s lease agreements do not have a discount rate that is readily determinable. The incremental borrowing rate is determined at lease commencement or lease modification and represents the rate of interest the Group would have to pay to borrow on a collateralized basis over a similar term and an amount equal to the lease payments in a similar economic environment. For the six months ended December 31, 2024 and 2025, the Group did not have any impairment loss against its operating lease right-of-use assets.

Cash paid for amounts included in the measurement of lease liabilities was nil and approximately HK$250,773 (US$32,219) for the six months ended December 31, 2024 and 2025, respectively.

The following is a schedule of future minimum payments under the current existing operating leases as of December 31, 2025:

	As of December 31,
	2025	2025
	HK$	US$
2026	1,294,051	166,260
2027	548,163	70,428
Total future lease payments	1,842,214	236,688
Less: imputed interest	(59,950)	(7,703)
Present value of future payments	1,782,264	228,985

WEB3LABS GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND 2025

7. TAXATION

The entities within the Group file separate tax returns in the respective tax jurisdictions in which they operate.

(a) Cayman Islands

The Company incorporated in the Cayman Islands as an exempted company with limited liability under the Companies Act of the Cayman Islands and accordingly, are exempted from Cayman Islands income tax. As such, the Company is not subject to tax on either income or capital gain. In addition, no withholding tax is imposed upon any payments of dividends by subsidiaries to the Company.

(b) British Virgin Islands

Subsidiary established in the British Virgin Islands is under the current laws of the British Virgin Islands, such subsidiary is not subject to income or capital gains tax. In addition, upon payments of dividends by single company to their shareholders, no British Virgin Islands withholding tax will be imposed.

(c) Hong Kong

Two-tier Profits Tax Rates

Web3hub was incorporated in Hong Kong and is subject to Hong Kong profits tax compliance.

The two-tier profits tax rates system was introduced under the Inland Revenue (Amendment) (No.3) Ordinance 2018 (“the Ordinance”) of Hong Kong became effective for the assessment year 2018/2019. Under the two-tier profit tax rates regime, the profits tax rate for the first HKD 2 million of assessable profits of a corporation will be subject to the lowered tax rate, 8.25% while the remaining assessable profits will be subject to the legacy tax rate, 16.5%. The Ordinance only allows one entity within a group of “connected entities” is eligible for the two-tier tax rate benefit. An entity is a connected entity of another entity if (1) one of them has control over the other; (2) both of them are under the control (more than 50% of the issued share capital) of the same entity; (3) in the case of the first entity being a natural person carrying on a sole proprietorship business-the other entity is the same person carrying on another sole proprietorship business. Under the Ordinance, it is an entity’s election to nominate an entity that will be subject to the two-tier profits tax rate on its Profits Tax Return. The election is irrevocable.

Web3hub applies the two-tier profits tax rate for its provision for current income and deferred taxes. Net operating loss will be carried forward indefinitely under Hong Kong profits tax regulation.

For the six months ended December 31, 2024 and 2025, the details of income tax expenses are set forth below:

	For the six months ended December 31,
	2024 Unaudited	2025 Unaudited
	HK$	HK$	US$
Current income tax expenses	122,813	85,895	11,036
Deferred income tax expenses/(benefits)	80,308	(47,181)	(6,062)
Total income tax expenses/(benefits)	203,121	38,714	4,974

WEB3LABS GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND 2025

7. TAXATION (cont.)

The reconciliation of income tax rate to the effective income tax rate based on income before income taxes for the six months ended December 31, 2024 and 2025 are as follows:

	For the six months ended December 31,
	2024 Unaudited	2025 Unaudited
	HK$	HK$	US$
Income before income tax expenses	2,027,024	883,090	113,460
Computed income tax expense with statutory tax rate	334,459	145,710	18,721
Tax effect on utilization of tax losses	—	—	—
Effect of preferential tax rate	(122,814)	(85,896)	(11,036)
Effect of non-taxable items	(8,524)	(21,100)	(2,711)
Income tax expenses/(benefits)	203,121	38,714	4,974
Effective income tax rate	10.02%	4.38%	4.38%

The effective tax rates for the six months ended 31 December, 2024 and 2025 are each below the statutory tax rate of 16.5%, mainly because for the Income before income tax expenses in both periods which was less than HK$2 million, the 8.25% preferential tax rate was applied.

As of June 30, 2025 and December 31, 2025, the significant components of the deferred tax assets and liabilities are summarized below:

	As of
	June 30, 2025 Audited	December 31, 2025 Unaudited
	HK$	HK$	US$
Deferred tax assets:
Lease liabilities	327,527	294,074	37,783
Expected credit losses	25,740	25,740	3,306
Total deferred tax assets	353,267	319,814	41,089
Less: valuation allowance	—	—	—
Total deferred tax assets, net of valuation allowance	353,267	319,814	41,089

Deferred tax liabilities:
Right-of-use assets	(336,435)	(261,449)	(33,591)
Depreciation and amortization	(74,875)	(69,227)	(8,894)
Total deferred tax liabilities	(411,310)	(330,676)	(42,485)
Deferred tax liabilities, net of deferred tax assets	(58,043)	(10,862)	(1,396)

The Group accounts for income taxes by recognizing deferred tax assets (DTA) for net operating losses (NOL) of the Operating Company, which is expected to generate future taxable income, based on individual entity assessments. Under the Hong Kong tax jurisdiction, NOL can be carried forward indefinitely, and accordingly, the Group recognizes DTA for the NOL of subsidiaries expected to realize such benefits. A full valuation allowance is recorded for other temporary differences when the Group does not expect to realize these benefits due to local tax regulations and other jurisdictional factors.

For the six months ended December 31, 2024 and 2025, the Group has net income. There are no DTA recognized for its NOL from prior years. No valuation allowance on DTA were recognized for the six months ended December 31, 2024 and 2025.

WEB3LABS GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND 2025

7. TAXATION (cont.)

Uncertain tax positions

Under relevant Hong Kong tax laws, tax case is normally subject to investigation by the tax authority for up to 6 years of assessment prior to the current year of assessment, if in a case of fraud or willful evasion, then the investigation can be extended to cover 10 years of assessment.

8. RELATED PARTY TRANSACTIONS

(a) Related parties

The table below sets forth the major related parties and their relationships with the Group:

No.	Name of Related Parties	Relationship
1	Wong Chun Long	The CEO and the Director of the Group
2	Ng Kit Chong	Ultimate controlling shareholder of the Group
3	G-Rocket	Controlling Shareholder of the Group
4	Goldford Informatics	An entity under common control by Ng Kit Chong
5	Tinyu International Limited	An entity controlled by the shareholder, G-Rocket
6	Hong Kong Youth Synergy Foundation Ltd	An entity with Ng Kit Chong, as a director

(b) Amounts due from and due to related parties

Amounts due from and due to related parties consisted of the following for the periods indicated:

	As of
	June 30, 2025	December 31, 2025 Unaudited
	HK$	HK$	US$
Amount due from related parties
Wong Chun Long(1)	45,391	—	—
Ng Kit Chong(1)	375,130	—	—
Tinyu International Limited(4)	220,000	—	—
G-Rocket(5)	2,079,894	—	—
Hong Kong Youth Synergy Foundation Ltd(4)	2,150,000	—	—
Total	4,870,415	—	—

Amount due to related parties
Goldford Informatics(3)	150,000	—	—
G-Rocket(1)	—	202,215	25,981
Total	150,000	202,215	25,981

WEB3LABS GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND 2025

8. RELATED PARTY TRANSACTIONS (cont.)

(c) Crypto investment receivable from a related party

	As of
	June 30, 2025	December 31, 2025 Unaudited
	HK$	HK$	US$
Crypto investment receivable from a related party
G-Rocket Holdings Limited (HK)(2)	215,043	—	—
Total	215,043	—	—

(d) Related party transactions

	Six months ended December 31,
	2024 Unaudited	2025 Unaudited
	HK$	HK$	US$
Wong Chun Long
Repayment from Wong Chun Long(1)	—	45,391	5,832

Ng Kit Chong
Advance payment, net to Ng Kit Chong(1)	—	375,130	48,197

G-Rocket
Collection on behalf the Group(5)	(10,150)	—	—
Repayment to the Group(1)	—	2,497,051	320,822
Gain from crypto investment receivable(2)	749,847	—	—
Net settlement of crypto investment receivable(2)	(554,281)	—	—

Goldford Informatics
Payment for service fees to Goldford Informatics(3)	—	150,000	19,272

Tinyu International Limited
Repayment from Tinyu International Limited(4)	—	220,000	28,266

Hong Kong Youth Synergy Foundation Ltd
Repayment from Hong Kong Youth Synergy Foundation Ltd(4)	—	2,150,000	276,232

____________

(1)      The amounts result from the arrangements with related parties for temporary advances for operating purpose. These transactions are unsecured, interest free without fixed maturity date and being due on demand. The amount has been settled during the six months ended December 31, 2025.

(2)      The amounts result from digital assets transferred to a designated wallet and entrusted to the related party for discretionary crypto investment, and settlement of such crypto investment receivable.

(3)      The amounts result from the operating support expenses that the Group sourced from Goldford Informatics. The amount has been settled during the six months ended December 31, 2025.

(4)      During the year ended June 30, 2024, the Group provided short-term advances to certain of its affiliates. These advances were non-interest bearing and were due on demand. The amount has been settled during the six months ended December 31, 2025

(5)      The amount resulted from operating arrangement for a related party to collect a consulting project income on behalf of Web3hub, the outstanding balance was interest free and settled on October 22, 2025.

WEB3LABS GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND 2025

9. SHAREHOLDERS’ EQUITY

(a) Ordinary shares

The Company was established by G-Rocket under the laws of the Cayman Islands on September 30, 2025, with ordinary shares authorized 5,000,000, US$ 0.0001 par value.

On August 17, 2025 and September 15, 2025, the Operating Company issued 28,696 and 11,478 ordinary shares to two investors, for consideration of approximately HK$3.9 million and HK$1.6 million, respectively.

On October 3, 2025, the Company issued 74,610 ordinary shares to its parent entity, G-Rocket, which shares were subsequently surrendered for no consideration on October 20, 2025 and held by the Company as treasury shares.

Upon the completion of the share transaction above and the completion of the reorganization on October 20, 2025, the Company has issued 3,368,871 ordinary shares to the shareholders of the Operating Company pursuant to a 1:1 share exchange agreement.

(b) Stock splits

From July 1, 2025 to the April 15, 2026, the Company effected a stock split as follows:

As of April 15, 2026, the Company issued 21,631,129 shares (representing the difference between 3,368,871 and 25,000,000) pro rata at a par value of $0.0001 per share, resulting in the Company having 25,000,000 ordinary shares issued and outstanding following such issuances (“Stock split”).

The above-mentioned share split of ordinary shares have been accounted for on a retroactive basis and reflected in the comparative financial information presented in these unaudited condensed consolidated financial statements. Pursuant to ASC 260-10-55-12, all earnings per share data for all prior periods presented have been retrospectively restated to ensure comparability; book value per share has been adjusted on a consistent basis.

10. EARNINGS PER SHARE

The Company’s shares outstanding included 311,677 shares of restricted stock that were issued but remain contingently returnable and unvested as of both June 30, 2025 and December 31, 2025. Restricted stock is excluded from the calculation of basic weighted average shares outstanding until fully vesting. Meanwhile, the unvested restricted stock is included in calculation of weighted average diluted ordinary shares outstanding using the treasury stock method, which adds only the incremental dilutive shares to the weighted average shares outstanding.

Basic earnings per ordinary share are calculated by dividing net income by the weighted average ordinary shares outstanding during the period. Diluted earnings per ordinary share is calculated using the weighted average shares outstanding adjusted for the incremental dilutive effect of unvested restricted stock, using the treasury stock method.

WEB3LABS GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND 2025

10. EARNINGS PER SHARE (cont.)

Basic and diluted earnings per ordinary share from net income were calculated as follows:

	For the six months ended December 31,
	2024 Unaudited	2025 Unaudited
	HK$	HK$	US$
Net Income	1,823,903	844,376	108,486

Basic earnings per ordinary share:
Weighted average ordinary shares outstanding*	23,319,530	24,574,644	24,574,644
Basic earnings per ordinary share	0.0782	0.0344	0.0044

Diluted earnings per ordinary share:
Weighted average ordinary shares outstanding*	23,319,530	24,574,644	24,574,644
	For the six months ended December 31,
	2024 Unaudited	2025 Unaudited
	HK$	HK$	US$
Diluted effect:
Incremental shares of unvested restricted stock*	147,601	128,196	128,196
Weighted average diluted ordinary shares outstanding*	23,467,131	24,702,840	24,702,840
Diluted earnings per ordinary share	0.0777	0.0342	0.0044

____________

*        The shares and per share information are presented on a retroactive basis to reflect the Stock split (Note 16).

11. SHARE BASED COMPENSATION

Restricted Stocks with Service conditions

During the year ended June 30, 2025, the Group granted 311,677 issued but remain contingently returnable and unvested restricted shares with service condition. These grants included 311,677 service-based restricted stock units to strategic shareholders at a grant date fair value of HK$9.593 per share on December 9, 2024. The restricted stocks were issued but remain contingently returnable and unvested, vesting ratably over a 10-year service period, subject to the satisfaction of annual service-based conditions, including key business development milestones such as investor engagement activities and strategic partner negotiation.

The fair value of restricted stock grants represents the market price of the Company’s ordinary shares reflected in actual share issuance transactions to other shareholders on the date of grant.

WEB3LABS GLOBAL INC.
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED DECEMBER 31, 2024 AND 2025

11. SHARE BASED COMPENSATION (cont.)

Information for restricted stock with service and performance conditions for the six months ended December 31, 2024 and 2025 was as follows:

	Shares*	HK$	US$
		Fair Value Per Share	Fair Value Per Share
Unvested restricted stock as of July 1, 2024 (Audited)	—	—	—
Granted*	311,677	9.593	1.222
Vested*	(2,597)	9.593	1.222
Modified	—	—	—
Forfeited	—	—	—
Number of unvested restricted stocks as of December 31, 2024 (Unaudited) *	309,080	9.593	1.222

Unvested restricted stocks as of July 1, 2025 (Audited) *	293,496	9.593	1.222
Granted*	—	—	—
Vested*	(15,584)	9.593	1.222
Modified	—	—	—
Forfeited	—	—	—
Number of unvested restricted stocks as of December 31, 2025 (Unaudited) *	277,912	9.593	1.222

____________

*        The shares and per share information are presented on a retroactive basis to reflect the Stock split (Note 9(b)).

As of December 31, 2025, the total unrecognized compensation cost related to unvested restricted stock is HK$2,666,156, which is expected to be recognized over a weighted-average remaining service period of 8.92 years.

12. COMMITMENTS AND CONTINGENCIES

(a) Contractual Commitments

As of December 31, 2025, the Group had neither significant financial nor capital commitment.

(b) Legal and Regulatory Matters

In the ordinary course of business, the Group may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Group records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss is reasonably estimable. There were no pending or threatened claims and litigation as of December 31, 2025, and through the issuance date of these unaudited condensed consolidated financial statements.

13. SUBSEQUENT EVENTS

On April 15, 2026, the Company issued 21,631,129 shares through a stock split transaction. Details of these transactions and their impact have been disclosed in note 9(b). The Group has concluded that no other subsequent events have occurred that would require recognition in these unaudited condensed consolidated financial statements or disclosure in these notes.

6,250,000 Class A ordinary shares

Web3Labs Global Inc.

–––––––––––––––––––––––––––––––––––

PRELIMINARY PROSPECTUS

–––––––––––––––––––––––––––––––––––

            , 2026

Until             , 2026 (25 days after the date of this prospectus), all dealers that buy, sell or trade our Class A ordinary shares, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to its unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Articles provide that, to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)     all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)    without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own actual fraud, willful default, dishonesty or willful neglect.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

Pursuant to our offer letters to directors, we will agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or executive officer.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

As of the date of this prospectus, 3,368,871 ordinary shares are issued and outstanding.

During the past three years, we have issued the following ordinary shares. We believe that each of the following issuances was exempt from registration under the Securities Act pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering, or in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No underwriters were involved in these issuances of ordinary shares.

On its incorporation on September 30, 2025, the Company issued one ordinary share as subscriber share at par value to AGS Nominees 1 Limited, which was transferred to G-Rocket Holdings Ltd on the same day.

On October 3, 2025, the Company further issued 74,610 ordinary shares to G-Rocket Holdings Limited, which were subsequently surrendered for no consideration on October 20, 2025 and held by the Company as treasury shares.

On October 20, 2025, the Company issued ordinary shares as follows:

Shareholder	Date of Sale or Issuance	Number of Shares	Consideration
G-Rocket Holdings Limited	October 20, 2025	2,813,400 ordinary shares	2,813,400 shares in Web3hub
QTUM Chain Foundation Limited	October 20, 2025	33,000 ordinary shares	33,000 shares in Web3hub
Waterdrip Investment Limited	October 20, 2025	12,000 ordinary shares	12,000 shares in Web3hub
BC Client Services Ltd	October 20, 2025	28,696 ordinary shares	28,696 shares in Web3hub
NexGen Venture Partner Limited	October 20, 2025	33,000 ordinary shares	33,000 shares in Web3hub
Avenir Alpha Limited	October 20, 2025	28,696 ordinary shares	28,696 shares in Web3hub
Cipholio Ventures Limited	October 20, 2025	16,000 ordinary shares	16,000 shares in Web3hub
Mirana Ventures Limited	October 20, 2025	11,478 ordinary shares	11,478 shares in Web3hub
JDI Global Group Limited	October 20, 2025	5,000 ordinary shares	5,000 shares in Web3hub
Vman Capital Limited	October 20, 2025	14,000 ordinary shares	14,000 shares in Web3hub
VCB Technology Limited	October 20, 2025	312,600 ordinary shares	312,600 shares in Web3hub
FORESIGHTRESEARCH PTE. LTD	October 20, 2025	33,000 ordinary shares	33,000 shares in Web3hub
Superior Legend Limited	October 20, 2025	28,000 ordinary shares	28,000 shares in Web3hub

On April 15, 2026, the Board approved, among other things, the issuance of an aggregate of 21,631,129 ordinary shares, at par value of $0.0001, to all existing shareholders on a pro rata basis.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

a)      Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

b)      Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in our consolidated financial statements or the notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)    For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)    For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)    For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness; provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4)    For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)     Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)    Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)   The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)   Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Hong Kong, on [    ], 2026.

Web3Labs Global Inc.
By:
Name: Chun Long Wong
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Chun Long Wong and Jie Jiao, each acting alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form F-1 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462 under the Securities Act of 1933), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
	Chief Executive Officer and Director	[ ], 2026
Chun Long Wong	(principal executive officer)
	Chief Financial Officer	[ ], 2026
Jie Jiao	(principal financial and accounting officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of Web3Labs Global Inc., has signed this registration statement or amendment thereto in Newark, Delaware on [    ], 2026.

Puglisi & Associates
By:
Name: Donald J. Puglisi
Title: Managing Director

EXHIBIT INDEX

Exhibit Number	Description of Document
1.1**	Form of Underwriting Agreement
3.1**	Memorandum and Articles of Association of the Company, as currently in effect
3.2**	Form of Amended and Restated Memorandum and Articles of Association of the Company, effective immediately prior to the completion of this offering
4.1***	Specimen Certificate for Class A ordinary shares
5.1**	Opinion of Appleby regarding the validity of the Class A ordinary shares being registered
8.1**	Opinion of Appleby regarding certain Cayman Islands tax matters (included in Exhibit 5.1)
10.1***	English translation of Investment Operation Agreement No. 1, dated April 1, 2023, by and among Web3hub, G-Rocket and Kit Chong Ng
10.2***	English translation of Investment Operation Agreement No. 2, dated April 1, 2025, by and between Web3hub and Kit Chong Ng.
10.3***	English translation of Cryptocurrency Management Agreement, dated April 1, 2023, by and among Web3hub, Kit Chong Ng, Chun Long Wong, Joey Lam, and Baodan Jin.
10.4*	Management Service Agreement, dated April 1, 2026, by and between Web3hub and Goldford Informatics Limited
10.5***	Employment Agreement, dated March 1, 2024, by and between Web3hub and Jin Baodan
10.6***	Employment Agreement, dated August 1, 2024, by and between Web3hub and Haipeng Li
10.7*	Form of Director Offer Letter
10.8*	Web3Labs Global Inc. 2026 Equity Incentive Plan
21.1***	List of Subsidiaries
23.1**	Consent of Guangdong Prouden CPAs GP
23.2**	Consent of Appleby (included in Exhibit 5.1)
23.3**	Consent of Patrick Mak & Tse (included in Exhibit 99.1)
24.1*	Powers of Attorney (included on signature page to Registration Statement on Form F-1)
99.1**	Opinion of Patrick Mak & Tse regarding certain Hong Kong law matters
99.2***	Code of Business Conduct and Ethics of the Registrant
99.3***	Form of Audit Committee Charter
99.4***	Form of Compensation Committee Charter
99.5***	Form of Nominating and Corporate Governance Committee Charter
99.6**	Consent of Ho Yin (Thomas) Fok
99.7**	Consent of John Edwin Riggins
99.8**	Consent of Robert Ciemniak
107**	Filing Fee Table

____________

*        Filed herewith.

**      To be filed by amendment.

***    Filed previously.